Filed pursuant to Rule 424(b)(3)
Registration No. 333-117344

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 15, 2005)

5,042,382 Shares

Common Stock

The selling stockholders identified in this prospectus supplement are offering shares of our common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “PCR”. The last reported sale price of our common stock on the NYSE on December 14, 2005 was $23.96 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “Prospectus Supplement Summary—Supplemental Risk Factors” beginning on page S-8 of this prospectus supplement and “Risk Factors” beginning on page 5 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$23.75	$119,756,573
Underwriting discounts and commissions	$1.31	$6,586,611
Proceeds, before expenses, to the selling stockholders	$22.44	$113,169,961

The underwriters may also purchase up to an additional 756,357 shares of common stock from the selling stockholders at the public offering price, less underwriting discounts and commissions payable by the selling stockholders, to cover over-allotments, if any, within 30 days from the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $7,574,603, and the total proceeds, before expenses, to the selling stockholders will be $130,145,448.

The underwriters are offering the shares of our common stock as set forth under “Underwriting”. Delivery of the shares of common stock will be made on or about December 20, 2005.

Sole Book-Running Manager

UBS Investment Bank

D.A. Davidson & Co.	Morgan Joseph & Co. Inc.

The date of this prospectus supplement is December 14, 2005.

Building Operations

Perini Building Company, Inc.
James A. Cummings, Inc.
Rudolph and Sletten, Inc.

Forum Shops at Caesars, NV

Red Rock Resort Spa Casino, NV

Lab Conversion, MA

Pier at Caesars, NJ

Glendale Arena, AZ

Morongo Casino, Resort & Spa, CA

San Manuel Band of
Mission Indians,
Bingo & Casino, CA

Las Ventanas, NV

Rental Car Facility, FL

You should rely only on the information included in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. We are not, and the underwriters are not, offering to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

S-i

Base Prospectus

Prospectus summary	1
Risk factors	5
Cautionary note regarding forward-looking statements	15
Use of proceeds	15
Dividend policy	15
Market price of our common stock	16
Capitalization	17
Selected historical consolidated financial data	18
Management’s discussion and analysis of financial condition and results of operations	20
Business	36
Management	51
Certain transactions	60
Selling stockholders	63
Principal stockholders	65
Description of capital stock	67
Plan of distribution	73
Legal matters	75
Experts	75
Where you can find more information	75
Index to financial statements	F-1

About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which describes specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus”, we are referring to both parts combined.

If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. This prospectus supplement and the accompanying prospectus include important information about us, the shares being offered and other information you should know before investing in our common stock. You should read this prospectus supplement and the accompanying prospectus as well as additional information described under “Where you can find more information” in the accompanying prospectus before investing in our common stock.

All references to “Perini Corporation”, the “Company”, “us”, “we” and “our” in this prospectus supplement and the accompanying prospectus mean, unless the context indicates otherwise, Perini Corporation together with its consolidated subsidiaries. All references in this prospectus supplement to our consolidated financial statements or consolidated condensed financial statements include, unless the context indicates otherwise, the related notes. The market data included in this prospectus supplement and the accompanying prospectus, including growth rates and information relating to our relative position in the industries we serve, are based on internal surveys, market research, publicly available information and industry publications. Although we believe that such independent sources are reliable, we have not independently verified the information contained in them.

No dealer, sales representative or other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus supplement and the accompanying prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us or any other person.

This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus supplement and the accompanying prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained in this prospectus supplement and the accompanying prospectus is correct as of any time subsequent to the date stated or the date hereof.

S-ii

Prospectus supplement summary

This summary contains information about our business and the offering of our common stock. It does not contain all of the information that you need to consider in making an investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the information under “—Supplemental Risk Factors” in this prospectus supplement and “Risk Factors” in the accompanying prospectus and our consolidated financial statements and the related notes, before making an investment decision. All references to “Perini Corporation”, the “Company”, “us”, “we” and “our” in this prospectus supplement and the accompanying prospectus mean, unless the context indicates otherwise, Perini Corporation together with its consolidated subsidiaries.

OUR COMPANY

We are a leading construction and management services company offering diversified general contracting, construction management and design-build services to private clients and government agencies throughout the world. We have provided construction services since 1894 and have established a strong reputation within our markets by executing large, complex projects on time and within budget while adhering to strict quality control measures. We offer general contracting, pre-construction planning and comprehensive construction management services, including the planning and scheduling of the manpower, equipment, materials and subcontractors required for a project. We also offer self-performed construction services, including site work, concrete forming and placement and steel erection. During the first nine months of 2005, we performed work on over 100 separate construction projects for more than 65 federal, state and local government agencies or authorities and private clients, generating revenues of $1.1 billion, income from construction operations of $31.2 million and diluted earnings per share of $0.66. From 2000 through 2004, revenues, income from construction operations and diluted earnings per share have increased at a compound annual growth rate of 13.6%, 16.5% and 37.4%, respectively. As of September 30, 2005, we had backlog of approximately $3.33 billion, excluding our recently announced $463 million contract for the expansion of the Foxwoods Resort Casino in southeastern Connecticut, our recent selection as general contractor for Project CityCenter in Las Vegas for MGM MIRAGE, with an estimated value in excess of $3.0 billion, which is subject to agreement on final contract terms, and an estimated $945 million of backlog of Rudolph and Sletten, Inc., our most recent acquisition.

We operate through three primary segments: building, civil and management services. Our building segment, which is comprised of Perini Building Company, James A. Cummings, Inc. and the recently acquired Rudolph and Sletten, focuses on large, complex projects in the hospitality and gaming, sports and entertainment, education, transportation, healthcare, biotech, pharmaceutical and high-tech markets. Our civil segment, which is comprised of Perini Civil Construction and Cherry Hill Construction, Inc., is involved in public works construction primarily in the Northeast and Mid-Atlantic regions of the United States, including the repair, replacement and reconstruction of public infrastructure such as highways, bridges, wastewater treatment facilities and mass transit systems. Our management services segment provides diversified construction, design-build and maintenance services to the United States military and other government agencies as well as multi-national corporations and surety companies.

The following charts present our revenues by segment for the nine months ended September 30, 2005 and our backlog by segment as of September 30, 2005 (in millions):

OUR STRENGTHS

We believe our position as a leading construction and management services company is supported by the following principal competitive strengths:

➢	Substantial and Growing Backlog. We believe our substantial backlog of uncompleted construction work provides us with visibility into our future performance. As of September 30, 2005, our backlog of uncompleted construction work was $3.33 billion, up 189% from backlog of $1.15 billion as of December 31, 2004. Our September 30, 2005 backlog does not include our recently announced $463 million contract for the expansion of the Foxwoods Resort Casino in southeastern Connecticut, our recent selection as general contractor for Project CityCenter in Las Vegas for MGM MIRAGE, with an estimated value in excess of $3.0 billion, which is subject to agreement on final contract terms, and an estimated $945 million of backlog of Rudolph and Sletten, our most recent acquisition. Including these items, which assumes signed contracts on Project CityCenter, our backlog would be approximately $7.7 billion. In 2004, approximately 65% of our annual revenue was derived from projects in backlog at the beginning of the fiscal year.

➢	Market Leadership in Key Building End Markets. Our significant experience, strong client relationships and design-build expertise support our market leadership positions in the United States. According to Engineering News-Record’s 2005 ranking based on revenues, we are the largest contractor in the hotel, motel and convention center market and one of the top 10 contractors in the entertainment market in the United States. We are a recognized leader in the hospitality and gaming market, specializing in the construction of high-end destination resorts and casinos and Native American casino developments. Our reputation for completing projects on time is a significant competitive advantage in the hospitality and gaming market, as any delay in project completion may result in significant loss of revenues for the client. We believe our success results from our proven ability to manage and perform large, complex projects with aggressive fast-track schedules, elaborate designs and advanced systems, while providing accurate budgeting and strict quality control. We have recently been awarded contracts for several high profile resorts and casinos, most notably the Trump International Hotel & Tower, The Cosmopolitan Resort & Casino, the Foxwoods Resort Casino expansion and the Gaylord National Resort and Convention Center. We have also completed work on several other high profile resorts and casinos, most notably the Paris Las Vegas, Mohegan Sun, Morongo Casino Resort & Spa, Pechanga Resort & Casino, Seminoles Hard Rock Hotels & Casinos and The Augustus Tower at Caesars Palace.

➢	Proven Nationwide Capabilities. We believe that our national network of construction and management services differentiates us from our competitors, specifically in end markets that require complex solutions. Our nationwide capabilities, long-term client relationships and proven expertise allow us to capture additional business from existing clients seeking to expand their geographic or local presence and market share. We continue to successfully leverage our nationwide capabilities to assist our clients as they expand into other geographic regions. For example, MGM MIRAGE, Harrah’s Entertainment, Inc., Station Casinos, Inc. and Gaylord Entertainment Co. have utilized our nationwide capabilities to expand their operations.

➢	Long-term Relationships with Major Clients. Our leadership in key markets has allowed us to develop long-term relationships with our major private sector clients, generating significant repeat business. For example, due in part to our success on previous projects and our existing relationships, we are currently under contract to perform construction services for major projects with repeat clients such as Trump Entertainment Resorts Inc., Station Casinos, Inc., Gaylord Entertainment Co. and MGM MIRAGE. We have also been awarded several expansion projects for facilities for which we have previously provided construction services, such as Station Casinos, Inc., Thunder Valley Casino, Pechanga Resort & Casino and Harrah’s Entertainment, Inc. In addition, our relationships and performance with clients in the high-growth building segment enables us to execute projects primarily on a negotiated basis as opposed to competitive bidding processes. We believe our long-term relationships and proven performance provide us with a significant competitive advantage when competing for new business across all of our segments.

➢	Extensive Experience in Complex Civil Construction. For over 100 years, we have provided specialized civil construction services, with an emphasis on large, complex projects in dense urban areas. We have completed or are currently working on some of the most significant civil construction projects in the Northeastern United States, including multiple portions of Boston’s “Big Dig” project, New Jersey Light Rail Transit, the Triborough Bridge and Whitestone Bridge rehabilitations, Jamaica Station and a section of the Long Island Expressway. We consistently qualify to compete for major projects in the Northeastern United States due to our proven record of performance and strong financial position. With our January 2005 acquisition of Cherry Hill, we have expanded our civil construction presence in the Mid-Atlantic and Southeastern United States.

➢	Established Construction Management Services for Challenging Projects. Our clients often rely on us to respond rapidly to complex projects in challenging business or operating environments throughout the world. In addition to our rapid response services, we provide design-build, maintenance and contract completion services to our clients. Our management services segment clients include the United States military and other government agencies, as well as multi-national corporations, including Exelon Corp., General Dynamics Corp. and Raytheon Co., and surety companies. We are extensively involved with the United States Army Corps of Engineers in the design-build construction of four military bases for the Afghan National Army and with multiple agencies for projects related to the reconstruction of Iraq. In March 2005, we completed a five-year contract to upgrade the perimeter and technical security for 30 United States embassies and consulates around the world. We also provide outage planning, management, maintenance and modification services to 10 nuclear power generating stations in the United States under a contract with Exelon Corp.

➢

Diversified Revenue Base.    Our revenue is diversified across a broad range of end markets, which has historically mitigated our exposure to cyclicality in individual end markets. We provide building services to the hospitality and gaming, sports and entertainment, education, transportation and healthcare markets and have extensive civil experience constructing highways, bridges, wastewater treatment facilities and mass transit systems. In addition, our management services segment provides services to the United States military and other government agencies as well as multi-national corporations and surety companies.

For the first nine months of 2005, our building, management services and civil segments accounted for 64%, 19% and 17% of revenues and 75%, 10% and 15% of backlog, respectively. We also have a diversified client base, with 35% and 65% of our revenues for the first nine months of 2005 coming from the public and private sectors, respectively, and we performed work for more than 65 federal, state and local government agencies or authorities and private clients during this period. In addition, our recent acquisition of Rudolph and Sletten further diversifies our revenue base by allowing us to expand our building services into new end markets.

➢	Strong Financial Position. Our senior management team has successfully developed a business model that has consistently made us profitable. Over the past five years we have generated income from construction operations ranging from $27.4 million in fiscal 2000 to $50.3 million in fiscal 2004, and $31.2 million for the nine months ended September 30, 2005. We have also increased our stockholders’ equity from $60.6 million as of December 31, 2000 to $195.9 million as of September 30, 2005. As of September 30, 2005, our cash and cash equivalents were $100.1 million and we had borrowing capacity of $47.2 million under our $50 million revolving credit facility.

➢	Stable, Proven Senior Management Team and Highly Skilled Workforce. Our senior management team and workforce bring significant industry work experience and specialized project expertise to our project operations. Our six-person senior executive management team has an average of 26 years of experience with our company. Together, our top 49 senior executives and operating managers have an average of approximately 17 years of experience with us. In addition, we have over 1,500 salaried employees on staff to manage our substantial backlog. Under the current management team’s leadership, we have improved our revenues and income from construction operations from $1.1 billion and $27.4 million, respectively, in fiscal 2000 to a record $1.8 billion and $50.3 million, respectively, in fiscal 2004, while significantly diversifying our revenue base into new end markets and geographies. This performance represents compound annual growth rates of 13.6% and 16.5% in revenues and income from construction operations, respectively, over this period.

OUR STRATEGY

We seek to increase shareholder value by pursuing the following growth strategies:

➢	Leverage Leadership Position and Strong Relationships in Hospitality and Gaming Market. The hospitality and gaming market continues to be a significant growth area for us. We intend to leverage our leadership position by emphasizing our experience and our proven ability to complete challenging projects on accelerated schedules. We have established strong relationships with numerous traditional gaming companies and Native American tribes that we have leveraged to generate additional projects. As a result of referrals from our existing Native American hospitality and gaming clients, we have been awarded several projects by other Native American clients throughout the United States. For example, the Morongo Casino Resort & Spa and the San Manuel Indian Bingo & Casino were both referred to us by The Pechanga Band of Luiseño Indians. In addition, we expect to continue to leverage our leadership positions and our strong relationships with traditional gaming clients, such as Harrah’s Entertainment, Inc., MGM MIRAGE and Gaylord Entertainment Co., to generate additional opportunities as these long-term clients expand their operations.

➢

Extend Building Construction Expertise to Additional Markets.    As we expand our market presence within particular project types or geographic areas, we seek opportunities to cross-utilize our building construction expertise. For example, many of our clients in the gaming market have initiated projects in condominium, timeshare and high-rise residential construction. As our clients further develop projects beyond the gaming market, we plan to continue servicing our clients in these new markets. Our acquisition in January 2003 of James A. Cummings, an established Florida building company, increased our footprint in the South Florida market and expanded our capabilities in the construction of schools, condominiums and public and commercial facilities. In addition, our October 2005 acquisition of Rudolph and Sletten allows us to enter additional end markets, including attractive markets such as corporate campuses and biotech, pharmaceutical and high-tech projects.

➢	Pursue Expanding Federal Contracting Opportunities for Defense, Reconstruction and Security. Since World War II, we have worked for the United States government, including the Departments of Defense and State. We continue to pursue federal construction and support projects at various domestic and overseas locations such as military bases, military installations and United States embassies and consulates as well as new Department of Homeland Security and disaster relief projects. We also continue to pursue multi-year urgent response and task order contracts with the United States military and other government agencies.

➢	Seek Complex Civil Construction Projects in the Northeastern and Mid-Atlantic United States. We intend to maintain and build upon our established position as a leading civil construction contractor in the Northeastern United States. We have established credentials and proven expertise to consistently qualify, win and complete major civil projects in the Northeastern United States. We selectively focus on large-scale, complex projects, including the repair, replacement and reconstruction of public infrastructure such as highways, bridges, wastewater treatment facilities and mass transit systems, where our competitive advantages can be leveraged. Through our January 2005 acquisition of Cherry Hill, we have extended our already strong reputation as a respected civil contractor to the Mid-Atlantic and Southeastern United States. We have experienced early and significant success with this strategy, with Cherry Hill having received approximately $170 million of new work awards since the close of the acquisition. We plan to continue to leverage this expertise in large, complex civil projects to enhance our market share in these geographic areas.

➢	Pursue Selected Strategic Acquisitions. We plan to continue to supplement our internal growth and achieve strategic benefits by pursuing selected acquisitions across all of our business segments. We actively identify and screen potential acquisition targets to enhance our geographic presence and relationships. In January 2003, we acquired James A. Cummings, an established Florida building company, which increased our footprint and brand in the South Florida market and expanded our capabilities in the construction of schools, condominiums and public and commercial facilities. In January 2005, we completed the acquisition of Cherry Hill, an established civil contractor operating in the Mid-Atlantic and Southeastern United States, specializing in excavation, foundations, paving and construction of civil infrastructure. Cherry Hill’s strong regional reputation for civil projects and its complementary client base, extends our geographic presence and makes for an excellent strategic fit with our existing operations. Most recently, in October 2005, we acquired Rudolph and Sletten, a privately held construction and construction management company based in Redwood City, California that specializes in corporate campuses and healthcare, biotech, pharmaceutical and high-tech projects.

RECENT DEVELOPMENTS

Judgment in Mergentime - Perini Joint Venture v. WMATA Matter

On November 28, 2005, the U.S. District Court for the District of Columbia entered a $21.8 million judgment against two of our joint ventures in the matter of the Mergentime Corporation, et al. v. Washington Metropolitan Area Transit Authority (WMATA) v. Insurance Company of North America. The joint ventures are considering an appeal of the judgment.

The case concerned two subway construction contracts awarded by WMATA in 1985 and 1986 to two joint ventures of which Mergentime Corporation was a 60% managing partner and we were a 40% partner. The construction contracts were terminated by WMATA for cause in 1990. The court awarded WMATA $21,813,439 in damages, plus prejudgment interest. The court also awarded damages to the joint ventures of $200,442, plus prejudgment interest. Under the terms of the joint ventures, we and

Mergentime are jointly and severally liable for the obligations of the joint ventures. We believe that Mergentime may be unable to fulfill its financial obligations to the joint ventures to satisfy any ultimate liability relating to this matter.

On December 6, 2005, we and Mergentime jointly filed a motion with the court requesting that the court enter an order directing the parties to submit briefs within 30 days regarding the appropriateness of the award of prejudgment interest and the amount and to mediate the award of prejudgment interest. On December 9, 2005, WMATA filed a motion with the court claiming prejudgment interest of $18,906,638.15 as of December 19, 2005. In addition, WMATA’s calculation of prejudgment interest assumed that the court would enter judgment on December 19, 2005. If the judgment is entered after that date, WMATA stated that it would adjust its calculation of prejudgment interest to account for the extra time for accrual of interest. WMATA also requested that the court (1) eliminate the prejudgment interest on the damages awarded to the joint ventures, (2) reduce by $356,173 the net damages awarded to WMATA due to a clerical error and (3) enter a judgment on December 19, 2005 in accordance with WMATA’s motion.

As a result of the November 28, 2005 judgment, we expect to record in the fourth quarter of 2005 a pre-tax charge of approximately $21.6 million plus an estimated amount of prejudgment interest to be determined. Calculation of the actual amount of prejudgment interest will depend upon the interest rate to be applied as well as the time from which prejudgment interest is determined to accrue. While we intend to argue, based upon a variety of theories, that prejudgment interest should not be awarded at all or that it should be awarded in a lower amount than that claimed by WMATA, these arguments may not ultimately succeed. Until the court enters a judgment regarding the amount of prejudgment interest awarded, we do not know what the actual total amount of the prejudgment interest will be, but the amount could be material to us.

In 1987, subsequent to the contract awards, we and Mergentime entered into an agreement under which we withdrew from the joint ventures and Mergentime assumed complete control over the performance of both projects. However, we were not released from our responsibilities to WMATA as a joint venture partner. After we withdrew from the joint ventures, Mergentime and WMATA had a dispute regarding progress on the projects and in 1990 WMATA terminated both contracts. WMATA then retained us, acting independently, to complete both projects. We completed both projects successfully.

Following completion of the projects, the joint ventures brought an action in U.S. District Court for the District of Columbia against WMATA, seeking damages for delays, unpaid extra work and wrongful termination, and WMATA counterclaimed against the joint ventures seeking damages for additional costs to complete the projects. After a bench trial, the court found the joint ventures liable to WMATA for damages in the amount of approximately $16.5 million and WMATA liable to the joint ventures for damages in the amount of approximately $4.3 million.

The joint ventures appealed the judgment to the U.S. Court of Appeals for the District of Columbia, and in February 1999, the Court of Appeals vacated the District Court’s judgment and ordered the District Court to review its prior findings and hold further hearings in regard to the joint ventures’ affirmative claims. In February 2001, a successor District Court Judge granted the joint ventures’ motion for a new trial. The trial was completed in January 2002 and a decision was issued on November 28, 2005.

See “Supplemental Risk Factors—We are subject to risks relating to the adverse judgment in connection with the Mergentime - Perini Joint Venture v. WMATA litigation” for a discussion of some of the risks associated with this judgment and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash and Working Capital” for a discussion of the potential impact of the judgment on our liquidity.

Acquisition of Rudolph and Sletten

On October 3, 2005, we completed our acquisition of Rudolph and Sletten. Based in Redwood City, California, Rudolph and Sletten is an established building contractor and construction management company with approximately $644 million in revenues for its fiscal year ended September 30, 2005. Rudolph and Sletten specializes in corporate campuses and healthcare, biotech, pharmaceutical and high-tech projects. Rudolph and Sletten will operate as a wholly owned subsidiary of our company, and the existing Rudolph and Sletten senior management team will remain in place.

We purchased 100% of Rudolph and Sletten’s capital stock for approximately $53 million in cash, subject to a post-closing adjustment based on Rudolph and Sletten’s 2005 fiscal year operating results and financial position. The transaction was financed with cash on hand, a portion of which we subsequently refinanced with a new $30 million secured term loan under our amended and restated credit agreement. See “—Amended and Restated Credit Agreement” for a description of our amended and restated credit agreement.

We believe that the Rudolph and Sletten acquisition represents a strong strategic fit with our existing operations, and expands our building construction capabilities in the Western United States. In addition, the acquisition of Rudolph and Sletten is expected to provide us with additional capabilities and resources to meet the anticipated growing demand in the gaming and hospitality markets served by our building segment. The acquisition will also further diversify our end markets, particularly in attractive markets such as corporate campuses and biotech, pharmaceutical and high-tech projects.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments” in this prospectus supplement for more information regarding our acquisition of Rudolph and Sletten.

Amended and Restated Credit Agreement

On October 14, 2005, we entered into an Amended and Restated Credit Agreement with Bank of America, N.A. and TD Banknorth. The amended and restated credit agreement replaces in its entirety our prior credit agreement.

The amended and restated credit agreement provides for a secured revolving credit facility of up to $50 million, unchanged from our previously existing credit agreement. The amended and restated credit agreement also provides for an increase in the aggregate amount of letters of credit that may be issued under the agreement from $7.5 million to $15 million. Outstanding letters of credit reduce availability under the revolving credit facility on a dollar-for-dollar basis. The termination date of the revolving credit facility was extended from June 30, 2007 to June 30, 2008.

The amended and restated credit agreement also provides for a new $30 million secured term loan, which we used to refinance a portion of the purchase price for the Rudolph and Sletten acquisition. The new term loan amortizes in equal quarterly principal payments of $1.5 million through October 2010.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash and Working Capital” in this prospectus supplement for more information regarding the terms of our amended and restated credit agreement.

Preferred Shareholder Litigation

On September 28, 2005, we announced that the United States District Court for the District of Massachusetts approved the previously announced settlement of the class action lawsuit filed by holders of our $2.125 Depositary Convertible Exchangeable Preferred Shares (Depositary Shares). The settlement and the number of Depositary Shares participating in the settlement became final on October 24, 2005.

Under the terms of the settlement, effective November 2, 2005, we purchased all of the 374,185 participating Depositary Shares that were submitted for a price per Depositary Share of $19.00 in cash and one share of our common stock, for an aggregate of $7.1 million in cash and 374,185 shares of common stock. After consummation of the settlement, 185,088 Depositary Shares remain outstanding.

As a result of the settlement, approximately $2.3 million of previously accrued and unpaid dividends relating to the 374,185 Depositary Shares that we purchased will be reversed. We estimate that this reversal will result in a favorable impact on our fourth quarter and full fiscal year 2005 diluted earnings per share of approximately $0.09. Additionally, pursuant to the terms of the settlement, Frederick Doppelt, one of the two directors that had been elected by the holders of Depositary Shares, resigned from our Board of Directors effective as of November 11, 2005.

OUR CORPORATE INFORMATION

We are a Massachusetts corporation. Our principal office is located at 73 Mt. Wayte Avenue, Framingham, Massachusetts 01701 and our telephone number is (508) 628-2000. We maintain our corporate website at http://www.perini.com. Our website and the information contained on that website, or connected to that site, are not incorporated into this prospectus supplement or the accompanying prospectus, and you should not rely on any such information in making your decision whether to purchase our common stock.

SUPPLEMENTAL RISK FACTORS

You should consider carefully the following risks, together with all other information contained in this prospectus supplement and the accompanying prospectus, before purchasing our common stock.

We are subject to risks relating to the adverse judgment in connection with the Mergentime - Perini Joint Venture v. WMATA litigation.

On November 28, 2005 the U.S. District Court for the District of Columbia entered a $21.8 million judgment against two of our joint ventures in the matter of the Mergentime Corporation, et al. v. Washington Metropolitan Area Transit Authority (WMATA) v. Insurance Company of North America. The case concerned two subway construction contracts awarded by WMATA in 1985 and 1986 to two joint ventures of which Mergentime Corporation was a 60% managing partner and we were a 40% partner. The construction contracts were terminated by WMATA for cause in 1990. The court awarded WMATA $21,813,439 in damages, plus prejudgment interest. The court also awarded damages to the joint ventures of $200,442, plus prejudgment interest. Under the terms of the joint ventures, we and Mergentime are jointly and severally liable for the obligations of the joint ventures. We believe that Mergentime may be unable to fulfill its financial obligations to the joint ventures to satisfy any ultimate liability relating to this matter. See “Prospectus Supplement Summary—Recent Developments—Judgment in Mergentime - Perini Joint Venture v. WMATA Matter” for more information regarding this litigation and the recent judgment.

On December 6, 2005, we and Mergentime jointly filed a motion with the court requesting that the court enter an order directing the parties to submit briefs within 30 days regarding the appropriateness of the award of prejudgment interest and the amount and to mediate the award of prejudgment interest. On December 9, 2005, WMATA filed a motion with the court claiming prejudgment interest of $18,906,638.15 as of December 19, 2005. In addition, WMATA’s calculation of prejudgment interest assumed that the court would enter judgment on December 19, 2005. If the judgment is entered after that date, WMATA stated that it would adjust its calculation of prejudgment interest to account for the extra time for accrual of interest. WMATA also requested that the court (1) eliminate the prejudgment interest on the damages awarded to the joint ventures, (2) reduce by $356,173 the net damages awarded to WMATA due to a clerical error and (3) enter a judgment on December 19, 2005 in accordance with WMATA’s motion.

As a result of the November 28, 2005 judgment, we expect to record in the fourth quarter of 2005 a pre-tax charge of approximately $21.6 million plus an estimated amount of prejudgment interest to be determined. Calculation of the actual amount of prejudgment interest will depend upon the interest rate to be applied as well as the time from which prejudgment interest is determined to accrue. While we intend to argue, based upon a variety of theories, that prejudgment interest should not be awarded at all or that it should be awarded in a lower amount than that claimed by WMATA, these arguments may not ultimately succeed. Until the court enters a judgment regarding the amount of prejudgment interest awarded, we do not know what the actual total amount of the prejudgment interest will be, but the amount could be material to us. Due to the uncertainty relating to the variables involved in calculating an actual amount of prejudgment interest, and because the court has not yet entered a judgment regarding the actual amount of prejudgment interest to be awarded, we do not know at this time what the actual total amount of the pre-tax charge resulting from the judgment will be. Accordingly, investors will be required to determine whether to participate in this offering without the benefit of this information.

Our cash and cash equivalents balance as of September 30, 2005 was $100.1 million, although $44.3 million of that balance represents our share of joint venture cash which would not be available for payment of the WMATA judgment. Further, our amended and restated credit agreement provides for a $50 million revolving credit facility, of which $42.5 million was available as of November 30, 2005. If we were to be required to pay the WMATA judgment and the related prejudgment interest, we would need to utilize a significant amount of our revolving credit facility, if available, and/or our available cash and cash equivalents, which would have an adverse effect on our liquidity position.

In addition, we expect that as a result of this fourth quarter charge we may fail to comply with one or more of the financial covenants in our amended and restated credit agreement. However, we will not be able to make this determination until after the completion of the fourth quarter of 2005 and determination of the actual amount of the charge, including prejudgment interest, to be taken in connection with the litigation judgment.

In the event we do fail to comply with one or more financial covenants in our amended and restated credit agreement, we intend to seek a waiver of such failures from our lenders under the credit agreement. We cannot assure you that our lenders would agree to provide such a waiver and, if such a waiver were not provided, our lenders would not be required to lend any additional amounts to us and could elect to declare all of our outstanding obligations under the amended and restated credit agreement, together with accrued and unpaid interest and fees, to be immediately due and payable and require us to cash collateralize our letters of credit. If this were to occur, we would be required to apply a significant portion of our available cash to satisfy these obligations. As of November 30, 2005, we had outstanding under our amended and restated credit agreement a $30.0 million term loan, as well as $7.5 million of outstanding letters of credit. Our cash and cash equivalents balance as of September 30, 2005 was $100.1 million, although $44.3 million of that balance represents our share of joint venture cash which would not be available for debt repayment. As a result, if we were to be required to repay all outstanding amounts under our amended and restated credit agreement and cash collateralize our letters of credit, we would be required to utilize a significant amount of our available cash and cash equivalents, which would have an adverse effect on our liquidity position.

We are not providing historical financial statements for Rudolph and Sletten or pro forma financial statements reflecting the impact of the Rudolph and Sletten acquisition on our historical operating results.

On October 3, 2005, we completed our acquisition of Rudolph and Sletten, an established building contractor and construction management company with approximately $644 million in revenues for its fiscal year ended September 30, 2005. The purchase price for the Rudolph and Sletten acquisition was approximately $53 million in cash, subject to a post-closing adjustment based on Rudolph and Sletten’s

2005 fiscal year operating results and financial position. We financed the purchase price for the acquisition with cash on hand, a portion of which we subsequently refinanced with a new $30 million secured term loan under our amended and restated credit agreement.

On or before December 19, 2005, we are required to file a current report on Form 8-K that contains audited consolidated financial statements of Rudolph and Sletten for its fiscal year ended September 30, 2005, and, based on that audit, pro forma financial information for our fiscal year ended December 31, 2004 and for the nine months ended September 30, 2005, reflecting the estimated pro forma impact of the Rudolph and Sletten acquisition, including, among other things, the $30 million secured term loan that refinanced a portion of the acquisition purchase price, on our historical financial statements for these periods. However, as we do not expect to finalize the current report on Form 8-K with the required historical and pro forma financial information until shortly before the required filing date of December 19, 2005, we are not in a position at this time to include this information in this prospectus supplement. As a result, investors will be required to determine whether to participate in this offering without the benefit of this historical and pro forma financial information.

While we believe that the acquisition will make a positive contribution to our operating results for the fourth quarter of 2005, it is possible that the adjustments that we will make in preparing the pro forma financial information will be viewed as adversely impacting our historical financial statements. Further, it is possible that the audit of Rudolph and Sletten’s financial statements and our experience in operating Rudolph and Sletten will require us to adjust our expectations regarding the impact of Rudolph and Sletten on our operating results going forward. Additionally, we may fail to successfully integrate Rudolph and Sletten or fail to achieve the synergies and cost savings we expect. While the purchase agreement for the acquisition contains customary representations and warranties, including with respect to Rudolph and Sletten’s financial condition, gross margins, backlog and other matters, and while we have placed a portion of the purchase price for the acquisition in escrow to satisfy indemnity claims regarding breaches of representations and warranties, there can be no assurance that any required adjustments will be covered by the indemnities in the agreement or, if covered, will be sufficient to compensate us fully.

We may not fully realize the revenue value reported in our backlog.

As of September 30, 2005, our backlog of uncompleted construction work was approximately $3.33 billion, up 189% from backlog of $1.15 billion as of December 31, 2004. This backlog estimate does not include the $463 million in backlog associated with our recent contract for the expansion of the Foxwoods Resort Casino or the estimated $945 million in backlog of Rudolph and Sletten, our most recent acquisition. While we believe that our backlog provides us with visibility into our future performance, it is possible that we may not fully realize the revenue value underlying our estimated backlog. We include a construction project in our backlog at such time as a contract is awarded or a firm letter of commitment is obtained and funding is in place. The revenue projected in our backlog may not be realized, or, if realized, may not result in profits. For example, if a project reflected in our backlog is terminated, suspended or reduced in scope, it would result in a reduction to our backlog which would reduce, potentially to a material extent, the revenue and profit we actually receive from contracts in backlog. If a client cancels a project, we may be reimbursed for certain costs but typically have no contractual right to the revenues reflected in our backlog. Significant cancellations or delays of projects in our backlog could have a material adverse effect on our revenues, cash flows and profits.

In addition, our backlog of approximately $3.33 billion as of September 30, 2005 does not include the estimated $3.0 billion value attributable to our recent selection as contractor by MGM MIRAGE to build a major portion of Project CityCenter in Las Vegas, Nevada. While we have been selected as general contractor for this project, this award is subject to finalization of contract terms and execution of definitive agreements. In the event we are unable to agree on final contract terms or execute definitive agreements, the value of this contract will not become part of our backlog and we will not realize revenue with respect to this contract.

We will require substantial personnel resources to execute and perform on our contracts in backlog.

Our ability to execute and perform on our contracts in backlog depends in large part upon our ability to hire and retain highly skilled personnel, such as engineering, project management and senior management professionals. In addition, our construction projects require a significant amount of trade labor resources, such as carpenters, masons and other skilled workers. Given the recent increase in our contract backlog, we will require even more qualified personnel to perform construction projects on time and within budget. Recent growth in the construction industry, particularly in areas with significant building activity such as Las Vegas, Nevada, has led to a corresponding increase in the demand for personnel resources and, in some cases, has resulted in labor shortages for certain types of personnel. In the event we are unable to attract, hire and retain the requisite personnel necessary to execute and perform on our contract backlog, we may experience delays in completing projects in accordance with project schedules, which may have an adverse effect on our financial results and harm our reputation. Further, the increased demand for personnel may result in higher labor costs which could cause us to exceed the budget on a project, which in turn may have an adverse effect on our results of operations and harm our relationships with our customers. In addition, if we lack the personnel necessary to perform on our contract backlog, we may find it necessary to curtail our bidding on new projects.

In addition to the risks discussed above, you should carefully consider the matters discussed in “Risk Factors” beginning on page 5 of the accompanying prospectus prior to deciding whether to invest in shares of our common stock. Some of the risks include:

➢	we are subject to significant legal proceedings, which, if determined adversely to us, could harm our reputation, preclude us from bidding on future projects and/or have a material adverse effect on us;

➢	our contracts require us to perform extra or change order work, which can result in disputes and adversely affect our working capital, profits and cash flows;

➢	economic, political and other risks associated with our international operations involve risks not faced by our domestic competitors, which could adversely affect our revenue and earnings;

➢	a decrease in U.S. government funding or change in government plans, particularly with respect to rebuilding Iraq and Afghanistan, as well as the risks associated with undertaking projects in these countries, could adversely affect the continuation of existing projects or the number of projects available to us in the future;

➢	increased regulation of the hospitality and gaming industry could reduce the number of future hospitality and gaming projects available, which, in turn, could adversely impact our future earnings;

➢	if we are unable to accurately estimate the overall risks, revenues or costs on a contract, we may achieve a lower than anticipated profit or incur a loss on the contract;

➢	the percentage-of-completion method of accounting for contract revenue may result in material adjustments, which could result in a charge against our earnings;

➢	procurement of new project awards is very competitive and our failure to compete effectively could reduce our market share and profits;

➢	conflicts may arise with respect to Ronald N. Tutor, our Chairman and Chief Executive Officer;

➢	if we are unable to attract and retain key personnel, our reputation may be harmed and our future earnings may be negatively impacted; and

➢	our acquisition strategy involves a number of risks, which could adversely impact our future revenues and the revenues of the businesses that we acquire.

The offering

Common stock offered by the selling stockholders(1)	5,042,382 shares

Common stock outstanding before and after this offering	26,028,500 shares

Dividend policy	We have not paid any cash dividends on our common stock since 1990 and currently do not expect to pay dividends or make any other distributions on our common stock in the immediate future.

Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling stockholders.

New York Stock Exchange symbol	PCR

(1)	Assumes no exercise by the underwriters of their option to purchase 756,357 additional shares from the selling stockholders to cover over-allotments.

All of the shares offered by this prospectus are being offered by the selling stockholders.

The number of shares of common stock outstanding before and after this offering is based on the number of shares outstanding as of December 2, 2005 and excludes:

➢	479,000 shares of common stock reserved for issuance upon the exercise of outstanding stock options at a weighted average exercise price per share of $4.52;

➢	195,634 shares of common stock reserved for future awards under our Special Equity Incentive Plan;

➢	150,000 shares of common stock reserved for outstanding restricted stock awards at a weighted average fair value per share of $15.62, and 700,000 shares of common stock reserved for issuance under our 2004 Stock Option and Incentive Plan;

➢	122,575 shares of common stock reserved for issuance upon conversion of our $21.25 Preferred Stock at a conversion price of $377.50 per share (or $37.75 per Depositary Share); and

➢	86,688 shares of common stock reserved for issuance upon exercise of outstanding warrants at an exercise price per share of $8.30, subject to anti-dilution adjustment in the event of certain transactions and other corporate events.

Summary consolidated financial data

The following summary consolidated financial data should be read in conjunction with the information provided under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated condensed financial statements and related notes in this prospectus supplement and the captions “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in the accompanying prospectus. The summary consolidated financial data for the years ended December 31, 2004, 2003 and 2002, and as of December 31, 2004 and 2003, is derived from our audited consolidated financial statements included in the accompanying prospectus. The summary consolidated financial data for the years ended December 31, 2001 and 2000, and as of December 31, 2002, 2001 and 2000, is derived from our audited consolidated financial statements not included in this prospectus supplement or the accompanying prospectus. The summary consolidated financial data as of and for the nine month periods ended September 30, 2005 and September 30, 2004, is derived from our unaudited consolidated condensed financial statements included in this prospectus supplement. Our unaudited consolidated condensed financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial condition for those periods. Our historical results are not necessarily indicative of our future results of operations or financial performance, and the summary consolidated financial data as of and for the nine month period ended September 30, 2005, is not necessarily indicative of results to be expected for the year ending December 31, 2005. Backlog and new business awarded are not measures defined in accounting principles generally accepted in the United States of America, or GAAP, and have not been derived from our consolidated financial statements. The following summary consolidated financial data does not include any financial data with respect to Rudolph and Sletten.

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(in thousands, except per share data)
Operating Summary:
Revenues	$1,130,251	$1,443,855	$1,842,315	$1,374,103	$1,085,041	$1,553,396	$1,105,660
Cost of Operations	1,058,040	1,372,963	1,748,933	1,303,851	1,026,391	1,495,834	1,053,328

Gross Profit	72,211	70,892	93,382	70,252	58,650	57,562	52,332
G&A Expense	40,982	31,720	43,049	39,762	32,770	28,061	24,977

Income from Construction Operations	31,229	39,172	50,333	30,490	25,880	29,501	27,355
Other (Income) Expense, Net	638	3,939	4,703	(1,435)	520	227	(949)
Interest Expense	1,091	506	704	1,003	1,485	2,006	3,966

Income Before Income Taxes	29,500	34,727	44,926	30,922	23,875	27,268	24,338
(Provision) Credit For Income Taxes	(11,538)	(4,900)	(8,919)	13,096	(801)	(850)	43

Net Income	$17,962	$29,827	$36,007	$44,018	$23,074	$26,418	$24,381

Income Available For Common Stockholders(1)	$17,071	$28,936	$34,819	$49,619	$20,949	$24,293	$7,299
Per Share of Common Stock:
Basic Earnings	$0.67	$1.24	$1.47	$2.18	$0.92	$1.07	$0.39

Diluted Earnings	$0.66	$1.16	$1.39	$2.10	$0.91	$1.04	$0.39

Weighted Average Common Shares Outstanding:
Basic	25,392	23,376	23,724	22,763	22,664	22,623	18,521
Diluted	26,015	24,926	25,061	23,583	22,939	23,442	18,527

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(in thousands)
Balance Sheet Data (End of Period):
Total Assets	$618,013	$654,217	$654,265	$565,443	$402,389	$501,241	$487,478
Working Capital	183,021	166,903	178,029	125,397	115,908	93,369	80,477
Long-term Debt, less current maturities	17,429	8,819	8,608	8,522	12,123	7,540	17,218
Stockholders’ Equity	195,936	162,459	174,034	120,560	86,649	79,408	60,622
Cash Flow Data:
Cash Flows from Operating Activities	$(10,017)	$28,801	$59,766	$42,576	$(3,632)	$(24,245)	$802
Cash Flows from Investing Activities	(21,675)	(2,040)	(1,928)	(7,880)	(629)	(5,512)	114
Cash Flows from Financing Activities	(4,514)	7,528	10,644	(13,904)	(5,250)	(9,469)	(8,334)
Other Data:
Depreciation and Amortization	$4,182	$3,981	$5,128	$3,389	$3,202	$2,602	$2,191
Capital Expenditures	8,230	3,941	4,486	5,399	4,510	4,528	1,793
Backlog (End of Period)(2)	3,326,127	1,241,749	1,151,475	1,666,464	990,175	1,213,535	1,788,731
New Business Awarded(3)	3,304,903	1,019,140	1,327,326	2,050,392	861,681	978,200	1,236,314

(1)	Income available for common stockholders includes adjustments to net income for (a) accrued and unpaid dividends on our $21.25 Preferred Stock, or $2.125 Depositary Shares, (b) the reversal of previously accrued and unpaid dividends in the amount of approximately $7.3 million applicable to 440,627 of the $2.125 Depositary Shares purchased and retired by us on June 9, 2003, (c) dividends declared and paid on our Series B Preferred Stock until its exchange for shares of common stock on March 29, 2000 and (d) the $13.7 million assigned to the induced conversion of the Series B Preferred Stock into common stock on March 29, 2000.
(2)	A construction project is included in our backlog at such time as a contract is awarded or a firm letter of commitment is obtained and funding is in place. Backlog is not a measure defined in GAAP and our backlog may not be comparable to the backlog of other companies. Management uses backlog to assist in forecasting future results.
(3)	New business awarded consists of the original contract price of projects added to our backlog in accordance with Note (2) above plus or minus subsequent changes to the estimated total contract price of existing contracts. New business awarded is not a measure defined in GAAP and may not be comparable to that of other companies. Management uses new business awarded to assist in forecasting future results.

Cautionary note regarding forward-looking statements

The statements contained in this prospectus supplement, including under the captions “Prospectus Supplement Summary—Our Strengths”, “Prospectus Supplement Summary—Our Strategy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and in the accompanying prospectus, including under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act, including without limitation, statements regarding our expectations, hopes, beliefs, intentions or strategies. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the headings “Prospectus Supplement Summary—Supplemental Risk Factors” in this prospectus supplement and “Risk Factors” in the accompanying prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required under applicable securities laws.

Use of proceeds

The proceeds from the sale of shares of common stock offered pursuant to this prospectus supplement are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.

Capitalization

The table below sets forth our consolidated short-term debt and capitalization as of September 30, 2005. We have not provided an adjusted capitalization table in this prospectus supplement because we will not receive any proceeds from the sale of shares by the selling stockholders. You should read the following information in conjunction with our consolidated financial statements and related notes and the information provided under the captions “Summary Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus supplement and “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the accompanying prospectus.

As of September 30, 2005
(in thousands, except share data)
Short-term debt:
Notes payable to banks	$—
Current maturities of long-term debt	10,641

Total short-term debt	$10,641

Long-term debt, less current maturities:
Mortgages on real estate	$8,784
Revolving credit loans(1)	—
Other indebtedness	8,645

Total long-term debt(1)	17,429

Stockholders’ equity:
Preferred stock, $1.00 par value
Authorized—1,000,000 shares
$21.25 Convertible Exchangeable Preferred Stock, $1.00 par value
Designated—100,000 shares
Issued—55,927 shares, aggregate liquidation preference of $13,982(2)	56
Series A junior participating preferred stock, $1.00 par value
Designated—200,000 shares
Issued—none	—
Stock purchase warrants	461
Common stock, $1.00 par value
Authorized—40,000,000 shares
Issued—25,629,315 shares(2)(3)	25,629
Additional paid-in capital	114,997
Retained earnings	81,897
Accumulated other comprehensive loss	(27,104)

Total stockholders’ equity	195,936

Total capitalization	$213,365

(1)	On October 14, 2005, we entered into an amended and restated credit agreement, which provides for a $50 million revolving credit facility and a new $30 million secured term loan, the proceeds of which were used to refinance a portion of the purchase price for our recent Rudolph and Sletten

(footnotes continued on following page)

Capitalization

acquisition. The revolving credit facility has a maturity date of June 30, 2008. The new term loan amortizes in equal quarterly principal payments of $1.5 million, with a maturity date of October 14, 2010.

(2)	On November 2, 2005, we effected the settlement of the class action lawsuit that had been filed by holders of our $2.125 Depositary Convertible Exchangeable Preferred Shares (Depositary Shares), each of which represents 1/10 of a share of our $21.25 Convertible Exchangeable Preferred Stock. Pursuant to the terms of the settlement, we purchased 374,185 Depositary Shares for a price per Depositary Share equal to $19.00 in cash and one share of our common stock. After consummation of the settlement, 185,088 Depositary Shares remain outstanding.
(3)	As of September 30, 2005, there were outstanding 25,629,315 shares of common stock. As of September 30, 2005, options to purchase 504,000 shares of our common stock were outstanding; 195,634 shares were available for future awards under our Special Equity Incentive Plan; and 150,000 shares of common stock were reserved for outstanding restricted stock awards and 700,000 shares were available for future awards under our 2004 Stock Option and Incentive Plan. As of September 30, 2005, we had 370,379 shares of common stock reserved for issuance upon conversion of our $21.25 Preferred Stock at a conversion price of $377.50 per share (or $37.75 per Depositary Share) and 86,688 shares of common stock reserved for issuance upon exercise of stock purchase warrants at an exercise price of $8.30 per share, subject to customary anti-dilution adjustments.

Market price of our common stock and dividend policy

Our common stock trades on the New York Stock Exchange under the symbol “PCR”. The quarterly market high and low sales prices for our common stock for 2005 (through December 14, 2005), 2004 and 2003 are summarized below:

	High	Low
Year ended December 31, 2003
First Quarter	$4.70	$3.62
Second Quarter	9.05	3.80
Third Quarter	8.99	6.26
Fourth Quarter	10.10	6.95
Year ended December 31, 2004
First Quarter	19.99	8.80
Second Quarter	17.30	9.18
Third Quarter	15.99	10.10
Fourth Quarter	17.04	13.28
Year ending December 31, 2005
First Quarter	17.92	13.40
Second Quarter	16.56	12.01
Third Quarter	19.49	15.02
Fourth Quarter (through December 14, 2005)	27.30	17.42

On December 14, 2005, the closing sale price of our common stock as reported on the New York Stock Exchange was $23.96 per share. At December 1, 2005, there were 949 holders of record of our common stock, based on the stockholders list maintained by our transfer agent.

We have not paid any cash dividends on our common stock since 1990. For the foreseeable future, we intend to retain any earnings in our business, and we do not anticipate paying any cash dividends. In addition, under the terms of our preferred stock, we cannot pay dividends on our common stock until all accrued dividends on our preferred stock have been paid. Whether or not to declare any dividends will be at the discretion of our Board of Directors, considering then existing conditions, including our financial condition and results of operations, capital requirements, bonding prospects, contractual restrictions, business prospects and other factors that our Board of Directors considers relevant.

Management’s discussion and analysis of financial condition and results of operations

OVERVIEW

We are a leading construction and management services company, based on revenues, as ranked by Engineering News-Record, offering diversified general contracting, construction management and design-build services to private clients and government agencies throughout the world. We have provided construction services since 1894 and have established a strong reputation within our markets for executing large, complex projects on time and within budget while adhering to strict quality control measures. We offer general contracting, pre-construction planning and comprehensive project management services, including the planning and scheduling of the manpower, equipment, materials and subcontractors required for a project. We also offer self-performed construction services, including site work, concrete forming and placement and steel erection.

Our business is conducted through three primary segments: building, civil and management services. Our building segment focuses on large, complex projects in the hospitality and gaming, sports and entertainment, education, transportation, healthcare, biotech, pharmaceutical and high-tech markets. Our civil segment is involved in public works construction primarily in the Northeast and Mid-Atlantic regions of the United States, including the repair, replacement and reconstruction of public infrastructure such as highways, bridges, wastewater treatment facilities and mass transit systems. Our management services segment provides diversified construction, design-build and maintenance services to the United States military and other government agencies as well as multi-national corporations and surety companies.

SIGNIFICANT ACCOUNTING POLICIES

Our significant accounting policies are described in Note 1 to our audited consolidated financial statements included in the accompanying prospectus. We have made no significant change in these policies during 2005.

In conjunction with the finalization of the purchase price allocation for the acquisition of Cherry Hill, we adjusted the estimated useful lives and estimated salvage values of the Cherry Hill fixed assets. Additionally, effective May 1, 2005, we prospectively changed our method of calculating depreciation for construction and computer-related equipment from accelerated methods to the straight-line method. As a result of these changes, the Cherry Hill fixed assets and fixed assets acquired by us on or after May 1, 2005 will have depreciation provided based on estimated useful lives ranging from five to 20 years and estimated salvage values ranging from 10 to 40 percent of the acquisition cost. Cherry Hill’s previous policy, which we continued to apply up until the finalization of the purchase price allocation, was to provide depreciation on a straight-line basis over lives ranging from five to 39 years with no provision for estimated salvage values. Our previous policy, which will continue to apply to fixed assets acquired prior to May 1, 2005 (except for the Cherry Hill fixed assets), was to provide depreciation on construction and computer-related equipment primarily using accelerated methods over lives ranging from three to seven years and the straight-line method for remaining depreciable property over lives ranging from three to 30 years with no provision for estimated salvage values. These changes were adopted to recognize a more realistic periodic charge to income based on our historical experience as well as to enhance financial statement comparability with most other public construction companies.

The effect of the change in depreciation policy in 2005 was to increase net income for the nine months ended September 30, 2005 by approximately $0.4 million (all of which relates to the Cherry Hill fixed assets acquired effective January 1, 2005) and to increase both basic and diluted earnings per common

Management’s discussion and analysis of financial condition and results of operations share by $0.02. Since the new depreciation policy was applied on a prospective basis and fixed assets acquired prior to May 1, 2005 have continued to be depreciated under the policy previously in effect, the cumulative effect of a change in accounting principle or pro forma effects of retroactive application disclosure is not required in accordance with the provisions of Accounting Principles Board Opinion No. 20, “Accounting Changes”.

RECENT DEVELOPMENTS

Judgment in Mergentime – Perini Joint Venture v. WMATA Matter

On November 28, 2005, the U.S. District Court for the District of Columbia entered a $21.8 million judgment against two of our joint ventures in the matter of the Mergentime Corporation, et al. v. Washington Metropolitan Area Transit Authority (WMATA) v. Insurance Company of North America. The joint ventures are considering an appeal of the judgment.

The case concerned two subway construction contracts awarded by WMATA in 1985 and 1986 to two joint ventures of which Mergentime Corporation was a 60% managing partner and we were a 40% partner. The construction contracts were terminated by WMATA for cause in 1990. The court awarded WMATA $21,813,439 in damages, plus prejudgment interest. The court also awarded damages to the joint ventures of $200,442, plus prejudgment interest. Under the terms of the joint ventures, we and Mergentime are jointly and severally liable for the obligations of the joint ventures. We believe that Mergentime may be unable to fulfill its financial obligations to the joint ventures to satisfy any ultimate liability relating to this matter.

On December 6, 2005, we and Mergentime jointly filed a motion with the court requesting that the court enter an order directing the parties to submit briefs within 30 days regarding the appropriateness of the award of prejudgment interest and the amount and to mediate the award of prejudgment interest. On December 9, 2005, WMATA filed a motion with the court claiming prejudgment interest of $18,906,638.15 as of December 19, 2005. In addition, WMATA’s calculation of prejudgment interest assumed that the court would enter judgment on December 19, 2005. If the judgment is entered after that date, WMATA stated that it would adjust its calculation of prejudgment interest to account for the extra time for accrual of interest. WMATA also requested that the court (1) eliminate the prejudgment interest on the damages awarded to the joint ventures, (2) reduce by $356,173 the net damages awarded to WMATA due to a clerical error and (3) enter a judgment on December 19, 2005 in accordance with WMATA’s motion.

As a result of the November 28, 2005 judgment, we expect to record in the fourth quarter of 2005 a pre-tax charge of approximately $21.6 million plus an estimated amount of prejudgment interest to be determined. Calculation of the actual amount of prejudgment interest will depend upon the interest rate to be applied as well as the time from which prejudgment interest is determined to accrue. While we intend to argue, based upon a variety of theories, that prejudgment interest should not be awarded at all or that it should be awarded in a lower amount than that claimed by WMATA, these arguments may not ultimately succeed. Until the court enters a judgment regarding the amount of prejudgment interest awarded, we do not know what the actual total amount of the prejudgment interest will be, but the amount could be material to us.

In 1987, subsequent to the contract awards, we and Mergentime entered into an agreement under which we withdrew from the joint ventures and Mergentime assumed complete control over the performance of both projects. However, we were not released from our responsibilities to WMATA as a joint venture

Management’s discussion and analysis of financial condition and results of operations partner. After we withdrew from the joint ventures, Mergentime and WMATA had a dispute regarding progress on the projects and in 1990 WMATA terminated both contracts. WMATA then retained us, acting independently, to complete both projects. We completed both projects successfully.

Following completion of the projects, the joint ventures brought an action in U.S. District Court for the District of Columbia against WMATA, seeking damages for delays, unpaid extra work and wrongful termination, and WMATA counterclaimed against the joint ventures seeking damages for additional costs to complete the projects. After a bench trial, the court found the joint ventures liable to WMATA for damages in the amount of approximately $16.5 million and WMATA liable to the joint ventures for damages in the amount of approximately $4.3 million.

The joint ventures appealed the judgment to the U.S. Court of Appeals for the District of Columbia, and in February 1999, the Court of Appeals vacated the District Court’s judgment and ordered the District Court to review its prior findings and hold further hearings in regard to the joint ventures’ affirmative claims. In February 2001, a successor District Court Judge granted the joint ventures’ motion for a new trial. The trial was completed in January 2002 and a decision was issued on November 28, 2005.

See “Supplemental Risk Factors—We are subject to risks relating to the adverse judgment in connection with the Mergentime – Perini Joint Venture v. WMATA litigation” for a discussion of some of the risks associated with this judgment and “—Liquidity and Capital Resources—Cash and Working Capital” for a discussion of the potential impact of the judgment on our liquidity.

Acquisition of Rudolph and Sletten, Inc.

On October 3, 2005, we completed our acquisition of Rudolph and Sletten, Inc. Based in Redwood City, California, and covering the major California construction markets of Los Angeles, Silicon Valley, San Francisco and Sacramento, Rudolph and Sletten is an established building contractor and construction management company with approximately $644 million in annual revenues for its fiscal year ended September 30, 2005 and an estimated backlog of $945 million at September 30, 2005. Rudolph and Sletten specializes in corporate campuses and healthcare, biotech, pharmaceutical and high-tech projects. Rudolph and Sletten will operate as a wholly-owned subsidiary of our company, and the existing Rudolph and Sletten senior management team will remain in place.

We purchased 100% of Rudolph and Sletten’s capital stock for approximately $53 million in cash, subject to a post-closing adjustment based on Rudolph and Sletten’s 2005 fiscal year operating results and financial position. The transaction was financed with cash on hand, a portion of which was subsequently refinanced with a new $30 million secured term loan under our amended and restated credit agreement. See “—Amended and Restated Credit Agreement” below for a description of our amended and restated credit agreement.

We believe that the Rudolph and Sletten acquisition represents a strong strategic fit with our existing operations, and expands our building construction capabilities in the Western United States. In addition, the acquisition of Rudolph and Sletten is expected to provide us with additional capabilities and resources to meet the anticipated growing demand in the gaming and hospitality markets served by our building segment. The acquisition will also further diversify our end markets, particularly in attractive markets such as corporate campuses and healthcare, biotech, pharmaceutical and high-tech projects.

Management’s discussion and analysis of financial condition and results of operations

Amended and Restated Credit Agreement

On October 14, 2005, we entered into an Amended and Restated Credit Agreement with Bank of America, N.A. and TD Banknorth. The amended and restated credit agreement amends and restates in its entirety our previously existing credit agreement dated as of January 23, 2002, as amended through March 31, 2005.

The amended and restated credit agreement provides for a secured revolving credit facility of up to $50 million, unchanged from our previously existing credit agreement. The amended and restated credit agreement also provides for an increase in the aggregate amount of letters of credit that may be issued under the agreement from $7.5 million to $15 million. Outstanding letters of credit reduce availability under the revolving credit facility on a dollar-for-dollar basis. The termination date of the revolving credit facility was extended from June 30, 2007 to June 30, 2008.

In addition, the amended and restated credit agreement provides for a new $30 million secured term loan, which was used to refinance a portion of the purchase price for the Rudolph and Sletten acquisition. The new term loan amortizes in equal quarterly principal payments of $1.5 million commencing December 31, 2005 and continuing through October 14, 2010. For a more detailed description of our amended and restated credit agreement, see “—Liquidity and Capital Resources—Cash and Working Capital” below.

Settlement of Preferred Stock Class Action Lawsuit

On September 28, 2005, we announced that the United States District Court for the District of Massachusetts approved the previously announced settlement of the class action lawsuit filed by holders of our $2.125 Depositary Convertible Exchangeable Preferred Shares (Depositary Shares). The settlement and the number of Depositary Shares participating in the settlement became final on October 24, 2005. Under the terms of the settlement, effective November 2, 2005, we purchased all of the 374,185 participating Depositary Shares that were submitted for a price per Depositary Share of $19.00 in cash and one share of our common stock, for an aggregate of $7.1 million in cash and 374,185 shares of common stock.

As a result of the settlement, approximately $2.3 million of previously accrued and unpaid dividends relating to the 374,185 Depositary Shares that we purchased will be reversed. We estimate that this reversal will result in a favorable impact on our fourth quarter and full year 2005 diluted earnings per share of approximately $0.09 per share. Additionally, pursuant to the terms of the settlement, Frederick Doppelt, one of the two directors that had been elected by the holders of Depositary Shares, resigned from our Board of Directors effective as of November 11, 2005.

Significant New Work Awards

In October 2005, we announced the receipt of several significant new contracts by our building segment in the hospitality and gaming market. Both the Trump International Hotel and Tower Las Vegas and The Cosmopolitan Resort and Casino in Las Vegas, with a combined estimated construction contract value in excess of $1.4 billion, were included in our approximately $3.33 billion backlog at September 30, 2005. In addition, we announced the receipt of a $462.8 million contract for construction of the 2 million-square-foot expansion of the Foxwoods Resort Casino in southeastern Connecticut which is not included in our $3.33 billion backlog at September 30, 2005. All three projects are currently scheduled for completion in early to mid-2008.

Management’s discussion and analysis of financial condition and results of operations

In May 2005, we announced that we have been selected as the general contractor for a multi-billion construction contract from MGM MIRAGE to build a major portion of Project CityCenter in Las Vegas, Nevada. The estimated value of this construction contract is in excess of $3.0 billion, and has not been included in our approximately $3.33 billion backlog at September 30, 2005 pending agreement on final contract terms. MGM MIRAGE has stated it plans to complete the entire project by the end of 2009.

Backlog Analysis for 2005

The following table provides an analysis of our backlog by business segment for the nine month period ended September 30, 2005:

	Backlog at December 31, 2004	New Business Awarded	Revenue Recognized	Backlog at Sept. 30, 2005
	(in millions)
Building	$570.1	$2,645.7	$719.4	$2,496.4
Civil	230.7	472.2	192.0	510.9
Management Services	350.7	187.0	218.9	318.8

Total	$1,151.5	$3,304.9	$1,130.3	$3,326.1

Compensation of Non-Employee Directors

On May 19, 2005, our Board of Directors approved an increase in the annual compensation paid to our non-employee directors. The annual retainer fee for each non-employee director was increased from $25,000 per year to $40,000 per year. Each non-employee director may elect on an annual basis to receive all or a portion of his cash compensation in unrestricted common stock. In addition, each year, each non-employee director will be granted 1,000 unrestricted shares of our common stock.

RESULTS OF OPERATIONS

Comparison of the Third Quarter of 2005 with the Third Quarter of 2004

Although revenues decreased by $87.4 million as the timing of new work awards was slower than anticipated, gross profit in 2005 increased by $1.3 million, from $23.6 million in 2004 to $24.9 million in 2005, due primarily to the impact of the Cherry Hill acquisition in January 2005. Moreover, all of our business segments experienced improved gross margins in 2005. However, income before income taxes of $9.8 million was unchanged from that experienced in 2004, due primarily to an increase in general and administrative expenses of $1.8 million (or 14.0%) due to the inclusion of expenses of Cherry Hill in 2005 and an increase in compensation expense related to the amortization of certain restricted stock awards granted in the second half of 2004. The increase in general and administrative expenses was partly offset by a $0.7 million decrease in other income (expense). In addition, interest expense increased by $0.2 million and the provision for income taxes increased by $0.4 million. As a result, net income decreased by $0.4 million (or 6.2%), from $6.4 million in 2004 to $6.0 million in 2005. Basic earnings per common share were $0.22 for the three months ended September 30, 2005, compared to $0.26 for the three months ended September 30, 2004. Diluted earnings per common share were $0.22 for the three months ended September 30, 2005, compared to $0.25 for the three months ended September 30, 2004.

Management’s discussion and analysis of financial condition and results of operations

	Revenues for the Three Months Ended Sept. 30,		Increase (Decrease)	% Change
	2005	2004
	(in millions, except % change)
Building	$247.0	$346.6	$(99.6)	(28.7)%
Civil	77.9	46.7	31.2	66.8%
Management Services	55.5	74.5	(19.0)	(25.5)%

Total	$380.4	$467.8	$(87.4)	(18.7)%

Overall revenues decreased by $87.4 million (or 18.7%), from $467.8 million in 2004 to $380.4 million in 2005. This decrease was due primarily to a decrease in building construction revenues of $99.6 million (or 28.7%), from $346.6 million in 2004 to $247.0 million in 2005, due primarily to the timing of the start-up of new work in the hospitality and gaming market as the timing of new work awards was slower than anticipated. Management services revenues decreased by $19.0 million (or 25.5%), from $74.5 million in 2004 to $55.5 million in 2005, due primarily to a decreased volume of work related to the rebuilding of Iraq. These decreases were partly offset by an increase in civil construction revenues of $31.2 million (or 66.8%), from $46.7 million in 2004 to $77.9 million in 2005, due primarily to the impact of the Cherry Hill acquisition.

	Income from Construction Operations for the Three Months Ended Sept. 30,		Increase (Decrease)	% Change
	2005	2004
	(in millions, except % change)
Building	$6.7	$7.0	$(0.3)	(4.3)%
Civil	3.4	0.9	2.5	277.8%
Management Services	3.7	5.6	(1.9)	(33.9)%

Subtotal	$13.8	$13.5	$0.3	2.2%
Less: Corporate	(3.7)	(2.8)	(0.9)	(32.1)%

Total	$10.1	$10.7	$(0.6)	(5.6)%

Income from operations (excluding corporate) increased by $0.3 million (or 2.2%), from $13.5 million in 2004 to $13.8 million in 2005. Building construction income from operations decreased by $0.3 million (or 4.3%), from $7.0 million in 2004 to $6.7 million in 2005, due primarily to the decrease in building construction revenues discussed above. Partly offsetting the negative impact of the decrease in building construction revenues was a higher gross profit margin, largely due to profit increases recognized upon the completion and close-out of several hospitality and gaming market projects. Civil construction income from operations increased by $2.5 million (or 277.8%), from $0.9 million in 2004 to $3.4 million in 2005, due primarily to the impact of the Cherry Hill acquisition. Partly offsetting the higher civil construction gross profit margin in 2005 was a $1.6 million increase in civil construction- related general and administrative expenses, due primarily to the addition of Cherry Hill in 2005. Management services income from operations decreased by $1.9 million (or 33.9%), from $5.6 million in 2004 to $3.7 million in 2005, also due primarily to the decrease in management services revenues discussed above. Income from construction operations was negatively impacted by a $0.9 million increase in corporate general and administrative expenses, from $2.8 million in 2004 to $3.7 million in 2005, due primarily to a $0.5 million increase in compensation expense related to the amortization of certain restricted stock awards granted in the second half of 2004.

Management’s discussion and analysis of financial condition and results of operations

Other income (expense) decreased by $0.7 million, from an expense of $0.7 million in 2004 to zero in 2005, due primarily to $0.2 million in expenses recorded in the third quarter of 2004 related to a public stock offering as well as a $0.2 million decrease in the amortization of the intangible asset established in conjunction with the acquisition of Cummings in January 2003 (which is now fully amortized).

Interest expense increased by $0.2 million, from $0.2 million in 2004 to $0.4 million in 2005, due to interest expense on mortgage debt and equipment financing debt assumed in conjunction with the Cherry Hill acquisition.

The provision for income taxes increased by $0.4 million in 2005, from $3.4 million in 2004 to $3.8 million in 2005, based on a higher effective tax rate of 39.1% in 2005 compared to 34.6% in 2004.

Comparison of the Nine Months Ended September 30, 2005 with the Nine Months Ended September 30, 2004

Although revenues decreased by $313.6 million as the timing of new work awards was slower than anticipated, gross profit in 2005 increased by $1.3 million (or 1.8%), from $70.9 million in 2004 to $72.2 million in 2005, as all of our business segments experienced improved gross margins in 2005. However, income before income taxes decreased by $5.2 million (or 15.0%), from $34.7 million in 2004 to $29.5 million in 2005, due primarily to an increase in general and administrative expenses of $9.3 million (or 29.0%) due to the addition of Cherry Hill in 2005 and an increase in compensation expense related to the amortization of certain restricted stock awards granted in the second half of 2004. The increase in general and administrative expenses was partly offset by a $3.3 million decrease in other income (expense). In addition, interest expense increased by $0.6 million and the provision for income taxes increased by $6.6 million, from $4.9 million in 2004 to $11.5 million in 2005, due to the realization in 2004 of a portion of the federal tax benefit not recognized in prior years due to certain accounting limitations. As a result, net income decreased by $11.8 million (or 39.6%), from $29.8 million in 2004 to $18.0 million in 2005. Basic earnings per common share were $0.67 for the nine months ended September 30, 2005, compared to $1.24 for the nine months ended September 30, 2004. Diluted earnings per common share were $0.66 for the nine months ended September 30, 2005, compared to $1.16 for the nine months ended September 30, 2004.

Assuming an effective income tax rate of 39%, pro forma net income for the nine months ended September 30, 2004 would have been $21.2 million, compared to reported net income of $18.0 million for the nine months ended September 30, 2005. Similarly, pro forma basic earnings per share for the nine months ended September 30, 2004 would have been $0.87, compared to reported basic earnings per share of $0.67 for the nine months ended September 30, 2005. Pro forma diluted earnings per share for the nine months ended September 30, 2004 would have been $0.81, compared to reported diluted earnings per share of $0.66 for the nine months ended September 30, 2005.

	Revenues for the Nine Months Ended Sept. 30,		Increase (Decrease)	% Change
	2005	2004
	(in millions, except % change)
Building	$719.4	$1,008.1	$(288.7)	(28.6)%
Civil	192.0	110.5	81.5	73.8%
Management Services	218.9	325.3	(106.4)	(32.7)%

Total	$1,130.3	$1,443.9	$(313.6)	(21.7)%

Management’s discussion and analysis of financial condition and results of operations

Overall revenues decreased by $313.6 million (or 21.7%), from $1,443.9 million in 2004 to $1,130.3 million in 2005. This decrease was due primarily to a decrease in building construction revenues of $288.7 million (or 28.6%), from $1,008.1 million in 2004 to $719.4 million in 2005, due primarily to the timing of the start-up of new work in the hospitality and gaming market as the timing of new work awards was slower than anticipated. Management services revenues decreased by $106.4 million (or 32.7%), from $325.3 million in 2004 to $218.9 million in 2005 due primarily to a decreased volume of work related to the rebuilding of Iraq. These decreases were partly offset by an increase in civil construction revenues of $81.5 million (or 73.8%), from $110.5 million in 2004 to $192.0 million in 2005, due primarily to the impact of the Cherry Hill acquisition.

	Income from Construction Operations for the Nine Months Ended Sept. 30,		Increase (Decrease)	% Change
	2005	2004
	(in millions, except % change)
Building	$17.6	$21.7	$(4.1)	(18.9)%
Civil	8.0	2.1	5.9	281.0%
Management Services	15.8	22.7	(6.9)	(30.4)%

Subtotal	$41.4	$46.5	$(5.1)	(11.0)%
Less: Corporate	(10.2)	(7.3)	(2.9)	(39.7)%

Total	$31.2	$39.2	$(8.0)	(20.4)%

Income from operations (excluding corporate) decreased by $5.1 million (or 11.0%), from $46.5 million in 2004 to $41.4 million in 2005. Building construction income from operations decreased by $4.1 million (or 18.9%), from $21.7 million in 2004 to $17.6 million in 2005, due primarily to the decrease in building construction revenues discussed above. Partly offsetting the negative impact of the decrease in building construction revenues was a higher gross profit margin, largely due to profit increases recognized upon the completion and close-out of several hospitality and gaming market projects. Partly offsetting the negative impact of the decrease in management services revenues was a higher gross profit margin, largely due to profit increases recognized upon the completion and close-out of two overseas projects. Civil construction income from operations increased by $5.9 million (or 281.0%), from $2.1 million in 2004 to $8.0 million in 2005, due primarily to the impact of the Cherry Hill acquisition. Partly offsetting the higher civil construction gross profit margin in 2005 was a $5.3 million increase in civil construction-related general and administrative expenses, due primarily to the addition of Cherry Hill in 2005. Management services income from operations decreased by $6.9 million (or 30.4%), from $22.7 million in 2004 to $15.8 million in 2005, also due primarily to the decrease in management services revenues discussed above. Income from construction operations was negatively impacted by a $2.9 million increase in corporate general and administrative expenses, from $7.3 million in 2004 to $10.2 million in 2005, due primarily to an increase in compensation expense related to the amortization of certain restricted stock awards granted in the second half of 2004.

Other income (expense) decreased by $3.3 million, from an expense of $3.9 million in 2004 to an expense of $0.6 million in 2005, due primarily to a decrease of $1.5 million of expenses related to a public stock offering, as well as a $1.4 million decrease in the amortization of the intangible asset established in conjunction with the acquisition of Cummings in January 2003 (which is now fully amortized), and a $0.2 million one-time charge recorded in the second quarter of 2004 due to the decision to freeze all benefit accruals under our defined benefit pension plan effective June 1, 2004.

Management’s discussion and analysis of financial condition and results of operations

Interest expense increased by $0.6 million, from $0.5 million in 2004 to $1.1 million in 2005, due to interest expense on mortgage debt and equipment financing debt assumed in conjunction with the Cherry Hill acquisition.

The provision for income taxes increased by $6.6 million, from $4.9 million in 2004 to $11.5 million in 2005, since the results for the nine months ended September 30, 2004 reflect a lower than normal tax rate due to the realization of a portion of the federal tax benefit not recognized in prior years due to certain accounting limitations.

Reconciliation of Reported Net Income to Pro Forma Net Income for the Nine Months Ended September 30, 2004

As mentioned above, our reported net income was $29.8 million for the nine months ended September 30, 2004. Our reported basic earnings per common share were $1.24 for the nine months ended September 30, 2004. Our reported diluted earnings per share were $1.16 for the nine months ended September 30, 2004. Assuming an effective income tax rate of 39%, pro forma net income for the nine months ended September 30, 2004 would have been $21.2 million, as compared to reported net income of $29.8 million for the nine months ended September 30, 2004. Similarly, pro forma basic earnings per common share for the nine months ended September 30, 2004 would have been $0.87, as compared to reported basic earnings per common share of $1.24 for the nine months ended September 30, 2004. Pro forma diluted earnings per common share for the nine months ended September 30, 2004 would have been $0.81, as compared to reported diluted earnings per common share of $1.16 for the nine months ended September 30, 2004. The reconciliation of reported net income to pro forma net income for the nine months ended September 30, 2004 is set forth below:

Nine Months Ended September 30, 2004
(in thousands, except per share data)
Reported net income	$29,827
Plus: Provision for income taxes	4,900

Income before income taxes	34,727
Provision for income taxes assuming 39% effective rate	13,544

Pro forma net income	$21,183
Less: Dividends accrued on Preferred Stock	(891)

Pro forma total available for common stockholders	$20,292

Pro forma basic earnings per common share	$0.87

Pro forma diluted earnings per common share	$0.81

Weighted average common shares outstanding:
Basic	23,376
Effect of dilutive stock options, warrants and restricted stock units outstanding	1,550

Diluted	24,926

No reconciliation of reported net income to pro forma net income for the nine month period ended September 30, 2005 and the three month periods ended September 30, 2005 and 2004 are provided since the actual effective tax rate approximates the pro forma tax rate of 39%; therefore, there would be no significant difference between actual results and pro forma results for nine month period ended September 30, 2005 and for the three month periods ended September 30, 2005 and 2004.

Management’s discussion and analysis of financial condition and results of operations

To supplement our unaudited consolidated financial statements presented on a GAAP basis, we sometimes use non-GAAP measures of net income, earnings per share and other measures that we believe are appropriate to enhance an overall understanding of our historical financial performance and future prospects. The non-GAAP results, which are adjusted to exclude certain costs, expenses, gains and losses from the comparable GAAP measures, are an indication of our baseline performance before gains, losses or other charges that are considered by management to be outside of our core operating results. These non-GAAP results are among the indicators management uses as a basis for evaluating our financial performance as well as for forecasting future periods. For these reasons, management believes these non-GAAP measures can be useful to investors, potential investors and others. The presentation of this additional information is not meant to be considered in isolation or as a substitute for net income or earnings per share prepared in accordance with GAAP.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Working Capital

On October 14, 2005, we entered into an Amended and Restated Credit Agreement with Bank of America, N.A. and TD Banknorth. The amended and restated credit agreement amends and restates in its entirety our previously existing credit agreement dated as of January 23, 2002, as amended through March 31, 2005.

The amended and restated credit agreement provides for a secured revolving credit facility of up to $50 million, unchanged from our previously existing credit agreement. The amended and restated credit agreement also provides for an increase in the aggregate amount of letters of credit that may be issued under the agreement from $7.5 million to $15 million. Outstanding letters of credit reduce availability under the revolving credit facility on a dollar-for-dollar basis. The termination date of the revolving credit facility was extended from June 30, 2007 to June 30, 2008.

In addition, the amended and restated credit agreement provides for a new $30 million secured term loan, which was used to refinance a portion of the purchase price for the Rudolph and Sletten acquisition. The new term loan amortizes in equal quarterly principal payments of $1.5 million commencing December 31, 2005 and continuing through October 14, 2010.

Interest accrues on borrowings under our amended and restated credit agreement at an annual rate equal to, at our option, either (1) adjusted LIBOR plus 200 basis points or (2) the prime rate. Outstanding letters of credit under our amended and restated credit agreement are subject to a per annum fee equal to 150 basis points. We are also required to pay administrative fees, commitment fees, letter of credit issuance and administration fees and certain expenses, and to provide certain indemnities, all of which we believe are customary for financings of this type.

Similar to our previously existing credit agreement, our amended and restated credit agreement requires us to meet certain financial covenants, including:

•	a minimum working capital ratio of current assets over current liabilities of at least 1.20 to 1.00 at the end of each fiscal quarter;

•	a minimum tangible net worth of at least $150 million plus, on a cumulative basis, 50% of consolidated net income for each consecutive two fiscal quarters ended on June 30 and December 31 of each fiscal year;

Management’s discussion and analysis of financial condition and results of operations

•	a minimum fixed charge coverage ratio of consolidated EBITDA (net income plus taxes, interest, depreciation and amortization and less capital expenditures) over covered charges (which include interest expense, cash taxes, scheduled payments of principal and interest and current period dividends on our outstanding preferred stock) of at least 1.50 to 1.00 as of the end of each fiscal quarter, calculated for the four consecutive fiscal quarters then ending;

•	minimum consolidated net income of at least $1.00 for each fiscal quarter; and

•	minimum net operating profit levels of at least $27.5 million in the aggregate for the fiscal year ending December 31, 2005, at least $35 million in the aggregate for each of the four consecutive quarter periods ending March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006, and at least $40 million in the aggregate for the four consecutive quarter period ending March 31, 2007 and for each period of four consecutive fiscal quarters ending thereafter.

Our amended and restated credit agreement also includes operating covenants which we believe are customary for financings of this type, including restrictions on indebtedness, liens, investments, restricted payments, mergers and the purchase and sale of assets outside of the normal course of business. Our amended and restated credit agreement also provides for events of default which we believe are customary for financings of this type, with corresponding grace periods. The operating covenants and events of default under our amended and restated credit agreement are substantially similar to those under our previously existing credit agreement.

As with our previously existing credit agreement, our obligations outstanding under our amended and restated credit agreement are guaranteed by substantially all of our current and future subsidiaries, and are secured by substantially all of our and our subsidiaries’ assets, including a pledge of all of the capital stock of our subsidiaries.

As a result of the expected fourth quarter charge relating to the judgment in the WMATA litigation, we expect that we may fail to comply with one or more of the financial covenants in our amended and restated credit agreement. However, we will not be able to make this determination until after the completion of the fourth quarter of 2005 and determination of the actual amount of the charge to be taken in connection with the litigation judgment.

In the event we do fail to comply with one or more financial covenants in our amended and restated credit agreement, we intend to seek a waiver of such failures from our lenders under the credit agreement. We cannot assure you that our lenders would agree to provide such a waiver and, if such a waiver were not provided, our lenders would not be required to lend any additional amounts to us and could elect to declare all of our outstanding obligations under the amended and restated credit agreement, together with accrued and unpaid interest and fees, to be immediately due and payable and require us to cash collateralize our letters of credit. If this were to occur, we would be required to apply a significant portion of our available cash to satisfy these obligations. As of November 30, 2005, we had outstanding under our amended and restated credit agreement a $30.0 million term loan, as well as $7.5 million of outstanding letters of credit. Our cash and cash equivalents balance as of September 30, 2005 was $100.1 million, although $44.3 million of that balance represents our share of joint venture cash which would not be available for debt repayment. As a result, if we were to be required to repay all outstanding amounts under our amended and restated credit agreement and cash collateralize our letters of credit, we would be required to utilize a significant amount of our available cash and cash equivalents, which would have an adverse effect on our liquidity position.

Management’s discussion and analysis of financial condition and results of operations

Our cash and cash equivalents balance as of September 30, 2005 was $100.1 million, although $44.3 million of that balance represents our share of joint venture cash which would not be available for payment of the WMATA judgment. Further, our amended and restated credit agreement provides for a $50 million revolving credit facility, of which $42.5 million was available as of November 30, 2005. If we were to be required to pay the WMATA judgment and the related prejudgment interest, we would need to utilize a significant amount of our revolving credit facility, if available, and/or our available cash and cash equivalents, which would have an adverse effect on our liquidity position.

Cash and cash equivalents as reported in the accompanying consolidated condensed financial statements consist of amounts held by us as well as our proportionate share of amounts held by construction joint ventures. Cash held by us is available for general corporate purposes while cash held by construction joint ventures is available only for joint venture-related uses. Cash held by construction joint ventures is distributed from time to time to us and to the other joint venture participants in accordance with our respective percentage interest after the joint venture partners determine that a cash distribution is prudent. Cash distributions received by us from our construction joint ventures are then available for general corporate purposes. At September 30, 2005 and December 31, 2004, cash held by us and available for general corporate purposes was $55.8 million and $81.0 million, respectively, and our proportionate share of cash held by joint ventures and available only for joint venture-related uses was $44.3 million and $55.3 million, respectively.

A summary of cash flows for each of the nine month periods ended September 30, 2005 and 2004 is set forth below:

	Nine Months Ended September 30,
	2005	2004
	(in millions)
Cash flows from:
Operating activities	$(10.0)	$28.8
Investing activities	(21.7)	(2.0)
Financing activities	(4.5)	7.5

Net increase (decrease) in cash	$(36.2)	$34.3
Cash at beginning of year	136.3	67.8

Cash at end of period	$100.1	$102.1

During the first nine months of 2005, we used $36.2 million of cash on hand to fund $10.0 million in cash flow used by operating activities, principally to fund working capital requirements; $21.7 million to fund cash flow used by investing activities, principally to fund the January 2005 acquisition of Cherry Hill; and $4.5 million to fund cash flow used by financing activities, which was primarily used to pay down a portion of the debt we assumed in conjunction with the acquisition of Cherry Hill. As a result, our consolidated cash balance decreased by $36.2 million, from $136.3 million at December 31, 2004 to $100.1 million at September 30, 2005.

Working capital increased from $178.0 million at the end of 2004 to $183.0 million at September 30, 2005. The current ratio increased from 1.41x at December 31, 2004 to 1.50x at September 30, 2005.

On April 1, 2005, we made a $9.0 million contribution to our defined benefit pension plan and do not expect to make further contributions to the pension plan in 2005.

Management’s discussion and analysis of financial condition and results of operations

The amount of unbilled work increased by $3.6 million, from $90.3 million at December 31, 2004 to $93.9 million at September 30, 2005, due primarily to the addition of Cherry Hill and to the timing of certain contract billings.

Long-term Debt

Long-term debt at September 30, 2005 was $17.4 million, an increase of $8.8 million from December 31, 2004, due to mortgage debt and equipment financing debt assumed in conjunction with the Cherry Hill acquisition. Accordingly, the long-term debt to equity ratio increased from 0.05x at December 31, 2004 to 0.09x at September 30, 2005.

Dividends

There were no cash dividends declared or paid on our outstanding common stock during the periods presented herein.

The covenants in our previously existing credit agreement required us to suspend the payment of quarterly dividends on our $21.25 Preferred Stock until certain financial criteria were met. Our $21.25 Preferred Stock is held by holders in the form of $2.125 Depositary Convertible Exchangeable Preferred Shares (Depositary Shares), each of which represents 1/10 of a share of our $21.25 Preferred Stock. While quarterly dividends on the $21.25 Preferred Stock (and as a result the Depositary Shares) have not been paid since 1995, they have been fully accrued due to the “cumulative” feature of the $21.25 Convertible Exchangeable Preferred Stock. The aggregate amount of dividends in arrears was approximately $11.9 million as of September 30, 2005.

In November 2004, an agreement was reached to settle the class action lawsuit filed by the holders of the Depositary Shares. On September 28, 2005, we announced that the United States District Court for the District of Massachusetts approved the settlement. The settlement and the number of Depositary Shares participating in the settlement became final on October 24, 2005. Under the terms of the settlement, effective November 2, 2005, we purchased all of the 374,185 participating Depositary Shares that were submitted for a purchase price per Depositary Share of $19.00 in cash and one share of our common stock, for an aggregate of $7.1 million in cash and 374,185 shares of common stock. After consummation of the settlement, 185,088 Depositary Shares remain outstanding.

Our Board of Directors has not decided that our working capital and other conditions warrant the resumption of payment of the regular dividend or any of the dividends in arrears on the $21.25 Convertible Exchangeable Preferred Stock and, as a result, the Depositary Shares. We do not have any plans or target date for resuming the dividend, given the following circumstances:

•	a strong working capital position provides us with the option of performing large projects without a joint venture partner or to assume the sponsoring partner position resulting in a larger proportionate interest and a greater share of joint venture profits;

•	a significant amount of working capital is dedicated to the funding requirements of our construction backlog, including collection of receivables and the resolution of unapproved change orders and contract claims, and to obtaining surety bonds required by our business; and

•	we are pursuing a strategy of expanding our construction business internally and through acquisitions, both of which will likely require additional capital. In January 2005, we completed the acquisition of Cherry Hill for $20 million in cash, net of the cash balance acquired, and on October 3, 2005 we completed the acquisition of Rudolph and Sletten, Inc. for $53 million in cash, subject to a post-closing adjustment based on Rudolph and Sletten’s 2005 fiscal year operating results and financial position.

Selling stockholders

The following table sets forth the number of shares of common stock beneficially owned by the selling stockholders as of December 2, 2005, the number of shares of common stock covered by this prospectus supplement and the percentage of total shares of common stock that the selling stockholders will beneficially own upon completion of this offering. The table assumes that the selling stockholders sell all of the shares of common stock offered hereunder and the underwriters do not exercise their over-allotment option granted by the selling stockholders.

Other than as described in this prospectus supplement and the accompanying prospectus, the selling stockholders have not held any office or position or, to our knowledge, had any material relationship with us or our affiliates within the past three years. See “Certain Transactions” in the accompanying prospectus for more information on our related party transactions.

In connection with the transactions, Tutor-Saliba Corporation, or Tutor-Saliba, and National Union Fire Insurance Company of Pittsburgh, Pa., or National Union, have agreed to eliminate their rights of first refusal under the Shareholders’ Agreement with respect to transfers of the other’s shares, although Tutor-Saliba will retain its right of first refusal under the agreement with respect to the shares held by National Union that are also subject to the put and call arrangement between Tutor-Saliba and National Union. In addition, each of the selling stockholders has agreed to eliminate its “tag along” rights under the Shareholders’ Agreement. The put and call arrangements between Tutor-Saliba and National Union under the Shareholders’ Agreement remain unchanged. See “Certain Transactions” in the accompanying prospectus for a more complete description of the terms of the Shareholders’ Agreement.

The amounts and information set forth below are based upon information provided to us by representatives of the selling stockholders, or on our records, as of December 2, 2005, and are accurate to the best of our knowledge. It is possible, however, that the selling stockholders may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus supplement. Certain affiliates of National Union are registered broker-dealers. National Union purchased the securities listed below in the ordinary course of business and at the time of purchase of such securities, had no agreements or understandings, directly or indirectly, to distribute these securities.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock underlying options, warrants or other convertible securities that are currently exercisable or exercisable within 60 days of December 2, 2005 are deemed to be outstanding and to be beneficially owned by the person holding such options, warrants or other convertible securities for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Each selling stockholder’s percentage of ownership before and after the sale of all shares of common stock covered by this prospectus supplement is based on 26,028,500 shares of common stock outstanding as of December 2, 2005.

Selling stockholders

	Shares Beneficially Owned Prior to the Offering				Amount Offered		Shares Beneficially Owned After the Offering
Selling Stockholders	Shares		%		Shares		Shares		%
Tutor-Saliba Corporation	5,465,229	(1)	21.00%		1,304,348		4,160,881	(2)	15.99%
National Union Fire Insurance Company of Pittsburgh, Pa	2,659,846	(3)	10.22%		266,874		2,392,972	(2)	9.19%
O&G Industries, Inc.	2,502,941	(4)	9.62%		608,696		1,894,245		7.28%
Blum Capital Partners, L.P.	3,117,147	(5)	11.98%		2,667,257	(6)	449,890	(7)	1.73%
PB Capital Partners, L.P.	3,060,741	(8)	11.76%		2,661,514		399,227		1.53%
The Union Labor Life Insurance Company, acting on behalf of its Separate Account P	224,488	(9)	*		195,207		29,281		*

Total	11,616,710	(10)	44.63	%(10)	5,042,382	(11)	6,574,328	(12)	25.26	%(12)

*	Represents less than 1% of the outstanding shares of common stock.

(1)	Based on information contained in Schedule 13D/A filed on September 27, 2004 by Tutor-Saliba. Includes 2,352,941 shares for which Tutor-Saliba has the right to call and purchase from National Union, and for which National Union has the right to put and sell to Tutor-Saliba, in either case at any time until March 29, 2006 (see “Certain Transactions” in the accompanying prospectus). Also includes 245,528 shares of common stock representing Tutor-Saliba’s former limited partnership interest in PB Capital Partners, L.P., or PB Capital, that was distributed to Tutor-Saliba on November 13, 2003.
(2)	Includes the 2,352,941 shares that are subject to the put and call options held by Tutor-Saliba and National Union and described in Note 1 above.
(3)	Represents shared voting and investment power based on information contained in Schedule 13D/A of American International Group, Inc., the parent company of National Union, filed on April 28, 2004 (see “Certain Transactions” in the accompanying prospectus). Includes the 2,352,941 shares that are subject to the put and call options described in Note 1 above.
(4)	Based on information contained in Schedule 13D of O&G Industries, Inc. filed on February 15, 2000 and as updated for O&G’s participation in the Transaction described under “Certain Transactions” in the accompanying prospectus.
(5)	Blum Capital Partners, L.P., or BCP, formerly known as Richard C. Blum & Associates, L.P., is the sole general partner of PB Capital. Based on information contained in Schedule 13D/A filed on April 26, 2004 by BCP, the amount includes (a) 3,060,741 shares of common stock held by PB Capital, over which BCP has shared voting and investment power, (b) 6,605 shares of common stock directly held by BCP and (c) the 49,801 shares of common stock held by a limited partner of PB Capital for which BCP serves as an investment advisor.
(6)	Includes the offering of 5,743 shares directly held by BCP, and the offering of 2,661,514 shares by PB Capital for which beneficial ownership has been attributed to BCP.
(7)	Includes (a) 399,227 shares of common stock held by PB Capital, over which BCP has shared voting and investment power, (b) 862 shares of common stock directly held by BCP and (c) the 49,801 shares of common stock held by a limited partner of PB Capital for which BCP serves as an investment advisor (see Note 5 above).
(8)	Based on information contained in Schedule 13D/A filed on April 26, 2004 by BCP.
(9)	Represents sole voting and investing power based on information contained in Schedule 13D/A dated June 3, 2004, filed by The Union Labor Life Insurance Company, acting on behalf of its Separate Account P, or ULLICO.
(10)	The share amount and percentage eliminates the duplication relating to (a) PB Capital’s 3,060,741 shares of common stock which are also included in BCP’s total (see Note 5 above), and

Selling stockholders

(b) 2,352,941 shares of common stock included in both Tutor-Saliba’s total and National Union’s total for which Tutor-Saliba has the right to call and purchase from National Union and National Union has the right to put and sell to Tutor-Saliba (see Notes 1 and 3 above).

(11)	The share amount eliminates the duplication relating to PB Capital’s 2,661,514 shares of common stock which are also included in BCP’s total (see Note 6 above).
(12)	The share amount and percentage eliminates the duplication relating to (a) PB Capital’s 399,227 shares of common stock which are also included in BCP’s total (see Note 7 above), and (b) 2,352,941 shares of common stock included in both Tutor-Saliba’s total and National Union’s total for which Tutor-Saliba has the right to call and purchase from National Union and National Union has the right to put and sell to Tutor-Saliba (see Notes 1 and 3 above).

This prospectus supplement relates solely to the offering of shares of common stock by the selling stockholders named in the table above. The additional selling stockholders listed on page 63 of the accompanying prospectus may continue to use the accompanying prospectus, as it may be supplemented from time to time.

Underwriting

The selling stockholders are offering the shares of our common stock described in this prospectus supplement through the underwriters named below. UBS Securities LLC is the sole book-running manager of this offering. UBS Securities LLC is the representative of the underwriters. We have entered into an underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares
UBS Securities LLC	2,823,734
D.A. Davidson & Co.	1,512,715
Morgan Joseph & Co. Inc.	504,238
NatCity Investments, Inc.	201,695

Total	5,042,382

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

The selling stockholders have granted the underwriters an option to buy up to an aggregate of 756,357 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.78 per share from the initial price to the public. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the initial price to the public. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Underwriting

The following table shows the per share and total underwriting discounts and commissions the selling stockholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to an additional 756,357 shares.

	No exercise	Full exercise
Per Share	$1.31	$1.31
Total	$6,586,611	$7,574,603

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $260,000. Under the terms of the Registration Rights Agreement with the selling stockholders, we have agreed to pay the expenses of the selling stockholders in connection with this offering, including the reasonable expenses of their counsel. We have included these estimated expenses in the $260,000 estimate of our total expenses of this offering.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and certain of our directors and the selling stockholders have entered into lock-up agreements with the underwriters. Under these agreements, except for certain exceptions described below, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release some or all the securities from these lock-up agreements.

This period may be extended if (1) during the last 17 days of the initial 90-day lock-up period, the Company releases earnings results or announces material news or a material event or (2) prior to the expiration of the initial 90-day lock-up period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial 90-day lock-up period. In each of these cases the lock-up period will be automatically extended for 18 days beginning on the date of the release of the earnings results or the announcement of the material news or material event, as applicable. UBS Securities LLC may waive, in writing, any extension.

The restrictions in our lock-up arrangements do not apply to issuances of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of this prospectus supplement, grants of employee stock options or awards of common stock or restricted stock units pursuant to the terms of a plan in effect on the date of this prospectus supplement or the exercise of any such options, or the filing of a registration statement pursuant to the registration rights agreement described under the caption “Registration Rights Agreements—Warrantholders Rights Agreement” in the accompanying prospectus.

The restrictions in the lock-up arrangements with our executive officers and directors, and the selling stockholders do not apply to:

•	the shares of common stock sold in this offering;

•	transactions by any person relating to shares of common stock or our other securities acquired in open market transactions after the date of this prospectus supplement;

•	transfers of shares of common stock or any security convertible into or exercisable or exchangeable for our common stock as a bona fide gift or gifts; or

Underwriting

•	(1) transfers or distributions of shares of common stock or any security convertible into or exercisable or exchangeable into our common stock to affiliates of that stockholder, (2) if the stockholder is a partnership or corporation, a distribution to the partners or shareholders of that stockholder, or (3) transfers by the stockholder (or its distributee or transferee) of common stock or securities convertible into or exercisable or exchangeable for our common stock to a family member of that stockholder (or its distributee or transferee) or trust created for the benefit of that stockholder (or its distributee or transferee), provided that, in each case, the transferee or distributee agrees to be bound by the terms of the restrictions contained in that stockholder’s lock-up agreement.

The lock-up arrangements of the following persons include additional exceptions with those listed above:

•	With respect to our executive officers and directors only, their lock-up arrangements do not apply to transfers of shares of common stock pursuant to the written plan of each such executive officer or director for trading securities in compliance with Rule 10b5-1 of the Exchange Act, provided that each such officer and director may not make any election or change to its participation in such plan after the date of this prospectus supplement or during the term of the lock-up period.

•	With respect to Blum Capital Partners, L.P., its lock-up arrangement does not apply to the 49,801 shares of common stock held by a limited partner of PB Capital Partners, L.P. for which Blum Capital Partners, L.P. serves as investment advisor.

•	The lock-up arrangement of National Union Fire Insurance Company of Pittsburgh, Pa. does not apply to transfers of common stock to Tutor-Saliba Corporation to effect the put and call agreement of those two entities described under the caption “Certain Transactions” in the accompanying prospectus. However, any shares acquired by Tutor-Saliba Corporation pursuant to the put and call agreement will be subject to the lock-up arrangements. Further, the lock-up arrangements permit Tutor-Saliba Corporation to pledge shares of common stock to secure any loan, the sole purpose and use of proceeds of which is to fund the exercise of the put and call agreement.

•	In connection with the release obtained by Tutor-Saliba Corporation of the pledge relating to its shares of common stock to be sold in this offering from Comerica Bank, its outside financing source, including shares subject to the underwriters’ over-allotment option, Tutor-Saliba Corporation may repledge to Comerica Bank the shares, if any, that remain unsold following the expiration of the underwriters’ 30-day over-allotment option period. The lock-up agreements with Tutor-Saliba Corporation permit this repledge.

The underwriters have not entered into a lock-up arrangement with Martin Shubik, a director who was elected to our Board of Directors by the holders of our Depositary Shares and who owns 14,000 shares of common stock and 18,500 Depositary Shares.

INDEMNIFICATION AND CONTRIBUTION

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we and the selling stockholders are unable to provide this indemnification, we and the selling stockholders have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NEW YORK STOCK EXCHANGE LISTING

Our common stock is listed on the New York Stock Exchange under the symbol “PCR”.

Underwriting

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales”, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales”, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

AFFILIATIONS

D.A. Davidson & Co. has previously performed lending services for Tutor-Saliba Corporation and Ronald N. Tutor in the ordinary course of its business for which it received customary compensation. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business for which they would receive customary compensation.

Notice to Canadian residents

RESALE RESTRICTIONS

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that

➢	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

➢	where required by law, that the purchaser is purchasing as principal and not as agent;

➢	the purchaser has reviewed the text above under “—Resale Restrictions”; and

➢	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available upon request.

RIGHTS OF ACTION—ONTARIO PURCHASERS ONLY

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Notice to Canadian residents

ENFORCEMENT OF LEGAL RIGHTS

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

Notice to investors

EUROPEAN ECONOMIC AREA

With respect to each Member State of the European Economic Area which has implemented Prospectus Directive 2003/71/EC, including any applicable implementing measures, from and including the date on which the Prospectus Directive is implemented in that Member State, the offering of our common stock in this offering is only being made:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than E43,000,000 and (3) an annual net turnover of more than E50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

UNITED KINGDOM

Shares of our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the FSMA with respect to anything done in relation to shares of our common stock in, from or otherwise involving the United Kingdom. In addition, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of shares of our common stock may only be communicated in circumstances in which Section 21(1) of the FSMA does not apply to our company. Without limitation to the other restrictions referred to herein, this offering circular is directed only at (1) persons outside the United Kingdom; (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this offering circular relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

Notice to investors

SWITZERLAND

Shares of our common stock may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. The shares of our common stock may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to shares of our common stock may be publicly issued in connection with any such offer or distribution. The shares have not been and will not be approved by any Swiss regulatory authority. In particular, the shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

Legal matters

The validity of the shares of common stock offered hereunder has been passed upon by Goodwin Procter LLP, Boston, Massachusetts. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

F-1

Perini Corporation and Subsidiaries

CONSOLIDATED CONDENSED BALANCE SHEETS (UNAUDITED)

SEPTEMBER 30, 2005 (UNAUDITED) AND DECEMBER 31, 2004

(In Thousands)

ASSETS	SEPT. 30, 2005	DEC. 31, 2004
Cash and Cash Equivalents (Note 3)	$100,099	$136,305
Accounts Receivable, including retainage	345,030	372,909
Unbilled Work	93,932	90,280
Deferred Tax Asset	3,594	4,110
Other Current Assets	7,105	4,112

Total Current Assets	$549,760	$607,716

Property and Equipment, less Accumulated Depreciation of $24,497 in 2005 and $21,286 in 2004	$53,224	$17,486

Goodwill	$12,678	$12,678

Other Assets	$2,351	$16,385

	$618,013	$654,265

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Maturities of Long-term Debt	$10,641	$759
Accounts Payable, including retainage	278,294	344,684
Deferred Contract Revenue	57,115	57,111
Accrued Expenses	20,689	27,133

Total Current Liabilities	$366,739	$429,687

Long-term Debt, less current maturities included above (Note 11)	$17,429	$8,608

Other Long-term Liabilities (Note 8)	$37,909	$41,936

Contingencies and Commitments (Note 5)
Stockholders’ Equity:
Preferred Stock (Note 5)	$56	$56
Series A Junior Participating Preferred Stock	—	—
Stock Purchase Warrants	461	965
Common Stock	25,629	25,233
Additional Paid-in Capital	114,997	110,058
Retained Earnings	81,897	64,826

	$223,040	$201,138
Accumulated Other Comprehensive Loss	(27,104)	(27,104)

Total Stockholders’ Equity	$195,936	$174,034

	$618,013	$654,265

The accompanying notes are an integral part of these consolidated condensed financial statements.

F-2

Perini Corporation and Subsidiaries

CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)

(In Thousands, Except Share and Per Share Data)

	THREE MONTHS ENDED SEPT. 30,		NINE MONTHS ENDED SEPT. 30,
	2005	2004	2005	2004
Revenues (Note 9)	$380,314	$467,743	$1,130,251	$1,443,855
Cost of Operations	355,442	444,110	1,058,040	1,372,963

Gross Profit	$24,872	$23,633	$72,211	$70,892
General and Administrative Expenses	14,710	12,912	40,982	31,720

INCOME FROM CONSTRUCTION OPERATIONS (Note 9)	$10,162	$10,721	$31,229	$39,172
Other Income (Expense), Net	29	(688)	(638)	(3,939)
Interest Expense	(418)	(198)	(1,091)	(506)

Income before Income Taxes	$9,773	$9,835	$29,500	$34,727
Provision for Income Taxes (Note 6)	(3,821)	(3,405)	(11,538)	(4,900)

NET INCOME	$5,952	$6,430	$17,962	$29,827

Less: Accrued Dividends on $21.25 Preferred Stock (Note 8)	(297)	(297)	(891)	(891)

NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS	$5,655	$6,133	$17,071	$28,936

BASIC EARNINGS PER COMMON SHARE (Note 7)	$0.22	$0.26	$0.67	$1.24

DILUTED EARNINGS PER COMMON SHARE (Note 7)	$0.22	$0.25	$0.66	$1.16

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (Note 7):
BASIC	25,541,087	23,905,884	25,391,997	23,375,987
Effect of Dilutive Stock Options, Warrants and Restricted Stock Units Outstanding	495,239	1,005,803	623,442	1,550,448

DILUTED	26,036,326	24,911,687	26,015,439	24,926,435

The accompanying notes are an integral part of these consolidated condensed financial statements.

F-3

Perini Corporation and Subsidiaries

CONSOLIDATED CONDENSED STATEMENT OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

(In Thousands)

	Preferred Stock	Stock Purchase Warrants	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance—December 31, 2004	$56	$965	$25,233	$110,058	$64,826	$(27,104)	$174,034
Net income	—	—	—	—	17,962	—	17,962
Preferred stock dividends accrued ($15.9375 per share*)	—	—	—	—	(891)	—	(891)
Common stock options and stock purchase warrants exercised	—	(504)	255	1,175	—	—	926
Income tax benefit attributable to nonqualified stock options exercised	—	—	—	1,216	—	—	1,216
Restricted stock compensation expense	—	—	—	2,891	—	—	2,891
Common Stock issued	—	—	141	(343)	—	—	(202)

Balance—September 30, 2005	$56	$461	$25,629	$114,997	$81,897	$(27,104)	$195,936

*Equivalent	to $1.5938 per Depositary Share

The accompanying notes are an integral part of these consolidated condensed financial statements.

F-4

Perini Corporation and Subsidiaries

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

(In Thousands)

	NINE MONTHS ENDED SEPT. 30,
	2005	2004
Cash Flows from Operating Activities:
Net income	$17,962	$29,827
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	4,182	3,981
Restricted stock compensation expense	2,891	—
Income tax benefit from stock options exercised	1,216	—
Deferred income taxes	7,691	4,334
Gain on sale of equipment	(100)	(718)
Gain on sale of marketable securities	(482)	—
Unrealized loss on marketable securities	523	—
Other items, net	674	59
Cash used by changes in components of working capital other than cash, current maturities of long-term debt and deferred tax asset	(44,574)	(8,682)

NET CASH (USED BY) PROVIDED FROM OPERATING ACTIVITIES	$(10,017)	$28,801

Cash Flows from Investing Activities:
Acquisition of Cherry Hill Construction, Inc., net of cash balance acquired (Note 4)	$(19,970)	$—
Acquisition of property and equipment	(8,230)	(3,941)
Proceeds from sale of property and equipment	1,104	1,017
Proceeds from sale of marketable securities	4,758	—
Proceeds from other investing activities	663	884

NET CASH USED BY INVESTING ACTIVITIES	$(21,675)	$(2,040)

Cash Flows from Financing Activities:
Proceeds from long-term debt	$4,520	$1,428
Reduction of long-term debt	(9,599)	(349)
Proceeds from exercise of common stock options and stock purchase warrants	926	7,630
Issuance of common stock	(202)	—
Expenditure for stock registration	(159)	(1,181)

NET CASH (USED BY) PROVIDED FROM FINANCING ACTIVITIES	$(4,514)	$7,528

Net (Decrease) Increase in Cash	$(36,206)	$34,289
Cash at Beginning of Year	136,305	67,823

Cash at End of Period	$100,099	$102,112

Supplemental Disclosure of Cash Paid During the Period For:
Interest	$1,092	$506

Income taxes	$2,987	$1,587

The accompanying notes are an integral part of these consolidated condensed financial statements.

F-5

Perini Corporation and Subsidiaries

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

1    Basis of Presentation

The unaudited consolidated condensed financial statements presented herein have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America. These statements should be read in conjunction with the financial statements and notes thereto included in the Company’s Form 10-K for the year ended December 31, 2004. In the opinion of management, the accompanying unaudited consolidated condensed financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of September 30, 2005 and December 31, 2004, results of operations for the three month and nine month periods ended September 30, 2005 and 2004, and cash flows for the nine month periods ended September 30, 2005 and 2004. The results of operations for the nine months ended September 30, 2005 may not be indicative of the results that may be expected for the year ending December 31, 2005 because the Company’s results are primarily generated from a limited number of significant active construction contracts. Therefore, such results can vary depending on the timing of progress achieved and changes in estimated profitability of projects being reported.

2    Significant Accounting Policies

The significant accounting policies followed by the Company and its subsidiaries in preparing its consolidated financial statements are set forth in Note (1) to such financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004. The Company has made no significant change in these policies during 2005.

In conjunction with the finalization of the purchase price allocation for the acquisition of Cherry Hill, the Company adjusted the estimated useful lives and estimated salvage values of the Cherry Hill fixed assets. Additionally, effective May 1, 2005, the Company prospectively changed its method of calculating depreciation for construction and computer-related equipment from accelerated methods to the straight-line method. As a result of these changes, the Cherry Hill fixed assets and fixed assets acquired by the Company on or after May 1, 2005 will have depreciation provided based on estimated useful lives ranging from five to twenty years and estimated salvage values ranging from ten to forty percent of the acquisition cost. Cherry Hill’s previous policy, which continued to be applied by the Company up until the finalization of the purchase price allocation, was to provide depreciation on a straight-line basis over lives ranging from five to thirty-nine years with no provision for estimated salvage values. The Company’s previous policy, which will continue to apply to fixed assets acquired prior to May 1, 2005 (except for the Cherry Hill fixed assets), was to provide depreciation on construction and computer-related equipment primarily using accelerated methods over lives ranging from three to seven years and the straight-line method for remaining depreciable property over lives ranging from three to thirty years with no provision for estimated salvage values. These changes were adopted to recognize a more realistic periodic charge to income based on the Company’s historical experience as well as to enhance financial statement comparability with most other public construction companies.

The effect of the change in depreciation policy in 2005 was to increase net income for the nine months ended September 30, 2005 by approximately $0.4 million (all of which relates to the Cherry Hill fixed assets acquired effective January 1, 2005) and to increase both basic and diluted earnings per common share by $0.02. Since the new depreciation policy was applied on a prospective basis and fixed assets acquired prior to May 1, 2005 have continued to be depreciated under the policy previously in effect, the

F-6

Perini Corporation and Subsidiaries

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (CONTINUED)

cumulative effect of a change in accounting principle or pro forma effects of retroactive application disclosure is not required in accordance with the provisions of Accounting Principles Board Opinion No. 20, “Accounting Changes”.

3    Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with original maturities of three months or less.

Cash and cash equivalents as reported in the accompanying Consolidated Condensed Balance Sheets consist of amounts held by the Company that are available for general corporate purposes and the Company’s proportionate share of amounts held by construction joint ventures that are available only for joint venture-related uses. Cash held by construction joint ventures is distributed from time to time to the Company and to the other joint venture participants in accordance with their percentage interest after the joint venture partners determine that a cash distribution is prudent. Cash distributions received by the Company from its construction joint ventures are then available for general corporate purposes. At September 30, 2005 and December 31, 2004, cash and cash equivalents consisted of the following (in thousands):

	Sept. 30, 2005	Dec. 31, 2004
Corporate cash and cash equivalents (available for general corporate purposes)	$55,767	$81,024
Company’s share of joint venture cash and cash equivalents (available only for joint venture purposes, including future distributions)	44,332	55,281

	$100,099	$136,305

4    Acquisition of Cherry Hill Construction, Inc.

On January 21, 2005, the Company completed the acquisition of 100% of the outstanding capital stock of Cherry Hill Construction, Inc. (“Cherry Hill”), a privately held construction company based in Jessup, Maryland, for approximately $22 million in cash. Cherry Hill is an established civil contractor operating in the Mid-Atlantic and Southeast regions specializing in excavation, foundations, paving and construction of civil infrastructure. The acquisition was effective as of January 1, 2005 and, accordingly, Cherry Hill’s financial results are included in the Company’s consolidated results of operations and financial position beginning in the first quarter of 2005.

The transaction was accounted for using the purchase method of accounting as required by FASB Statement No. 141, “Business Combinations”. The cost to acquire Cherry Hill, which consists of the $22 million cash consideration referred to above and $400,000 of other direct acquisition costs, was less than the estimated fair value of the assets acquired less the liabilities assumed. The resulting excess of the fair value of acquired net assets over cost was generally allocated as a pro rata reduction of the estimated fair value of the non-current assets acquired in accordance with SFAS No. 141. The following table summarizes fair value of the assets acquired and liabilities assumed as of January 1, 2005 after the allocation described above (in thousands):

F-7

Perini Corporation and Subsidiaries

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (CONTINUED)

Current assets	$46,920
Property and equipment, net	32,155
Other long-term assets	376
Intangible assets	790

Total assets acquired	$80,241
Current liabilities	(39,604)
Long-term debt	(12,167)
Long-term deferred tax liabilities	(6,023)

Total Acquisition Costs	$22,447

The amount assigned to intangible assets primarily represents the Company’s estimate of the fair value of contract backlog acquired as of January 1, 2005 and was based on an independent appraisal. The intangible assets will be amortized using the straight-line method over an approximate 2.5-year period based on the estimated durations of the contracts acquired.

Since the acquisition was effective as of January 1, 2005, the Company’s actual 2005 year to date results include Cherry Hill for the total period. Therefore, the following pro forma financial information is only presented for the comparative three month and nine month periods ended September 30, 2004 (in thousands, except per share data):

	Three Months Ended September 30, 2004		Nine Months Ended September 30, 2004
	Actual	Pro forma	Actual	Pro forma
Revenues	$467,743	$505,902	$1,443,855	$1,558,332
Gross profit	$23,633	$29,093	$70,892	$87,271
Net income	$6,430	$7,730	$29,827	$33,727

Basic earnings per common share	$0.26	$0.31	$1.24	$1.40
Diluted earnings per common share	$0.25	$0.30	$1.16	$1.32

The pro forma results have been prepared for comparative purposes only and include certain adjustments such as increased interest expense on acquisition debt, reduced depreciation expense related to the reduction of the fixed asset carrying values due the application of purchase accounting (as described above), and additional amortization expenses related to intangible assets arising from the acquisition. The pro forma results are not necessarily indicative either of the results of operations that actually would have resulted had the acquisition been in effect on January 1, 2004 or of future results.

5    Contingencies and Commitments

(a)    Mergentime - Perini Joint Ventures vs. WMATA Matter

On May 11, 1990, contracts with two joint ventures in which Perini Corporation, or Perini, held a 40% interest were terminated by the Washington Metropolitan Area Transit Authority, or WMATA, on two subway construction projects in the District of Columbia. The contracts were awarded to the joint ventures in 1985 and 1986. However, Perini and Mergentime Corporation, or Mergentime, the 60% managing partner, entered into an agreement in 1987 under which Perini withdrew from the joint

F-8

Perini Corporation and Subsidiaries

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (CONTINUED)

ventures and Mergentime assumed complete control over the performance of both projects. This agreement did not relieve Perini of its responsibilities to WMATA as a joint venture partner. After Perini withdrew from the joint ventures, Mergentime and WMATA had a dispute regarding progress on the projects. After both construction contracts were terminated, WMATA retained Perini, acting independently, to complete both projects.

Subsequently, the joint ventures brought an action in the United States District Court for the District of Columbia against WMATA, seeking damages for delays, unpaid extra work and wrongful termination and WMATA brought an action against the joint ventures seeking damages for additional costs to complete the projects. After a bench trial, the District Court found the joint ventures liable to WMATA for damages in the amount of approximately $16.5 million and WMATA liable to the joint ventures for damages in the amount of approximately $4.3 million.

The joint ventures appealed the judgment to the United States Court of Appeals for the District of Columbia, and on February 16, 1999, the Court of Appeals vacated the District Court’s final judgment and ordered the District Court to review its prior findings and hold further hearings in regard to the joint venture’s affirmative claims. In addition, the Court of Appeals held that statutory interest on any of the claims will not accrue until final judgment is entered sometime in the future.

On February 28, 2001, a successor District Court Judge informed the parties that he could not certify adequate familiarity with the record to complete the remaining proceedings; therefore, he granted the joint ventures’ motion for a new trial. The joint ventures are seeking $28.9 million, plus interest, from WMATA, and WMATA is seeking $29.3 million from the joint ventures. A new trial was completed in January 2002 and a decision is still pending. The ultimate financial impact of the Judge’s pending decision is not yet determinable; therefore, no provision for loss, if any, has been recorded in the financial statements.

(b)    Tutor-Saliba-Perini Joint Venture vs. Los Angeles MTA Matter

During 1995, a joint venture, Tutor-Saliba-Perini, or the Joint Venture, in which Perini Corporation, or Perini, is the 40% minority partner and Tutor-Saliba Corporation, or Tutor-Saliba, of Sylmar, California is the 60% managing partner, filed a complaint in the Superior Court of the State of California for the County of Los Angeles against the Los Angeles County Metropolitan Transportation Authority, or the LAMTA, seeking to recover costs for extra work required by the LAMTA in connection with the construction of certain tunnel and station projects. In February 1999, the LAMTA countered with civil claims under the California False Claims Act against the Joint Venture, Tutor-Saliba and Perini jointly and severally (together, TSP). Ronald N. Tutor, the Chairman and Chief Executive Officer of Perini since March 2000, is also the chief executive officer and the sole stockholder of Tutor-Saliba.

Claims concerning the construction of the LAMTA projects were tried before a jury in 2001. During trial, the Judge ruled that the Joint Venture had failed to comply with the Court’s prior discovery orders and the Judge penalized TSP for the alleged non-compliance by dismissing the Joint Venture’s claims and by ruling, without a jury finding, that TSP was liable to the LAMTA for damages on the LAMTA’s counterclaims. The Judge then instructed the jury that TSP was liable to the LAMTA and charged the jury with the responsibility of determining the amount of the damages based on the Judge’s ruling. The jury awarded the LAMTA approximately $29.6 million in damages.

F-9

Perini Corporation and Subsidiaries

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (CONTINUED)

On March 26, 2002, the Judge amended the award, ordering TSP to pay the LAMTA an additional $33.4 million in costs and attorney fees, with the aggregate $63.0 million award subject to interest at an annual rate of 10% from the date of the award.

TSP appealed the Judge’s discovery sanction, the subsequent judgment and the amended judgment.

On January 25, 2005, the State of California Court of Appeal issued an opinion in which it reversed the entire $63.0 million trial court’s judgment and found that the trial court judge had abused his discretion and violated TSP’s due process rights and imposed an impermissibly overbroad sanction in issuing terminating sanctions that prevented the Joint Venture from presenting its claims and severely limited TSP in defending itself against the LAMTA’s lawsuit. The Court of Appeal also directed the trial court to dismiss LAMTA’s claims that TSP had violated the Unfair Competition Law and remanded the Joint Venture’s claims against LAMTA for extra work required by LAMTA and LAMTA’s counterclaim under the California False Claim Act against TSP to the trial court for further proceedings, including a new trial. The LAMTA petitioned the Court of Appeal for rehearing and the California Supreme Court for review. Both petitions were denied and the case was remanded and has been reassigned for a new trial.

The ultimate financial impact of the lawsuit is not yet determinable. Therefore, no provision for loss, if any, has been recorded in the financial statements.

(c)    City of San Francisco vs. Tutor-Saliba, Perini & Buckley Joint Venture Matter

In November 2002, the San Francisco City Attorney, on behalf of the City and County of San Francisco and the citizens of California, filed a civil action with a demand for a jury trial against the Tutor-Saliba, Perini & Buckley Joint Venture, or the Joint Venture, Perini Corporation, or Perini, Tutor-Saliba Corporation, or Tutor-Saliba, Buckley & Company, Inc., or Buckley, and their bonding companies in the United States District Court in San Francisco relating to seven projects for work on the expansion of the San Francisco International Airport. A second amended complaint was filed in July 2003 which, among other things, added Ronald N. Tutor as a defendant. The Joint Venture was established by Tutor-Saliba, Perini and Buckley through two joint venture agreements dated October 28, 1996 and February 11, 1997. The Joint Venture had agreements with the Owner to perform work (“Contracts”) on only two of the above projects (“Projects”) and, as part of those Contracts, the Joint Venture provided performance and payment bonds to the Owner (“Bonds”).

On or about May 24, 2004, the Court granted substantial portions of the defendants’ motion to dismiss the plaintiffs’ second amended complaint with leave to amend certain causes of action. On June 21, 2004, the plaintiffs filed their third amended complaint. In the third amended complaint, the plaintiffs allege, among other things, various overcharges, bidding violations, violations of minority contracting regulations, civil fraud, violation of the California False Claims and Unfair Competition Acts and breach of contract. In addition, the plaintiffs allege that the defendants have violated the United States Racketeer Influenced Corrupt Organizations Act (“RICO”). The plaintiffs have asserted approximately $45 million in actual damages against the Joint Venture and each of its partners as well as substantial liquidated damages, treble damages, punitive and exemplary damages, various civil penalties and a declaration that Tutor-Saliba and the Joint Venture are irresponsible bidders.

The defendants filed a Motion to Dismiss the Third Amended Complaint in August, 2004. The Court ruled on the Motion To Dismiss, granting it in part, and denying it in part. Specifically, the Court

F-10

Perini Corporation and Subsidiaries

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (CONTINUED)

dismissed one of the two bases Plaintiffs’ alleged to establish a RICO action; the breach of contract claim against Tutor-Saliba and the Joint Venture for their alleged violations of minority contracting regulations; and the request that the Court declare Tutor-Saliba and the Joint Venture to be irresponsible bidders. The Court has set a trial date in January, 2007.

Tutor-Saliba is the managing partner of the Joint Venture and, in December 1997, Perini sold its entire 20% interest in the Joint Venture to Tutor-Saliba. As part of that sale agreement, Tutor-Saliba agreed to indemnify Perini from any liability that Perini is required to pay by reason of or arising out of any event or occurrence subsequent to the date of the sale of Perini’s interest in the Joint Venture in any way connected with the joint venture agreements, the Contracts, the Projects and the Bonds. It is unclear based on the plaintiff’s current complaint whether the claims against the Joint Venture arise out of events that occurred subsequent to the date of the sale of Perini’s interest. The ultimate financial impact of this action is not yet determinable.

(d)    Redondo/Perini Joint Venture vs. Siemens Transportation Matter

This is a binding arbitration proceeding arising out of a contract between the Redondo/Perini Joint Venture, or RPJV, a joint venture in which Perini and Redondo Construction Corp., or Redondo, each have a 50% interest and the Siemens Transportation Partnership, S.E., Puerto Rico, or STP. STP is constructing a public metropolitan passenger rail transportation project for the Commonwealth of Puerto Rico and RPJV is responsible for the design and construction of a portion of the project.

On March 19, 2002, Redondo filed a petition for reorganization under 11 U.S.C. Chapter 11 in U.S. Bankruptcy Court for the District of Puerto Rico. On December 23, 2002, RPJV filed an arbitration demand against STP seeking the recovery of additional costs related to design changes and the late completion of the design. On January 31, 2003, STP filed a counter-demand against RPJV seeking the recovery of damages allegedly related to defects in design and construction and the late completion of RPJV’s work along with the repayment for alleged advances previously paid to RPJV. Arbitration evidentiary hearings commenced and are continuing.

On October 7, 2004, STP filed suit against Perini in New York State court seeking enforcement against Perini of a Guaranty Agreement that allegedly guarantees the performance and payment obligations of the subject RPJV/Siemens Contract in an amount to be determined at trial, but not less than $27 million. This action has been stayed pending the arbitration.

On December 3, 2004, the Arbitrators dismissed RPJV’s claims for general delay damages, and general conditions, its claim for damages under cardinal change theory and the claim amount of a subcontractor. RPJV’s remaining claims are for $46.7 million. STP’s revised claim is now approximately $26 million, including its claim for alleged advances already paid.

Management has made an estimate of the anticipated total cost recovery on this project and it is included in revenue recorded to date. To the extent new facts become known or the final cost recovery included in the claim settlement varies from this estimate, the impact of the change will be reflected in the financial statements at that time.

(e)    Perini/Kiewit/Cashman Joint Venture-Central Artery/Tunnel Project Matter

Perini/Kiewit/Cashman Joint Venture, or PKC, a joint venture in which Perini holds a 56% interest and is the managing partner, is currently pursuing a series of claims for additional contract time and/or

F-11

Perini Corporation and Subsidiaries

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (CONTINUED)

compensation against the Massachusetts Highway Department, or MHD, for work performed by PKC on a portion of the Central Artery/Tunnel project in Boston, Massachusetts. During construction, MHD ordered PKC to perform changes to the work and issued related direct cost changes with an estimated value, excluding time delay and inefficiency costs, in excess of $100 million. In addition, PKC encountered a number of unforeseen conditions during construction that greatly increased PKC’s cost of performance.

Certain of PKC’s claims have been presented to a Disputes Review Board, or the DRB, which consists of three construction experts chosen by the parties. To date, the DRB has ruled on a binding basis that PKC is entitled to additional compensation for its contract time delay claim in the amount of $17.4 million. On March 20, 2002, the Superior Court of the Commonwealth of Massachusetts approved PKC’s request to confirm the DRB’s $17.4 million award. The MHD has appealed the Superior Court decision to the Appeals Court of the Commonwealth of Massachusetts and the appeal is pending. Oral argument was held on October 19, 2005.

The DRB has also ruled on a binding basis that PKC is entitled to three additional compensation awards totaling $27.8 million for impacts and inefficiencies caused by MHD to certain of PKC’s work. MHD has filed actions in the Massachusetts Superior Court seeking to vacate these awards, and PKC has answered, seeking to confirm them. PKC is awaiting a decision from the Court on cross-motions in two of these actions, which were argued in February 2005. The third action has not yet been heard.

Under the Dispute Resolution Rules of the contract, either party may periodically terminate the services of some or all of the DRB members, provided that members who are removed under this provision will remain on the DRB through the completion of any then pending claims. The MHD removed the “Second DRB” members under this provision, although those members have continued to hear claims that were pending when it was terminated. Replacement (“Third”) DRB members have been agreed upon. The issue of which claims are “pending” before which DRB has been the subject of rulings by the Second DRB and extensive litigation, some of which is still ongoing.

Over the past several months, the MHD has refused to pay the Second DRB for its services, and it contends that PKC may not pay MHD’s share of those expenses. PKC has nevertheless paid the Second DRB for both parties’ share. This issue is currently the subject of litigation to halt the Second DRB proceedings or overturn its decisions.

The pending claims yet to be decided by the Second DRB on a binding basis total $103.6 million (exclusive of interest). The remaining claims to be decided by the Third DRB on a binding basis total $22.8 million (exclusive of interest).

Management has made an estimate of the total anticipated cost recovery on this project and it is included in revenue recorded to date. To the extent new facts become known or the final cost recovery included in the claim settlement varies from this estimate, the impact of the change will be reflected in the financial statements at that time.

On August 14, 2002, the Massachusetts Attorney General’s office, pursuant to its authority under the Massachusetts False Claims Act, served a Civil Investigative Demand (“CID”) on Perini and the other joint venture partners. The CID sought the production of certain construction claims documentation in connection with the Central Artery/Tunnel Contract No. C11A1. In September 2004, the Attorney

F-12

Perini Corporation and Subsidiaries

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (CONTINUED)

General’s office presented a list of items that it believed constitute possible false claims. PKC made a responsive presentation to the Attorney General’s office in January 2005. PKC vigorously denies that it submitted any false claims and is cooperating with the Attorney General’s office in the ongoing investigation.

(f)    $21.25 Preferred Shareholders Class Action Lawsuit

On October 15, 2002, Frederick Doppelt, Arthur I. Caplan and Leland D. Zulch filed a lawsuit individually, and as representatives of a class of holders of the Company’s $2.125 Depositary Convertible Exchangeable Preferred Shares, representing 1/10 Share of $21.25 Convertible Exchangeable Preferred Stock (“Depositary Shares”) against certain current and former directors of Perini. Mr. Doppelt is a current director of Perini and Mr. Caplan is a former director of Perini. Specifically, the original complaint alleged that the defendants breached their fiduciary duties owed to the holders of the Depositary Shares and to Perini. The plaintiffs principally alleged that the defendants improperly authorized the exchange of Series B Preferred Stock for common stock while simultaneously refusing to pay accrued dividends due on the Depositary Shares.

In July 2003, the plaintiffs filed an amended complaint. The amended complaint added an allegation that the defendants had further breached their fiduciary duties by authorizing a tender offer for the purchase of up to 90% of the Depositary Shares and an allegation that the collective actions of the defendants constitute unfair and deceptive business practices under the provisions of the Massachusetts Consumer Protection Act. The amended complaint withdrew the allegation of a breach of fiduciary duty owed to Perini, but retained the allegation with respect to a breach of those duties owed to the holders of the Depositary Shares.

On April 12, 2004, pursuant to Defendants’ Motions to Dismiss, the Court dismissed the claim under the Massachusetts Consumer Protection Act. The Court did not dismiss the claim for breach of fiduciary duty, except as such claim relates to the tender offer for the purchase the Company’s Depositary Shares. Pursuant to the Court’s April 12, 2004 Order, in May 2004 the plaintiffs filed a third amended complaint and a motion for class certification. Defendants filed an answer denying any and all claims of wrongdoing and asserting affirmative defenses.

On November 30, 2004, Perini announced that the parties had reached an agreement for settlement of the Action. Under the terms of the settlement, Perini would purchase all of the Depositary Shares submitted in the settlement for consideration per share of $19.00 in cash and one share of Perini common stock.

On April 19, 2005, the District Court of Massachusetts conditionally certified a class of holders of Depositary Shares for purposes of settlement only. On May 5, 2005, the Court preliminarily approved the settlement as being fair, just, reasonable and adequate, pending a final hearing.

On September 21, 2005, the Court gave final approval to the settlement as being fair, just, reasonable and adequate.

The settlement and the number of Depositary Shares participating in the settlement became final on October 24, 2005. Under the terms of the settlement, effective November 2, 2005, the Company purchased all of the 374,185 participating Depositary Shares that were submitted for $19.00 in cash and

F-13

Perini Corporation and Subsidiaries

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (CONTINUED)

one share of the Company’s common stock for each Depositary Share for an aggregate of $7.1 million in cash and 374,185 shares of common stock. After consummation of the settlement, 185,088 Depositary Shares remain outstanding and Frederick Doppelt will resign from his position as a director of Perini.

6    Provision For Income Taxes

The provision for income taxes reflects a lower-than-normal tax rate for the nine months ended September 30, 2004 due to the realization of a portion of the federal tax benefit not recognized in prior years due to certain accounting limitations.

7    Earnings per Common Share

Basic earnings per common share was computed by dividing net income less dividends accrued on the $21.25 Preferred Stock during the period (see Note 8) by the weighted average number of common shares outstanding. Diluted earnings per common share was similarly computed after giving consideration to the dilutive effect of stock options, warrants and restricted stock units outstanding on the weighted average number of common shares outstanding.

There were no options or stock purchase warrants whose exercise price exceeded the average market price of the Common Stock at September 30, 2005 and 2004. The effect of the assumed conversion of the Company’s outstanding $21.25 Preferred Stock into Common Stock was antidilutive for all periods presented.

8    Dividends

(a)    Common Stock

There were no cash dividends declared or paid on the Company’s outstanding Common Stock during the periods presented in the consolidated condensed financial statements included herein.

(b)    $21.25 Preferred Stock

The covenants of the Company’s prior credit agreements required the Company to suspend the payment of quarterly dividends on its $21.25 Preferred Stock until certain financial criteria were met. While quarterly dividends on the $21.25 Preferred Stock have not been paid since 1995, they have been fully accrued due to the “cumulative” feature of the $21.25 Preferred Stock. Accordingly, the aggregate amount of dividends in arrears at September 30, 2005 is approximately $11.9 million, which represents approximately $212.50 per share of $21.25 Preferred Stock or approximately $21.25 per Depositary Share. Based on the terms of the settlement with holders of the Company’s $2.125 Depositary Shares (see Notes 5(f) and 11(c)), approximately $5.1 million of accrued dividends are included in “Total Current Liabilities” and the remaining $6.8 million of accrued dividends are included in “Other Long-term Liabilities” in the Consolidated Condensed Balance Sheets as of September 30, 2005. Under the terms of the $21.25 Preferred Stock, the holders of Depositary Shares are entitled to elect two additional Directors when dividends have been deferred for more than six quarters, and they did so at each of the last eight annual meetings of stockholders.

F-14

Perini Corporation and Subsidiaries

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (CONTINUED)

9    Business Segments

The following tables set forth certain business segment information relating to the Company’s operations for the nine month and three month periods ended September 30, 2005 and 2004 (in thousands):

Nine months ended September 30, 2005

	Reportable Segments
	Building	Civil	Management Services	Totals	Corporate			Consolidated Total
Revenues	$719,415	$191,956	$218,880	$1,130,251	$—			$1,130,251
Income from Construction Operations	$17,595	$8,014	$15,829	$41,438	$(10,209)	*		$31,229
Assets	$235,391	$279,029	$39,817	$554,237	$63,776	*	*	$618,013

Nine months ended September 30, 2004

	Reportable Segments
	Building	Civil	Management Services	Totals	Corporate			Consolidated Total
Revenues	$1,008,112	$110,470	$325,273	$1,443,855	$—			$1,443,855
Income from Construction Operations	$21,670	$2,081	$22,720	$46,471	$(7,299)	*		$39,172
Assets	$291,547	$228,139	$47,160	$566,846	$87,371	*	*	$654,217

Three months ended September 30, 2005

	Reportable Segments
	Building	Civil	Management Services	Totals	Corporate			Consolidated Total
Revenues	$246,976	$77,860	$55,478	$380,314	$—			$380,314
Income from Construction Operations	$6,661	$3,450	$3,686	$13,797	$(3,635)	*		$10,162

Three months ended September 30, 2004
	Reportable Segments
	Building	Civil	Management Services	Totals	Corporate			Consolidated Total
Revenues	$346,602	$46,665	$74,476	$467,743	$—			$467,743
Income from Construction Operations	$6,988	$852	$5,653	$13,493	$(2,772)	*		$10,721

*	In all periods, consists of corporate general and administrative expenses.
**	In all periods, corporate assets consist principally of cash and cash equivalents, net deferred tax asset, land held for sale and other investments available for general corporate purposes.

F-15

Perini Corporation and Subsidiaries

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (CONTINUED)

10    Employee Pension Plans

The Company has a defined benefit pension plan that covers its executive, professional, administrative and clerical employees, subject to certain specified service requirements. The Company also has an unfunded supplemental retirement plan for certain employees whose benefits under the defined benefit plan are reduced because of compensation limitations under federal tax laws. In accordance with SFAS No. 132R, “Employers’ Disclosures About Pensions and Other Post-Retirement Benefits”, the pension disclosure presented below includes aggregated amounts for both of the Company’s plans. The following table sets forth the net pension cost by component for the three month and nine month periods ended September 30, 2005 and 2004 (in thousands):

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,

	2005	2004	2005	2004
Service cost—benefits earned during the period*	$—	$174	$—	$1,245
Interest cost on projected benefit obligation	997	1,012	3,139	3,404
Expected return on plan assets	(1,175)	(1,032)	(3,099)	(2,967)
Amortization of prior service costs	—	(7)	—	11
Recognized actuarial loss	355	10	1,245	935

Net periodic pension cost	$177	$157	$1,285	$2,628
Effect of curtailment*	—	—	—	247

Total Pension Cost	$177	$157	$1,285	$2,875

On April 1, 2005, the Company made a $9.0 million contribution to its defined benefit pension plan and does not expect to make further contributions to the pension plan in 2005.

*	Effective June 1, 2004, all benefit accruals under the Company’s pension plan were frozen; however, the current vested benefit will be preserved. In accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, a one-time charge of $0.2 million was recorded in 2004.

11    Subsequent Events

(a)    Acquisition of Rudolph & Sletten, Inc.

On October 3, 2005, the Company completed the acquisition of Rudolph & Sletten, Inc., a privately held construction and construction management company, for approximately $53 million in cash. Based in Redwood City, California, and covering the major California construction markets of Los Angeles, Silicon Valley, San Francisco and Sacramento, Rudolph & Sletten is an established building contractor and construction management company specializing in corporate campuses and healthcare, biotech, pharmaceutical and high-tech projects. Rudolph & Sletten will be included in the Company’s consolidated results of operations and financial position beginning in the fourth quarter of 2005.

(b)    Amended and Restated Credit Agreement

On October 14, 2005, the Company entered into an Amended and Restated Credit Agreement with Bank of America, N.A. and TD Banknorth (the “Amended Agreement”). The Amended Agreement amends

F-16

Perini Corporation and Subsidiaries

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (CONTINUED)

and restates in its entirety a previously existing credit agreement dated as of January 23, 2002, as amended through March 31, 2005 (the “Existing Agreement”).

The Amended Agreement provides for a secured revolving credit facility (the “Revolving Facility”) of up to $50 million, unchanged from the Existing Agreement. The Amended Agreement also provides for an increase in the aggregate amount of letters of credit that may be issued under the agreement from $7.5 million to $15 million. Outstanding letters of credit reduce availability under the Revolving Facility on a dollar-for-dollar basis. The termination date of the Revolving Facility was extended from June 30, 2007 to June 30, 2008.

In addition, the Amended Agreement provides for a new $30 million secured term loan (the “Term Loan”), which was used to refinance a portion of the purchase price for the Rudolph and Sletten acquisition. The new Term Loan amortizes in equal quarterly principal payments of $1.5 million commencing December 31, 2005 and continuing through October 14, 2010.

At the Company’s option, borrowings outstanding under the Amended Agreement bear interest at a fluctuating rate equal to (a) the adjusted LIBOR rate, as defined, plus 200 basis points or (b) the prime rate, as defined.

Similar to the Existing Agreement, the Amended Agreement requires the Company, among other things, to meet certain financial covenants, including maintaining minimum tangible net worth levels, fixed charge coverage and operating profit levels as well as a minimum working capital ratio. The Amended Agreement also includes operational covenants customary for facilities of this type, including restrictions on incurring additional indebtedness without the consent of the lenders, other than for insurance premiums and construction equipment, as well as limitations on liens, investments, restricted payments, mergers and the purchase and sale of assets outside of the normal course of business. Similar to the Existing Agreement, the Company’s obligations under the Amended Agreement are guaranteed by substantially all of the Company’s current and future subsidiaries, and secured by substantially all of the Company’s and its subsidiaries’ assets, including a pledge of all of the capital stock of the subsidiaries.

(c)    Settlement of Preferred Stock Class Action Lawsuit

On September 28, 2005, the Company announced that the United States District Court for the District of Massachusetts approved the previously announced settlement of the class action lawsuit filed by holders of our $2.125 Depositary Convertible Exchangeable Preferred Shares (the “Depositary Shares”). The settlement and the number of Depositary Shares participating in the settlement became final on October 24, 2005. Under the terms of the settlement, effective November 2, 2005, the Company purchased all of the 374,185 participating Depositary Shares that were submitted for $19.00 in cash and one share of the Company’s common stock for each Depositary Share for an aggregate of $7.1 million in cash and 374,185 shares of common stock.

F-17

10,341,909 Shares

Common Stock

The shares of common stock are being sold by the selling stockholders listed on page 63 of this prospectus. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “PCR.” The last reported sale price on March 11, 2005, was $14.64 per share.

The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” beginning on page 73 for more information about how a selling stockholder may sell its shares of common stock.

Investing in our common stock involves risks. See “ Risk Factors” on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 15, 2005.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

PROSPECTUS SUMMARY

The following summary contains information about our business. It does not contain all of the information that you need to consider in making an investment decision. You should read this entire prospectus carefully, including the information under “Risk Factors” and our consolidated financial statements and the related notes included elsewhere in this prospectus. In this prospectus, unless the context requires otherwise, “Perini,” “we,” “us” and “our” refer to Perini Corporation, a Massachusetts corporation, and our subsidiaries, including the operations of businesses we acquired prior to the date of acquisition.

Our Company

We are a construction services company offering diversified general contracting, construction management and design-build services to private clients and public agencies throughout the world. We have provided construction services since 1894 and offer general contracting, preconstruction planning and comprehensive project management services, including the planning and scheduling of the manpower, equipment, materials and subcontractors required for a project. We also offer self-performed construction services including site work, concrete forming and placement and steel erection. Our common stock is currently listed on the New York Stock Exchange under the symbol “PCR.” We are a Massachusetts corporation. Our principal office is located at 73 Mt. Wayte Avenue, Framingham, Massachusetts 01701 and our telephone number is (508) 628-2000. Our website address is www.perini.com. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider it part of this prospectus.

Our business is conducted through three primary segments: building, civil, and management services. Our building segment is comprised of Perini Building Company and James A. Cummings, Inc. and focuses on large, complex projects in the hospitality and gaming, sports and entertainment, educational, transportation and healthcare markets. Our civil segment is involved in public works construction primarily in the northeastern United States, including the repair, replacement and reconstruction of public infrastructure such as highways, bridges and mass transit systems. Our management services segment provides diversified construction, design-build and maintenance services to the U.S. military and government agencies as well as power producers, surety companies and multi-national corporations.

The Offering

Common stock offered by the selling stockholders	10,341,909 shares

Common stock outstanding before and after this offering	25,307,928 shares

Dividend policy	We have not paid any cash dividends on our common stock since 1990 and currently do not expect to pay dividends or make any other distributions on such stock in the immediate future.

Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling stockholders.

New York Stock Exchange Symbol	PCR

All of the shares offered by this prospectus are being offered by the selling stockholders.

The number of shares of common stock outstanding before and after this offering is based on the number of shares outstanding as of February 28, 2005 and excludes:

•	684,500 shares of common stock reserved for issuance upon the exercise of outstanding stock options at a weighted average exercise price per share of $4.52;

•	195,634 shares of common stock reserved for future awards under our Special Equity Incentive Plan;

•	300,000 shares of common stock reserved for outstanding restricted stock awards at a weighted average fair value per share of $15.62 and 700,000 shares of common stock reserved for future awards under our 2004 Stock Option and Incentive Plan;

•	370,379 shares of common stock reserved for issuance upon conversion of our $21.25 Preferred Stock at a conversion price of $377.50 per share (or $37.75 per Depositary Share);

•	86,688 shares of common stock reserved for issuance upon exercise of outstanding warrants at an exercise price per share of $8.30, subject to anti-dilution adjustment in the event of certain transactions and other corporate events; and

•	up to 559,273 shares of common stock that may be issued in connection with the settlement of the $21.25 Preferred Stock class action lawsuit if such settlement is approved by the court.

Summary Consolidated Financial Data

The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data for the years ended December 31, 2004, 2003 and 2002, and as of December 31, 2004 and 2003, are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for the years ended December 31, 2001 and 2000 and as of December 31, 2002, 2001 and 2000 are derived from our audited financial statements not included in this prospectus. Backlog and new business awarded are not measures defined in accounting principles generally accepted in the United States of America and have not been derived from our consolidated financial statements. The historical results are not necessarily indicative of our future results of operations or financial performance.

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(in thousands, except per share data)
Operating Summary:
Revenues	$1,842,315	$1,374,103	$1,085,041	$1,553,396	$1,105,660
Cost Of Operations	1,748,933	1,303,851	1,026,391	1,495,834	1,053,328

Gross Profit	93,382	70,252	58,650	57,562	52,332
G&A Expense	43,049	39,762	32,770	28,061	24,977

Income From Construction Operations	50,333	30,490	25,880	29,501	27,355
Other (Income) Expense, Net	4,703	(1,435)	520	227	(949)
Interest Expense	704	1,003	1,485	2,006	3,966

Income Before Income Taxes	44,926	30,922	23,875	27,268	24,338
(Provision) Credit For Income Taxes	(8,919)	13,096	(801)	(850)	43

Net Income	$36,007	$44,018	$23,074	$26,418	$24,381

Income Available For Common Stockholders (1)	$34,819	$49,619	$20,949	$24,293	$7,299

Per Share Of Common Stock:
Basic Earnings	$1.47	$2.18	$0.92	$1.07	$0.39

Diluted Earnings	$1.39	$2.10	$0.91	$1.04	$0.39

Weighted Average Common Shares Outstanding:
Basic	23,724	22,763	22,664	22,623	18,521
Diluted	25,061	23,583	22,939	23,442	18,527

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(in thousands)

Financial Position Summary:
Total Assets	$654,265	$565,443	$402,389	$501,241	$487,478
Working Capital	178,029	125,397	115,908	93,369	80,477
Long-term Debt, Less Current Maturities	8,608	8,522	12,123	7,540	17,218
Stockholders’ Equity	174,034	120,560	86,649	79,408	60,622

Other Data:
Depreciation and Amortization	$5,128	$3,389	$3,202	$2,602	2,191
Capital Expenditures	4,486	5,399	4,510	4,528	1,793
Backlog at Year End (2)	1,151,475	1,666,464	990,175	1,213,535	1,788,731
New Business Awarded (3)	1,327,326	2,050,392	861,681	978,200	1,236,314

(1)	Income available for common stockholders includes adjustments to net income for (a) accrued and unpaid dividends on our $21.25 Preferred Stock, or $2.125 Depositary Shares, (b) the reversal of previously accrued and unpaid dividends in the amount of approximately $7.3 million applicable to 440,627 of the $2.125 Depositary Shares purchased and retired by us on June 9, 2003, (c) dividends declared and paid on our Series B Preferred Stock until its exchange for shares of common stock on March 29, 2000 and (d) the $13.7 million assigned to the induced conversion of the Series B Preferred Stock into common stock on March 29, 2000.
(2)	A construction project is included in our backlog at such time as a contract is awarded or a firm letter of commitment is obtained and funding is in place. Backlog is not a measure defined in accounting principles generally accepted in the United States of America, or GAAP, and our backlog may not be comparable to the backlog of other companies. Management uses backlog to assist in forecasting future results.
(3)	New business awarded consists of the original contract price of projects added to our backlog in accordance with Note (2) above plus or minus subsequent changes to the estimated total contract price of existing contracts. Management uses new business awarded to assist in forecasting future results.

RISK FACTORS

You should carefully consider the following risks and all other information contained in this prospectus before purchasing our common stock. If any of the following risks occur, our business, prospects, reputation, results of operations or financial condition could be harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks described below and elsewhere in this prospectus.

Risks Relating to Our Business

We are subject to significant legal proceedings, which, if determined adversely to us, could harm our reputation, preclude us from bidding on future projects and/or have a material adverse effect on us.

We are involved in various lawsuits. While some of these proceedings involve claims against us for significant amounts, we do not believe that these or any other pending litigation will ultimately result in a final judgment against us that would materially adversely affect us. Litigation is, however, inherently uncertain and it is not possible to predict what the final outcome will be of any legal proceeding. A final judgment against us would require us to record the related liability and fund the payment of the judgment and, if such adverse judgment is significant, it could have a material adverse effect on us.

In addition, legal proceedings resulting in judgments or findings against us may harm our reputation and prospects for future contract awards. For example, we are defendants in a civil action brought by the San Francisco City Attorney on behalf of the City and County of San Francisco and the citizens of California, in which it is alleged, among other things, that we violated various bidding practices and minority contracting regulations and committed acts of fraud. If a final judgment is determined adversely to us, it may harm our reputation among other municipalities, which could preclude us from being qualified to bid on future municipal projects.

Our contracts require us to perform extra or change order work, which can result in disputes and adversely affect our working capital, profits and cash flows.

Our contracts generally require us to perform extra or change order work as directed by the customer even if the customer has not agreed in advance on the scope or price of the work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the customer agrees that the work performed qualifies as extra work, the price the customer is willing to pay for the extra work. Even when the customer agrees to pay for the extra work, we may be required to fund the cost of such work for a lengthy period of time until the change order is approved and funded by the customer.

Also, these unapproved change orders, contract disputes or claims result in costs being incurred by us that cannot be billed currently and therefore, are reflected as “unbilled work” in our balance sheet. See Note 1(d) of Notes to Consolidated Financial Statements. To the extent actual recoveries with respect to unapproved change orders, contract disputes or claims are lower than our estimates, the amount of any shortfall will reduce our revenues and the amount of unbilled work recorded on our balance sheet, and could have a material adverse effect on our working capital, results of operations and cash flows. In addition, any delay caused by the extra work may adversely impact the timely scheduling of other project work and our ability to meet specified contract milestone dates. For example, we are currently, along with our joint venture partners, pursuing a series of claims for additional contract time and compensation against the Massachusetts Highway Department for work performed by the joint venture on a portion of the Central Artery/Tunnel project in Boston, Massachusetts. During construction, the Massachusetts Highway Department ordered the joint venture to perform changes to the work and issued related direct cost changes with an estimated value, excluding time delay and inefficiency costs, in excess of $100 million. In addition, we encountered a number of unforeseen conditions during construction that greatly increased our cost of performance.

Economic, political and other risks associated with our international operations involve risks not faced by our domestic competitors, which could adversely affect our revenue and earnings.

Approximately 18% of our revenue for the year ended December 31, 2004 was derived from our work on projects located outside of the United States. We expect non-U.S. projects to continue to contribute to our revenue and earnings for the foreseeable future. Our international operations expose us to risks inherent in doing business outside the United States, including:

•	political risks, including risks of loss due to civil disturbances, acts of terrorism, acts of war, guerilla activities and insurrection;

•	unstable economic, financial and market conditions;

•	potential incompatibility with foreign joint venture partners;

•	foreign currency controls and fluctuations;

•	trade restrictions;

•	increases in taxes; and

•	changes in labor conditions, labor strikes and difficulties in staffing and managing international operations.

Any of these factors could harm our international operations and, consequently, our business and consolidated operating results. Specifically, failure to successfully manage international growth could result in higher operating costs than anticipated or could delay or preclude altogether our ability to generate revenues in key international markets.

A decrease in U.S. government funding or change in government plans, particularly with respect to rebuilding Iraq and Afghanistan, as well as the risks associated with undertaking projects in these countries, could adversely affect the continuation of existing projects or the number of projects available to us in the future.

We recently performed design-build security upgrades at United States embassies and consulates throughout the world, and we are currently engaged in significant building and infrastructure reconstruction activities in Iraq and Afghanistan. The United States federal government has approved various spending bills for the reconstruction and defense of Iraq and has allocated significant funds to the defense of United States interests around the world from the threat of terrorism. A decrease in government funding of these projects or a decision by the federal government to reduce or eliminate the use of outside contractors to perform this work would decrease the number of projects available to us and limit our ability to obtain new contracts in this area. For example, in January 2005, we received a partial stop work order relating to several partially funded task orders for work in Iraq under a contract with the U.S. Department of State while the applicable agency evaluates the feasibility of shifting a portion of the construction funds to Iraqi government agencies in order to accelerate that country’s economic recovery.

In addition, our projects in Iraq, Afghanistan and other areas of political and economic instability carry with them specific security and operational risks. Intentional or unintentional acts in those countries could result in damage to our construction sites or harm to our employees and could result in our decision to withdraw our operations from the area. Also, as a result of these acts, the federal government could decide to cancel or suspend our operations in these areas.

Increased regulation of the hospitality and gaming industry could reduce the number of future hospitality and gaming projects available, which, in turn, could adversely impact our future earnings.

The hospitality and gaming industry is regulated extensively by federal and state regulatory bodies, including state gaming commissions, the National Indian Gaming Commission and state and federal taxing and law enforcement agencies. From time to time, legislation is proposed in the legislatures of some of these jurisdictions that, if enacted, could adversely affect the tax, regulatory, operational or other aspects of the hospitality and gaming industry. Legislation of this type may be enacted in the future. The federal government has also previously considered a federal tax on casino revenues and may consider such a tax in the future. In addition, companies that operate in the hospitality and gaming industry are currently subject to significant state and local taxes and fees in addition to normal federal and state corporate income taxes, and such taxes and fees are subject to increase at any time. For example, a new tax law enacted in Nevada in July, 2003 increased the taxes applicable to Nevada gaming operations. Similar legislation or new hospitality and gaming regulations could deter future hospitality and gaming construction projects in jurisdictions in which we derive significant revenue. As a result, the enactment of such legislation or regulations could adversely impact our future earnings.

A decrease in government funding of infrastructure projects could reduce revenues within our civil construction business segment.

Our civil construction markets are dependent on the amount of infrastructure work funded by various governmental agencies which, in turn, depends on the condition of the existing infrastructure, the need for new or expanded infrastructure and federal, state or local government spending levels. A decrease in government funding of infrastructure projects could decrease the number of civil construction projects available and limit our ability to obtain new contracts, which could reduce revenues within our civil construction segment.

If we are unable to accurately estimate the overall risks, revenues or costs on a contract, we may achieve a lower than anticipated profit or incur a loss on the contract.

We generally enter into four principal types of contracts with our clients: fixed price contracts, cost plus award fee contracts, guaranteed maximum price contracts, and, to a lesser extent, construction management or design-build contracts. A significant portion of our revenues and backlog are derived from fixed price contracts. For example, approximately 20% of our revenues for the year ended December 31, 2004 were derived from fixed price contracts. Fixed price contracts require us to perform the contract for a fixed price irrespective of our actual costs. As a result, we realize a profit on these contracts only if we successfully control our costs and avoid cost overruns. Cost plus award fee contracts provide for reimbursement of the costs required to complete a project, but generally have a lower base fee and an incentive fee based on cost and/or schedule performance. If our costs exceed the revenues available under such a contract or are not allowable under the provisions of the contract, we may not receive reimbursement for these costs. Guaranteed maximum price contracts provide for a cost plus fee arrangement up to a maximum agreed-upon price. These contracts also place the risk on us for cost overruns that exceed the guaranteed maximum price. Construction management and design-build contracts are those under which we agree to manage a project for the client for an agreed upon fee, which may be fixed or may vary based upon negotiated factors. Profitability on these types of contracts is driven by changes in the scope of work or design issues, which could cause cost overruns beyond our control and limit profits on these contracts.

Cost overruns, whether due to inefficiency, faulty estimates or other factors, result in lower profit or a loss on a project. A significant number of our contracts are based in part on cost estimates that are subject to a number of assumptions. If our estimates of the overall risks, revenues or costs prove inaccurate or circumstances change, then we may incur a lower profit or a loss on the contract.

The percentage-of-completion method of accounting for contract revenue may result in material adjustments, which could result in a charge against our earnings.

We recognize contract revenue using the percentage-of-completion method. Under this method, estimated contract revenue is recognized by applying the percentage of completion of the project for the period to the total estimated revenue for the contract. Estimated contract losses are recognized in full when determined. Total contract revenue and cost estimates are reviewed and revised at a minimum on a quarterly basis as the work progresses and as change orders are approved. Adjustments based upon the percentage of completion are reflected in contract revenue in the period when these estimates are revised. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract profit, we recognize a credit or a charge against current earnings, which could be material.

We are subject to a number of risks as a government contractor, which could either harm our reputation, result in fines or penalties against us and/or adversely impact our financial condition.

We are a major provider of services to government agencies and therefore are exposed to risks associated with government contracting. For example, we must comply with and are affected by laws and regulations relating to the formation, administration and performance of government contracts, such as the Federal Acquisition Regulations, the Cost Accounting Standards and Department of Defense security regulations. A violation of these laws or regulations could require us to pay fines and penalties, result in the termination of existing contracts or result in our being suspended from future government contracts. If a government agency determines that we or one of our subcontractors engaged in improper conduct, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the government, any of which could impact our future earnings or harm our reputation.

Government agencies generally can terminate or modify their contract with us at their convenience and some government contracts must be renewed annually. If a government agency terminates or fails to renew a contract, our backlog may be reduced. If a government agency terminates a contract due to our unsatisfactory performance, it could result in liability to us and harm our ability to compete for future contracts.

We have been, are and will be in the future, the subject of audits and cost reviews by contracting agencies, such as the United States Defense Contract Audit Agency, or the DCAA. These agencies review a contractor’s performance and may disallow costs if the agency determines that we accounted for such costs in a manner inconsistent with Cost Accounting Standards or other regulatory and contractual requirements. Therefore, a negative audit could result in a substantial adverse adjustment to our revenues and costs, harm our reputation and result in civil and criminal penalties.

Our participation in construction joint ventures exposes us to liability and/or reputational harm for failures of our partners.

We sometimes enter into joint venture arrangements with outside partners on a joint and several basis so that we can jointly bid on and execute a particular project and reduce our financial or operational risk with respect to such projects. Success on these joint projects depends in large part on whether our joint venture partners satisfy their contractual obligations. If a joint venture partner fails to perform or is financially unable to bear its portion of required capital contributions, we could be required to make additional investments and provide additional services in order to make up for our partner’s shortfall. Further, if we are unable to adequately address our partner’s performance issues, the client may terminate the project, which could result in legal liability to us, harm our reputation and reduce profit on a project.

Our pension plan is underfunded and we may be required to make significant future contributions to the plan.

Our defined benefit pension plan is a non-contributory pension plan covering substantially all of our employees. As of December 31, 2004, our pension plan was underfunded by approximately $32.0 million. We are required to make cash contributions to our pension plan to the extent necessary to comply with minimum funding requirements imposed by employee benefit and tax laws. The amount of any such required contributions is determined based on an annual actuarial valuation of the plan as performed by the plan’s actuaries. During 2004, we voluntarily contributed $4.0 million in cash to our defined benefit pension plan. The amount of future contributions will depend upon asset returns, then-current discount rates and a number of other factors, and, as a result, the amount we may elect or be required to contribute to our pension plan in the future may increase significantly. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Defined Benefit Retirement Plan.”

The construction services industry is highly schedule driven, and our failure to meet schedule requirements of our contracts could adversely affect our reputation and/or expose us to financial liability.

Many of our contracts are subject to specific completion schedule requirements with liquidated damages charged to us in the event the construction schedules are not achieved. Failure to meet any such schedule requirements could cause us to suffer damage to our reputation within our industry and client base, as well as pay significant liquidated damages.

Procurement of new project awards is very competitive and our failure to compete effectively could reduce our market share and profits.

New project awards are often determined through either a competitive bid basis or a negotiated basis. Bids or negotiated contracts with public or private owners are generally awarded based upon price, but many times other factors, such as shorter project schedules or prior experience with the owner, result in the award of the contract. Within our industry, we compete with many national, regional and local construction firms. Some of these competitors have achieved greater market penetration than we have in the markets in which we compete, and some have greater financial and other resources than we do. As a result, we may need to accept lower contract margins or more fixed price or unit price contracts in order for us to compete against competitors that have the ability to accept awards at lower prices or have a pre-existing relationship with the owner. If we are unable to compete successfully in such markets, our relative market share and profits could be reduced.

Economic downturns could reduce the level of consumer spending within the hospitality and gaming industry which could adversely affect demand for our services.

Consumer spending in the hospitality and gaming industry is discretionary and may decline during economic downturns, when consumers have less disposable income. Even an uncertain economic outlook may adversely affect consumer spending in hospitality and gaming operations, as consumers may spend less in anticipation of a potential economic downturn. Decreased spending in the hospitality and gaming market could deter new projects within the industry and the expansion or renovation of existing hospitality and gaming facilities, which could impact our revenues and earnings.

An inability to obtain bonding could limit the number of projects we are able to pursue.

As is customary in the construction business, we often are required to provide surety bonds to secure our performance under construction contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and certain external factors, including the overall capacity of the surety market. Surety companies consider such factors in relationship to the amount of our backlog and their underwriting standards, which may change from time to time. Since 2001, the surety industry has undergone significant changes with several companies withdrawing completely from the industry or significantly reducing their bonding commitment. In addition, certain re-insurers of surety risk have limited their participation in this market. Therefore, we could be unable to obtain surety bonds, when required, which could adversely affect our future results of operations and revenues.

Conflicts of interest may arise with respect to our Chairman and Chief Executive Officer.

Ronald N. Tutor, our chief executive officer and chairman of our Board of Directors, is the sole shareholder and chief executive officer of Tutor-Saliba Corporation, or Tutor-Saliba, a California corporation that beneficially owns approximately 21.7% of our common stock. Mr. Tutor also devotes a substantial amount of time to the business activities of Tutor-Saliba. Tutor-Saliba is engaged in the construction industry, and we have participated in joint ventures with Tutor-Saliba and expect to continue to do so. Although our joint ventures with Tutor-Saliba are discussed with our Audit Committee, transactions we enter into with Tutor-Saliba could be influenced by Mr. Tutor. As in any joint venture, we could have disagreements with Tutor-Saliba over the operation of the joint ventures or the joint ventures could be involved in disputes with third parties, where we may or may not have an identity of interest with Tutor-Saliba. When such situations arise, we may feel constrained in aggressively pursuing all options available to us because of Mr. Tutor’s importance to us as our Chief Executive Officer and Chairman and a significant shareholder. If we face such a situation and elect to pursue options against Tutor-Saliba, it is possible that Mr. Tutor or we could terminate his management relationship with us, which could harm our reputation and impact our ability to procure future projects.

We could incur significant costs as a result of liability under environmental laws.

Our operations are subject to environmental laws and regulations governing, among other things, the discharge of pollutants to air and water, the handling, storage and disposal of solid or hazardous materials or wastes and the remediation of contamination, sometimes associated with leaks or releases of hazardous substances. For example, we own, lease, or have used in our construction, real estate and environmental remediation operations property upon which solid or hazardous wastes may have been disposed of or released. Any release of such materials or wastes by us or by third parties who operated on these properties may result in liability for investigation or remediation costs. In addition, violations of these environmental laws and regulations could subject us and our management to fines, civil and criminal penalties, clean-up costs and third party property damage or personal injury claims.

Various federal, state and local environmental laws and regulations may impose liability for the entire cost of investigation and clean-up of hazardous or toxic substances. These laws may impose liability without regard to ownership at the time of the contamination or whether or not we caused the presence of contaminants.

If we are unable to attract and retain key personnel, our reputation may be harmed and our future earnings may be negatively impacted.

Our business substantially depends on the continued service of key members of our management, particularly Ronald N. Tutor, Robert Band, Craig W. Shaw, Zohrab B. Marashlian and Michael E. Ciskey, who, collectively, have an average of 30 years in the construction industry and 24 years with us. The loss of the services of any of our key senior management could have a material adverse effect on us. Our future success will also depend on our ability to attract and retain highly skilled personnel, such as engineering, project management and senior management professionals. Competition for these employees is intense, and we could experience difficulty from time to time in hiring and retaining the personnel necessary to support our business. If we do not succeed in retaining our current employees and attracting new high quality employees, our reputation may be harmed and our future earnings may be negatively impacted.

Work stoppages and other labor problems could adversely affect portions of our business, financial position, results of operations and cash flows.

We are a signatory to numerous local and regional collective bargaining agreements, both directly and through trade associations. Future agreements reached in collective bargaining could increase our operating expenses and reduce our profits as a result of increased wages and benefits. If the industry were unable to negotiate with any of the unions, it could result in strikes, work stoppages or increased operating costs as a result of higher than anticipated wages or benefits. If the unionized workers engage in a strike or other work stoppage, or other employees become unionized, we could experience a disruption of our operations and higher ongoing labor costs, which could adversely affect portions of our business, financial position, results of operations and cash flows.

We are subject to restrictive covenants under our credit facility that could limit our flexibility in managing the business.

Our credit facility imposes operating and financial restrictions on us. These restrictions include, among other things, limitations on our ability to:

•	create liens or other encumbrances;

•	enter into certain types of transactions with our affiliates;

•	make certain capital expenditures;

•	make investments, loans or other guarantees;

•	sell or otherwise dispose of a portion of our assets; or

•	merge or consolidate with another entity.

In addition, our credit facility prohibits us from incurring debt, other than debt incurred for financing our corporate headquarters, insurance premiums and construction equipment, from other sources without the consent of our lenders. The amount available to us under our credit facility at December 31, 2004 was $47.2 million.

Our credit facility contains financial covenants that require us to maintain minimum tangible net worth, fixed charge coverage and operating profit levels as well as a minimum working capital ratio. Our ability to borrow funds for any purpose will depend on our satisfying these tests.

If we are unable to meet the terms of the financial covenants or fail to comply with any of the other restrictions contained in our credit facility, an event of default could occur. An event of default, if not waived by our lenders, could result in the acceleration of any outstanding indebtedness, causing such debt to become immediately due and payable. If such an acceleration occurs, we may not be able to repay such indebtedness on a timely basis. As our credit facility is secured by substantially all of our assets, acceleration of this debt could result in foreclosure of those assets. In the event of a foreclosure, we would be unable to conduct our business and may be forced to discontinue ongoing operations.

We may have difficulty raising needed capital in the future, which could limit our available working capital and our ability to make acquisitions or future investments.

We may require additional financing in order to make future investments, make acquisitions or provide needed additional working capital. Our ability to arrange such financing in the future will depend in part upon prevailing capital market conditions, as well as conditions in our business and our operating results; such factors may impact our efforts to arrange additional financing on terms satisfactory to us. We have pledged substantially all of our assets as collateral in connection with our credit facility. As a result, we may have difficulty obtaining additional financing in the future if such financing requires us to pledge our assets as collateral. If additional financing is obtained by the issuance of additional shares of common stock, control of Perini may change and stockholders may suffer dilution. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisition or other opportunities, or otherwise respond to competitive challenges.

Timing of the award and performance of a new contract would have an adverse effect on our operating results.

At any point in time, a substantial portion of our revenues is directly or indirectly derived from a limited number of large construction projects. It is generally very difficult to predict whether and when we will receive such awards as these contracts frequently involve a lengthy and complex bidding and selection process which is affected by a number of factors, such as market conditions, financing arrangements and governmental approvals. Because a significant portion of our revenues is generated from large projects, our results of operations and cash flows can fluctuate from quarter to quarter depending on the timing of our new contract awards.

In addition, timing of the revenues, earnings and cash flows from our projects can be delayed by a number of factors, including weather conditions, delays in receiving material and equipment from vendors and changes in the scope of work to be performed. Such delays, if they occur, could have an adverse effect on our operating results for a particular period.

We may not be able to fully realize the revenue value reported in our backlog.

As of December 31, 2004, our backlog was approximately $1.15 billion. We include a construction project in our backlog at such time as a contract is awarded or a firm letter of commitment is obtained and funding is in place. The revenue projected in our backlog may not be realized or, if realized, may not result in profits. For example, if a project reflected in our backlog is terminated, suspended or reduced in scope, it would result in a reduction to our backlog which would reduce, potentially to a material extent, the revenue and profit we actually receive from contracts in backlog. If a client cancels a project, we may be reimbursed for certain costs but typically have no contractual right to the total revenues reflected in our backlog. Significant cancellations or delays of projects in our backlog could have a material adverse effect on our cash flows and profits.

We have not paid dividends on our $21.25 Preferred Stock in several years and are currently in litigation with certain of our preferred stockholders.

The outstanding shares of $21.25 Preferred Stock are represented by Depositary Shares, each of which represents a one-tenth fractional interest in the respective share of $21.25 Preferred Stock (including dividend, voting, redemption and liquidation rights and preferences). Under the terms of our $21.25 Preferred Stock, the holders of our $21.25 Preferred Stock are entitled to receive an annual cash dividend of $21.25 per share (or $2.125 per Depositary Share) when and as declared by our Board of Directors out of funds legally available for such purposes. We have not paid dividends on our $21.25 Preferred Stock (and therefore the Depositary Shares) since 1995, though they have been fully accrued due to the “cumulative” feature of the $21.25 Preferred Stock. The holders of our $21.25 Preferred Stock have the right to elect two directors to our board in the event that dividends are in arrears for at least six quarters, and the holders of our Depositary Shares have done so at each of our last seven annual meetings of stockholders.

We are currently involved in a class action lawsuit brought by holders of our Depositary Shares. In November 2004, the parties reached an agreement to settle the class action lawsuit. Under the terms of the settlement, we would purchase all of the Depositary Shares submitted in the settlement for consideration of $19.00 per share in cash and one share of our common stock. As of December 31, 2004, there were 559,273 Depositary Shares outstanding. In the event that fewer than 200,000 Depositary Shares are submitted in the settlement, we may terminate the settlement agreement and the parties will revert to their previous positions in the litigation. Although the named plaintiffs have agreed to support the proposed settlement, it remains subject to approval by the Court.

In the event that less than all of the outstanding Depositary Shares are submitted in the settlement, dividends will continue to accrue on such Depositary Shares and the holders of such Depositary Shares will continue to have the right to elect two directors to our board. If less than 200,000 Depositary Shares are submitted and we terminate the settlement or if the Court rejects the proposed terms of the settlement, the class action lawsuit would proceed and, if such litigation results in a significant adverse judgment against us, it could have a material adverse effect on our cash flows and profits.

Our acquisition strategy involves a number of risks, the realization of which could adversely impact our future revenues and the revenues of the businesses that we acquire.

As a part of our growth strategy, we plan to pursue selective strategic acquisitions of businesses. This strategy involves risks, including diversion of management’s attention, potential loss of key employees of acquired businesses and difficulties in integrating operations and systems. We cannot be certain that we will be able to locate suitable acquisitions or consummate any such transactions on terms and conditions acceptable to us or that such transactions will be successful. An inability to successfully integrate acquired businesses into our operations could result in significant losses for us.

Risks Relating to Our Common Stock

The resale of the shares of common stock by the selling stockholders will result in a substantial amount of previously unregistered shares of our common stock being registered, which may depress the market price of our common stock.

As of December 31, 2004, the number of shares of our outstanding common stock freely tradeable on the New York Stock Exchange and not owned by our officers, directors, or affiliates was approximately 13.6 million.

Registration of the resale of the shares of common stock covered by this prospectus will permit their sale into the public market immediately. We cannot predict when the selling stockholders may sell their shares or in what volumes or if at all. However, the market price of our common stock could decline significantly if the selling stockholders sell a large number of shares into the public market or if the market believes that these sales may occur.

We may also issue our common stock from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock that we may issue could in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

Limited trading volume of our common stock may contribute to its price volatility.

The average daily trading volume during 2004 for our common stock as reported by the New York Stock Exchange was approximately 149,000 shares. Even if we achieve a wider dissemination by means of the shares offered hereto, we are uncertain as to whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock.

Our stock price has been and may continue to be volatile and may result in substantial losses for investors.

The market price of our common stock has been, and is likely to continue to be, volatile. Since January 1, 2004, the market price for our common stock has been as high as $19.99 per share and as low as $8.80 per share. Additionally, the stock market in general has been highly volatile since 2000. This volatility in stock price often has been unrelated to our operating performance.

In addition, the trading price of our common stock could be subject to wide fluctuations in response to:

•	our prospects as perceived by others;

•	variations in our operating results and our achievement of key business targets;

•	changes in securities analysts’ recommendations or earnings estimates;

•	differences between our reported results and those expected by investors and securities analysts;

•	announcements of new contracts or service offerings by us or our competitors;

•	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; and

•	general economic or stock market conditions unrelated to our operating performance.

Fluctuations in our stock price as a result of any of the foregoing factors may result in substantial losses for investors.

Fluctuations in our quarterly revenues and operating results may lead to reduced prices for our stock.

Because our operating results are primarily generated from a limited number of significant active construction projects, operating results in any given fiscal quarter can vary depending on the timing of progress achieved and changes in the estimated profitability of the projects being reported. Progress on projects in certain areas may also be delayed by weather conditions. Such delays, if they occur, may result in inconsistent quarterly operating results due to more or less progress than anticipated being achieved on certain projects, which may in turn lead to reduced prices for our stock.

Ownership of our common stock is concentrated among a few stockholders who could act in a way that favors their interests to the detriment of our interests and those of other stockholders.

As of December 31, 2004, the percentage of shares of our common stock owned by our executive officers, directors and 5% stockholders is approximately 46%. These stockholders have the ability to significantly influence the outcome of the election of most of our directors, and the approval of any action requiring majority approval of our common stockholders, including certain amendments to our charter. In addition, without the consent of these stockholders, we may not be able to enter into transactions that could be beneficial to us or our other stockholders.

Provisions of Massachusetts law and of our charter and bylaws may make a takeover of us more difficult, which could impede the ability of our stockholders to benefit from a change in control or to change our management and Board of Directors.

Provisions in our restated articles of organization and bylaws and in the Massachusetts corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt which is opposed by our management and Board of Directors. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Our bylaws provide for a staggered Board of Directors which makes it difficult for stockholders to change the composition of the Board of Directors in any one year. Our Board of Directors has the authority to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control or takeover of Perini. Also, we have adopted a rights plan that limits the ability of any person to acquire more than 10% of our common stock, except in limited circumstances. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or to change our management and Board of Directors. See “Description of Capital Stock.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus, including under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other sections of this prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required under applicable securities laws.

USE OF PROCEEDS

The proceeds from the sale of shares of common stock offered pursuant to this prospectus are solely for the accounts of the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.

DIVIDEND POLICY

We have not paid any cash dividends on our common stock since 1990. For the foreseeable future, we intend to retain any earnings in our business and we do not anticipate paying any cash dividends. In addition, under the terms of our preferred stock, we cannot pay dividends on our common stock until all accrued dividends on our preferred stock have been paid. Whether or not to declare any dividends will be at the discretion of our Board of Directors, considering then existing conditions, including our financial condition and results of operations, capital requirements, bonding prospects, contractual restrictions, business prospects and other factors that our Board of Directors considers relevant.

MARKET PRICE OF OUR COMMON STOCK

Our common stock trades on the New York Stock Exchange under the symbol “PCR.” The quarterly market high and low sales prices for our common stock for 2005 (through March 11, 2005), 2004 and 2003 are summarized below:

	High	Low
Year Ending December 31, 2003
First Quarter	$4.70	$3.62
Second Quarter	9.05	3.80
Third Quarter	8.99	6.26
Fourth Quarter	10.10	6.95
Year Ending December 31, 2004
First Quarter	19.99	8.80
Second Quarter	17.30	9.18
Third Quarter	15.99	10.10
Fourth Quarter	17.04	13.28
Year ending December 31, 2005
First Quarter (through March 11, 2005)	17.92	14.40

On March 11, 2005, the closing sale price of our common stock as reported on the New York Stock Exchange was $14.64 per share. At February 28, 2005, there were 967 holders of record of our common stock, based on the stockholders list maintained by our transfer agent.

CAPITALIZATION

The table below sets forth our consolidated short-term debt and capitalization as of December 31, 2004 (in thousands, except share data). We have not provided an adjusted capitalization table because we will not receive any proceeds from the sale of shares by the selling stockholders. You should read the following information in conjunction with our consolidated financial statements and related notes and the information provided under the captions “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are included elsewhere in this prospectus.

Short-term debt:
Notes payable to banks	$—
Current maturities of long-term debt	759

Total short-term debt	$759

Long-term debt:
Mortgages on real estate	$8,165
Revolving credit loans (1)	—
Other indebtedness	443

Total long-term debt	8,608

Stockholders’ equity:
Preferred stock, $1.00 par value
Authorized—1,000,000 shares
Designated, issued and outstanding—55,927 shares, aggregate liquidation preference of $13,982	56
Series A junior participating preferred stock, $1.00 par value
Designated—200,000 shares
Issued—none	—
Stock purchase warrants	965
Common stock, $1.00 par value
Authorized—40,000,000 shares (2)
Issued—25,232,800 shares (2)	25,233
Additional paid-in capital (2)	110,058
Retained earnings	64,826
Accumulated other comprehensive loss	(27,104)

Total stockholders’ equity	174,034

Total capitalization	$182,642

(1)	The revolving credit facility provides for revolving loans up to a maximum of $50 million to June 20, 2007. The weighted average interest rate at December 31, 2004 was 4.0%.
(2)	As of December 31, 2004, we had 25,232,800 shares outstanding. As of December 31, 2004, options to purchase 734,500 shares of our common stock were outstanding; 195,634 shares were available for future awards under our Special Equity Incentive Plan and 1,000,000 shares were available for awards under our 2004 Stock Option and Incentive Plan. As of December 31, 2004, we had 370,379 shares of common stock reserved for issuance upon conversion of our $21.25 Preferred Stock at a conversion price of $377.50 per share (or $37.75 per Depositary Share) and 181,440 shares of common stock reserved for issuance upon exercise of stock purchase warrants at an exercise price of $8.30 per share.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected historical consolidated financial data shown below for the five-year period ended December 31, 2004, has been derived from our consolidated financial statements audited by Deloitte & Touche LLP, our current independent registered public accounting firm.

Backlog and new business awarded are not measures defined in accounting principles generally accepted in the United States of America and have not been derived from our consolidated financial statements. The selected historical consolidated financial data should be read in conjunction with our consolidated financial statements and related notes, “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(in thousands, except per share data)
Operating Summary:
Revenues	$1,842,315	$1,374,103	$1,085,041	$1,553,396	$1,105,660
Cost Of Operations	1,748,933	1,303,851	1,026,391	1,495,834	1,053,328

Gross Profit	93,382	70,252	58,650	57,562	52,332
G&A Expense	43,049	39,762	32,770	28,061	24,977

Income From Construction Operations	50,333	30,490	25,880	29,501	27,355
Other (Income) Expense, Net	4,703	(1,435)	520	227	(949)
Interest Expense	704	1,003	1,485	2,006	3,966

Income Before Income Taxes	44,926	30,922	23,875	27,268	24,338
(Provision) Credit For Income Taxes	(8,919)	13,096	(801)	(850)	43

Net Income	$36,007	$44,018	$23,074	$26,418	$24,381

Income Available For Common Stockholders (1)	$34,819	$49,619	$20,949	$24,293	$7,299

Per Share Of Common Stock:
Basic Earnings	$1.47	$2.18	$0.92	$1.07	$0.39

Diluted Earnings	$1.39	$2.10	$0.91	$1.04	$0.39

Weighted Average Common Shares Outstanding:
Basic	23,724	22,763	22,664	22,623	18,521
Diluted	25,061	23,583	22,939	23,442	18,527

Financial Position Summary:
Total Assets	$654,265	$565,443	$402,389	$501,241	$487,478
Working Capital	178,029	125,397	115,908	93,369	80,477
Long-term Debt, Less Current Maturities	8,608	8,522	12,123	7,540	17,218
Stockholders’ Equity	174,034	120,560	86,649	79,408	60,622

Other Data:
Depreciation and Amortization	$5,128	$3,389	$3,202	$2,602	2,191
Capital Expenditures	4,486	5,399	4,510	4,528	1,793
Backlog at Year End (2)	1,151,475	1,666,464	990,175	1,213,535	1,788,731
New Business Awarded (3)	1,327,326	2,050,392	861,681	978,200	1,236,314

(1)	Income available for common stockholders includes adjustments to net income for (a) accrued and unpaid dividends on our $21.25 Preferred Stock, or $2.125 Depositary Shares, (b) the reversal of previously accrued and unpaid dividends in the amount of approximately $7.3 million applicable to 440,627 of the $2.125 Depositary Shares purchased and retired by us on June 9, 2003, (c) dividends declared and paid on our Series B Preferred Stock until its exchange for shares of common stock on March 29, 2000 and (d) the $13.7 million assigned to the induced conversion of the Series B Preferred Stock into common stock on March 29, 2000.
(2)	A construction project is included in our backlog at such time as a contract is awarded or a firm letter of commitment is obtained and funding is in place. Backlog is not a measure defined in accounting principles generally accepted in the United States of America, or GAAP, and our backlog may not be comparable to the backlog of other companies. Management uses backlog to assist in forecasting future results.
(3)	New business awarded consists of the original contract price of projects added to our backlog in accordance with Note (2) above plus or minus subsequent changes to the estimated total contract price of existing contracts. Management uses new business awarded to assist in forecasting future results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Overview

We were incorporated in 1918 as a successor to businesses which had been engaged in providing construction services since 1894. We provide diversified general contracting, construction management and design-build services to private clients and public agencies throughout the world. Our construction business is now conducted through three basic segments or operations: building, civil and management services. The general contracting and management services that we provide consist of general contracting, preconstruction planning and comprehensive project management services, including planning and scheduling the manpower, equipment, materials and subcontractors required for the timely completion of a project in accordance with the terms and specifications contained in a construction contract. We also offer self-performed construction services including site work, concrete forming and placement and steel erection. We provide these services by using traditional general contracting arrangements, such as fixed price, guaranteed maximum price and cost plus fee contracts and, to a lesser extent, construction management or design-build contracting arrangements. In the normal conduct of our business, we enter into partnership arrangements, referred to as “joint ventures,” for certain construction projects. Each of the joint venture participants is usually committed to supply a predetermined percentage of capital, as required, and to share in a predetermined percentage of the income or loss of the project.

The contracting and management services that we provide consist of general contracting, preconstruction planning and comprehensive management services, including planning and scheduling the manpower, equipment, materials and subcontractors required for the timely completion of a project in accordance with the terms and specifications contained in a construction contract. We also offer self-performed construction services including site work, concrete forming and placement and steel erection. We provide these services by using traditional general contracting arrangements, such as fixed price, guaranteed maximum price and cost plus fee contracts and, to a lesser extent, construction management or design-build contracting arrangements. In the normal conduct of our business, we enter into partnership arrangements, referred to as “joint ventures,” for certain construction projects. Each of the joint venture participants is usually committed to supply a predetermined percentage of capital, as required, and to share in a predetermined percentage of the income or loss of the project.

For the year ended December 31, 2004, we had record revenues of $1.842 billion and a record pretax profit of $44.9 million. The 2004 operating results reflect increased profit contributions from all of our business units, most notably our building segment, due to an increased volume of work in the hospitality and gaming market, and our management services segment which experienced an increased volume of work in Iraq and Afghanistan. While the backlog of uncompleted construction work at December 31, 2004 was down to $1.15 billion compared to $1.67 billion at December 31, 2003, the demand for our future services in the gaming and hospitality market, as well as for construction management services to U. S. government agencies, remains high. Our financial condition remained strong at December 31, 2004 with working capital of $178.0 million, a ratio of current assets to current liabilities of 1.41 to 1.00, and minimal long-term debt.

Recent Developments

Move to New York Stock Exchange

Effective April 1, 2004, our common stock began trading on the New York Stock Exchange under the symbol “PCR”. Previously, our common stock was listed on the American Stock Exchange. Our $21.25 Preferred Stock remains listed on the American Stock Exchange.

Secondary Offering Completed

On April 13, 2004, we completed the pricing of a secondary offering of approximately 5.9 million shares of previously unregistered shares of our common stock at $15.00 per share. The shares were sold by a stockholder group consisting of Blum Capital Partners, L.P., PB Capital Partners, L.P., The Common Fund for Non-Profit

Organizations, National Union Fire Insurance Company of Pittsburgh, Pa., a member of American International Group, and The Union Labor Life Insurance Company on behalf of its Separate Account P. We did not receive any proceeds from the sale of these securities by the selling stockholders.

Resale Registration Statement

On July 13, 2004, we filed a shelf registration statement with the Securities and Exchange Commission to register the resale of approximately 11.4 million shares of our common stock held by certain existing stockholders. The selling stockholders consist of Tutor-Saliba Corporation, National Union Fire Insurance Company of Pittsburgh, Pa., a member of American International Group, Inc., O&G Industries, Inc., Blum Capital Partners, L.P., PB Capital Partners, L.P., and the Union Labor Life Insurance Company acting on behalf of its Separate Account P. We will not receive any proceeds from the sales of these securities by the selling stockholders. In September 2004, Tutor-Saliba Corporation sold 862,500 shares of our common stock, including the exercise of the underwriters’ over-allotment option, at $13.75 per share in an underwritten public offering under the shelf registration statement. As of December 31, 2004, approximately 10.3 million shares remain available for resale.

Amendment to Credit Facility

In August 2004, the terms of our $50 million credit facility (the “Credit Facility”) were amended to extend the term of the Credit Facility from June 2005 to June 2007 and to adjust certain financial covenants. Other terms of the Credit Facility remain the same, including the provision that we can choose from interest rate alternatives including a prime-based rate as well as options based on LIBOR (London inter-bank offered rate).

Proposed Settlement of $21.25 Preferred Stock Lawsuit

On November 30, 2004, we announced that the parties had reached an agreement to settle the class action lawsuit filed by the holders of the $21.25 Preferred Stock. Under the terms of the settlement, we would purchase all of the Depositary Shares submitted in the settlement for consideration of $19.00 per share in cash and one share of our common stock. As of December 31, 2004, there were 559,273 Depositary Shares outstanding. In the event that fewer than 200,000 Depositary Shares are submitted in the settlement, we may terminate the settlement agreement and the parties will revert to their previous positions in the litigation. The proposed settlement is subject to approval of the Court.

Acquisition of Cherry Hill Construction, Inc.

On January 21, 2005, we completed the acquisition of Cherry Hill Construction, Inc., or CHC, a privately held construction company based in Jessup, Maryland, for approximately $20 million in cash. CHC is an established civil construction company in the Mid-Atlantic and Southeast regions with 2003 revenues and pretax earnings of $119.0 million and $3.6 million, respectively. CHC specializes in excavation, foundations, paving and construction of civil infrastructure. The acquisition will be effective as of January 1, 2005. At January 1, 2005, CHC had a firm backlog of approximately $128 million.

Receipt of a Partial Stop Work Order for Work in Iraq

On January 23, 2005, we received a partial stop work order relating to several partially funded task orders for work in Iraq under our five-year cost-plus-award-fee contract with the U. S. Department of State’s Project Construction Office, or PCO. The PCO is evaluating the feasibility of shifting a portion of the construction funds for certain electrical distribution facilities to Iraqi government agencies in order to accelerate that country’s economic recovery. Accordingly, we have not included in our backlog of uncompleted work at December 31, 2004 approximately $150 million relating to this contract pending clarification and resolution of the situation.

Backlog Analysis for 2004

The following table provides an analysis of our backlog by business segment for the year ended December 31, 2004.

	Backlog at December 31, 2003	New Business Awarded (1)	Revenue Recognized	Backlog at December 31, 2004
	(in thousands)
Building	$896,799	$972,039	$(1,298,771)	$570,067
Civil	305,698	63,108	(138,095)	230,711
Management Services	463,967	292,179	(405,449)	350,697

Total	$1,666,464	$1,327,326	$(1,842,315)	$1,151,475

(1)	New business awarded consists of the original contract price of projects added to our backlog plus or minus subsequent changes to the estimated total contract price of existing contracts.

Critical Accounting Policies

Our significant accounting policies are described in Note 1 of Notes to Consolidated Financial Statements.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our construction business involves making significant estimates and assumptions in the normal course of business relating to our contracts and our joint venture contracts due to, among other things, the one-of-a-kind nature of most of our projects, the long-term duration of our contract cycle and the type of contract utilized. Therefore, management believes that “Method of Accounting for Contracts” is the most important and critical accounting policy. The most significant estimates with regard to these financial statements relate to the estimating of total forecasted construction contract revenues, costs and profits in accordance with accounting for long-term contracts (see Note 1(d) of Notes to Consolidated Financial Statements) and estimating potential liabilities in conjunction with certain contingencies, including the outcome of pending or future litigation, arbitration or other dispute resolution proceedings relating to contract claims (see Note 2 of Notes to Consolidated Financial Statements). Actual results could differ from these estimates and such differences could be material.

Our estimates of contract revenue and cost are highly detailed. We believe, based on our experience that our current systems of management and accounting controls allow management to produce materially reliable estimates of total contract revenue and cost during any accounting period. However, many factors can and do change during a contract performance period which can result in a change to contract profitability from one financial reporting period to another. Some of the factors that can change the estimate of total contract revenue and cost include differing site conditions (to the extent that contract remedies are unavailable), the availability of skilled contract labor, the performance of major material suppliers to deliver on time, the performance of major subcontractors, unusual weather conditions and the accuracy of the original bid estimate. Because we have many contracts in process at any given time, these changes in estimates can offset each other without impacting overall profitability. However, large changes in cost estimates on larger, more complex civil construction projects can have a material impact on our financial statements and are reflected in our results of operations when they become known.

When recording revenue on contracts relating to unapproved change orders and claims, we include in revenue an amount equal to the amount of costs incurred by us to date for contract price adjustments that we seek to collect from customers for delays, errors in specifications or designs, change orders in dispute or unapproved as to scope or price, or other unanticipated additional costs, in each case when recovery of the costs are considered probable. When determining the likelihood of eventual recovery, we consider such factors as evaluation of entitlement, settlements reached to date and our experience with the customer. The settlement of these issues often takes years depending upon whether the item can be resolved directly with the customer or involves litigation or arbitration. When new facts become known, an adjustment to the estimated recovery is made and reflected in the current period results.

The amount of unapproved change order and claim revenue is included in our balance sheet as Unbilled Work. The amount of Unbilled Work relating to unapproved change orders and claims included in our balance sheet at December 31, 2004 and 2003 is summarized below:

	December 31,
	2004	2003
	(in thousands)
Unapproved Change Orders	$6,202	$17,936
Claims	61,483	64,515

	$67,685	$82,451

Of the balance of unapproved change orders and claims included in Unbilled Work at December 31, 2004 and December 31, 2003, approximately $34.0 million and $36.0 million respectively, are amounts subject to pending litigation or dispute resolution proceedings as described in Note 2, “Contingencies and Commitments” of Notes to Consolidated Financial Statements for the respective periods. These amounts are management’s estimate of the probable recovery from the disputed claims considering such factors as evaluation of entitlement, settlements reached to date and knowledge of customer. In the event that future facts and circumstances, including the resolution of disputed claims, cause us to reduce the aggregate amount of our estimated probable recovery from the disputed claims, we will record the amount of such reduction against future earnings in the relevant period.

Method of Accounting for Contracts—Revenues and profits from our contracts and construction joint venture contracts are recognized by applying percentages of completion for the period to the total estimated profits for the respective contracts. Percentage of completion is determined by relating the actual cost of the work performed to date to the current estimated total cost of the respective contracts. When the estimate on a contract indicates a loss, our policy is to record the entire loss during the accounting period in which it is estimated. In the ordinary course of business, at a minimum on a quarterly basis, we prepare updated estimates of the total forecasted revenue, cost and profit or loss for each contract. The cumulative effect of revisions in estimates of the total forecasted revenue and costs, including unapproved change orders and claims, during the course of the work is reflected in the accounting period in which the facts that caused the revision become known. The financial impact of these revisions to any one contract is a function of both the amount of the revision and the percentage of completion of the contract. An amount equal to the costs incurred which are attributable to unapproved change orders and claims is included in the total estimated revenue when realization is probable. Profit from unapproved change orders and claims is recorded in the accounting period such amounts are resolved.

Deferred contract revenue represents the excess of billings to date over the amount of contract costs and profits (or contract revenue) recognized to date on the percentage of completion accounting method on certain contracts. Unbilled work represents the excess of contract costs and profits (or contract revenue) recognized to date on the percentage of completion accounting method over billings to date on the remaining contracts. Unbilled work results when (1) the appropriate contract revenue amount has been recognized in accordance with the percentage of completion accounting method, but a portion of the revenue recorded cannot be billed currently due to the billing terms defined in the contract and/or (2) costs, recorded at estimated realizable value, related to unapproved change orders or claims are incurred. For unapproved change orders or claims that cannot be resolved in accordance with the normal change order process as defined in the contract, we may employ other dispute resolution methods, including mediation, binding and non-binding arbitration, or litigation. See Note 2, “Contingencies and Commitments”, of Notes to Consolidated Financial Statements. The prerequisite for billing unapproved change orders and claims is the final resolution and agreement between the parties. Unbilled work related to our contracts and joint venture contracts at December 31, 2004 is discussed in Note 1(d) of Notes to Consolidated Financial Statements.

Accounting for Income Taxes—Information relating to our (provision) credit for income taxes and the status of our deferred tax assets and liabilities is presented in Note 5, “Income Taxes”, of Notes to Consolidated Financial Statements. A key assumption in the determination of our book tax (provision) credit is the amount of the valuation allowance required to reduce the related deferred tax assets. A valuation allowance reduces the deferred tax assets to a level which will, more likely than not, be realized. Whether the deferred tax assets will be realized depends on the generation of future taxable income during the periods in which the deferred tax asset become deductible. The net deferred tax assets reflect management’s estimate of the amount which will, more likely than not, reduce future taxable income.

As of December 31, 2002, management believed that a valuation allowance was required to reduce the deferred tax assets, primarily relating to certain net operating loss carryforwards (“NOLs”), for the following reasons:

•	Although we had generated approximately $75 million of pretax profits during the three-year period ended December 31, 2002, the construction business, in general, and our future operating performance is difficult to predict. This is illustrated by our cumulative pretax loss of $164 million during the five- year period immediately preceding the three-year period referred to above.

•	A substantial amount of profitable new work is required in order for the utilization of the NOLs to be evaluated as “more likely than not.”

•	Our backlog of work on hand had been trending down since December 31, 2000.

•	An adverse outcome on one or more of the legal matters discussed in Note 2 of Notes to Consolidated Financial Statements could have a significant impact on our ability to utilize the NOLs and, depending upon the magnitude, could create additional NOLs.

•	Finally, we believed that the use of the NOLs might be limited by Internal Revenue Service Code Section 382, or Section 382, based on future changes in ownership not within our control following our equity recapitalization in March 2000. We believed that this issue would be resolved with the passage of the three year testing period in March 2003.

During the first quarter of 2003, we reduced the valuation allowance by $7.0 million and recognized a $7.0 million tax benefit based on the expectation that we would be able to utilize at least a portion of the previously unrecognized NOLs due to the impact of not having a Section 382 restriction as of the end of the three year testing period. During the fourth quarter of 2003, we further reduced the valuation allowance by $7.9 million based on the expectation that we would be able to utilize an additional amount of our NOLs in future years due to a significant increase in backlog as a result of a robust new work acquisition period experienced during the second half of 2003.

Based on a continuation of a substantial increase in pretax profit, the amount of new work acquired and the positive outlook in certain of our major markets, we substantially depleted the $8.4 million valuation allowance remaining at the end of 2003, by offsetting $7.9 million of tax provisions with further reductions in the valuation allowance during the first two quarters of 2004.

Defined Benefit Retirement Plan—The status of our defined benefit pension plan obligations, related plan assets and cost is presented in Note 7 of Notes to Consolidated Financial Statements entitled “Employee Benefit Plans”. Plan obligations and annual pension expense are determined by actuaries using a number of key assumptions which include, among other things, the discount rate, the estimated future return on plan assets and the anticipated rate of future salary increases. The discount rate of 6.25% used for purposes of computing the 2004 annual pension expense was determined at the beginning of the calendar year based on high-quality corporate bond yields as of that date. We plan to lower the discount rate used for computing the 2005 annual pension expense to 5.75% due to a decline in high-quality corporate bond yields as of the end of 2004.

The estimated return on plan assets is primarily based on historical long-term returns of equity and fixed income markets according to our targeted allocation of plan assets (70% equity and 30% fixed income). While the weighted estimated return on asset rate has been approximately 8.3% in recent years, we plan to continue to use a rate of 7.5% in 2005 based on recent equity market performance compared to long-term historical averages.

The plans’ accumulated benefit obligation exceeded the fair value of plan assets on December 31, 2004, 2003 and 2002 in amounts greater than the accrued pension liability previously recorded. Accordingly, we increased our accrual by $5.0 million in 2004, $4.4 million in 2003 and $13.7 million in 2002 with the offset to accumulated other comprehensive loss, a reduction of stockholders’ equity.

Effective June 1, 2004, all benefit accruals under our pension plan were frozen; however, the current vested benefits will be preserved. As a result, notwithstanding the expected change in the discount rate assumption for 2005 noted above, we anticipate that pension expense will decrease from $3.5 million in 2004 to $2.2 million in 2005. Cash contributions are anticipated to be $6.0 million in 2005, but using our current assumptions regarding asset performance and the interest rate environment, cash contributions will likely increase significantly in the future.

Results of Operations

Comparison of the Year Ended December 31, 2004 with the Year Ended December 31, 2003

Net income for the year ended December 31, 2004 was $36.0 million, an $8.0 million decrease from the record $44.0 million recorded in 2003. Net income for the year ended December 31, 2003 includes the recognition of a $14.9 million tax benefit based on the expectation that we will be able to fully utilize our net operating loss (NOL) carryforwards in future years. On a pretax basis, earnings for the year ended December 31, 2004 were a record $44.9 million, a $14.0 million (or 45%) increase from the $30.9 million recorded in 2003. The record pretax income in 2004 reflects a higher volume of work put in place due primarily to a higher backlog entering 2004 compared to 2003. In particular, we experienced a higher volume of work from our building segment in the hospitality and gaming market and from our management services segment due to contracts previously awarded in Iraq and Afghanistan.

Basic earnings per common share were $1.47 for the year ended December 31, 2004 compared to $2.18 for the year ended December 31, 2003. Diluted earnings per common share were $1.39 for the year ended December 31, 2004, as compared to $2.10 for the year ended December 31, 2003. The basic and diluted earnings per common share calculations for the year ended December 31, 2003 were favorably impacted by $0.32 and $0.31 per share, respectively, due to the reversal of a pro rata portion of accumulated but unpaid dividends on our $21.25 Preferred Stock as a result of the tender offer completed in 2003. The basic and diluted earnings per common share calculations for the year ended December 31, 2003 were also favorably impacted by $0.65 and $0.63 per share, respectively, due to recognition of the $14.9 million tax benefit.

Income before taxes increased by $14.0 million, or 45%, from $30.9 million in 2003 to a record of $44.9 million in 2004, due primarily to an overall increase in revenues. However, net income decreased by $8.0 million, from a record of $44.0 million in 2003 to $36.0 million in 2004, due to the recognition of a $14.9 million federal tax benefit in 2003 based on expected utilization of NOL carryforwards. In addition, both 2004 and 2003 reflect a lower-than-normal tax rate due to the realization of a portion of the federal tax benefit not recognized in prior years due to certain accounting limitations.

	Revenues for the Year Ended December 31,		Increase (Decrease)	% Change
	2004	2003
	(In millions, except % change data)
Building	$1,298.8	$898.2	$400.6	44.6%
Civil	138.1	176.9	(38.8)	(21.9)%
Management Services	405.4	299.0	106.4	35.6%

Total	$1,842.3	$1,374.1	$468.2	34.1%

Overall revenues increased by $468.2 million (or 34.1%), from $1,374.1 million in 2003 to $1,842.3 million in 2004. This increase was due primarily to an increase in building revenues of $400.6 million (or 44.6%), from $898.2 million in 2003 to $1,298.8 million in 2004, and an increase in management services revenues of $106.4 million (or 35.6%), from $299.0 million in 2003 to $405.4 million in 2004. The increase in building construction revenues was due primarily to the timing of the start up of new projects in the hospitality and gaming market, particularly in California and Nevada, and reflects the significantly higher building segment backlog entering 2004 compared to 2003. The increase in management services revenues is due primarily to the new contracts we were awarded in late 2003 related to the rebuilding of Iraq and Afghanistan. These increases were partly offset by a decrease in civil construction revenues of $38.8 million (or 21.9%), from $176.9 million in 2003 to $138.1 million in 2004. The decrease in revenues from civil construction operations primarily reflects a decreasing backlog of civil construction work as we continue to focus on returning this segment to its historical level of performance. In addition, certain civil construction new work opportunities have been delayed pending finalization of funding.

	Income from Construction Operations for the Year Ended December 31,		Increase (Decrease)	% Change
	2004	2003
	(In millions, except % change data)
Building	$25.2	$12.4	$12.8	103.2%
Civil	5.5	3.2	2.3	71.9%
Management Services	29.9	23.7	6.2	26.2%

Subtotal	$60.6	$39.3	$21.3	54.2%

Less: Corporate	(10.3)	(8.8)	1.5	(17.0)%

Total	$50.3	$30.5	$19.8	64.9%

Income from construction operations (excluding corporate) increased by $21.3 million (or 54.2%), from $39.3 million in 2003 to $60.6 million in 2004. Building construction income from operations increased by $12.8 million, from $12.4 million in 2003 to $25.2 million in 2004, due primarily to the increase in revenues discussed above. In addition, building construction income from operations improved due to a $0.7 million decrease in building construction-related general and administrative expenses as one business unit benefited from the impact of certain cost reduction measures instituted during 2003, as well as a greater ability to utilize personnel on projects as a result of the increased number of projects in process. Management services income from operations increased by $6.2 million (or 26.2%), from $23.7 million in 2003 to $29.9 million in 2004, due primarily to the increase in revenues discussed above. Despite the decrease in revenues discussed above, civil construction income from operations increased by $2.3 million, from $3.2 million in 2003 to $5.5 million in 2004, due primarily to net claim settlements realized in 2004 on several completed projects. In addition, civil construction income from operations improved due to a $0.4 million decrease in civil construction-related general and administrative expenses. Income from construction operations was negatively impacted by a $1.5 million increase in corporate general and administrative expenses, from $8.8 million in 2003 to $10.3 million in 2004, due primarily to an increase of approximately $0.7 million in outside professional fees and expenses related to establishing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 with respect to assessment of our system of internal controls, as well as a $0.5 million increase in corporate incentive compensation.

Other income/expense (net) increased by $6.1 million, from an income of $1.4 million in 2003 to an expense of $4.7 million in 2004, due primarily to a $2.5 million decrease in net gain recorded from land sales since fewer parcels were sold in 2004. In addition, other income/expense (net) increased due to a $1.7 million increase in expenses related to the secondary stock offerings completed in 2004, as well as a $1.3 million increase in the amortization of the intangible asset established in conjunction with the accounting for the acquisition of Cummings in January 2003. Also, in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, we recorded a one-time charge of $0.2 million in 2004 due to the decision to freeze all benefit accruals under our defined benefit pension plan effective June 1, 2004.

The (provision) credit for income taxes reflects a lower-than-normal tax rate in both 2004 and 2003 due in part to the realization of a portion of the federal tax benefit not recognized in prior years due to certain accounting limitations. As a result of not providing federal income tax benefit applicable to losses recorded in certain prior years for financial reporting purposes, benefit from these losses was realized in 2004 and 2003 by not having to provide federal income tax of approximately $7.9 million and $11.0 million, respectively. In addition, the credit for income taxes in 2003 includes the recognition of an additional $14.9 million federal tax benefit in accordance with SFAS No. 109, “Accounting for Income Taxes” based on the expected utilization of NOL carryforwards.

Reconciliation of Reported Net Income to Pro Forma Net Income

As noted above, our reported net income was $36.0 million and $44.0 million for the years ended December 31, 2004 and 2003, respectively. Our reported basic earnings per common share were $1.47 and $2.18 for the years ended December 31, 2004 and 2003, respectively. Our reported diluted earnings per common share were $1.39 and $2.10 for the years ended December 31, 2004 and 2003, respectively. Assuming an effective income tax rate of 38% and that we completed our 2003 tender offer for our $21.25 Preferred Stock prior to January 1, 2003, pro forma net income for the year ended December 31, 2004 would have been $27.9 million, as compared to pro forma net income of $19.2 million for the year ended December 31, 2003. Similarly, pro forma basic earnings per common share for the year ended December 31, 2004 would have been $1.12, as compared to pro forma basic earnings per common share of $0.79 for the year ended December 31, 2003. Pro forma diluted earnings per common share for the year ended December 31, 2004 would have been $1.06, as compared to pro forma diluted earnings per common share of $0.76 for the year ended December 31, 2003. The reconciliation of reported net income to pro forma net income for the year ended December 31, 2004 and 2003 is set forth below:

	Year Ended December 31,
	2004	2003
	(In thousands, except per share data)
Reported net income	$36,007	$44,018
Plus: Provision (credit) for income taxes	8,919	(13,096)

Income before income taxes	44,926	30,922
Provision for income taxes assuming 38% effective rate	17,071	11,750

Pro forma net income	27,855	19,172

Less: Dividends accrued on Preferred Stock assuming the tender offer took place prior to January 1, 2003	(1,188)	(1,188)

Pro forma total available for common stockholders	$26,667	$17,984

Pro forma basic earnings per common share	$1.12	$0.79

Pro forma diluted earnings per common share	$1.06	$0.76

To supplement our consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America, or GAAP, we sometimes use non-GAAP measures of net income, earnings per share and other measures that we believe are appropriate to enhance an overall understanding of our historical financial performance and future prospects. The non-GAAP results, which are adjusted to exclude certain costs, expenses, gains and losses from the comparable GAAP measures, are an indication of our baseline performance before gains, losses or other charges that are considered by management to be outside of our core operating results. These non-GAAP results are among the indicators management uses as a basis for evaluating our financial performance as well as for forecasting future periods. For these reasons, management believes these non-GAAP measures can be useful to investors, potential investors and others. The presentation of this additional information is not meant to be considered in isolation or as a substitute for net income or earnings per share prepared in accordance with GAAP.

Comparison of the Year Ended December 31, 2003 with the Year Ended December 31, 2002

Net income for the year ended December 31, 2003 was a record $44.0 million, a 90% increase from the $23.1 million net income recorded in 2002. The overall increase in net income of $20.9 million was due primarily to the recognition of a $14.9 million tax benefit based on the expected utilization of net operating loss (NOL) carryforwards in future years. In addition, the record net income in 2003 reflects the impact of an increased volume of work acquired and put in place in 2003, in particular our contract awards in Iraq and Afghanistan, as well as the acquisition of Cummings in January 2003.

Basic earnings per common share were $2.18 for the year ended 2003 compared to $0.92 for the year ended 2002. Diluted earnings per common share were $2.10 for the year ended 2003 compared to $0.91 for the year ended 2002. As discussed above, as a result of the completion of our tender offer on our $21.25 Preferred Stock in June 2003, $7.3 million in previously accrued preferred stock dividends was reversed and added back to income available for common stockholders in the computation of earnings per share for the year ended December 31, 2003. Accordingly, basic and diluted earnings per common share calculations for the year ended December 31, 2003 were favorably impacted by $0.32 and $0.31 per share, respectively, due to the reversal of a pro rata portion of accumulated but unpaid dividends on our $21.25 Preferred Stock as a result of the tender offer completed in 2003.

	Revenues for the Year Ended December 31,		Increase (Decrease)	% Change
	2003	2002
	(in millions, except % change data)
Building	$898.2	$631.9	$266.3	42.1%
Civil	176.9	312.5	(135.6)	(43.4)%
Management Services	299.0	140.6	158.4	112.7%

Total	$1,374.1	$1,085.0	$289.1	26.6%

Overall revenues increased by $289.1 million (or 26.6%), from $1,085.0 million in 2002 to $1,374.1 million in 2003. This increase was due primarily to a increase in building construction revenues of $266.3 million (or 42.1%), from $631.9 million in 2002 to $898.2 million in 2003, due primarily to the impact of the Cummings acquisition in January 2003 and improved new work acquisition results during the second and third quarters of 2003. Management services revenues increased by $158.4 million (or 112.7%), from $140.6 million in 2002 to $299.0 million in 2003, due primarily to the new contracts we were awarded in 2003 related to the rebuilding of Iraq and Afghanistan. These increases were partly offset by a decrease in civil construction revenues of $135.6 million (or 43.4%), from $312.5 million in 2002 to $176.9 million in 2003. The decrease in revenues from civil construction operations primarily reflects the decrease in our year-end backlog at December 31, 2002 compared to the year-end backlog at December 31, 2001, as the pace of new contract awards slowed during 2002 and the first half of 2003 due to a temporary decrease in the number of public works projects available to bid and increased competition from other contractors when bidding on the reduced level of work available.

	Income from Construction Operations for the Year Ended December 31,		Increase (Decrease)	% Change
	2003	2002
	(in millions, except % change data)
Building	$12.4	$14.5	$(2.1)	(14.5)%
Civil	3.2	6.4	(3.2)	(50.0)%
Management Services	23.7	11.7	12.0	102.6%

Subtotal	$39.3	$32.6	$6.7	20.6%
Less: Corporate	(8.8)	(6.7)	(2.1)	31.3%

Total	$30.5	$25.9	$4.6	17.8%

Income from construction operations (excluding corporate) increased by $6.7 million (or 20.6%), from $32.6 million in 2002 to $39.3 million in 2003. Management services income from operations increased by $12.0 million (or 102.6%), from $11.7 million in 2002 to $23.7 million in 2003, due primarily to the increase in revenues related to the rebuilding of Iraq and Afghanistan. Despite the favorable impact of the Cummings acquisition, building construction income from operations decreased by $2.1 million (or 14.5%), from $14.5 million in 2002 to $12.4 million in 2003. Building construction income from operations was negatively impacted by a $1.0 million increase in building construction-related general and administrative expenses (exclusive of Cummings) primarily in connection with the pursuit of new work opportunities including the opening or expansion of new regional offices in Florida and California. Civil construction income from operations decreased by $3.2 million (or 50.0%), from $6.4 million in 2002 to $3.2 million in 2003, due primarily to the decrease in revenues discussed above partly offset by a higher gross profit margin in 2003 primarily because 2002 included recognition of a $14 million loss on a Central Artery “Big Dig” joint venture project in Boston, Massachusetts. Income from construction operations was negatively impacted by a $2.1 million increase in corporate general and administrative expenses, from $6.7 million in 2002 to $8.8 million in 2003, due primarily to an aggregate increase in several items including corporate incentive compensation, outside professional fees relating to the annual audit of the Company’s financial statements and to the $21.25 Preferred Shareholders Class Action Lawsuit (see Note 2(f) of Notes to Consolidated Financial Statements), and certain corporate insurance premium costs.

Other (income) expense increased by $1.9 million, from an expense of $0.5 million in 2002 to income of $1.4 million in 2003, due primarily to a $2.2 million net gain recorded from the sale of certain parcels of developed land held for sale. Based on our remaining inventory of developed land held for sale and the anticipated potential selling prices for those parcels, we believe that the net gain recorded in 2003 is of a non-recurring nature and is not indicative of expected future results.

Interest expense decreased by $0.5 million, from $1.5 million in 2002 to $1.0 million in 2003, due to a lower average borrowing level in 2003 as a result of improved cash flow from operations as well as lower interest rates.

The credit for income taxes in 2003 is due primarily to the recognition of a $14.9 million tax benefit in accordance with SFAS No. 109, “Accounting for Income Taxes” based on the expected utilization of NOL carryforwards. In addition, as a result of not providing federal income tax benefit applicable to losses recorded in certain prior years for financial reporting purposes, benefit from these losses was realized in 2003 and 2002 by not having to provide federal income tax of approximately $11.0 million and $8.5 million, respectively. Also, the provision for income taxes in 2002 reflects the reversal of the federal alternative minimum tax provided in 2001 which was no longer required based on the provisions of the Job Creation and Worker Assistance Act of 2002. As a result of the recognition of the $14.9 million NOL tax benefit, basic and diluted earnings per common share calculations for the year ended December 31, 2003 were favorably impacted by $0.65 and $0.63 per share, respectively.

Reconciliation of Reported Net Income to Pro Forma Net Income

Assuming an effective income tax rate of 38% and that we completed our tender offer for our $21.25 Preferred Stock prior to January 1, 2002, pro forma net income for the year ended December 31, 2003 would have been $19.2 million, compared to $14.8 million for the year ended December 31, 2002. Similarly, pro forma basic earnings per share for the year ended December 31, 2003 would have been $0.79, compared to $0.60 for the year ended December 31, 2002. Pro forma diluted earnings per share for the year ended December 31, 2003 would have been $0.76, compared to $0.59 for the year ended December 31, 2002. The reconciliation of reported net income to pro forma net income for the years ended December 31, 2003 and 2002 is set forth below:

	Year Ended December 31,
	2003	2002
	(in thousands, except per share data)
Reported net income	$44,018	$23,074
Plus: Provision (credit) for income taxes	(13,096)	801

Income before income taxes	30,922	23,875
Provision for income taxes assuming 38% effective rate	11,750	9,072

Pro forma net income	$19,172	$14,803

Less: Dividends accrued on Preferred Stock assuming the tender offer took place prior to January 1, 2002	(1,188)	(1,188)

Pro forma total available for common stockholders	$17,984	$13,615

Pro forma basic earnings per common share	$0.79	$0.60

Pro forma diluted earnings per common share	$0.76	$0.59

Liquidity and Capital Resources

Cash and Working Capital

Cash and cash equivalents as reported in the accompanying Consolidated Statements of Cash Flows consist of amounts held by us as well as our proportionate share of amounts held by construction joint ventures. Cash held by us is available for general corporate purposes while cash held by construction joint ventures is available only for joint venture-related uses. Cash held by construction joint ventures is distributed from time to time to us and to the other joint venture participants in accordance with their percentage interest after the joint venture partners determine that a cash distribution is prudent. Cash distributions received by us from our construction joint ventures are then available for general corporate purposes. At December 31, 2004 and 2003, cash held by us and available for general corporate purposes was $81.0 million and $33.4 million, respectively, and our proportionate share of cash held by joint ventures and available only for joint venture-related uses was $55.3 million and $34.4 million, respectively.

Billing procedures in the construction industry generally are based on the specific billing terms of a contract and are often not correlated with performance. For example, billings may be based on various measures of performance, such as cubic yards excavated, architect’s estimates of completion, costs incurred on cost-plus type contracts or weighted progress from a cost loaded construction time schedule. Billings are generally on a monthly basis and are reviewed and approved by the customer prior to submission. Therefore, once a bill is submitted, we are generally able to collect amounts owed to us in accordance with the payment terms of the contract. In addition, contractor’s receivables usually include retentions, or amounts that are not due until contracts are completed or until specified contract conditions or guarantees are met. Retentions are governed by contract provisions and are typically a fixed percentage (for example, 5% or 10%) of each billing. We generally follow the policy of paying our vendors and subcontractors on a particular project after we receive payment from our customer.

A summary of cash flows for each of the years ended December 31, 2004, 2003 and 2002 is set forth below:

	Year Ended December 31,
	2004	2003	2002
	(In millions)
Cash flows from:
Operating activities	$59.8	$42.6	$(3.6)
Investing activities	(1.9)	(7.9)	(0.6)
Financing activities	10.6	(13.9)	(5.3)

Net increase (decrease) in cash	$68.5	$20.8	$(9.5)
Cash at beginning of year	67.8	47.0	56.5

Cash at end of year	$136.3	$67.8	$47.0

During 2004, we generated $59.8 million in cash flow from operating activities and $10.6 million in cash flow from financing activities, primarily from $11.6 million received from the exercise of common stock options, to fund $1.9 million in cash flow used by investing activities, primarily to acquire construction equipment, and to increase our balance of cash on hand. As a result, our consolidated cash balance increased by $68.5 million, from $67.8 million at December 31, 2003 to $136.3 million at December 31, 2004.

During 2003, we generated $42.6 million in cash flow from operating activities and $5.0 million in net proceeds from the sale of certain remaining parcels of developed land held for sale to fund the $11.3 million required to complete our tender offer for our Depositary Shares, to reduce debt by a net amount of $3.5 million, as well as to fund a net $12.9 million used by investing activities, primarily for the acquisition of Cummings in January and to acquire construction equipment and an office building and equipment storage facility to be used by our civil construction operations. As a result, our consolidated cash balance increased by $20.8 million, from $47.0 million at December 31, 2002 to $67.8 million at December 31, 2003. As more fully discussed in Note 2(d) of Notes to Consolidated Financial Statements, in the first quarter of 2003, we received our proportionate share of provisional payments against outstanding claims on the Big Dig Project, as a result of an agreement reached in December 2002. Our share of this payment ($13.3 million) was a significant contributor to the $42.6 million in cash flow generated from operating activities in 2003.

During 2002, we used $9.5 million of cash on hand to fund operating activities ($3.6 million), investing activities ($0.6 million), and to reduce debt by a net amount of $5.3 million. The $3.6 million in cash used by operating activities was due primarily to the need to fund working capital requirements on certain joint venture construction contracts where unapproved change orders and/or contract claims remain to be resolved. (See Note 1(d) of Notes to Consolidated Financial Statements.)

Working capital increased, from $125.4 million at the end of 2003 to $178.0 million at December 31, 2004. The current ratio increased from 1.31x compared to 1.41x during the same period. Since December 31, 2002, working capital has increased by $62.1 million (or 54%) from $115.9 million to $178.0 million at December 31, 2004. As of December 31, 2004, accounts receivable amounted to $372.9 million and comprised approximately 61% of our total current assets. This compares to accounts receivable of $328.0 million, or approximately 62% of our total current assets at December 31, 2003.

We have a $50 million revolving credit facility. In August 2004, the terms of our revolving credit facility were amended to extend the term of our credit facility from June 2005 to June 2007 and to adjust certain financial covenants. The terms of our credit facility provide that we can choose from interest rate alternatives including a prime-based rate, as well as options based on LIBOR (London inter-bank offered rate).

The terms of our credit facility require us to meet certain financial covenants, including:

•	a minimum working capital ratio of current assets over current liabilities equal to 1.20:1;

•	a minimum tangible net worth equal to $62 million plus, commencing with our fiscal quarter ended December 31, 2001, 50% of our consolidated net income for each consecutive two fiscal quarters ended on June 30 and December 31 of each year;

•	a minimum fixed charge coverage ratio of consolidated EBITDA over covered charges (which includes interest expense and current period dividends on our preferred stock) equal to 1.50:1 for four consecutive fiscal quarters; and

•	minimum operating profit levels of at least $25 million in the aggregate for four consecutive fiscal quarters through December 31, 2004 and at least $27.5 million in the aggregate for four consecutive fiscal quarters as of March 31, 2005.

The terms of our credit facility also prohibit us from incurring additional indebtedness without the consent of our lenders, other than financing for our corporate headquarters, insurance premiums and construction equipment, and impose limitations on the level of capital expenditures that we may make for a period, as well as the purchase and sale of assets outside of the normal course of business.

Our obligations under our credit facility are guaranteed by substantially all of our current and future subsidiaries, and secured by substantially all of our and our subsidiaries’ assets, including a pledge of all of the capital stock of our subsidiaries. At December 31, 2004, we had $47.2 million available to borrow under our credit facility and $2.8 million in outstanding letters of credit.

Long-term Debt

Long-term debt at December 31, 2004 was $8.6 million, a decrease of $3.5 million from December 31, 2002, despite the completion in 2003 of a tender offer for our Depositary Shares which required a cash outlay of approximately $11.3 million (including related expenses) and the acquisition of Cummings in 2003 which required a net cash outlay of approximately $8.6 million. The long-term debt to equity ratio was .05x at December 31, 2004, compared to .07x at December 31, 2003 and .14x at December 2002. Long-term debt was $8.5 million at the end of 2003, down from $12.1 million at the end of 2002.

Contractual Obligations

Our outstanding contractual obligations as of December 31, 2004 are summarized in the following table:

	Payments Due by Period
	(In thousands)
	Total		Less Than 1 Year	1-3 Years		3-5 Years		More Than 5 Years
Total debt, excluding interest	$9,367	(a)	$759	$1,028		$2,021		$5,559
Operating leases, net	9,867		3,706	4,256		1,815		90
Purchase obligations	730		730	—		—		—
Other long-term liabilities:
Accrued dividends on $21.25 Preferred Stock	10,993		—	—		—		10,993	(b)
Employee benefit related liabilities	2,080		157	314		314		1,295
Minimum pension liability adjustments	29,738		6,000	12,000	(c)	11,738	(c)	—
Tutor-Saliba management agreement	800		800	—		—		—

Total contractual obligations	$63,575		$12,152	$17,598		$15,888		$17,937

(a)	Includes capital leases in the amount of $944,000.
(b)	Assumes current policy described below under “Dividends—$21.25 Preferred Stock” does not change during the 5-year period.
(c)	Assumes annual pension fund contributions equal to the contribution amount anticipated in 2005.

Management believes that cash generated from operations and existing credit lines should be adequate to meet our funding requirements for at least the next twelve months including the acquisition of Cherry Hill Construction, Inc. in January, 2005 for approximately $20.0 million in cash and the potential settlement of the class action lawsuit filed by the holders of the $21.25 Preferred Stock.

Stockholders’ Equity

Our book value per common share was $6.34 at December 31, 2004, compared to $4.65 at December 31, 2003, and $2.72 at December 31, 2002. The major factors impacting stockholders’ equity during the three year period were the net income recorded in all three years, the funding of our tender offer ($11.3 million) completed in June 2003, including the reversal of dividends ($7.3 million) previously accrued related to the Preferred Stock tendered, preferred stock dividends accrued, and common stock options exercised. Also, we were required to recognize an additional minimum pension liability, net of tax, of approximately $3.1 million in 2004, $4.4 million in 2003, $13.7 million in 2002 and $5.9 million in 2001 in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” which resulted in an aggregate $27.1 million Accumulated Other Comprehensive Loss deduction in stockholders’ equity. (See Note 7 of Notes to Consolidated Financial Statements.) Adjustments to the amount of this additional minimum pension liability will be recorded in future years based upon periodic re-evaluation of the funded status of our pension plans.

Dividends

Common Stock

There were no cash dividends declared or paid on our outstanding common stock during the three years ended December 31, 2004.

$21.25 Preferred Stock

The covenants in our prior credit agreements required us to suspend the payment of quarterly dividends on our $21.25 Preferred Stock in 1995 until certain financial criteria were met. While quarterly dividends on the $21.25 Preferred Stock have not been paid since 1995, they have been fully accrued due to the “cumulative” feature of the $21.25 Preferred Stock. As of December 31, 2002, the aggregate amount of dividends in arrears was approximately $15.4 million, which represented approximately $154.05 per share of $21.25 Preferred Stock or approximately $15.41 per Depositary Share and was included in other long-term liabilities in the Consolidated Balance Sheets. In June 2003, we completed a tender offer for our Depositary Shares pursuant to which we purchased 440,627 Depositary Shares for $25 per share. As a result of this transaction, approximately $7.3 million of previously accrued and unpaid dividends were reversed and restored to additional paid-in capital in the Consolidated Balance Sheets. Accordingly, the aggregate amount of dividends in arrears at December 31, 2004 is approximately $11.0 million, which represents approximately $196.56 per share of $21.25 Preferred Stock or approximately $19.66 per Depositary Share and is included in other long-term liabilities in the Consolidated Balance Sheets. Under the terms of the $21.25 Preferred Stock, the holders of Depositary Shares became entitled to elect two additional Directors once dividends were deferred for more than six quarters, and they have done so at each of the last seven annual meetings of stockholders.

In November 2004, the parties reached an agreement to settle the class action lawsuit filed by the holders of the $21.25 Preferred Stock. (See Note 2(f) of Notes to Consolidated Financial Statements). Under the terms of the settlement, we would purchase all of the Depositary Shares submitted in the settlement for consideration of $19.00 per share in cash and one share of our common stock. As of December 31, 2004, there were 559,273 Depositary Shares outstanding. In the event that fewer than 200,000 Depositary Shares are submitted in the settlement, we may terminate the settlement agreement and the parties will revert to their previous positions in the litigation. The proposed settlement is subject to approval of the Court.

Our Board of Directors has not decided that our working capital and other conditions warrant the resumption of payment of the regular dividend or any of the dividends in arrears on the $21.25 Preferred Stock. We do not have any plans or target date for resuming the dividend, given the following circumstances:

•	A strong working capital position provides us with the option of performing large projects without a joint venture partner or to assume the sponsoring partner position resulting in a larger proportionate interest and a greater share of joint venture profits.

•	A significant amount of working capital is dedicated to the funding requirements of our construction backlog, including collection of receivables and the resolution of unapproved change orders and contract claims, and to obtaining surety bonds required by our business.

•	We are pursuing a strategy of expanding our construction business internally and through acquisitions, both of which will likely require additional capital. In January 2005, we completed the acquisition of Cherry Hill Construction Co., Inc. for $20 million. In January 2003, we completed the acquisition of Cummings for $20 million.

Related Party Transactions

We are party to an agreement with Tutor-Saliba Corporation (or Tutor-Saliba), a construction company based in California, and Ronald N. Tutor, Chief Executive Officer and sole stockholder of Tutor-Saliba, to provide certain management services. Tutor-Saliba participated in joint ventures with us before the agreement and continues to participate in joint ventures with us after the agreement. Our share of revenue from these joint ventures amounted to $37.7 million, $49.0 million and $48.8 million in 2004, 2003 and 2002, respectively. Tutor-Saliba beneficially owns approximately 21.7% of our outstanding common stock as of December 31, 2004. Mr. Tutor has been our Chairman and Chief Executive Officer since March 2000. For details of compensation to Mr. Tutor, arrangements with Tutor-Saliba and other information on related party transactions, see Note 12 of Notes to Consolidated Financial Statements.

New Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires entities to recognize stock compensation expense for awards of equity instruments to employees based on the grant date fair value of those awards (with limited exceptions). In addition, SFAS 123R requires that the excess tax benefits related to stock compensation be reported as a financing cash inflow rather than a reduction of taxes paid in cash flow from operations. SFAS No. 123R is effective for the first interim or annual reporting period that begins after June 15, 2005. We expect to adopt SFAS No. 123R using the modified prospective application method. We adopted SFAS No. 123 effective January 1, 2004. We believe that the adoption of the provisions of SFAS No. 123R will not have a material impact on our consolidated financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk for changes in interest rates relates primarily to our revolving credit debt (see Note 4 of Notes to Consolidated Financial Statements) and short-term investment portfolio. During 2004, we had an average daily borrowing of approximately $380,000 under our revolving credit agreement and $127.2 million of short-term investments classified as cash equivalents as of December 31, 2004.

We borrow under our revolving credit facility for general corporate purposes, including working capital requirements and capital expenditures. Borrowings under the credit facility bear interest at the applicable LIBOR or base rate, as set forth in our credit facility, and therefore we are subject to fluctuations in interest rates. Based on our average effective borrowing rate and our average daily revolving debt balance in 2004, a change of 1% (or 100 basis points) in our effective borrowing rate would result in an insignificant increase or decrease in net income and cash flow.

Our short-term investment portfolio consists of highly liquid instruments with maturities of three months or less, all classified as cash and cash equivalents in the accompanying Consolidated Balance Sheets.

BUSINESS

General

Perini Corporation and its subsidiaries (or “Perini,” “we,” “us,” and “our,” unless the context indicates otherwise) is a leading construction services company, based on revenues, as ranked by Engineering News-Record, or ENR, offering diversified general contracting, construction management and design-build services to private clients and public agencies throughout the world. We have provided construction services since 1894 and have established a strong reputation within our markets by executing large, complex projects on time and within budget while adhering to strict quality control measures. We offer general contracting, preconstruction planning and comprehensive project management services, including the planning and scheduling of the manpower, equipment, materials and subcontractors required for a project. We also offer self-performed construction services including site work, concrete forming and placement and steel erection. During 2004, we performed work on more than 100 construction projects for over 65 federal, state and local government agencies or authorities and private customers. Our headquarters are in Framingham, Massachusetts, and we have seven other principal offices throughout the United States. Our common stock is listed on the New York Stock Exchange under the symbol “PCR”. Our $21.25 Preferred Stock is listed on the American Stock Exchange.

Our business is conducted through three primary segments: building, civil, and management services. Our building segment, comprised of Perini Building Company and James A. Cummings, Inc., or Cummings, focuses on large, complex projects in the hospitality and gaming, sports and entertainment, educational, transportation and healthcare markets. Our civil segment is involved in public works construction primarily in the northeastern United States, including the repair, replacement and reconstruction of the United States public infrastructure such as highways, bridges and mass transit systems. In January 2005, we expanded our civil segment through the acquisition of Cherry Hill Construction, Inc., or Cherry Hill, an established civil construction company in the mid-Atlantic and southeastern United States. Our management services segment provides diversified construction, design-build and maintenance services to the U.S. military and government agencies as well as power producers, surety companies and multi-national corporations.

Business Segment Overview

Building Segment

Our building segment has significant experience providing services to a number of high growth, specialized building markets, including the hospitality and gaming, sports and entertainment, education, transportation and healthcare markets. We believe our success within the building segment results from our proven ability to manage and perform large, complex projects with aggressive fast-track schedules, elaborate designs and advanced systems while providing accurate budgeting and strict quality control. Although price is a key competitive factor, we believe our strong reputation, long-standing customer relationships and significant level of repeat and referral business have enabled us to achieve our leading position.

We believe the hospitality and gaming market provides significant opportunities for growth. We are a recognized leader in this market, specializing in the construction of high-end destination resorts and casinos and Native American developments. We work with hotel operators, Native American tribal councils, developers and architectural firms to provide diversified construction services to meet the challenges of new construction and renovation of hotel and resort properties. We believe that our reputation for completing projects on time is a significant competitive advantage in this market, as any delay in project completion may result in significant loss of revenues for the customer. In ENR’s 2004 rankings based on revenue, we ranked as the nation’s 16th largest contractor in the general building market, 2nd largest builder in the hotel, motel and convention center market and as one of the top 25 builders in the sports and entertainment markets.

As a result of our reputation and track record, we have been involved in many marquee projects. These include hospitality and gaming projects such as the Paris Hotel and Casino in Las Vegas, NV; the Gaylord Palms

Resort and Convention Center in Orlando, FL; and the Grand Resorts Hotel/Casino Expansion in Atlantic City, NJ. In the sports and entertainment market, we have been involved in projects such as the Bank One Ballpark in Phoenix, AZ and The Palace at Auburn Hills in Auburn Hills, MI. In our other end markets, we have been involved in large, complex projects such as the Airport Parking Garage and Rental Car Facility in Ft. Lauderdale, FL; the Florida International University Health & Life Sciences Building in Miami, FL; and the South Shore Hospital expansion in Weymouth, MA.

In January 2003, we acquired Cummings to expand our presence in the southeast region of the United States. Cummings specializes in the construction of schools, municipal buildings and commercial developments.

Civil Segment

Our civil segment specializes in new public works construction and the repair, replacement and reconstruction of infrastructure, principally in the metropolitan New York and Boston markets. Our civil contracting services include construction and rehabilitation of highways, bridges, light rail transit systems, subways, airports and wastewater treatment facilities. Our customers primarily award contracts through one of two methods: the traditional public “competitive bid” method, in which price is the major determining factor, or through a request for proposals where contracts are awarded based on a combination of technical capability and price. Traditionally, our customers require each contractor to pre-qualify for construction business by meeting criteria that include technical capabilities, financial strength and corporate integrity. We believe that our corporate integrity, financial strength and outstanding record of performance on challenging civil works projects enables us to pre-qualify for projects in situations where smaller, less diversified contractors are unable to meet the qualification requirements. We believe this is a competitive advantage that makes us an attractive partner on the largest infrastructure projects and prestigious DBOM (design-build-operate-maintain) contracts, which combine the nation’s top contractors with engineering firms, equipment manufacturers and project development consultants in a competitive bid selection process to execute highly sophisticated public works projects.

We have been active in civil construction since 1894 and believe we have developed a particular expertise in large, complex civil construction projects. ENR’s 2004 rankings, based on revenue, place us as the 49th largest builder of general transportation projects in the country and as a top 25 builder in the mass transit and rail market. We have completed or are currently working on some of the most significant civil construction projects in the northeast including a portion of Boston’s “Big Dig” project, the Williamsburg Bridge reconstruction, New Jersey Light Rail Transit, the Triborough Bridge rehabilitation, Jamaica Station and a section of the Long Island Expressway.

In January 2005, we acquired Cherry Hill to expand our presence in the mid-Atlantic and southeast regions of the United States. Cherry Hill, which is now our wholly-owed subsidiary, specializes in excavation, foundations, paving and construction of civil infrastructure.

Management Services Segment

Our management services segment provides diversified construction, design-build and maintenance services to the U.S. military and government agencies, power suppliers, surety companies and multi-national corporations in the United States and overseas. We believe customers choose our services based on our ability to plan and execute rapid response assignments and multi-year contracts through our diversified construction and design-build abilities. In addition, we believe we have demonstrated consistently superior performance on competitively bid or negotiated multi-year, multi-trade, task order and ID/IQ (Indefinite Delivery/Indefinite Quantity) construction programs. We have been chosen by the federal government for significant projects related to defense and reconstruction projects in Iraq and Afghanistan. For example, we are currently working on the reconstruction of electric power facilities in southern Iraq. In addition, we completed two projects to construct buildings and infrastructure at Afghan National Army bases near Kabul and have begun construction of two complete 6,000-person bases in northern and eastern Afghanistan.

We believe we are well positioned to capture additional projects that involve long-term contracts and provide a recurring source of revenues as government expenditures for defense and homeland security increase in response to the global threat of terrorism. For example, we have recently concluded a multi-year contract with the U.S. Department of State, Office of Overseas Buildings Operations, to perform design-build security upgrades at U.S. embassies and consulates throughout the world including Argentina, Brazil, Czech Republic, Laos, Pakistan, the Philippines and Taiwan. We are currently completing a separate contract to consolidate facilities for increased security at the U.S. Embassy in Islamabad, Pakistan. In addition, our proven abilities with federal government projects have enabled us to win contracts from private defense contractors who are executing projects for the federal government. For example, we have been awarded design and construction contracts by Raytheon Integrated Defense Systems for upgrades to radar facilities at Beale Air Force Base in California, the Cobra Dane Facility on Shemya Island, Alaska, and at a Royal Air Force facility in Fylingdales, England to meet the requirements of a new early warning radar system.

We also provide diversified management services to power producers, surety companies and multi-national corporations. Under a five-year contract expiring at the end of 2006, we provide planning, management, maintenance and modification services at 10 nuclear power generating stations, including 17 operating units. We are also under agreement with a major North American surety company to provide rapid response, contract completion services. Upon notification from the surety of a contractor bond default, we provide management or general contracting services to fulfill the contractual and financial obligations of the surety.

Markets and Customers

Our construction services are targeted toward end markets that are diversified across project types, client characteristics and geographic locations. Revenues by business segment for each of the three years in the period ended December 31, 2004 are set forth below:

	Revenues by Segment Year Ended December 31,
	2004	2003	2002
	(in thousands)
Building	$1,298,771	$898,254	$631,860
Civil	138,095	176,877	312,528
Management Services	405,449	298,972	140,653

Total	$1,842,315	$1,374,103	$1,085,041

Revenues by end market for the building segment for each of the three years in the period ended December 31, 2004 are set forth below:

	Building Segment Revenues by End Market
	2004	2003	2002
	(in thousands)
Hospitality and Gaming	$1,042,671	$541,575	$513,374
Sports and Entertainment	10,753	126,705	72,729
Education Facilities	111,296	98,730	1,181
Transportation Facilities	34,801	46,266	14,096
Healthcare Facilities	25,206	53,351	11,264
Other	74,044	31,627	19,216

Total	$1,298,771	$898,254	$631,860

Revenues by end market for the civil segment for each of the three years in the period ended December 31, 2004 are set forth below:

	Civil Segment Revenues by End Market
	2004	2003	2002
	(in thousands)
Highways	$17,394	$64,322	$92,486
Bridges	39,868	16,519	72,312
Mass Transit	46,509	84,967	145,160
Wastewater Treatment and Other	34,324	11,069	2,570

Total	$138,095	$176,877	$312,528

Revenues by end market for the management services segment for each of the three years in the period ended December 31, 2004 are set forth below:

	Management Services Segment Revenues by End Market
	2004	2003	2002
	(in thousands)
U.S. Government Services	$329,095	$218,688	$46,749
Power Facilities Maintenance	59,945	51,724	74,948
Other	16,409	28,560	18,956

Total	$405,449	$298,972	$140,653

We provide our services to a broad range of private and public customers. The allocation of our revenues by client source for each of the three years in the period ended December 31, 2004 are set forth below:

	Revenues by Client Source Year Ended December 31,
	2004	2003	2002
Private Owners	67%	61%	65%
State and Local Governments	15	23	30
Federal Governmental Agencies	18	16	5

	100%	100%	100%

Private Owners. We derived approximately 67% of our revenues from private customers during 2004. Our private customers include major hospitality and gaming resort owners, Native American sovereign nations, private developers, healthcare and retirement companies and a leading owner and operator of power facilities. We provide services to our private customers primarily through negotiated contract arrangements, as opposed to competitive bids.

State and Local Governments. We derived approximately 15% of our revenues from state and local government customers during 2004. Our state and local government customers include state transportation departments, state and local correctional departments, metropolitan authorities, cities, municipal agencies, school districts and public universities. We provide services to our state and local customers primarily pursuant to contracts awarded through competitive bidding processes. Our civil contracting services are concentrated in the northeast, principally in the metropolitan New York and Boston markets. Our building construction services for state and local government customers, which have included schools and dormitories, correctional and healthcare facilities, parking structures and municipal buildings, are in locations throughout the country. Since our acquisition of Cummings in January 2003, we have been particularly active in providing construction services for local government customers in Florida.

Federal Governmental Agencies. We derived approximately 18% of our revenues from federal governmental agencies during 2004. These agencies have included the State Department, the U.S. Navy and the U.S. Army Corps of Engineers. We provide services to federal agencies primarily pursuant to contracts for specific or multi-year assignments that involve new construction or infrastructure improvements. A substantial portion of our revenues from federal agencies is derived from projects in overseas locations. Our share of revenues derived from federal customers has increased steadily in recent years. We expect this trend to continue for the foreseeable future as a result of our expanding base of experience and relationships with federal agencies, together with favorable market and expenditure trends for defense, security and reconstruction work.

Backlog

We include a construction project in our backlog at such time as a contract is awarded or a firm letter of commitment is obtained and funding is in place. As a result, the backlog figures are firm, subject only to the cancellation provisions contained in the various contracts. Historically, these provisions have not had a material adverse effect on us.

As of December 31, 2004, we had a construction backlog of $1.151 billion compared to $1.666 billion at December 31, 2003 and $990 million at December 31, 2002. Backlog is summarized below by business segment as of December 31, 2004 and 2003:

	Backlog by Business Segment
	December 31, 2004		December 31, 2003
	(dollars in thousands)
Building	$570,067	50%	$896,799	54%
Civil	230,711	20	305,698	18
Management Services	350,697	30	463,967	28

Total	$1,151,475	100%	$1,666,464	100%

We estimate that approximately $200 million, or 17%, of our backlog at December 31, 2004 will not be completed in 2005.

Backlog by end market for the building segment as of December 31, 2004 and 2003 is set forth below:

	Building Segment Backlog by End Market
	December 31, 2004		December 31, 2003
	(dollars in thousands)
Hospitality and Gaming	$406,869	71%	$608,161	68%
Sports and Entertainment	3,260	1	9,235	1
Education Facilities	99,221	17	116,013	13
Transportation Facilities	9,806	2	45,529	5
Healthcare Facilities	4,393	1	26,048	3
Other	46,518	8	91,813	10

Total	$570,067	100%	$896,799	100%

Backlog by end market for the civil segment as of December 31, 2004 and 2003 is set forth below:

	Civil Segment Backlog by End Market
	December 31, 2004		December 31, 2003
	(dollars in thousands)
Highways	$12,243	6%	$24,736	8%
Bridges	76,984	33	102,155	33
Mass Transit	53,570	23	60,603	20
Wastewater Treatment and Other	87,914	38	118,204	39

Total	$230,711	100%	$305,698	100%

Backlog by end market for the management services segment as of December 31, 2004 and 2003 is set forth below:

	Management Services Segment Backlog by End Market
	December 31, 2004		December 31, 2003
	(dollars in thousands)
U.S. Government Services	$231,145	66%	$305,496	66%
Power Facilities Maintenance	113,239	32	150,308	32
Other	6,313	2	8,163	2

Total	$350,697	100%	$463,967	100%

Competition

The construction industry is highly competitive and the markets in which we compete have numerous and often larger companies that provide similar services. In certain end markets of the building segment, such as hospitality and gaming, we are one of the largest providers of construction services in the United States, but within other end markets of the building segment, and within the civil and management services segments, there are competitors with significantly greater capabilities and resources. In our building segment, we compete with a variety of national and regional contractors. In the west, our primary competitors are Marnell-Carrao, Huntcor and McCarthy. In the northeast, our primary competitors are Suffolk, Gilbane and Turner and in the southeast our primary competitors include Centex-Rooney, James B. Pirtle and Whiting-Turner. In our management services segment, we compete principally with national engineering and construction firms such as Fluor, Washington Group International and Kellogg Brown & Root. In our civil segment, we compete principally with large civil construction firms that operate in the northeast, including Slattery/Skanska, Granite Construction/Halmar, Tully and Schiavone. We believe price, experience, reputation, responsiveness, customer relationships, project completion track record and quality of work are key factors in customers awarding contracts across our end markets.

Types of Contracts and The Contract Process

Types of Contracts

The general contracting and management services we provide consist of planning and scheduling the manpower, equipment, materials and subcontractors required for the timely completion of a project in accordance with the terms, plans and specifications contained in a construction contract. We provide these services by entering into traditional general contracting arrangements, such as fixed price, guaranteed maximum price and cost plus award fee contracts and, to a lesser extent, construction management or design-build contracting arrangements. These contract types and the risks generally inherent therein are discussed below:

•

Fixed price (FP) contracts, which include fixed unit price contracts, are generally used in competitively bid public civil construction projects and, to a lesser degree, building construction projects and generally commit the contractor to provide all of the resources required to complete a project for a fixed sum or at fixed unit prices. Usually FP contracts transfer more risk to the contractor but offer the opportunity, under favorable circumstances, for greater profits. FP contracts represent a significant portion of our publicly bid civil construction projects. Design-build projects are also generally performed under a FP contract.

•	Cost plus fee (Cost Plus) contracts provide for reimbursement of the costs required to complete a project plus a stipulated fee arrangement. Cost Plus contracts include cost plus fixed fee (CPFF) contracts and cost plus award fee (CPAF) contracts. CPFF contracts provide for reimbursement of the costs required to complete a project plus a fixed fee. CPAF contracts provide for reimbursement of the costs required to complete a project plus a base fee as well as an incentive fee based on cost and/or schedule performance. Cost Plus contracts serve to minimize the contractor’s financial risk, but may also limit profits. Services provided by our management services segment to various U.S. government agencies often are performed under Cost Plus contracts which subject us to compliance with the Federal Acquisition Regulations, Cost Accounting Standards and to audits by the Defense Contract Audit Agency.

•	Guaranteed maximum price (GMP) contracts provide for a cost plus fee arrangement up to a maximum agreed upon price. These contracts place risks on the contractor for amounts in excess of the GMP, but may permit an opportunity for greater profits than under Cost Plus contracts through sharing agreements with the owner on any cost savings that may be realized. Services provided by our building segment to various private customers often are performed under GMP contracts.

•	Construction management (CM) contracts are those under which a contractor agrees to manage a project for the owner for an agreed-upon fee, which may be fixed or may vary based upon negotiated factors. CM contracts serve to minimize the contractor’s financial risk, but may also limit profit relative to the overall scope of a project.

Historically, a high percentage of our contracts have been of the fixed price and GMP type. A summary of revenues and backlog by type of contract for each of the three years in the period ended December 31, 2004 follows:

	Backlog as of Year Ended December 31,
	2004	2003	2002
Fixed Price	32%	30%	30%
Cost Plus, GMP or CM	68	70	70

	100%	100%	100%

	Revenues for the Year Ended December 31,
	2004	2003	2002
Fixed Price	20%	18%	35%
Cost Plus, GMP or CM	80	82	65

	100%	100%	100%

The Contract Process

We identify potential projects from a variety of sources, including advertisements by federal, state and local governmental agencies, through the efforts of our business development personnel and through meetings with other participants in the construction industry such as architects and engineers. After determining which projects are available, we make a decision on which projects to pursue based on such factors as project size, duration, availability of personnel, current backlog, competitive advantages and disadvantages, prior experience, contracting agency or owner, source of project funding, geographic location and type of contract.

After deciding which contracts to pursue, we generally have to complete a prequalification process with the applicable agency or customer. The prequalification process generally limits bidders to those companies with operational experience and financial capability to effectively complete the particular project(s) in accordance with the plans, specifications and construction schedule.

The estimating process typically involves three phases. Initially, we perform a detailed review of the plans and specifications, summarize the various types of work involved and related estimated quantities, determine the project duration or schedule and highlight the unique and riskier aspects of the project. After the initial review, we decide whether or not to continue to pursue the project. If the answer is positive, we perform the second phase of the estimating process which consists of estimating the cost and availability of labor, material, equipment, subcontractors and the project team required to complete the project on time and in accordance with the plans and specifications. The final phase consists of a detailed review of the estimate by management including, among other things, assumptions regarding cost, approach, means and methods, productivity and risk. After the final review of the cost estimate, management adds an amount for profit to arrive at the total bid amount.

Public bids to various governmental agencies are generally awarded to the lowest bidder. Requests for proposals or negotiated contracts with public or private customers are generally awarded based on a combination of technical capability and price, taking into consideration factors such as project schedule and prior experience.

During the construction phase of a project, we monitor our progress by comparing actual costs incurred and quantities completed to date with budgeted amounts and the project schedule and periodically, at a minimum on a quarterly basis, prepare an updated estimate of total forecasted revenue, cost and profit for the project.

During the normal course of most projects, the customer and sometimes the contractor initiate modifications or changes to the original contract to reflect, among other things, changes in specifications or design, construction method or manner of performance, facilities, equipment, materials, site conditions and period for completion of the work. Generally, the scope and price of these modifications are documented in a “change order” to the original contract and reviewed, approved and paid in accordance with the normal change order provisions of the contract.

Many times the contract requires us to perform extra or change order work as directed by the customer even if the customer has not agreed in advance on the scope or price of the work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the customer agrees that the work performed qualifies as extra work, the price the customer is willing to pay for the extra work. Even when the customer agrees to pay for the extra work, we may be required to fund the cost of such work for a lengthy period of time until the change order is approved and funded by the customer. Also, these unapproved change orders, contract disputes or claims result in costs being incurred by us that cannot be billed currently and, therefore, are reflected as “Unbilled Work” in our balance sheet. See Note 1(d) of Notes to Consolidated Financial Statements. In addition, any delay caused by the extra work may adversely impact the timely scheduling of other project work and our ability to meet specified contract milestone dates.

The process for resolving claims vary from one contract to another but, in general, we attempt to resolve claims at the project supervisory level through the normal change order process or with higher levels of management within our organization and the customer’s organization. Depending upon the terms of the contract, claim resolution may employ a variety of other resolution methods, including mediation, binding or non-binding arbitration or litigation. Regardless of the process, when a potential claim arises on a project, we typically have the contractual obligation to perform the work and must incur the related costs. We do not recoup the costs until the claim is resolved. It is not uncommon for the claim resolution process to take months or years to resolve, especially if it involves litigation.

Our contracts generally involve work durations in excess of one year. Revenue from our contracts in process is generally recorded under the percentage of completion contract accounting method. For a more detailed discussion of our policy in these areas, see Note 1(d) of Notes to Consolidated Financial Statements, entitled “Method of Accounting for Contracts”.

Construction Costs

While our business may experience some adverse consequences if shortages develop or if prices for materials, labor or equipment increase excessively, provisions in certain types of contracts often shift all or a major portion of any adverse impact to the customer. On fixed price contracts, we attempt to insulate ourselves from the unfavorable effects of inflation by incorporating escalating wage and price assumptions, where appropriate, into our construction bids and by obtaining firm fixed price quotes from major subcontractors and material suppliers at the time of the bid. Construction and other materials used in our construction activities are generally available locally from multiple sources and have been in adequate supply during recent years. Construction work in selected overseas areas primarily employs expatriate and local labor which can usually be obtained as required.

Environmental Matters

Our properties and operations are subject to federal, state and municipal laws and regulations relating to the protection of the environment, including requirements for water discharges, air emissions, the use, management and disposal of solid or hazardous materials or wastes and the cleanup of contamination. For example, we must apply water or chemicals to reduce dust on road construction projects and to contain contaminants in storm run-off water at construction sites. In certain circumstances, we may also be required to hire subcontractors to dispose of hazardous materials encountered on a project in accordance with a plan approved in advance by the owner. We believe that we are in substantial compliance with all applicable laws and regulations. However, future requirements or amendments to current laws or regulations imposing more stringent requirements could require us to incur additional costs to maintain or achieve compliance.

In addition, some environmental laws, such as the U.S. federal “Superfund” law and similar state statutes, can impose liability for the entire cost of cleanup of contaminated sites upon any of the current or former owners or operators or upon parties who sent wastes to these sites, regardless of who owned the site at the time of the release or the lawfulness of the original disposal activity. Contaminants have been detected at some of the sites that we own, or where we worked as a contractor in the past, and we have incurred costs for investigation or remediation of hazardous substances. We also believe that our liability for these sites will not be material, either individually or in the aggregate, and have pollution legal liability insurance available for such matters. We believe that we have minimal exposure to environmental liability as a result of the activities of Perini Environmental Services, Inc., or Perini Environmental, a wholly owned subsidiary of Perini that was phased out during 1997. Perini Environmental provided hazardous waste engineering and construction services to both private clients and public agencies nationwide. Perini Environmental was responsible for compliance with applicable laws in connection with its activities; however, Perini and Perini Environmental generally carried insurance or received indemnification from customers to cover the risks associated with the remediation business.

We own real estate in four states and as an owner, are subject to laws governing environmental responsibility and liability based on ownership. We are not aware of any significant environmental liability associated with our ownership of real estate.

Real Estate Operations

Effective June 30, 1999, management adopted a plan to withdraw completely from the real estate development business and to wind down the operations of Perini Land and Development Company, or PL&D, our wholly owned real estate development subsidiary. Accordingly, approximately 98% of the property has been liquidated since June 30, 1999. Since December 31, 2002, the only land remaining to be sold consists of certain fully developed parcels in Raynham, Massachusetts. This property is primarily included in “Other Assets” on the Consolidated Balance Sheets. (See Note 13 of Notes to Consolidated Financial Statements.)

Insurance and Bonding

All of our properties and equipment, both directly owned or owned through joint ventures with others, are covered by insurance and management believes that such insurance is adequate. In addition, we maintain general liability, excess liability and workers’ compensation insurance in amounts that we believe are consistent with our risk of loss and industry practice. Due to tight conditions in the insurance market, commencing in the calendar year 2002 and continuing through 2004, we purchased workers’ compensation and general liability policies at substantially higher premiums with a self-insured deductible limit of $250,000 per occurrence, with appropriate aggregate caps on losses retained.

As a normal part of the construction business, we are often required to provide various types of surety bonds as an additional level of security of our performance. We have surety arrangements with several sureties, one of which we have dealt with for over 75 years and another of which owns approximately 10.5% of our outstanding common stock. (See Note 12 of Notes to Consolidated Financial Statements.)

Employees

The total number of personnel employed by us is subject to seasonal fluctuations, the volume of construction in progress and the relative amount of work performed by subcontractors. During 2004, our average number of employees was approximately 2,400, with a maximum of approximately 3,600 and a minimum of approximately 1,500.

We operate primarily as a union contractor. As such, we are a signatory to numerous local and regional collective bargaining agreements, both directly and through trade associations, throughout the country. These agreements cover all necessary union crafts and are subject to various renewal dates. Estimated amounts for wage escalation related to the expiration of union contracts are included in our bids on various projects and, as a result, the expiration of any union contract in the next fiscal year is not expected to have any material impact on us. As of December 31, 2004, approximately 680 of our total of 1,520 employees were union employees. During the past several years, we have not experienced any work stoppages caused by our union employees.

Properties

Properties used in our construction operations as of December 31, 2004 are summarized below:

	Business Segment(s)	Owned or Leased by Perini	Approximate Acres	Approximate Square Feet of Office Space
Principal Offices
Framingham, MA	Building, Civil and Management Services	Owned	9	100,000
Phoenix, AZ	Building	Leased	—	22,700
Peekskill, NY	Civil	Owned	2	21,000
Ft. Lauderdale, FL	Building	Leased	—	17,500
Las Vegas, NV	Building	Leased	—	7,400
Celebration, FL	Building	Leased	—	4,800
Carlsbad, CA	Building	Leased	—	3,900
Detroit, MI	Building	Leased	—	2,500

			11	179,800

Principal Permanent Storage Yards
Bow, NH	Civil	Owned	70
Framingham, MA	Building and Civil	Owned	6
Las Vegas, NV	Building	Leased	2
Peekskill, NY	Civil	Owned	3

			81

We believe our properties are well maintained, in good condition, adequate and suitable for our purpose and fully utilized. Properties for sale applicable to our previously discontinued real estate activities are described above under “Real Estate Operations.”

Available Information

Our periodic and current reports, proxy and information statements, and other information that we file with the Securities and Exchange Commission are made available free of charge through our website, www.perini.com, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission. Except for these reports, the information on our website is not part of this prospectus. Such reports are also available on the Securities and Exchange Commission’s website at www.sec.gov, or at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, NW, Washington, DC, 20549. Information may be obtained on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Legal Proceedings

Mergentime—Perini Joint Ventures vs. WMATA Matter

On May 11, 1990, contracts with two joint ventures in which Perini held a 40% interest were terminated by the Washington Metropolitan Area Transit Authority, or WMATA, on two subway construction projects in the District of Columbia. The contracts were awarded to the joint ventures in 1985 and 1986. However, Perini and Mergentime Corporation, or Mergentime, the 60% managing partner, entered into an agreement in 1987 under which Perini withdrew from the joint ventures and Mergentime assumed complete control over the performance of both projects. This agreement did not relieve Perini of its responsibilities to WMATA as a joint venture partner. After Perini withdrew from the joint ventures, Mergentime and WMATA had a dispute regarding progress on the projects. After both construction contracts were terminated, WMATA retained Perini, acting independently, to complete both projects.

Subsequently, the joint ventures brought an action in the United States District Court for the District of Columbia against WMATA, seeking damages for delays, unpaid extra work and wrongful termination and WMATA brought an action against the joint ventures seeking damages for additional costs to complete the projects. After a bench trial, the District Court found the joint ventures liable to WMATA for damages in the amount of approximately $16.5 million and WMATA liable to the joint ventures for damages in the amount of approximately $4.3 million.

The joint ventures appealed the judgment to the United States Court of Appeals for the District of Columbia, and on February 16, 1999, the Court of Appeals vacated the District Court’s final judgment and ordered the District Court to review its prior findings and hold further hearings in regard to the joint venture’s affirmative claims. In addition, the Court of Appeals held that statutory interest on any of the claims will not accrue until final judgment is entered sometime in the future.

On February 28, 2001, a successor District Court Judge informed the parties that he could not certify adequate familiarity with the record to complete the remaining proceedings; therefore, he granted the joint ventures’ motion for a new trial. The joint ventures are seeking $28.9 million, plus interest, from WMATA, and WMATA is seeking $29.3 million from the joint ventures. A new trial was completed in January 2002 and a decision is still pending. The ultimate financial impact of the Judge’s pending decision is not yet determinable; therefore, no provision for loss, if any, has been recorded in the financial statements.

Tutor-Saliba-Perini Joint Venture vs. Los Angeles MTA Matter

During 1995, a joint venture, Tutor-Saliba-Perini, or the Joint Venture, in which Perini Corporation, or Perini, is the 40% minority partner and Tutor-Saliba Corporation, or Tutor-Saliba, of Sylmar, California is the

60% managing partner, filed a complaint in the Superior Court of the State of California for the County of Los Angeles against the Los Angeles County Metropolitan Transportation Authority, or the LAMTA, seeking to recover costs for extra work required by the LAMTA in connection with the construction of certain tunnel and station projects. In February 1999, the LAMTA countered with civil claims under the California False Claims Act against the Joint Venture, Tutor-Saliba and Perini jointly and severally (together, TSP). Ronald N. Tutor, the Chairman and Chief Executive Officer of Perini since March 2000, is also the chief executive officer and the sole stockholder of Tutor-Saliba.

Claims concerning the construction of the LAMTA projects were tried before a jury in 2001. During trial, the Judge ruled that the Joint Venture had failed to comply with the Court’s prior discovery orders and the Judge penalized TSP, for the alleged non-compliance by dismissing the Joint Venture’s claims and by ruling, without a jury finding, that TSP was liable to the LAMTA for damages on the LAMTA’s counterclaims. The Judge then instructed the jury that TSP was liable to the LAMTA and charged the jury with the responsibility of determining the amount of the damages based on the Judge’s ruling. The jury awarded the LAMTA approximately $29.6 million in damages.

On March 26, 2002, the Judge amended the award, ordering TSP to pay the LAMTA an additional $33.4 million in costs and attorney fees, with the aggregate $63.0 million award subject to interest at an annual rate of 10% from the date of the award.

TSP appealed the Judge’s discovery sanction, the subsequent judgment and the amended judgment.

On January 25, 2005, the State of California Court of Appeal issued an opinion in which it reversed the entire $63.0 million trial court’s judgment and found that the trial court judge had abused his discretion and violated TSP’s due process rights and imposed an impermissibly overbroad sanction in issuing terminating sanctions that prevented the Joint Venture from presenting its claims and severely limited TSP in defending itself against the LAMTA’s lawsuit. The Court of Appeal also directed the trial court to dismiss LAMTA’s claims that TSP had violated the Unfair Competition Law and remanded the Joint Venture’s claims against LAMTA for extra work required by LAMTA and LAMTA’s counterclaim under the California False Claim Act against TSP to the trial court for further proceedings, including a new trial.

Because this case is now scheduled to be retried, the ultimate financial impact of the lawsuit is not yet determinable. Therefore, no provision for loss, if any, has been recorded in the financial statements.

City of San Francisco vs. Tutor-Saliba, Perini & Buckley Joint Venture Matter

In November 2002, the San Francisco City Attorney, on behalf of the City and County of San Francisco and the citizens of California, filed a civil action with a demand for a jury trial against the Tutor-Saliba, Perini & Buckley Joint Venture, or the Joint Venture, Perini Corporation, or Perini, Tutor-Saliba Corporation, or Tutor-Saliba, and Buckley & Company, Inc., or Buckley, and their bonding companies in the United States District Court in San Francisco relating to seven projects for work on the expansion of the San Francisco International Airport. A second amended complaint was filed in July 2003 which, among other things, added Ronald N. Tutor as a defendant. The Joint Venture was established by Tutor-Saliba, Perini and Buckley through two joint venture agreements dated October 28, 1996 and February 11, 1997. The Joint Venture had agreements with the Owner to perform work (“Contracts”) on only two of the above projects (“Projects”) and, as part of those Contracts, the Joint Venture provided performance and payment bonds to the Owner (“Bonds”).

On or about May 24, 2004, the Court granted substantial portions of the defendants’ motion to dismiss the plaintiffs’ second amended complaint with leave to amend certain causes of action. On June 21, 2004, the plaintiffs filed their third amended complaint. In the third amended complaint, the plaintiffs allege, among other things, various overcharges, bidding violations, violations of minority contracting regulations, civil fraud, violation of the California False Claims and Unfair Competition Acts and breach of contract. In addition, the plaintiffs allege that the defendants have violated the United States Racketeer Influenced Corrupt Organizations Act. The plaintiffs have asserted approximately $45 million in actual damages against the Joint Venture and each of its partners as well as substantial liquidated damages, treble damages, punitive and exemplary damages, various civil penalties and a declaration that Tutor-Saliba and the Joint Venture are irresponsible bidders. The defendants filed a Motion to Dismiss the Third Amended Complaint in August, 2004. A decision thereon is pending.

Tutor-Saliba is the managing partner of the Joint Venture and, in December 1997, Perini sold its entire 20% interest in the Joint Venture to Tutor-Saliba. As part of that sale agreement, Tutor-Saliba agreed to indemnify Perini from any liability that Perini is required to pay by reason of or arising out of any event or occurrence subsequent to the date of the sale of Perini’s interest in the Joint Venture in any way connected with the joint venture agreements, the Contracts, the Projects and the Bonds. It is unclear based on the plaintiff’s current complaint whether the claims against the Joint Venture arise out of events that occurred subsequent to the date of the sale of Perini’s interest. The ultimate financial impact of this action is not yet determinable.

Perini/Kiewit/Cashman Joint Venture—Central Artery/Tunnel Project Matter

Perini/Kiewit/Cashman Joint Venture, or PKC, a joint venture in which Perini holds a 56% interest and is the managing partner, is currently pursuing a series of claims for additional contract time and/or compensation against the Massachusetts Highway Department, or MHD, for work performed by PKC on a portion of the Central Artery/Tunnel project in Boston, Massachusetts. During construction, MHD ordered PKC to perform changes to the work and issued related direct cost changes with an estimated value, excluding time delay and inefficiency costs, in excess of $100 million. In addition, PKC encountered a number of unforeseen conditions during construction that greatly increased PKC’s cost of performance.

Certain of PKC’s claims have been presented to a Disputes Review Board, or the DRB, which consists of three construction experts chosen by the parties. To date, the DRB has ruled on a binding basis that PKC is entitled to additional compensation for its contract time delay claim in the amount of $17.4 million. On March 20, 2002, the Superior Court of the Commonwealth of Massachusetts approved PKC’s request to confirm the DRB’s $17.4 million award. The MHD has appealed the Superior Court decision to the Appeals Court of the Commonwealth of Massachusetts.

The DRB has also ruled on a binding basis that PKC is entitled to additional compensation awards totaling $17.1 million for impacts and inefficiencies caused by MHD to certain of PKC’s work. PKC has filed applications in these actions in the Massachusetts Superior Court seeking to confirm the awards, and MHD has filed applications to vacate these awards.

Under the Dispute Resolution Rules of the contract, either party may periodically terminate the services of some or all of the DRB members, provided that members who are removed under this provision will remain on the DRB through the completion of any then pending claims. The MHD removed the “Second DRB” members under this provision, although those members have continued to hear claims that were pending when it was terminated. Replacement (“Third”) DRB members have been agreed upon (although PKC has asserted a challenge to the Chairman due to a conflict of interest, and the Chairman will likely be replaced). Proceedings before the Second and Third DRBs were postponed pending completion of the negotiation and mediation discussed below.

The pending claims yet to be decided by the Second DRB on a binding basis have an anticipated value of $49.4 million. The remaining claims to be decided by the Third DRB on a binding basis have an anticipated value of $72.6 million.

In December 2002, PKC and MHD entered into an agreement to attempt to resolve by negotiation and mediation all of the outstanding claims on the project. As part of the agreement, the MHD made certain provisional payments to PKC. The parties also agreed to stay the pending litigation and DRB proceedings during the negotiations. The parties began mediation on all claims in September 2003. The mediation continued until October 2004. No claims were settled.

The mediation agreement has been terminated, and the hearings before the Second DRB, Third DRB, and the courts have resumed. The MHD has since asserted that the mediation/negotiation agreement terminated all authority of the Second DRB to hear pending claims and transferred those claims to the Third DRB. The MHD refuses to pay the Second DRB for its services or participate in hearings before the Second DRB. This issue is expected to be the subject of further litigation.

Management has made an estimate of the total anticipated cost recovery on this project and it is included in revenue recorded to date. To the extent new facts become known or the final cost recovery included in the claim settlement varies from this estimate, the impact of the change will be reflected in the financial statements at that time.

On August 14, 2002, the Massachusetts Attorney General’s office, pursuant to its authority under the Massachusetts False Claims Act, served a Civil Investigative Demand (“CID”) on Perini and the other joint venture partners. The CID sought the production of certain construction claims documentation in connection with the Central Artery/Tunnel Contract No. C11A1. In September 2004, the Attorney General ‘s office presented a list of items that it believed constitute possible false claims. PKC made a responsive presentation to the Attorney General’s office in January 2005. PKC vigorously denies that it submitted any false claims and is cooperating with the Attorney General’s office in the ongoing investigation.

Redondo/Perini Joint Venture vs. Siemens Transportation Matter

This is a binding arbitration proceeding arising out of a contract between the Redondo/Perini Joint Venture, or RPJV, a joint venture in which Perini and Redondo Construction Corp., or Redondo, each have a 50% interest and the Siemens Transportation Partnership, S.E., Puerto Rico, or STP. STP is constructing a public metropolitan passenger rail transportation project for the Commonwealth of Puerto Rico and RPJV is responsible for the design and construction of a portion of the project.

On March 19, 2002, Redondo filed a petition for reorganization under 11 U.S.C. Chapter 11 in U.S. Bankruptcy Court for the District of Puerto Rico.

On December 23, 2002, RPJV filed an arbitration demand against STP seeking the recovery of approximately $38 million of additional costs related to design changes and the late completion of the design. On January 31, 2003, STP filed a counter-demand against RPJV seeking the recovery of damages allegedly related to defects in design and construction and the late completion of RPJV’s work in the amount of approximately $17.9 million along with the repayment of approximately $22.6 million for alleged advances previously paid to RPJV.

The parties have each revised their statement of damages. RPJV’s total claim is approximately $74 million. STP’s revised claim is now approximately $54.5 million, including its claim for alleged advances already paid.

Arbitration evidentiary hearings have commenced and are continuing.

On October 7, 2004, STP filed suit against Perini in New York state court seeking enforcement against Perini of a Guaranty Agreement that allegedly guarantees the performance and payment obligations of the subject RPJV/Siemens Contract in an amount to be determined at trial, but not less than $27 million.

On December 3, 2004, the Arbitrators dismissed Perini’s claims for general delay damages, and general conditions, its claim for damages under cardinal change theory and the claim amount of a subcontractor. Perini’s remaining claims are for $46.7 million.

Management has made an estimate of the anticipated total cost recovery on this project and it is included in revenue recorded to date. To the extent new facts become known or the final cost recovery included in the claim settlement varies from this estimate, the impact of the change will be reflected in the financial statements at that time.

$21.25 Preferred Shareholders Class Action Lawsuit

On October 15, 2002, Frederick Doppelt, Arthur I. Caplan and Leland D. Zulch filed a lawsuit individually, and as representatives of a class of holders of the $2.125 Depositary Convertible Exchangeable Preferred Shares, representing 1/10 Share of $21.25 Convertible Exchangeable Preferred Stock (“Depositary Shares”) against certain current and former directors of Perini. This lawsuit is captioned Doppelt, et al. v. Tutor, et al., and is pending before the United States District Court for the District of Massachusetts. Mr. Doppelt is a current director of Perini and Mr. Caplan is a former director of Perini. Specifically, the original complaint alleged that the defendants breached their fiduciary duties owed to the holders of the Depositary Shares and to Perini. The plaintiffs principally allege that the defendants improperly authorized the exchange of Series B Preferred Stock for common stock while simultaneously refusing to pay accrued dividends due on the Depositary Shares.

In July 2003, the plaintiffs filed an amended Complaint. The amended complaint added an allegation that the defendants have further breached their fiduciary duties by authorizing a tender offer for the purchase of up to 90% of the Depositary Shares and an allegation that the collective actions of the defendants constitute unfair and deceptive business practices under the provisions of the Massachusetts Consumer Protection Act. The amended complaint withdrew the allegation of a breach of fiduciary duty owed to Perini, but retained the allegation with respect to a breach of those duties owed to the holders of the Depositary Shares.

On April 12, 2004, pursuant to Defendants’ Motions to Dismiss, the Court dismissed the claim under the Massachusetts Consumer Protection Act. The Court did not dismiss the claim for breach of fiduciary duty, except as such claim relates to the tender offer for the purchase of the Company’s Depositary Shares. Pursuant to the Court’s April 12, 2004 Order, in May 2004 the plaintiffs filed a third amended complaint and a motion for class certification. Defendants filed an answer denying any and all claims of wrongdoing and asserting affirmative defenses.

On November 30, 2004, Perini announced that the parties had reached an agreement for settlement of the Action. Under the terms of the settlement, Perini would purchase all of the Depositary Shares submitted in the settlement for consideration of $19.00 per share in cash and one share of Perini common stock. The named plaintiffs have agreed to support the settlement. As of December 31, 2004, there were 559,273 Depositary Shares outstanding. In the event that fewer than 200,000 Depositary Shares are submitted in the settlement, Perini may terminate the settlement agreement and the parties will revert to their previous positions in the litigation. The proposed settlement is subject to the approval of the Court. Frederick Doppelt will resign from his position as a director of Perini upon Court approval of the settlement.

In 2001, a similar lawsuit was filed by some of the same plaintiffs in the United States District Court for the Southern District of New York, which claimed that the Company breached its contract with the holders of Depositary Shares. In 2002, the case was dismissed and upon appeal by the plaintiffs to the Untitled States Court of Appeals for the Second Circuit, the Court of Appeals affirmed the dismissal.

MANAGEMENT

The following table shows information about our executive officers and directors as of December 31, 2004:

Name	Age	Position
Ronald N. Tutor	64	Chairman, Chief Executive Officer and Director (Class II)
Robert Band	57	President, Chief Operating Officer and Director (Class I)
Michael E. Ciskey	55	Vice President, Chief Financial Officer
Zohrab B. Marashlian	60	President, Perini Civil Construction, a division of Perini
Craig W. Shaw	50	President, Perini Building Company, Inc., a wholly owned subsidiary of Perini
Peter Arkley	50	Director (Class III)
Willard W. Brittain, Jr.	57	Director (Class II)
James A. Cummings	60	Director (Class III)
Frederick Doppelt	86	Director
Robert A. Kennedy	69	Director (Class II)
Michael R. Klein	62	Director (Class I)
Robert L. Miller	64	Director (Class I)
Raymond R. Oneglia	57	Director (Class III)
Martin Shubik	78	Director

Ronald N. Tutor has served as our Chief Executive Officer since March 2000 and as one of our directors since January 1997. He has also served as our Chairman since July 1999. He previously served as our Vice Chairman from January 1998 to July 1999, and Chief Operating Officer from January 1997 until March 2000 when he became Chief Executive Officer. Mr. Tutor also serves as Chairman, President and Chief Executive Officer of Tutor-Saliba Corporation, a California corporation engaged in the construction industry.

Robert Band has served as a director since May 1999. He has also served as Chief Operating Officer since March 2000 and as President since May 1999. He previously served as Chief Executive Officer from May 1999 until March 2000, Executive Vice President and Chief Financial Officer from December 1997 until May 1999 and President of Perini Management Services, Inc. since January 1996.

Michael E. Ciskey has served as Chief Financial Officer since November 2003 and as Vice President since May 1984. He previously served as Corporate Controller from April 1999 until November 2003, Operations Controller from May 1998 until April 1999 and as Division Controller for various Perini civil construction business units from 1984 until 1998.

Zohrab B. Marashlian has served as President of Perini Civil Construction, a division of Perini that is responsible for Perini’s civil construction operations, since December 1997. From April 1995 until December 1997, he served as President of Perini’s Metropolitan New York Division.

Craig W. Shaw has served as President of Perini Building Company, a wholly owned subsidiary of Perini responsible for Perini’s building construction operations, since October 1999. From April 1995 until October 1999, he served as President of Perini Building Company, Western U.S. Division.

Peter Arkley has served as a director since May 2000. He has served as Managing Principal of AON Risk Services, Inc., an insurance and bonding brokerage firm, since January 1996.

Willard W. Brittain, Jr. has served as a director since November 2004. He has served as Chairman and Chief Executive Officer of Professional Resources on Demand, a senior executive staffing company, since 2002. From 2000 to 2002, he served as Chief Operating Officer of PwC Consulting, a provider of global management consulting and information technology services, and as Chief Operating Officer of PricewaterhouseCoopers LLP, and its predecessor Price Waterhouse, from 1995 to 2002.

James A. Cummings has served as a director since March 2003. He has served as Chairman and Chief Executive Officer of James A. Cummings, Inc. since 2001. He previously served as President of Cummings from 1981 until 2003.

Frederick Doppelt has served as a director since May 1998. He has been a self-employed attorney specializing in trust and estate matters since 1983.

Robert A. Kennedy has served as a director since March 2000. From 1994 to 2003, Mr. Kennedy served in various capacities for The Union Labor Life Insurance Company, a provider of insurance and certain financial services to its union members and related trust funds, including as Vice President of Special Projects from 2001 to 2003. Mr. Kennedy currently serves as a consultant to The Union Labor Life Insurance Company.

Michael R. Klein has served as a director since January 1997 and as Vice Chairman of our Board since September 2000. Mr. Klein has been a partner of the law firm of Wilmer Cutler Pickering Hale & Dorr LLP, since 1974. Mr. Klein also serves as Chairman of the Board of Directors of CoStar Group, Inc., a provider of commercial real estate information, and as a director of SRA International, Inc., a provider of technology services and solutions to United States government organizations.

Robert L. Miller has served as a director since October 2004. He has served as a consultant and member of the Board of Directors of SEI Chemical LLC since 2002. He is also an investor and developer of real estate properties. From 1999 to 2002, he served on the Los Angeles Water Quality Control Board. Mr. Miller currently serves on the Valuations Committee of Caltius Mezzanine Funds.

Raymond R. Oneglia has served as a director since March 2000. He has also served as Vice Chairman of the Board of Directors of O&G Industries, Inc., a Connecticut corporation engaged in the construction industry, since 1997 and has served in various operating and administrative capacities since 1970.

Martin Shubik has served as a director since May 2004. He has also served as the Seymour Knox Chair Professor of Mathematical Institutional Economics in the Department of Economics of the Cowles Foundation and School of Management, Yale University since 1998.

Information Regarding our Board of Directors

Our affairs are managed under the direction of our Board of Directors. Our directors serve until their successors are duly elected and qualified or until their earlier resignation, removal or disqualification. There are no family relationships between our directors and executive officers. For certain relationships between us and our directors see “Certain Transactions.” Our Board of Directors currently consists of eleven directors, of which eight (Messrs. Arkley, Brittain, Jr., Klein, Kennedy, Miller, Oneglia, Doppelt and Shubik) are independent, as defined by the New York Stock Exchange listing standards, and as affirmed by our Board of Directors. The independent directors of our Board meet in executive sessions without management on a regularly scheduled basis and at least twice annually, or as many times as they deem necessary.

The Board of Directors met six times during 2004. Our Board of Directors is divided into three approximately equal classes, each of whose members will serve for a staggered three-year term. Our Board of Directors consists of Mr. Band, Mr. Miller and Mr. Klein as Class I directors, whose term of office will continue until the 2006 annual meeting of stockholders, Mr. Brittain, Mr. Kennedy and Mr. Tutor as Class II directors, whose term of office will continue until the 2007 annual meeting of stockholders, and Mr. Arkley, Mr. Cummings and Mr. Oneglia as Class III directors, whose term of office will continue until the 2005 annual meeting of stockholders.

The holders of the $21.25 Preferred Stock have the right to elect, voting as a separate class, two directors in the event that dividends on the $21.25 Preferred Stock are in arrears for at least six quarters. We have not paid any dividends on the $21.25 Preferred Stock since 1995. Mr. Shubik and Mr. Doppelt have been elected by the holders of the $21.25 Preferred Stock to serve as directors of Perini, and their terms will continue until the 2005 annual meeting of stockholders.

During 2004 all of our directors attended at least 75% of the meetings of our Board of Directors and committees of which they are members, except for Peter Arkley who attended approximately 62% of such meetings.

Committees of Our Board of Directors

Audit Committee

Our Board of Directors has an Audit Committee, which consists of Michael R. Klein (Chair), Raymond R. Oneglia, Willard W. Brittain, Jr. and Robert A. Kennedy. Each of the members of the Audit Committee meets the independence and experience requirements of the rules of the New York Stock Exchange and the Securities and Exchange Commission, as affirmed by the Board. Based upon review of his qualifications, the Board of Directors has designated Mr. Brittain as the Audit Committee’s “financial expert” as defined in Item 401(b) of Regulation S-K. The Audit Committee met eight times during 2004 and is required to have at least four regular meetings each year. The primary duties and responsibilities of the Audit Committee are to:

•	oversee that management maintains the integrity of our internal controls, financial systems and financial statements;

•	review the annual audited financial statements with management and the independent auditor;

•	appoint and evaluate the independent auditor;

•	oversee that management maintains compliance with legal and regulatory requirements;

•	meet with the independent auditor in executive session at least annually;

•	monitor the independence and performance of both our internal and external auditors; and

•	annually review the Audit Committee’s charter and performance.

Compensation Committee

Our Board of Directors has a Compensation Committee, which consists of Raymond R. Oneglia (Chair), Michael R. Klein and Robert L. Miller. Each of the members of the Compensation Committee meets the independence requirements of the rules of the New York Stock Exchange, as affirmed by the Board. The Compensation Committee met seven times during 2004 and is required to have at least three regular meetings each year. The duties of the Compensation Committee include:

•	review and recommend to our Board of Directors compensation of directors for service on the Board and its committees;

•	evaluate our Chief Executive Officer’s performance in light of established goals and objectives; recommend to the Board for its approval the base compensation of the Chairman and Chief Executive Officer, and to review and approve the salary recommendations of the Chairman and Chief Executive Officer with respect to other members of senior management;

•	recommend to the Board annual profit and other targets for us for the purpose of determining incentive compensation awards under the provisions of the incentive compensation plans that may be in effect from time to time;

•	oversee administration of the incentive compensation plans in effect including (i) approval of participants in such plans; (ii) establishment of performance goals; (iii) approval of payment, if any, of bonuses; (iv) determination of whether the form of payment will be cash, common stock, or a combination thereof; (v) interpretation of the plans; and (vi) establishment of such other rules and regulations and performance of other acts it believes to be reasonable and proper in this regard; and

•	prepare and approve a report on executive compensation as required by the Securities and Exchange Commission to be included in our annual proxy statement.

Corporate Governance and Nominating Committee

Our Board of Directors has a Corporate Governance and Nominating Committee, which consists of Michael R. Klein (Chair), Peter Arkley and Raymond R. Oneglia. Each of the members of the Corporate Governance and Nominating Committee meets the independence requirements of the rules of the New York Stock Exchange, as affirmed by the Board. The Corporate Governance and Nominating Committee met four times during 2004 and is required to have at least two regular meetings each year. The duties of the Corporate Governance and Nominating Committee include:

•	identifying individuals qualified to become directors and recommending to the Board the persons to be nominated for election as directors at the annual meeting of stockholders;

•	recommending director nominees for each committee of the Board and nominees for Chair of each committee;

•	evaluating the independence of each Board member and so advising the Board;

•	conducting a review and update as necessary of the Corporate Governance Guidelines and the Code of Business Conduct and Ethics;

•	conducting evaluations of the performance of the Board and each committee, including a self-evaluation; and

•	nominating a lead director whose duties shall include presiding at executive sessions of the independent directors.

Directors’ Compensation

During 2004, fees for our outside directors consisted of an annual retainer fee of $25,000, plus $900 per Board meeting attended in person ($300 for telephonic attendance), as well as $900 per Committee meeting attended in person ($300 for telephonic attendance) by members of the Compensation and Corporate Governance and Nominating Committees. Mr. Ronald N. Tutor, our Chairman since July 1, 1999 and our Chairman and Chief Executive Officer since March 29, 2000, has opted to receive no director fees because he is a party to a Management Agreement described in “Certain Transactions” below.

The Chair of the Audit Committee receives an additional annual retainer fee of $10,000 and each member of the Audit Committee receives a per meeting fee of $2,000 for meetings attended in person and $500 for meetings attended telephonically.

Employment Agreement with James A. Cummings

Mr. Cummings, a director of Perini, serves as Chief Executive Officer of Cummings pursuant to an employment agreement dated January 21, 2003. The employment agreement has a five-year term, subject to termination by notice. The employment agreement provides for an initial base salary of $250,000 through May 31, 2004 with the opportunity to earn an annual bonus of 100% of base salary if certain performance goals are met by Cummings. Effective June 1, 2004, Mr. Cummings will continue to receive a base salary of $250,000 through May 31, 2005. Under the employment agreement, Mr. Cummings is entitled to participate in any compensation, benefit and insurance programs maintained by us in which our senior executives are eligible to participate and certain other benefits, including reimbursement for automobile leases, general contracting license fees and any continuing education fees to maintain such license and certain reimbursements for country club dues.

If Mr. Cummings’ employment is terminated by Cummings without cause or Mr. Cummings terminates his employment with Cummings for cause (as such term is defined in the employment agreement), then Mr. Cummings is entitled to receive his base salary until the earlier of (i) one year from the date of termination or (ii) the expiration of the employment agreement, subject to certain limitations, a pro rata portion of his annual bonus and approximately $727,000 as payment for amounts otherwise due to Mr. Cummings in January 2008 under the purchase agreement pursuant to which we acquired Cummings. The agreement contains confidentiality and noncompetition provisions applicable to Mr. Cummings that are customary for an agreement of this type.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our Board of Directors or Compensation Committee. None of the current members of our Compensation Committee has ever been an employee of Perini.

Executive Compensation and Other Information

Summary of Cash and Certain Other Compensation

The following table sets forth the cash compensation paid by us and our subsidiaries, as well as certain other compensation paid or accrued for those years, to our Chief Executive Officer and each of our four other most highly compensated Executive Officers whose salary and bonus exceeded $100,000 (the “Named Executive Officers”) for the years ended December 31, 2004, 2003 and 2002, or for each year in which a Named Executive Officer served as such.

Summary Compensation Table

Long-Term Compensation
	Annual Compensation						Restricted Stock Units ($)		All Other Compensation (1)
Name and Principal Position	Year	Salary		Bonus	Other
Ronald N. Tutor Chairman and Chief Executive Officer	2004 2003 2002	$	— — —	$800,000 500,000 231,000	$500,000 250,000 250,000	(2) (2) (2)	$2,505,000 — —	(3)	$	— — —

Robert Band President and Chief Operating Officer	2004 2003 2002		389,000 375,000 375,000	539,400 525,000 346,000	— — —		2,179,500 — —	(4)		4,500 3,000 2,800

Zohrab B. Marashlian President, Perini Civil Construction	2004 2003 2002		375,000 375,000 375,000	310,700 150,000 325,000	— — —		— — —			4,500 3,000 2,800

Craig W. Shaw President, Perini Building Company, Inc.	2004 2003 2002		389,000 375,000 375,000	489,400 375,000 348,000	— — —		— — —			4,500 3,000 2,800

Michael E. Ciskey Vice President, Chief Financial Officer	2004 2003		243,000 198,000	232,200 149,000	— —		— —			4,500 3,000

(1)	“All Other Compensation” represents estimated annual 401(k) retirement contributions for each of the Named Executive Officers, except Mr. Tutor.
(2)	Represents a management services fee paid to Tutor-Saliba Corporation of which Mr. Tutor is the Chairman, Chief Executive Officer and sole stockholder. See “Certain Transactions—Tutor-Saliba Management Agreement.”
(3)

Represents the dollar value of 150,000 shares of common stock to be granted under our 2004 Stock Option and Incentive Plan based on the closing market price of $16.70 on the award date of December 15, 2004. 75,000 shares of common stock will be granted to Mr. Tutor on June 30, 2005 provided that Mr. Tutor continues to serve as our Chairman and Chief Executive Officer through and including such date. The remaining 75,000 shares of common stock will be granted to Mr. Tutor on June 30, 2006, provided that Mr. Tutor continues to serve as our Chairman and Chief Executive Officer through and including such date. At December 31, 2004, the market value of the shares was $2,503,500. Mr. Tutor is not entitled to any dividends on the common stock subject to the awards until such shares have vested.

(4)	Represents the dollar value of 150,000 restricted stock units awarded under our 2004 Stock Option and Incentive Plan based on the closing market price of $14.53 on the grant date of August 18, 2004. 75,000 restricted stock units will vest on the first anniversary of the grant date if certain financial performance goals for fiscal year 2004, as set forth in the award agreement, are met. The remaining 75,000 restricted stock units will vest upon determination by our Compensation Committee that our financial performance goals for the fiscal year 2005, as set forth in the award agreement, have been met, but in any event, prior to March 31, 2006. At December 31, 2004, the market value of the underlying shares of common stock was $2,503,500. Any cash dividends paid by us on our outstanding common stock prior to vesting of Mr. Band’s restricted stock units will accrue and be converted into additional restricted stock units based on the closing market price of our common stock on the date such dividend is made.

Equity Compensation Plans

The following table sets forth certain summary information with respect to stock options granted and available for future grants under equity compensation plans approved and not approved by our stockholders as of December 31, 2004:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity Compensation Plans:
Approved by Stockholders—
Special Equity Incentive Plan*	694,500	$4.45	195,634
1982 Stock Option Plan*	5,000	5.29	—
2004 Stock Option and Incentive Plan*	300,000	0.00	700,000
Not approved by Stockholders—
Options Granted to Certain Directors and Executive Officers*	35,000	8.46	—

Total	1,034,500	$3.30	895,634

*	For detailed information concerning our equity compensation plans, see Note 9 entitled “Stock Options and Restricted Stock Awards” of Notes to Consolidated Financial Statements.

Special Equity Incentive Plan—In May 2000, our stockholders approved our Special Equity Incentive Plan. The aggregate number of shares of common stock that may be subject to outstanding options under the plan is 3,000,000 shares. As of December 31, 2004, options to purchase a total of 2,812,700 shares of common stock have been granted (of which options to purchase 8,334 shares of common stock have terminated), options to purchase 2,109,866 shares of common stock have been exercised and 195,634 shares remain available for future grants under this plan.

Under the plan we are authorized to grant non-qualified stock options to our key executives, employees and directors. Options granted under the plan may not be granted at less than 100% of the fair market value of a share of common stock as of the date of grant and must be exercised within ten years of the date of grant.

The plan is administered by the Compensation Committee or other committee designated by the Board of Directors (the “Plan Administrator”). Subject to the provisions of the plan, the Plan Administrator has the authority to select the persons to whom options are granted and determine the terms of each option, including the number of options to be granted and the vesting schedule of each option. Unless otherwise permitted by us, options are not assignable or transferable except by will or the laws of descent and distribution.

The Plan Administrator may, in its sole discretion, amend, modify, or terminate any option granted or made under the plan, so long as such amendment, modification or termination would not materially and adversely affect the participant. The Plan Administrator may also, in its sole discretion, accelerate or extend the date or dates on which all or any particular option or options granted under the plan may be exercised.

1982 Stock Option Plan—During 2002, the provisions of the 1982 Stock Option Plan expired. Therefore, the only shares of our authorized, but unissued, common stock still reserved under this plan are the 5,000 shares applicable to the remaining outstanding options.

2004 Stock Option and Incentive Plan—In May 2004, our stockholders approved our 2004 Stock Option and Incentive Plan. The plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards, and dividend equivalent rights to our officers, employees, non-employee directors and other key persons.

The aggregate number of shares of common stock that may be issued pursuant to awards under the plan is 1,000,000 shares. There are certain limits on the number of awards that may be granted under the plan. For example, no more than 200,000 shares of stock may be granted in the form of stock options or stock appreciation rights to any one individual during any calendar-year period. As of December 31, 2004, 700,000 shares of common stock remain available for future grants under this plan.

The plan is administered by the Compensation Committee of our Board of Directors. The Compensation Committee has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate at any time the exercisability or vesting of any award, and to determine and modify from time to time the specific terms and conditions of each award, subject to the provisions of the plan.

The exercise price of stock options awarded under the plan generally may not be less than the fair market value of the common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The Compensation Committee will determine at what time or times each option may be exercised and, subject to the provisions of the plan, the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised.

No awards may be granted under the plan after May 13, 2014. In addition, our Board of Directors may amend or discontinue the plan at any time.

Option Exercises and Holdings

The following table sets forth information with respect to our Named Executive Officers concerning the exercise of options during the year ended December 31, 2004 and unexercised options held as of December 31, 2004:

Aggregated Option Exercises in the Last Fiscal Year

and Fiscal Year-End Option Values

	Number of Securities Underlying Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Ronald N. Tutor	1,225,000	$11,075,600	—	—	$—	$—
Robert Band	137,500	1,362,800	100,000	—	1,219,000	—
Zohrab B. Marashlian	303,100	2,941,700	141,500	—	1,724,900	—
Craig W. Shaw	130,000	1,239,000	315,000	—	3,840,000	—
Michael E. Ciskey	30,000	294,900	—	—	—	—

There were no stock options or Stock Appreciation Rights granted to any of the Named Executive Officers during the year ended December 31, 2004.

Incentive Compensation Plans

We have an incentive compensation plan for certain employees at the corporate level (The Perini Corporation Amended and Restated (2004) General Incentive Compensation Plan), or corporate plan, and an incentive compensation plan for certain employees at the business unit level (The Perini Corporation Amended and Restated (2004) Construction Business Unit Incentive Compensation Plan), or business unit plan. Under these plans, eligibility and designated levels of participation are determined by our Chief Executive Officer subject to Compensation Committee approval. Eligibility to participate under the corporate plan is limited to individuals who are executives, managers and key employees at the corporate level and eligibility to participate under the business unit plan is limited to individuals who are managers and key employees at our construction business unit level.

Under the terms of the plans, participants can receive incentive compensation awards ranging from zero to as much as 100% of base salary. In addition, the Compensation Committee has the authority, when appropriate, to make certain discretionary incentive compensation awards. Awards are based on established corporate goals, levels of achievement of these goals and the base salaries and individual bonus limits assigned to the participants. In addition, the actual incentive compensation amounts available to participants at a business unit are based on the level of achievement of the corporate goal applied to the profit generated by that business unit. No amounts attributed to a participant in the plans become vested until the Compensation Committee approves the payment, usually in March following the year earned. At the discretion of the Compensation Committee, payment can be made in cash, stock or a combination of cash and stock. Incentive compensation for the Named Executive Officers is included in the Summary Compensation Table under the “Bonus” column.

401(k) Plan

We have a tax-qualified Section 401(k) Retirement Plan covering all of our executive, professional, administrative and clerical employees who are over 21 years of age and who have completed three months of service with us. Under the 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan. In addition, we have been making employer contributions into the 401(k) plan based on a non-discretionary match of employees’ contributions, as defined, since 2002. Prior to 2002, our contribution to the 401(k) plan was based on a specified level of profits, subject to certain limitations, as well as approval by our Board of Directors of any discretionary contributions.

Pension Plan Disclosure

The following table sets forth pension benefits payable based on an employee’s remuneration (“final average earnings”) and “years of service” as defined under our non-contributory Retirement Plan for all its full-time employees, and to the extent covered remuneration is limited by the Internal Revenue Code of 1986, as amended, pension benefits payable have been augmented based on our Benefit Equalization Plan:

	Pension Plan Table— Estimated Annual Pension Benefits (2) for Years of Service Indicated (3)(4)
Remuneration (1)(4)	15 Years	20 Years	25 Years	30 Years	35 Years
$125,000	$23,179	$30,905	$38,631	$38,631	$38,631
150,000	28,804	38,405	48,006	48,006	48,006
175,000	34,429	45,905	57,381	57,381	57,381
200,000	40,054	53,405	66,756	66,756	66,756
225,000	45,679	60,905	76,131	76,131	76,131
250,000	51,304	68,405	85,506	85,506	85,506
300,000	62,554	83,405	104,256	104,256	104,256
400,000	85,054	113,405	141,756	141,756	141,756
500,000	107,554	143,405	179,256	179,256	179,256

(1)	Remuneration covered by the plan and the Benefit Equalization Plan is limited to an employee’s annual salary and for the Named Executive Officers is limited to the amounts in the “Annual Salary” column included in the Summary Compensation Table on page 55.

(2)	The estimated annual benefits are calculated on a straight-line annuity basis and are not subject to any further deductions for Social Security since the Plan formula integrates the calculation of the benefits with certain adjustments for Social Security, as defined.

(3)	The estimated credited years of service for our Named Executive Officers are as follows: R. Band (31 years), Z.B. Marashlian (32 years), C.W. Shaw (26 years) and M.E. Ciskey (26 years).

(4)

As of June 1, 2004, the Perini Corporation Pension Plan was “frozen.” As a result, for purposes of calculating future benefits, “final average earnings” and “years of service” will remain at the June 1, 2004 level.

CERTAIN TRANSACTIONS

We believe that the transactions described below were on terms that were at least as favorable to us as we would have expected to negotiate with other unaffiliated third parties at the point in time these respective transactions were consummated.

Tutor-Saliba Management Agreement

In January 1997, we entered into a management agreement with Tutor-Saliba, a California corporation engaged in the construction industry, and Ronald N. Tutor, chief executive officer and sole stockholder of Tutor-Saliba, to provide certain management services. The management agreement has been renewed annually by our Compensation Committee, which consists entirely of independent directors, under the same basic terms and conditions as the initial agreement. The amount of the annual fee payable by us to Tutor-Saliba under the management agreement, as amended, is currently $800,000. Effective December 31, 2001, Mr. Tutor was included as a participant in our incentive compensation plan. Since January 1997, Mr. Tutor has been a member of our Board of Directors and an officer of Perini. In July 1999, he was elected Chairman of our Board of Directors and in March 2000, he was elected Chairman and Chief Executive Officer.

Compensation for the management services consists of payments to Tutor-Saliba under the management agreement described above, common stock awards granted to Mr. Tutor and incentive compensation awarded to Mr. Tutor as a participant in our incentive compensation plan. See “Management—Summary Compensation Table.”

Series B Preferred Stock Exchange

Effective March 29, 2000, a new investor group led by Tutor-Saliba, and including O&G Industries, Inc., or O&G, and National Union Fire Insurance Company of Pittsburgh, Pa., or National Union, a wholly owned subsidiary of American International Group, Inc., or AIG, collectively purchased 9,411,765 shares of our common stock, hereafter referred to as the “Purchase Shares,” for $40 million, or $4.25 per share, in what we refer to herein as the “Transaction.” Each of Tutor-Saliba, O&G and National Union are referred to herein individually as a “Purchaser,” and collectively as the “Purchasers.” In connection therewith, we exchanged 7,490,417 shares of common stock for all of the outstanding shares of Series B Preferred Stock at an exchange price of $5.50 per share of common stock, hereafter referred to as the “Exchange.” See “Selling Stockholders.”

Prior to the Transaction, the Board of Directors formed a Special Committee, comprised of three independent directors, to review a financing proposal from Mr. Tutor and to actively solicit and negotiate alternative proposals from third parties. The Special Committee recommended the Transaction to the Board of Directors which approved the Transaction, subject to the approval of a majority of our disinterested common stockholders. Our disinterested common stockholders approved the Transaction on March 29, 2000.

Perini and the Purchasers and former holders of the Series B Preferred Stock entered into a Shareholders’ Agreement and a Registration Rights Agreement at the closing of the Transaction. Among other things, the Shareholders’ Agreement provides for the following:

•	That between the third and sixth anniversaries of the closing of the Transaction, National Union will have a “put” right to cause Tutor-Saliba and/or Mr. Tutor or certain permitted transferees to purchase half (but not less than half) of its Purchase Shares at a price so that National Union earns a 10% internal rate of return on its investment in such shares. During the same period Tutor-Saliba will have a “call” right to cause National Union and/or its permitted transferees, if any, to sell such shares to Tutor-Saliba at a price so that National Union earns a 14% internal rate of return on its investment in such shares. In addition to the foregoing put and call rights, National Union will have a right of first refusal on Tutor-Saliba’s disposition of its Purchase Shares and Tutor-Saliba will have a right of first refusal on one half of National Union’s Purchase Shares.

•	Subject to the right of first refusal described in the prior paragraph, the parties to the Shareholders’ Agreement have certain “tag-along” rights. If any party to the Shareholders’ Agreement desires to sell its shares, each of the non-selling parties to the Shareholders’ Agreement will have the right to participate in such sale and to dispose of its pro rata share of the stock to be sold in such transaction. However, National Union may sell up to one half of its Purchase Shares without triggering the foregoing tag-along right.

•	Each of the parties to the Shareholders’ Agreement has the right to subscribe to any new issuance of equity securities (except for certain issuances such as conversions of convertible securities, exercises of options or issuances pursuant to a benefit plan) by us in an amount up to such stockholder’s pro rata share of the new issuance of securities based on its percentage ownership of our outstanding common stock.

•	The Shareholders’ Agreement gives National Union, Tutor-Saliba, O&G, PB Capital and The Union Labor Life Insurance Company acting on behalf of its Separate Account P, or ULLICO, the right to designate one director each for election to our Board of Directors. We agreed to nominate such individuals for election or appointment to our Board of Directors at the earliest possible time, to use our best efforts to cause such persons to be elected to the Board, and to renominate each such person (or other person as may be designated by National Union, Tutor-Saliba, O&G, PB Capital or ULLICO) at such time as he or she is required to stand for reelection to the Board. The right to designate a person to be elected as a director terminates in the case of each Purchaser when such Purchaser and its permitted transferees own less than 25% of the common stock purchased by such Purchaser in the Transaction and in the case of PB Capital and ULLICO, when such stockholder and its permitted transferees own less than 5% of the outstanding shares of common stock received by such party in the Exchange. Each of PB Capital and ULLICO also has certain observer rights on the Board until such time as it ceases to own 2.5% of the outstanding shares of common stock. Each party to the Shareholders’ Agreement has agreed to vote all of its shares in favor of the directors designated by each of the other parties thereto.

Since the common stock issued in connection with the Transaction and the Exchange was not registered under the Securities Act, we entered into a Registration Rights Agreement with the Purchasers and former holders of the Series B Preferred Stock which requires us, under certain circumstances, to register some or all of the shares held by such parties under the Securities Act after March 29, 2003. See “Description of Capital Stock—Registration Rights Agreements.”

As of April 2004, ULLICO held less than 2.5% of our outstanding common stock and, as a result, no longer has the right to designate a director for election or appoint an observer to our Board of Directors. In addition, assuming the sale of all of the shares offered pursuant to this prospectus, each of Tutor-Saliba, National Union, O&G and PB Capital will no longer have the right to designate a director to our Board of Directors, and PB Capital will lose its right to appoint an observer to the Board.

April 2004 Secondary Offering

Pursuant to a demand registration notice from PB Capital, Blum Capital Partners, L.P. and The Common Fund for Non-Profit Organizations, in April 2004 we completed a secondary offering of approximately 5.9 million shares of previously unregistered shares of our common stock on behalf of those stockholders, the National Union Fire Insurance Company of Pittsburgh, Pa., a member of American International Group, and The Union Labor Life Insurance Company on behalf of its Separate Account P. The expenses paid by us in connection with the April 2004 offering were approximately $1,450,000.

September 2004 Shelf Takedown

In September 2004, we completed a secondary offering of 862,500 million shares of our common stock previously registered under the shelf registration statement, of which this prospectus forms a part of, on behalf of Tutor-Saliba Corporation. The expenses paid by us in connection with the September 2004 offering were approximately $237,000. Ronald N. Tutor, our Chairman and Chief Executive Officer, is the sole stockholder and Chief Executive Officer of Tutor-Saliba.

Joint Ventures

Tutor-Saliba Joint Ventures

Historically, we have participated in joint ventures with Tutor-Saliba both on a sponsored and a non-sponsored basis and currently participate in certain joint ventures with them, our share of which contributed $37.7 million (or 2.0%), $49.0 million (or 3.6%) and $48.8 million (or 4.5%) to our consolidated revenues for the years ended December 31, 2004, 2003 and 2002, respectively.

In late 2000, we entered into a joint venture arrangement with Tutor-Saliba, the sponsoring partner, whereby we were to primarily provide certain prequalification and proposal support services to the joint venture in return for a fixed fee of $500,000 payable subsequent to the award and start-up of the project. In addition, the agreement provided that we would not be liable for any costs, losses, liabilities or damages that may arise from the project. Payment of the fee was received from Tutor-Saliba in February 2002. In late 2001, we entered into a similar joint venture arrangement with Tutor-Saliba, the sponsoring partner, whereby we were to primarily provide certain prequalification and proposal support services to the joint venture in return for a fixed fee of $200,000 payable subsequent to the award and start-up of the project. In addition, the agreement provided that we would not be liable for any costs, losses, liabilities or damages that may arise from the project. Payment of the fee was received from Tutor-Saliba in February 2002.

In late 2002, we entered into an arrangement with Tutor-Saliba whereby Tutor-Saliba provided a financial guarantee in order for us to secure a performance and payment bond on a building project with an estimated contract value of approximately $135 million. As compensation for the financial guarantee, we paid Tutor-Saliba a fee of $1.0 million in February 2003.

As more fully discussed in “Business—Legal Proceedings,” we have been a party to certain joint ventures with Tutor-Saliba in the past which are currently in litigation.

O&G Joint Ventures

We also participated in certain joint ventures with O&G Industries, Inc., of which Raymond R. Oneglia, a director of Perini, is Vice Chairman of O&G’s Board of Directors. Our share of these joint ventures contributed $34.7 million and $0.8 million to our consolidated revenues for the years ended December 31, 2004 and 2003, respectively.

AIG Relationship

National Union Fire Insurance Company of Pittsburgh, Pa., a wholly owned subsidiary of AIG, is one of our sureties and a provider of insurance and insurance related services to us. Payments to AIG for surety, insurance and insurance related services approximated $8.8 million, $7.8 million and $9.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. The quality and cost of insurance services rendered are reviewed on an annual basis and competitive bids are obtained when deemed appropriate.

SELLING STOCKHOLDERS

The following table sets forth the number of shares of common stock beneficially owned by the selling stockholders as of February 28, 2005, the number of shares of common stock covered by this prospectus and the percentage of total shares of common stock that the selling stockholders will beneficially own assuming that the selling stockholders sell all of the shares of common stock covered by this prospectus.

Other than as described in this prospectus, the selling stockholders have not held any office or position or, to our knowledge, had any material relationship with us or our affiliates within the past three years. The amounts and information set forth below are based upon information provided to us by representatives of the selling stockholders, or on our records, as of February 28, 2005, and are accurate to the best of our knowledge. It is possible, however, that the selling stockholders may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus. Certain affiliates of National Union Fire Insurance Company of Pittsburgh, Pa., or National Union, are registered broker-dealers. National Union purchased the securities listed below in the ordinary course of business and at the time of purchase of such securities, had no agreements or understandings, directly or indirectly, to distribute these securities.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock underlying options or warrants that are currently exercisable or exercisable within 60 days of February 28, 2005 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Each selling stockholder’s percentage of ownership before and after the sale of all shares of common stock covered by this prospectus is based on 25,307,928 shares of common stock outstanding as of February 28, 2005.

	Shares Beneficially Owned Prior to the Offering				Amount Offered		Shares Beneficially Owned After the Offering
Selling Stockholder	Shares		%		Shares		Shares		%
Tutor-Saliba Corporation	5,465,229	(1)	21.59%		4,240,229	(2)	1,225,000		4.84%
National Union Fire Insurance Company of Pittsburgh, Pa.	2,659,846	(3)	10.51%		2,659,846	(4)	—		—
O&G Industries, Inc.	2,502,941	(5)	9.89%		2,502,941		—		—
Blum Capital Partners, L.P.	3,117,147	(6)	12.32%		6,605		49,801	(7)	*
PB Capital Partners, L.P.	3,060,741	(8)	12.09%		3,060,741		—		—
The Union Labor Life Insurance Company, acting on behalf of its Separate Account P	224,488	(9)	*		224,488		—		—

Total	11,616,710	(10)	45.90	%(10)	10,341,909	(11)	1,274,801		5.04%

*	Represents less than 1% of the outstanding shares of common stock
(1)	Based on information contained in Schedule 13D/A filed on September 27, 2004 by Tutor-Saliba Corporation, or Tutor-Saliba. Ronald N. Tutor, our Chairman and Chief Executive Officer, is also the sole stockholder and Chief Executive Officer of Tutor-Saliba. Includes 2,352,941 shares for which Tutor-Saliba has the right to call and purchase from National Union Fire Insurance Company of Pittsburgh, Pa., or National Union, at any time until March 29, 2006 (see “Certain Transactions”) and 245,528 shares of common stock representing Tutor-Saliba’s former limited partnership interest in PB Capital Partners, L.P., or PB Capital, that was distributed to Tutor-Saliba on November 13, 2003. Upon such distribution by PB Capital, Tutor-Saliba’s limited partnership interest in PB Capital was liquidated.
(2)	Includes shares of common stock acquired by Tutor-Saliba upon the exercise of the call option by Tutor-Saliba or the exercise of the put option by National Union (see Note 1 above).

(3)	Represents shared voting and investment power based on information contained in Schedule 13D/A of American International Group, Inc., the parent company of National Union, filed on April 28, 2004. See “Certain Transactions.”
(4)	Assumes that neither the call option held by Tutor-Saliba nor the put option held by National Union (see Note 1 above) is exercised.
(5)	Represents sole voting and investment power based on information contained in Schedule 13D of O&G Industries, Inc., or O&G, filed on February 15, 2000 and as updated for O&G’s participation in the Transaction described under “Certain Transactions.”
(6)	Blum Capital Partners, L.P., or BCP, formerly known as Richard C. Blum & Associates, L.P., is the sole general partner of PB Capital. Based on information contained in Schedule 13D/A filed on April 26, 2004 by BCP, the amount includes (a) 3,060,741 shares of common stock held by PB Capital, over which BCP has shared voting and investment power, (b) 6,605 shares of common stock directly held by BCP and (c) the 49,801 shares of common stock held by a limited partner of PB Capital for which BCP serves as an investment advisor. Also, see “Certain Transactions.”
(7)	Represents 49,801 shares of common stock held by a limited partner of PB Capital for which BCP serves as an investment advisor (see Note 6 above).
(8)	Based on information contained in Schedule 13D/A filed on April 26, 2004 by PB Capital Partners, L.P.
(9)	Represents sole voting and investing power based on information contained in Schedule 13D/A dated June 3, 2004, filed by The Union Labor Life Insurance Company acting on behalf of its Separate Account P, or ULLICO.
(10)	The share amount and percentage eliminates the duplication relating to (a) PB Capital’s 3,060,741 shares of common stock which are also included in BCP’s total (see Note 6 above), and (b) 2,352,941 shares of common stock included in both Tutor-Saliba’s total and National Union’s total for which Tutor-Saliba has the right to call and purchase from National Union and National Union has the right to put and sell to Tutor-Saliba (see Note 1 above).
(11)	The share amount eliminates the duplication relating to the 2,352,941 shares of common stock subject to the call option held by Tutor-Saliba and put option held by National Union, which shares may be sold by either Tutor-Saliba or National Union.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information concerning beneficial ownership as of February 28, 2005 of our common stock by:

•	each person known by us to beneficially own 5% or more of our common stock and total as a group; and

•	each of our directors and each of our executive officers for whom compensation information is given in the Summary Compensation Table in this prospectus.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock underlying options or warrants that are currently exercisable or exercisable within 60 days of February 28, 2005 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Each stockholder’s percentage of ownership is based on 25,307,928 shares of common stock outstanding as of February 28, 2005.

	Shares Beneficially Owned
Name and Address (1)	Shares		%
Beneficial Ownership of 5% or More
Tutor-Saliba Corporation	5,465,229	(2),(7)	21.59%
Ronald N. Tutor	5,465,229	(2),(7)	21.59%
National Union Fire Insurance Company of Pittsburgh, Pa.	2,659,846	(3),(7)	10.51%
O&G Industries, Inc.	2,502,941	(4),(7)	9.89%
Blum Capital Partners, L.P.	3,117,147	(5),(7)	12.32%
Richard C. Blum	3,117,147	(5)	12.32%
Richard C. Blum & Associates, Inc.	3,117,147	(5)	12.32%
PB Capital Partners, L.P.	3,060,741	(6),(7)	12.09%

Total beneficial owners of more than 5% of Perini’s Common Stock	11,392,222	(8)	45.02	%(8)

Beneficial Ownership of Directors and Executive Officers
Ronald N. Tutor	5,465,229	(2)	21.59%
Robert Band	104,511	(9)	*
Willard W. Brittain, Jr.	—		—
Peter Arkley	—		—
Michael R. Klein	69,255	(10)	*
Robert A. Kennedy	6,000	(11)	*
Raymond R. Oneglia (12)	6,000		*
James A. Cummings	—		—
Michael E. Ciskey	—		—
Zohrab B. Marashlian	126,500	(13)	*
Robert L. Miller	—		—
Craig W. Shaw	307,120	(14)	1.20%
Frederick Doppelt	51,775	(15)	*
Martin Shubik	20,853	(16)	*

All Directors and Executive Officers as a group (12 persons)	6,157,243		23.77%

*	Represents less than 1% of the outstanding shares of common stock.
(1)	Unless otherwise indicated, the address of each stockholder is c/o Perini Corporation, 73 Mt. Wayte Avenue, Framingham, MA 01701.
(2)

Based on information contained in Schedule 13D/A filed on September 27, 2004 by Tutor-Saliba Corporation. Ronald N. Tutor, our Chairman and Chief Executive Officer, is also the sole stockholder and Chief Executive Officer of Tutor-Saliba. Includes 2,352,941 shares for which Tutor-Saliba has the right to call and purchase from National Union Fire Insurance Company of Pittsburgh, Pa., or National Union, at

any time until March 29, 2006. See “Certain Transactions.” Also includes 245,528 shares of common stock representing Tutor-Saliba’s former limited partnership interest in PB Capital Partners, L.P., or PB Capital, that was distributed to Tutor-Saliba on November 13, 2003. The address of Tutor-Saliba is 15901 Olden Street, Sylmar, CA 91342.

(3)	Represents shared voting and investment power based on information contained in Schedule 13D/A of American International Group, Inc., the parent company of National Union, filed on April 28, 2004. See “Certain Transactions.” The address of National Union is 70 Pine Street, New York, NY 10270.
(4)	Represents sole voting and investment power based on information contained in Schedule 13D of O&G Industries, Inc., or O&G, filed on February 15, 2000 and as updated for O&G’s participation in the Transaction described under “Certain Transactions.” See “Certain Transactions.” The address of O&G is 112 Wall Street, Torrington, CT 06790.
(5)	Blum Capital Partners, L.P., or BCP, formerly known as Richard C. Blum & Associates, L.P., is the sole general partner of PB Capital. Based on information contained in Schedule 13D/A filed on April 26, 2004 by BCP, the amount includes (a) 3,060,741 shares of common stock held by PB Capital, over which BCP has shared voting and investment power, (b) 6,605 shares of common stock held directly by BCP and (c) the 49,801 shares of common stock held by a limited partner of PB Capital for which BCP serves as an investment advisor. Richard C. Blum & Associates, Inc., or RCBA Inc., is the sole general partner of BCP. Richard C. Blum is the chairman and a substantial shareholder of RCBA Inc. Each of BCP, RCBA Inc. and Mr. Blum disclaims beneficial ownership of the securities reported in the table except to the extent of any pecuniary interest therein. The address for each of BCP, PB Capital, RCBA Inc. and Richard C. Blum is c/o Blum Capital Partners, L.P., 909 Montgomery Street, Suite 400, San Francisco, CA 94133.
(6)	Based on information contained in Schedule 13D/A filed on April 26, 2004 by PB Capital Partners, L.P.
(7)	Pursuant to the Shareholders’ Agreement discussed under “Certain Transactions,” these stockholders and Perini agreed to, among other things, nominate certain individuals designated by these stockholders for election or appointment to our Board of Directors and the stockholders have agreed to vote for each of the designated nominees.
(8)	The share amount and percentage eliminates the duplication relating to (a) PB Capital’s 3,060,741 shares of common stock which are also included in BCP’s total (see Note 5 above), (b) the shares of common stock beneficially owned by RCBA Inc. and Mr. Blum as a result of their relationship with BCP (see Note 5 above), (c) 5,465,229 shares of common stock beneficially owned by Mr. Tutor which are also included in Tutor-Saliba’s total (see Note 2 above) and (d) 2,352,941 shares of common stock included in both Tutor-Saliba’s total and National Union’s total for which Tutor-Saliba has the right to call and purchase from National Union and National Union has the right to put and sell to Tutor-Saliba (see Note 2 above).
(9)	Includes 100,000 shares for which Mr. Band holds options.
(10)	Includes 8,300 shares (as to which Mr. Klein disclaims beneficial interest) owned by a trust for his children.
(11)	Includes 6,000 shares for which Mr. Kennedy holds options.
(12)	Mr. Oneglia is the designated nominee to our Board of Directors of O&G, a company that owns 2,502,941 shares of common stock, and of which Mr. Oneglia is the Vice Chairman. Mr. Oneglia disclaims any beneficial ownership of these shares. See Note 4 above.
(13)	Includes 126,500 shares for which Mr. Marashlian holds options.
(14)	Includes 305,000 shares for which Mr. Shaw holds options.
(15)	Includes 39,654 shares of common stock issuable upon conversion of 59,900 Depositary Shares at a conversion rate of .662 shares of common stock for each Depositary Share. Of the 59,900 Depositary Shares, 16,250 shares are owned by trusts or estates as to which Mr. Doppelt serves as trustee and disclaims any beneficial ownership. The percentage of Depositary Shares beneficially owned by Mr. Doppelt to the total number of shares of Depositary Shares outstanding is 10.71%. Mr. Doppelt is a plaintiff in a suit against certain current and former directors of Perini with respect to the Depositary Shares, discussed under “Business—Legal Proceedings—$21.25 Preferred Shareholders Class Action Lawsuit.”
(16)	Represents shares of common stock issuable upon conversion of 31,500 Depositary Shares at a conversion rate of .662 shares of common stock for each Depositary Share. Of the 31,500 Depositary Shares, 5,500 shares are owned by a trust as to which Mr. Shubik serves as trustee and disclaims any beneficial ownership. The percentage of Depositary Shares owned by Mr. Shubik to the total number of Depositary Shares outstanding is 5.63%.

DESCRIPTION OF CAPITAL STOCK

Our articles of organization, as amended, authorize the issuance of 40,000,000 shares of common stock, par value $1.00 per share and 1,000,000 shares of preferred stock, par value $1.00 per share. As of February 28, 2005, there were 25,307,928 shares of common stock outstanding, 55,927 shares of $21.25 Preferred Stock outstanding, 370,379 shares of common stock reserved for issuance upon conversion of the $21.25 Preferred Stock, options to purchase 684,500 shares of common stock outstanding, warrants to purchase 86,688 shares of our common stock outstanding, 1,000,000 shares of common stock reserved for issuance under our 2004 Stock Option and Incentive Plan and 195,634 shares of common stock reserved for issuance under our Special Equity Incentive Plan.

Common Stock

Subject to the rights of the holders of preferred stock then outstanding, holders of common stock are entitled to one vote per share on matters to be voted on by stockholders and are entitled to receive such dividends, if any, as may be declared from time to time by our Board of Directors in its discretion out of funds legally available therefor. Upon our liquidation or dissolution, the holders of common stock are entitled to receive pro rata all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock at the time outstanding. The common stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. The payment of dividends on the common stock is subject to the prior payment of dividends on any outstanding preferred stock. Further, our revolving credit facility, as well as certain other agreements, provides for, among other things, maintaining minimum working capital and tangible net worth levels and limitations on indebtedness, all of which could impact our ability to pay dividends.

Preferred Stock

Our charter authorizes the issuance of 1,000,000 shares of preferred stock, par value $1.00 per share. Currently, 100,000 shares of preferred stock are designated as the $21.25 Convertible Exchangeable Preferred Stock, of which 55,927 shares are outstanding, and 200,000 shares are designated as Series A Junior Participating Cumulative Preferred Stock in connection with the adoption of our Shareholder Rights Plan described below. Our authorized but unissued preferred stock may be issued from time to time in one or more series, without stockholders’ approval. Subject to limitations prescribed by law and by our charter, the Board of Directors is authorized to determine the relative rights and preferences for each series of preferred stock that may be issued, and to fix the number of shares of such series. Thus, our Board of Directors, without stockholder approval, could authorize the issuance of additional preferred stock with voting, conversion and other rights that could adversely affect the voting power and other rights of holders of our common stock or that could make it more difficult for another company to effect certain business combinations with us.

Notwithstanding the fixing of the number of shares constituting a particular series, our Board of Directors may at any time authorize the issuance of additional shares of the same series. Any preferred stock converted, redeemed, exchanged or otherwise acquired by us will, upon cancellation, have the status of authorized but unissued preferred stock undesignated as to series subject to reissuance by our Board of Directors.

$21.25 Preferred Stock

Holders of shares of $21.25 Preferred Stock are entitled to receive an annual cash dividend of $21.25 per share, or $2.125 per Depositary Share, when and as declared by the Board of Directors out of funds legally available for such purposes. Unless full cumulative dividends have been paid or declared, no cash dividends may be declared or paid or other cash distribution made on the common stock. Holders of the $21.25 Preferred Stock are entitled at any time to convert shares of $21.25 Preferred Stock into our common stock at the conversion price of $377.50, subject to adjustment in certain circumstances. Each share of the $21.25 Preferred Stock is exchangeable, in whole but not in part, at our option, for $250 principal amount of our 8 1/2% Convertible Subordinated Debentures Due 2012. Holders of such debentures will be entitled at any time to convert such debentures into common stock at the conversion price of $377.50 per Depositary Share, subject to adjustment in certain circumstances.

The $21.25 Preferred Stock is redeemable at our option, in whole or in part, at specified redemption prices per share. The $21.25 Preferred Stock is not entitled to vote, except as to certain matters in regard to the creation of an additional series of preferred stock or in the event of an arrearage on dividends. The terms of the $21.25 Preferred Stock provide that if six quarterly dividends on the $21.25 Preferred Stock shall have accumulated and been unpaid, the number of directors on our Board will be increased by two and the holders of the $21.25 Preferred Stock, voting together as a class with any other series of preferred stock with the same rank similarly affected, will be entitled to elect those additional two directors until all dividends in default have been paid or declared and funds have been set apart for payment therefor, at which time those two directors would resign from our Board and the number of directors would be reduced by two. While quarterly dividends on the $21.25 Preferred Stock have not been paid since 1995, they have been fully accrued due to the “cumulative” feature of the $21.25 Preferred Stock. As a result of exceeding the six-quarter limitation, the holders of the $21.25 Preferred Stock have been entitled to elect two additional Directors, and they have done so at each of the last seven annual meetings of stockholders. As discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Dividends—$21.25 Preferred Stock,” there are no plans for payment of any such dividends.

In the event of an involuntary liquidation, or an amount equal to the then applicable optional redemption price in the event of a voluntary liquidation, holders of the $21.25 Preferred Stock are entitled to receive a liquidating distribution of $250 per share.

The outstanding $21.25 Preferred Stock are represented by Depositary Shares. Each Depositary Share (evidenced by a depositary receipt) represents a one-tenth fractional interest in the respective share of $21.25 Preferred Stock (including dividend, voting, redemption and liquidation rights and preferences). The $21.25 Preferred Stock have been deposited with EquiServe Trust Company, N.A., as Depositary, under a Deposit Agreement between Perini, EquiServe Trust Company, N.A., and the holders from time to time of the depositary receipts issued under the Deposit Agreement. The depositary receipts evidence the Depositary Shares.

As discussed under “Legal Proceedings,” in November 2004, we entered into a memorandum of understanding to settle the class action lawsuit filed by holders of the Depositary Shares. Under the terms of the settlement, we would purchase all of the Depositary Shares submitted by holders for consideration of $19.00 in cash per share and one share of our common stock. There are currently 559,273 Depositary Shares outstanding. We have reserved 559,273 shares of our common stock in the event all holders of the Depositary Shares submitted their Depositary Shares in the settlement. In the event that fewer than 200,000 Depositary Shares are submitted in the settlement, we may terminate the settlement agreement and the parties will revert to their previous positions in the litigation. The proposed settlement is subject to court approval.

Stock Purchase Warrants

As of February 28, 2005, we have reserved 86,688 shares of common stock for issuance upon the exercise of stock purchase warrants issued in January 1997 to members of our banking group at that time in connection with an amended credit agreement. The warrants are exercisable at a per share exercise price of $8.30 subject to anti-dilution adjustment in the event of certain distributions and other corporate events. The warrants expire on January 17, 2007.

Registration Rights Agreements

Registration Rights Agreements

The following is a summary of material terms and provisions of registration rights agreements that we have entered into with certain existing stockholders.

In March 2000, we entered into a registration rights agreement with certain existing stockholders, as may hereafter be referred to as the March 2000 Registration Rights Agreement. Under this agreement, we granted these stockholders the right to require us, subject to the terms and conditions set forth in the agreement, to register shares of common stock held by them for sale.

Each of the stockholders that is a party to this agreement may request one demand registration, except National Union, which may request two. Subject to limitations set forth in this agreement, the parties also have the right to participate in any demand registration requested by any other stockholder that is a party to the agreement. In addition, we have granted the parties to this agreement the right, subject to exceptions set forth therein, to participate in registrations of common stock initiated by us on our own behalf or on behalf of any other stockholder.

Under the March 2000 Registration Rights Agreement, we are required to pay the fees and expenses of the selling stockholders in connection with any demand and piggyback registrations. We also have agreed to indemnify the holders of registration rights under this agreement against specified liabilities, including liabilities under the Securities Act, and to contribute to payments they may be required to make. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and persons controlling us as described above, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. The March 2000 Registration Rights Agreement will terminate on the earlier of the date upon which the parties to the agreement no longer hold any shares of common stock that must be registered in order to be sold or the date upon which the parties agree that the agreement should be terminated.

In December 2003, we entered into a letter agreement with BCP and PB Capital, hereinafter collectively referred to as the Blum parties. Under this letter agreement, we granted these stockholders an additional demand registration right to require us, subject to the terms and conditions set forth in the letter agreement, to register shares of common stock held by them for sale. The letter agreement provides that this demand registration right is subject to certain terms and conditions set forth in the March 2000 Registration Rights Agreement discussed above. Under this letter agreement, we agreed to pay the fees and expenses of the selling stockholders in connection with the exercise of their demand right and any piggyback registrations. Under this letter agreement, the Blum holders may exercise their demand registration rights until they no longer hold any shares of common stock that must be registered in order to be sold.

Pursuant to the exercise of a demand registration right under the March 2000 Registration Rights Agreement from BCP, PB Capital and The Common Fund for Non-Profit Organizations, in April 2004 we completed a secondary offering of approximately 5.9 million shares of previously unregistered shares of our common stock on behalf of those stockholders, National Union and ULLICO. In June 2004, Tutor-Saliba requested that we register for resale on a shelf basis, all remaining unregistered shares of common stock held by the parties to the March 2000 Registration Rights Agreement. The registration statement of which this prospectus forms a part was filed in response to Tutor-Saliba’s request.

Warrantholders Rights Agreement

In January 1997, we issued warrants to purchase our common stock to members of our banking group in connection with an amended credit agreement. As part of this issuance, we entered into a warrantholder rights agreement with the warrantholders. Under this agreement, we granted these warrantholders the right to require us, upon request by holders of a majority of warrants and common stock received upon exercise of warrants, subject to the terms and conditions set forth in this agreement, to register the resale of shares of the common stock held by them upon exercise of their warrants. Under this agreement, we agreed to pay the fees and expenses of one counsel to the selling stockholders in connection with their registration. We have also agreed to indemnify the holders of these registration rights under this agreement against specified liabilities, including liabilities under the Securities Act, and to contribute to payments that they may be required to make. This warrantholders rights agreement will terminate on the date upon which the parties to the warrantholders rights agreement no longer hold any shares, or warrants to purchase shares, of common stock that must be registered in order to be sold. The warrants expire in January 2007.

Shareholder Rights Plan

We have adopted a Shareholder Rights Plan pursuant to which we issued one preferred stock purchase right, or a Right, for each outstanding share of common stock. Each Right entitles the registered holder to purchase from us a unit consisting of one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share, or the Series A Preferred Stock, at a cash exercise price of $100 per unit, subject to adjustment. Each share of Series A Preferred Stock will be entitled to receive a minimum preferential quarterly dividend equal to the greater of $20.00 or 100 times the dividend payable to holders of shares of common stock. In the event of a liquidation, no distribution shall be made (x) to the holders of stock ranking junior to the Series A Preferred Stock unless, prior thereto, the holders of Series A Preferred Stock receive a distribution equal to the greater of $10,000.00 or 100 times the payment made for each share of common stock or (y) to the holders of any other class or series of stock ranking on a parity (either as to dividends or liquidation preferences) with the Series A Preferred Stock except distributions made ratably on the Series A Preferred Stock and all other such parity stock in proportion to the total amounts to which holders of all such shares are entitled upon a liquidation. The Series A Preferred Stock ranks junior to the $21.25 Preferred Stock with respect to dividends and liquidation preferences but senior to the common stock.

The Shareholder Rights Plan may have the effect of delaying, deferring or preventing a change in control of us. EquiServe Trust Company, N.A. (successor to State Street Bank and Trust Company) is the agent for the Rights. Currently, the Rights are not exercisable and are attached to all outstanding shares of common stock and will be attached to the shares of common stock being offered hereby. No separate Right Certificates will be distributed until the distribution date. Upon occurrence of the distribution date, the Rights will separate from the common stock.

Under the Shareholder Rights Plan, the “distribution date” is defined as the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons is an acquiring person (the date of said announcement being referred to as the “stock acquisition date”), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an acquiring person, or (iii) the declaration by the Board of Directors that any person is an adverse person.

Under the Shareholder Rights Plan, an “acquiring person” is defined as a person or group of affiliated or associated persons (other than us and certain of our affiliates and other exempted persons) that has acquired beneficial ownership of 10% or more of the outstanding shares of common stock.

Under the Shareholder Rights Plan, an “adverse person” is defined as any individual, group, firm, corporation, partnership or other entity (other than us and certain of our affiliates and other exempted persons) declared to be an adverse person by our Board of Directors upon a determination of our Board that the criteria set forth in the Shareholder Rights Plan apply to such individual, group or entity.

In the event that a stock acquisition date occurs or our Board of Directors determines that a person is an adverse person, proper provision will be made so that after the distribution date each holder of a Right will thereafter have the right to receive upon exercise that number of units of Series A Preferred Stock having a market value of two times the exercise price of the Right, such right hereafter referred to as the “subscription right.” In the event that, at any time following the stock acquisition date, (i) we are acquired in a merger or other business combination transaction or (ii) 50% or more of our assets or earning power is sold, after the distribution date each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right, such right hereafter referred to as a “merger right.” The holder of a Right will continue to have the merger right whether or not such holder has exercised the subscription right. Rights that are or were beneficially owned by an acquiring person or an adverse person may (under certain circumstances specified in the Shareholder Rights Plan) become null and void. At any time after a stock acquisition date occurs or the Board of Directors determines that a person is an adverse person, the Board of Directors may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of common stock or units of preferred stock at an exchange ratio of one share of common stock or one unit of preferred stock per Right.

The Rights may be redeemed in whole, but not in part, at a price of $0.02 per Right (payable in cash, common stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors at any time prior to the date on which a person is declared to be an adverse person, the tenth day after the stock acquisition date or the occurrence of an event giving rise to the merger right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price. Until a Right is exercised, the holder will have no rights as a stockholder of Perini (beyond those as an existing stockholder, including the right to vote or to receive dividends).

In January 1997, the Board of Directors amended our Shareholder Rights Plan to (i) permit the acquisition of the Series B Preferred Stock by certain investors, any additional preferred stock issued as a dividend thereon, any common stock issued upon conversion of the Series B Preferred Stock and certain other events without triggering the distribution of the Rights and (ii) extend the expiration date of the Shareholder Rights Plan from September 23, 1998 to January 21, 2007. In March 2000, our Board of Directors amended the Shareholder Rights Plan, to permit the transactions as described under “Certain Transactions—Series B Preferred Stock Exchange” and certain other events without triggering the distribution of the Rights.

In September 2004, our Board of Directors further amended the Shareholder Rights Plan to provide that FMR Corp., together with FMR Corp.’s affiliates and associates, will not be deemed an acquiring person or an adverse person, in each case, for so long as (i) FMR Corp., together with each of its affiliates and associates, is the beneficial owner of less than 15% of our common stock outstanding and (ii) FMR Corp. is permitted by Regulation 13D-G promulgated under the Exchange Act to report such ownership on Schedule 13G and does not report such ownership on any other form of schedule permitted by Regulation 13D-G, such as Schedule 13D.

Massachusetts Anti-Takeover Laws

We are subject to Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly held Massachusetts corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction which results in the stockholder becoming an interested stockholder, unless:

•	our Board of Directors approves the business combination or transaction which results in the stockholder becoming an interested stockholder prior to such event; or

•	the interested stockholder acquires at least 90% of our outstanding voting stock, excluding shares held by certain of our directors who also serve as our officers and by certain employee stock plans, at the time it becomes an interested stockholder; or

•	the business combination is approved by both our Board of Directors and the holders of two-thirds of our outstanding voting stock at a meeting of stockholders, excluding shares held by the interested stockholder.

The Massachusetts General Laws defines the term “business combination” to include a merger, a stock or asset sale, and certain other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is generally a person who, together with affiliates and associates, owns, or within three years, owned, 5% or more of our voting stock.

Our bylaws include a provision excluding us from the applicability of Massachusetts General Laws Chapter 110D, entitled “Regulation of Control Share Acquisitions.” In general, this statute provides that any stockholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of a corporation may not vote such stock unless the stockholders of the corporation so authorize. Our Board of Directors may amend our bylaws at any time to subject us to this statute prospectively.

Certain Anti-takeover Provisions of our Charter and Bylaws

Our charter and bylaws contain provisions which may prevent, discourage or delay any change in the control of Perini and may make it more difficult to remove a member of the Board of Directors or management. These provisions include:

Blank Check Preferred Stock

Our Board of Directors has the authority to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control or takeover of Perini.

Staggered Board of Directors

Massachusetts General Laws Chapter 156D, Section 8.06 requires publicly held Massachusetts corporations, such as Perini, to have a classified board of directors consisting of three classes as nearly equal in size as possible, unless the corporation elects to opt out of the statute’s coverage. Our Board of Directors is currently divided into three classes. Each class of directors serves a three-year term. The classification of Directors could have the effect of making it more difficult for our stockholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of our Board.

Director Removal and Vacancies

Pursuant to our bylaws, stockholders may effectuate the removal of a director only for cause and with the affirmative vote of the majority of shares outstanding and entitled to vote. Vacancies in our Board of Directors may be filled only by the affirmative vote of a majority of the directors then in office.

Meeting of Stockholders

Our bylaws provide that a special meeting of stockholders may be called by our Chairman, President, our Board of Directors, or upon written application of one or more stockholders who hold at least 40% of our common stock entitled to vote at such meeting. In addition, our bylaws include advance notice and information requirements and time limitations on any director nomination or any new proposal which a stockholder desires to make at an annual meeting of stockholders.

Limitation on Liability and Indemnification of Directors and Officers

Our charter provides that no director shall be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith, for acts or omissions involving intentional misconduct or a knowing violation of law or for any transaction, or for any transaction from which the director derived an improper personal benefit. Our bylaws provide that our directors and officers will be indemnified against liabilities that arise from their service as directors and officers, subject to certain exceptions. We have entered into agreements with our directors and officers that also provide for such indemnification and expenses and liability reimbursement. We have obtained insurance which insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

PLAN OF DISTRIBUTION

The selling stockholders may resell or redistribute the securities listed elsewhere in this prospectus from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions, or in any other legal manner, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. Persons who are pledgees, donees, transferees, or other successors in interest of any of the named selling stockholders (including but not limited to persons who receive securities from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus) may also use this prospectus and are included when we refer to “selling stockholders” in this prospectus. Selling stockholders may sell the securities by one or more of the following methods, without limitation:

•	block trades (which may include cross trades) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;

•	an exchange distribution or secondary distribution in accordance with the rules of any stock exchange on which the securities are listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	an offering at other than a fixed price on or through the facilities of any stock exchange on which the securities are listed or to or through a market maker other than on that stock exchange;

•	privately negotiated transactions, directly or through agents;

•	short sales;

•	through the writing of options on the securities, whether or not the options are listed on an options exchange;

•	through the distribution of the securities by any selling stockholder to its partners, members or stockholders;

•	one or more underwritten offerings;

•	agreements between a broker or dealer and one or more of the selling stockholders to sell a specified number of the securities at a stipulated price per share; and

•	any combination of any of these methods of sale or distribution, or any other method permitted by applicable law.

The selling stockholders may also transfer the securities by gift. We do not know of any current arrangements by the selling stockholders for the sale or distribution of any of the securities.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling stockholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the securities in accordance with Rule 144 under the Securities Act rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder’s securities offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder’s securities will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the securities short and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the securities by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling stockholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.

The selling stockholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Exchange Act and the related rules and regulations adopted by the SEC, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We have agreed to indemnify the selling stockholders and their respective officers and directors, and any underwriter who participates in the offering of the securities, against specified liabilities, including liabilities under the federal securities laws. The selling stockholders have agreed to indemnify us, the other selling stockholders, us, and any underwriter who participates in the offering of the securities, against specified liabilities arising from information provided by the selling stockholder for use in this prospectus, including liabilities under the federal securities laws. In each case, indemnification includes each person who is an affiliate of or controls one of these specified indemnified persons within the meaning of the federal securities laws.

The securities offered hereby were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act. We agreed to register the securities under the Securities Act, and to keep the registration statement of which this prospectus is a part effective until the earlier of the date on which the selling stockholders have sold all of the securities or such time when all of the securities offered by this prospectus may be sold pursuant to Rule 144 under the Securities Act. We have agreed to pay all expenses in connection with this offering, including the fees and expenses of a single counsel for the selling stockholders, but not including underwriting discounts, concessions, commissions or fees of the selling stockholders.

We will not receive any proceeds from sales of any securities by the selling stockholders.

We can not assure you that the selling stockholders will sell all or any portion of the securities offered hereby.

We will supply the selling stockholders and any stock exchange upon which the securities are listed with reasonable quantities of copies of this prospectus. To the extent required by Rule 424 under the Securities Act in connection with any resale or redistribution by a selling stockholder, we will file a prospectus supplement setting forth

•	the aggregate number of shares to be sold;

•	the purchase price;

•	the public offering price;

•	if applicable, the names of any underwriter, agent or broker-dealer; and

•	any applicable commissions, discounts, concessions, fees or other items constituting compensation to underwriters, agents or broker-dealers with respect to the particular transaction (which may exceed customary commissions or compensation).

If a selling stockholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange, distribution or secondary distribution or a purchase by a broker or dealer, the prospectus supplement will include any other facts that are material to the transaction. If applicable, this may include a statement to the effect that the participating broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements included in this prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports, proxy statements and other information with the Securities and Exchange Commission. We have also filed with the Securities and Exchange Commission a registration statement on Form S-1 to register our common stock. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and our common stock offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy the registration statement and any other document we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the Securities and Exchange Commission maintains a web site that contains registration statements, reports, proxy statements and other information regarding registrants, such as us, that file electronically with the Securities and Exchange Commission. The address of the web site is www.sec.gov. Except for the registration statement and its exhibits, the information we file with the Securities and Exchange Commission is not included or incorporated in the registration statement and should not be relied upon by potential investors in determining whether to purchase shares of our common stock in this offering.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Perini Corporation:

We have audited the accompanying consolidated balance sheets of Perini Corporation and subsidiaries (collectively, the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Perini Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report (not presented herein) dated March 4, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Deloitte & Touche LLP

Boston, Massachusetts

March 4, 2005

Consolidated Balance Sheets

December 31, 2004 and 2003

(In thousands, except share data)

	2004	2003
Assets

CURRENT ASSETS:
Cash, including cash equivalents of $127,150 and $60,462 (Note 1)	$136,305	$67,823
Accounts receivable, including retainage of $111,678 and $86,273	372,909	328,025
Unbilled work (Note 1)	90,280	116,572
Deferred tax asset (Note 5)	4,110	10,844
Other current assets	4,112	2,479

Total current assets	$607,716	$525,743

PROPERTY AND EQUIPMENT, at cost (Note 1):
Land	$1,041	$1,041
Buildings and improvements	16,761	16,685
Construction equipment	11,201	12,428
Other equipment	9,769	8,569

	$38,772	$38,723
Less—Accumulated depreciation	21,286	22,125

Total property and equipment, net	$17,486	$16,598

OTHER ASSETS:
Goodwill (Notes 1 and 3)	$12,678	$14,007
Deferred tax asset (Note 5)	12,652	4,161
Other (Note 6)	3,733	4,934

Total other assets	$29,063	$23,102

	$654,265	$565,443

Liabilities and Stockholders’ Equity

CURRENT LIABILITIES:
Current maturities of long-term debt (Note 4)	$759	$490
Accounts payable, including retainage of $91,244 and $64,141	344,684	318,448
Deferred contract revenue (Note 1)	57,111	48,431
Accrued expenses	27,133	32,977

Total current liabilities	$429,687	$400,346

LONG-TERM DEBT, less current maturities included above (Note 4)	$8,608	$8,522

OTHER LONG-TERM LIABILITIES (Notes 6, 7 and 8)	$41,936	$36,015

CONTINGENCIES AND COMMITMENTS (Note 2)

STOCKHOLDERS’ EQUITY (Notes 1, 7, 8 and 9):
Preferred stock, $1 par value—
Authorized—1,000,000 shares
Designated—100,000 shares
Issued and outstanding—55,927 shares of $21.25 convertible exchangeable preferred stock ($13,982 aggregate liquidation preference)	$56	$56
Series A junior participating preferred stock, $1 par value—
Designated—200,000 shares
Issued—none	—	—
Stock purchase warrants	965	2,233

Common stock, $1 par value—
Authorized—40,000,000 shares
Issued—25,232,800 shares and 22,946,064 shares	25,233	22,946
Additional paid-in capital	110,058	90,296
Retained earnings	64,826	30,007
Less—common stock in treasury, at cost—0 shares and 60,529 shares (Note 8)	—	(965)

	$201,138	$144,573
Accumulated other comprehensive loss	(27,104)	(24,013)

Total stockholders’ equity	$174,034	$120,560

	$654,265	$565,443

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

For the Years Ended December 31, 2004, 2003 and 2002

(In thousands, except share data)

	2004	2003	2002
Revenues (Note 11)	$1,842,315	$1,374,103	$1,085,041
Cost of Operations	1,748,933	1,303,851	1,026,391

Gross Profit	$93,382	$70,252	$58,650
General and Administrative Expenses	43,049	39,762	32,770

INCOME FROM CONSTRUCTION OPERATIONS (Note 11)	$50,333	$30,490	$25,880
Other (Income) Expense, Net (Note 6)	4,703	(1,435)	520
Interest Expense (Note 4)	704	1,003	1,485

Income before Income Taxes	$44,926	$30,922	$23,875
(Provision) Credit for Income Taxes (Notes 1 and 5)	(8,919)	13,096	(801)

NET INCOME	$36,007	$44,018	$23,074

Less: Accrued Dividends on $21.25 Preferred Stock (Note 8)	(1,188)	(1,653)	(2,125)
Plus: Reversal of Accrued Dividends on $21.25 Preferred Stock based on results of 2003 tender offer (Note 8)	—	7,254	—

NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS	$34,819	$49,619	$20,949

BASIC EARNINGS PER COMMON SHARE (Note 1)	$1.47	$2.18	$0.92

DILUTED EARNINGS PER COMMON SHARE (Note 1)	$1.39	$2.10	$0.91

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (Note 1):
BASIC	23,724	22,763	22,664
Effect of Dilutive Stock Options, Warrants and Restricted Stock Units Outstanding	1,337	820	275

DILUTED	25,061	23,583	22,939

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2004, 2003 and 2002

(In thousands)

	Preferred Stock	Stock Purchase Warrants	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balance—December 31, 2001	$100	$2,233	$22,725	$97,671	$(36,491)	$(965)	$(5,865)	$79,408

Net Income	—	—	—	—	23,074	—	—	23,074
Other comprehensive income (loss):
Minimum pension liability (Note 7)	—	—	—	—	—	—	(13,708)	(13,708)

Total comprehensive income								9,366

Preferred Stock dividends accrued ($21.25 per share*)	—	—	—	(2,125)	—	—	—	(2,125)

Balance—December 31, 2002	$100	$2,233	$22,725	$95,546	$(13,417)	$(965)	$(19,573)	$86,649

Net Income	—	—	—	—	44,018	—	—	44,018
Other comprehensive income (loss):
Minimum pension liability (Note 7)	—	—	—	—	—	—	(4,440)	(4,440)

Total comprehensive income								39,578

Preferred Stock dividends accrued ($21.25 per share*)	—	—	—	(1,048)	(605)	—	—	(1,653)
Preferred Stock tendered (Note 8)	(44)	—	—	(11,217)	—	—	—	(11,261)
Reversal of dividends previously accrued on Preferred Stock tendered (Note 8)	—	—	—	7,243	11	—	—	7,254
Common Stock options exercised	—	—	221	763	—	—	—	984
Estimated cost of stock registration	—	—	—	(991)	—	—	—	(991)

Balance—December 31, 2003	$56	$2,233	$22,946	$90,296	$30,007	$(965)	$(24,013)	$120,560

Net Income	—	—	—	—	36,007	—	—	36,007
Other comprehensive income (loss):
Minimum pension liability (Note 7)	—	—	—	—	—	—	(3,091)	(3,091)

Total comprehensive income								32,916

Preferred Stock dividends accrued ($21.25 per share*)	—	—	—	—	(1,188)	—	—	(1,188)
Common Stock options and stock purchase warrants exercised	—	(1,268)	2,348	10,544	—	—	—	11,624
Income tax benefit attributable to nonqualified stock options exercised	—	—	—	8,275	—	—	—	8,275
Restricted stock compensation expense (Note 9)	—	—	—	856	—	—	—	856
Reclassification of treasury stock (Note 8)	—	—	(61)	(904)	—	965	—	—
Reversal of estimated cost of secondary stock offering	—	—	—	991	—	—	—	991

Balance—December 31, 2004	$56	$965	$25,233	$110,058	$64,826	$—	$(27,104)	$174,034

*	Equivalent to $2.125 per Depositary Share (see Note 8).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2004, 2003 and 2002

(In thousands)

	2004	2003	2002
Cash Flows from Operating Activities:
Net income	$36,007	$44,018	$23,074
Adjustments to reconcile net income to net cash provided from (used by) operating activities—
Depreciation	3,154	2,773	2,457
Amortization of deferred expenses and intangible asset	1,974	616	745
Restricted stock compensation expense	856	—	—
Income tax benefit from stock options exercised	8,275	—	—
Deferred income taxes	159	(15,005)	—
(Gain) loss on land held for sale, net	316	(2,207)	—
Gain on sale of property and equipment	(833)	(317)	(39)
Increase (decrease) in other long-term liabilities	39	(370)	(405)
Cash provided from (used by) changes in components of working capital other than cash, current maturities of long-term debt, deferred tax asset and land held for sale, net:
(Increase) decrease in:
Accounts receivable	(46,347)	(88,544)	102,322
Unbilled work	26,292	(3,422)	(15,138)
Other current assets	(1,524)	(333)	(43)
Increase (decrease) in:
Accounts payable	26,236	132,507	(102,552)
Deferred contract revenue	8,680	(21,211)	(6,261)
Accrued expenses	(3,518)	(5,929)	(7,792)

NET CASH PROVIDED FROM (USED BY) OPERATING ACTIVITIES	$59,766	$42,576	$(3,632)

Cash Flows from Investing Activities:
Acquisition of James A. Cummings, Inc., net of cash balance acquired	$—	$(8,613)	$—
Acquisition of property and equipment	(4,486)	(5,399)	(4,510)
Proceeds from sale of property and equipment	1,502	793	455
Proceeds from land held for sale, net	1,161	4,996	4,072
Proceeds from sale of marketable securities	—	380	—
Investment in other activities	(105)	(37)	(646)

NET CASH USED BY INVESTING ACTIVITIES	$(1,928)	$(7,880)	$(629)

Cash Flows from Financing Activities:
Purchase of preferred stock pursuant to tender offer	$—	$(11,261)	$—
Proceeds from long-term debt	848	1,883	5,000
Reduction of long-term debt	(493)	(5,410)	(10,250)
Proceeds from exercise of common stock options and stock purchase warrants	11,624	984	—
Expenditure for stock registration	(1,335)	(100)	—

NET CASH PROVIDED FROM (USED BY) FINANCING ACTIVITIES	$10,644	$(13,904)	$(5,250)

Net Increase (Decrease) in Cash	$68,482	$20,792	$(9,511)
Cash and Cash Equivalents at Beginning of Year	67,823	47,031	56,542

Cash and Cash Equivalents at End of Year (Note 1(j))	$136,305	$67,823	$47,031

Supplemental Disclosures of Cash Paid During the Year For:
Interest	$704	$1,060	$2,441

Income tax payments	$1,585	$974	$1,885

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2004, 2003 and 2002

[1] Summary of Significant Accounting Policies

[a] Nature of Business

The Company was incorporated in 1918 as a successor to businesses which had been engaged in providing construction services since 1894. The Company provides diversified general contracting, construction management and design-build services to private clients and public agencies throughout the world. The Company’s construction business is conducted through three basic segments or operations: building, civil and management services. The Company offers general contracting, preconstruction planning and comprehensive project management services, including the planning and scheduling of the manpower, equipment, materials and subcontractors required for the timely completion of a project in accordance with the terms and specifications contained in a construction contract. The Company also offers self-performed construction services, including site work, concrete forming and placement and steel erection. The Company provides these services by using traditional general contracting arrangements, such as fixed price, guaranteed maximum price and cost plus fee contracts and, to a lesser extent, construction management or design-build contracting arrangements.

In an effort to limit its financial and/or operational risk on certain large or complex projects, the Company participates in construction joint ventures, often as sponsor or manager of the project, for the purpose of bidding and, if awarded, providing the agreed upon construction services. Each participant usually agrees in advance to provide a predetermined percentage of capital, as required, and to share in the same percentage of profit or loss of the project.

[b] Principles of Consolidation

The consolidated financial statements include the accounts of Perini Corporation and its wholly owned subsidiaries (the “Company”). The Company’s interests in construction joint ventures are accounted for using the proportionate consolidation method whereby the Company’s proportionate share of each joint venture’s assets, liabilities, revenues and cost of operations are included in the appropriate classifications in the consolidated financial statements. All significant intercompany transactions and balances have been eliminated in consolidation.

[c] Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s construction business involves making significant estimates and assumptions in the normal course of business relating to its contracts and joint venture contracts due to, among other things, the one-of-a-kind nature of most of its projects, the long-term duration of its contract cycle and the type of contract utilized. The most significant estimates with regard to these financial statements relate to the estimating of total forecasted construction contract revenues, costs and profits in accordance with accounting for long-term contracts (see Note 1(d) below) and estimating potential liabilities in conjunction with certain contingencies, including the outcome of pending or future litigation, arbitration or other dispute resolution proceedings relating to contract claims (see Note 2 below). Actual results could differ in the near term from these estimates and such differences could be material.

[d] Method of Accounting for Contracts

Revenues and profits from the Company’s contracts and construction joint venture contracts are generally recognized by applying percentages of completion for the period to the total estimated profits for the respective

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[1] Summary of Significant Accounting Policies (continued)

[d] Method of Accounting for Contracts (continued)

contracts. Percentage of completion is determined by relating the actual cost of the work performed to date to the current estimated total cost of the respective contracts. However, on construction management contracts, profit is generally recognized in accordance with the contract terms, usually on the as billed method, which is generally consistent with the level of effort incurred over the contract period. When the estimate on a contract indicates a loss, the Company’s policy is to record the entire loss during the accounting period in which it is estimated. In the ordinary course of business, at a minimum on a quarterly basis, the Company prepares updated estimates of the total forecasted revenue, cost and profit or loss for each contract. The cumulative effect of revisions in estimates of the total forecasted revenue and costs, including unapproved change orders and claims, during the course of the work is reflected in the accounting period in which the facts that caused the revision become known. The financial impact of these revisions to any one contract is a function of both the amount of the revision and the percentage of completion of the contract. An amount equal to the costs incurred which are attributable to unapproved change orders and claims is included in the total estimated revenue when realization is probable. Profit from unapproved change orders and claims is recorded in the period such amounts are resolved.

In accordance with normal practice in the construction industry, the Company includes in current assets and current liabilities amounts related to construction contracts realizable and payable over a period in excess of one year. Deferred contract revenue represents the excess of billings to date over the amount of contract costs and profits (or contract revenue) recognized to date on the percentage of completion accounting method on certain contracts. Unbilled work represents the excess of contract costs and profits (or contract revenue) recognized to date on the percentage of completion accounting method over billings to date on the remaining contracts. Unbilled work results when (1) the appropriate contract revenue amount has been recognized in accordance with the percentage of completion accounting method, but a portion of the revenue recorded cannot be billed currently due to the billing terms defined in the contract and/or (2) costs, recorded at estimated realizable value, related to unapproved change orders or claims are incurred. Unbilled work related to the Company’s contracts and joint venture contracts at December 31, 2004 and 2003, consisted of the following (in thousands):

	2004	2003
Unbilled costs and profits incurred to date*	$22,595	$34,121
Unapproved change orders	6,202	17,936
Claims	61,483	64,515

	$90,280	$116,572

*	Represents the excess of contract costs and profits recognized to date on the percentage of completion accounting method over billings to date on certain contracts.

Of the balance of “unapproved change orders” and “claims” included above in unbilled work at December 31, 2004 and December 31, 2003, approximately $34.0 million and $36.0 million, respectively, are amounts subject to pending litigation or dispute resolution proceedings as described in Note 2, “Contingencies and Commitments”. These amounts are management’s estimate of the probable recovery from the disputed claims considering such factors as evaluation of entitlement, settlements reached to date and knowledge of customer. In the event that future facts and circumstances, including the resolution of disputed claims, cause us to reduce the aggregate amount of our estimated probable recovery from the disputed claims, we will record the amount of such reduction against future earnings in the relevant period.

The prerequisite for billing “Unbilled costs and profits incurred to date” is provided in the defined billing terms of each of the applicable contracts. The prerequisite for billing “Unapproved change orders” or “Claims” is the final resolution and agreement between the parties. The amount of unbilled work at December 31, 2004 estimated by management to be collected beyond one year is approximately $41.0 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[1] Summary of Significant Accounting Policies (continued)

[e] Property and Equipment

Land, buildings and improvements, construction and computer-related equipment and other equipment are recorded at cost. Depreciation is provided primarily using accelerated methods for construction and computer-related equipment over lives from three to seven years and the straight-line method for the remaining depreciable property over lives from three to thirty years.

[f] Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability is evaluated by comparing the carrying value of the asset to the undiscounted cash flows associated with the affected assets. When this comparison indicates that the carrying value of the asset is greater than the undiscounted cash flows, a loss is recognized for the difference between the carrying value and estimated fair value. Fair value is determined based on market quotes, if available, or is based on valuation techniques.

[g] Goodwill

Goodwill included in the accompanying Consolidated Balance Sheets represents the excess of the costs of subsidiaries acquired over the fair value of their net assets as of the dates of acquisition. Effective January 1, 2003, the Company acquired 100% of the outstanding stock of James A. Cummings, Inc., a privately held construction company based in Ft. Lauderdale, FL (see Note 3). As a result of this transaction, approximately $13.0 million of additional goodwill was recorded in 2003. In 2004, the amount of other identifiable intangible assets associated with the Cummings acquisition was reevaluated, resulting in an increase of approximately $1.3 million in intangible assets and a corresponding decrease in the amount of goodwill recorded.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, the Company assesses the amount of goodwill for impairment by applying a fair value test, at a minimum, annually as of December 31. Based on the initial and annual impairment tests completed for 2003 and 2004, the Company concluded that goodwill was not impaired.

[h] Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. (See Note 5). Deferred income tax assets and liabilities are recognized for the effects of temporary differences between the financial statement carrying amounts and the income tax basis of assets and liabilities using tax rates expected to be in effect when such differences reverse. In addition, future tax benefits, such as net operating loss carryforwards, are recognized currently to the extent such benefits are more likely than not to be realized as an economic benefit in the form of a reduction of income taxes in future years.

[i] Earnings Per Common Share

Earnings per common share amounts were calculated in accordance with SFAS No. 128, “Earnings per Share”. Basic earnings per common share was computed by dividing net income less dividends accrued on the $21.25 Preferred Stock during all years presented plus the reversal in 2003 of approximately $7.3 million of previously accrued and unpaid dividends on the $21.25 Preferred Stock no longer required based on the results of the tender offer completed in 2003 (see Notes 8 and 10) by the weighted average number of common shares outstanding. Diluted earnings per common share was similarly computed after giving consideration to the dilutive effect of stock options and warrants outstanding on the weighted average number of common shares outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[1] Summary of Significant Accounting Policies (continued)

[i] Earnings Per Common Share (continued)

While there were no options whose exercise price exceeded the average market price of the Common Stock at December 31, 2004, options to purchase 135,000 shares of Common Stock at a price of $8.66 per share were outstanding at December 31, 2003, but were excluded from the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the Common Stock. Options to purchase 3,172,834 shares of Common Stock at prices ranging from $4.50 to $8.66 per share were outstanding at December 31, 2002, but were excluded from the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the Common Stock. In addition, the effect of the assumed conversion of the Company’s outstanding $21.25 Preferred Stock into Common Stock is antidilutive for all years presented and the effect of the assumed conversion of the Company’s Stock Purchase Warrants is antidilutive for 2002.

[j] Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with original maturities of three months or less.

Cash and cash equivalents as reported in the accompanying Consolidated Balance Sheets consist of amounts held by the Company that are available for general corporate purposes and the Company’s proportionate share of amounts held by construction joint ventures that are available only for joint venture-related uses. Cash held by construction joint ventures is distributed from time to time to the Company and to the other joint venture participants in accordance with their percentage interest after the joint venture partners determine that a cash distribution is prudent. Cash distributions received by the Company from its construction joint ventures are then available for general corporate purposes. At December 31, 2004 and 2003, cash and cash equivalents consisted of the following (in thousands):

	2004	2003
Corporate cash and cash equivalents (available for general corporate purposes)	$81,024	$33,426
Company’s share of joint venture cash and cash equivalents (available only for joint venture purposes, including future distributions)	55,281	34,397

	$136,305	$67,823

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[1] Summary of Significant Accounting Policies (continued)

[k] Stock-Based Compensation

Prior to 2004, the Company accounted for stock-based compensation under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations in accounting for its stock-based compensation costs. In addition, the Company followed the disclosure requirements contained in Statement of Financial Accounting Standards (“SFAS”) No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”) as amended by SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS No. 148”). Effective January 1, 2004, the Company adopted the fair value recognition provisions of SFAS No. 123 for stock-based employee and director compensation costs utilizing the modified prospective transition method as described in SFAS No. 148. Since there were no unvested awards as of January 1, 2004 and since there were no new awards in 2004, no adjustments to previously issued financial statements were required upon adoption of this accounting principle. The Company believes this change in accounting principle is to a preferable method. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee and director compensation in 2003 and 2002 (in thousands).

	Year Ended December 31,
	2003	2002
Net income, as reported	$44,018	$23,074
Plus: Total stock-based employee compensation recognized under APB No. 25	—	—
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	—	(2,831)

Net income, pro forma	$44,018	$20,243

Basic earnings per common share:
As reported	$2.18	$0.92
Pro forma	$2.18	$0.80
Diluted earnings per common share:
As reported	$2.10	$0.91
Pro forma	$2.10	$0.79

[l] Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents approximate fair value due to the short term nature of these items. The carrying value of receivables, payables and other amounts arising out of normal contract activities, including retentions, which may be settled beyond one year, is estimated to approximate fair value. See Note 4 for disclosure of the fair value of long-term debt.

[m] Reclassifications

Certain prior year amounts have been reclassified to be consistent with the current year classifications.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[1] Summary of Significant Accounting Policies (continued)

[n] New Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, “Shared-Based Payment” (“SFAS No. 123R”). SFAS No. 123R is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires entities to recognize stock compensation expense for awards of equity instruments to employees based on the grant date fair value of those awards (with limited exceptions). In addition, SFAS 123R requires that the excess tax benefits related to stock compensation be reported as a financing cash inflow rather than a reduction of taxes paid in cash flow from operations. SFAS No. 123R is effective for the first interim or annual reporting period that begins after June 15, 2005. The Company expects to adopt SFAS No. 123R using the modified prospective application method. As discussed in Note 1[k], the Company adopted SFAS No. 123, as amended by SFAS No. 148, effective January 1, 2004. The Company believes that the adoption of the provisions of SFAS No. 123R will not have a material impact on its consolidated financial position or results of operations.

[2] Contingencies and Commitments

(a) Mergentime—Perini Joint Ventures vs. WMATA Matter

On May 11, 1990, contracts with two joint ventures in which Perini Corporation, or Perini, held a 40% interest were terminated by the Washington Metropolitan Area Transit Authority, or WMATA, on two subway construction projects in the District of Columbia. The contracts were awarded to the joint ventures in 1985 and 1986. However, Perini and Mergentime Corporation, or Mergentime, the 60% managing partner, entered into an agreement in 1987 under which Perini withdrew from the joint ventures and Mergentime assumed complete control over the performance of both projects. This agreement did not relieve Perini of its responsibilities to WMATA as a joint venture partner. After Perini withdrew from the joint ventures, Mergentime and WMATA had a dispute regarding progress on the projects. After both construction contracts were terminated, WMATA retained Perini, acting independently, to complete both projects.

Subsequently, the joint ventures brought an action in the United States District Court for the District of Columbia against WMATA, seeking damages for delays, unpaid extra work and wrongful termination and WMATA brought an action against the joint ventures seeking damages for additional costs to complete the projects. After a bench trial, the District Court found the joint ventures liable to WMATA for damages in the amount of approximately $16.5 million and WMATA liable to the joint ventures for damages in the amount of approximately $4.3 million.

The joint ventures appealed the judgment to the United States Court of Appeals for the District of Columbia, and on February 16, 1999, the Court of Appeals vacated the District Court’s final judgment and ordered the District Court to review its prior findings and hold further hearings in regard to the joint venture’s affirmative claims. In addition, the Court of Appeals held that statutory interest on any of the claims will not accrue until final judgment is entered sometime in the future.

On February 28, 2001, a successor District Court Judge informed the parties that he could not certify adequate familiarity with the record to complete the remaining proceedings; therefore, he granted the joint ventures’ motion for a new trial. The joint ventures are seeking $28.9 million, plus interest, from WMATA, and WMATA is seeking $29.3 million from the joint ventures. A new trial was completed in January 2002 and a decision is still pending. The ultimate financial impact of the Judge’s pending decision is not yet determinable; therefore, no provision for loss, if any, has been recorded in the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[2] Contingencies and Commitments (continued)

(b) Tutor-Saliba-Perini Joint Venture vs. Los Angeles MTA Matter

During 1995, a joint venture, Tutor-Saliba-Perini, or the Joint Venture, in which Perini Corporation, or Perini, is the 40% minority partner and Tutor-Saliba Corporation, or Tutor-Saliba, of Sylmar, California is the 60% managing partner, filed a complaint in the Superior Court of the State of California for the County of Los Angeles against the Los Angeles County Metropolitan Transportation Authority, or the LAMTA, seeking to recover costs for extra work required by the LAMTA in connection with the construction of certain tunnel and station projects. In February 1999, the LAMTA countered with civil claims under the California False Claims Act against the Joint Venture, Tutor-Saliba and Perini jointly and severally (together, TSP). Ronald N. Tutor, the Chairman and Chief Executive Officer of Perini since March 2000, is also the chief executive officer and the sole stockholder of Tutor-Saliba.

Claims concerning the construction of the LAMTA projects were tried before a jury in 2001. During trial, the Judge ruled that the Joint Venture had failed to comply with the Court’s prior discovery orders and the Judge penalized TSP for the alleged non-compliance by dismissing the Joint Venture’s claims and by ruling, without a jury finding, that TSP was liable to the LAMTA for damages on the LAMTA’s counterclaims. The Judge then instructed the jury that TSP was liable to the LAMTA and charged the jury with the responsibility of determining the amount of the damages based on the Judge’s ruling. The jury awarded the LAMTA approximately $29.6 million in damages.

On March 26, 2002, the Judge amended the award, ordering TSP to pay the LAMTA an additional $33.4 million in costs and attorney fees, with the aggregate $63.0 million award subject to interest at an annual rate of 10% from the date of the award.

TSP appealed the Judge’s discovery sanction, the subsequent judgment and the amended judgment.

On January 25, 2005, the State of California Court of Appeal issued an opinion in which it reversed the entire $63.0 million trial court’s judgment and found that the trial court judge had abused his discretion and violated TSP’s due process rights and imposed an impermissibly overbroad sanction in issuing terminating sanctions that prevented the Joint Venture from presenting its claims and severely limited TSP in defending itself against the LAMTA’s lawsuit. The Court of Appeal also directed the trial court to dismiss LAMTA’s claims that TSP had violated the Unfair Competition Law and remanded the Joint Venture’s claims against LAMTA for extra work required by LAMTA and LAMTA’s counterclaim under the California False Claim Act against TSP to the trial court for further proceedings, including a new trial.

Because this case is now scheduled to be retried, the ultimate financial impact of the Court’s is not yet determinable. Therefore, no provision for loss, if any, has been recorded in the financial statements.

(c) City of San Francisco vs. Tutor-Saliba, Perini & Buckley Joint Venture Matter

In November 2002, the San Francisco City Attorney, on behalf of the City and County of San Francisco and the citizens of California, filed a civil action with a demand for a jury trial against the Tutor-Saliba, Perini & Buckley Joint Venture, or the Joint Venture, Perini Corporation, or Perini, Tutor-Saliba Corporation, or Tutor-Saliba, Buckley & Company, Inc., or Buckley, and their bonding companies in the United States District Court in San Francisco relating to seven projects for work on the expansion of the San Francisco International Airport. A second amended complaint was filed in July 2003 which, among other things, added Ronald N. Tutor as a defendant. The Joint Venture was established by Tutor-Saliba, Perini and Buckley through two joint venture

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[2] Contingencies and Commitments (continued)

(c) City of San Francisco vs. Tutor-Saliba, Perini & Buckley Joint Venture Matter (continued)

agreements dated October 28, 1996 and February 11, 1997. The Joint Venture had agreements with the Owner to perform work (“Contracts”) on only two of the above projects (“Projects”) and, as part of those Contracts, the Joint Venture provided performance and payment bonds to the Owner (“Bonds”).

On or about May 24, 2004, the Court granted substantial portions of the defendants’ motion to dismiss the plaintiffs’ second amended complaint with leave to amend certain causes of action. On June 21, 2004, the plaintiffs filed their third amended complaint. In the third amended complaint, the plaintiffs allege, among other things, various overcharges, bidding violations, violations of minority contracting regulations, civil fraud, violation of the California False Claims and Unfair Competition Acts and breach of contract. In addition, the plaintiffs allege that the defendants have violated the United States Racketeer Influenced Corrupt Organizations Act. The plaintiffs have asserted approximately $45 million in actual damages against the Joint Venture and each of its partners as well as substantial liquidated damages, treble damages, punitive and exemplary damages, various civil penalties and a declaration that Tutor-Saliba and the Joint Venture are irresponsible bidders. The defendants filed a Motion to Dismiss the Third Amended Complaint in August, 2004. A decision thereon is pending.

Tutor-Saliba is the managing partner of the Joint Venture and, in December 1997, Perini sold its entire 20% interest in the Joint Venture to Tutor-Saliba. As part of that sale agreement, Tutor-Saliba agreed to indemnify Perini from any liability that Perini is required to pay by reason of or arising out of any event or occurrence subsequent to the date of the sale of Perini’s interest in the Joint Venture in any way connected with the joint venture agreements, the Contracts, the Projects and the Bonds. It is unclear based on the plaintiff’s current complaint whether the claims against the Joint Venture arise out of events that occurred subsequent to the date of the sale of Perini’s interest. The ultimate financial impact of this action is not yet determinable.

(d) Redondo/Perini Joint Venture vs. Siemens Transportation Matter

This is a binding arbitration proceeding arising out of a contract between the Redondo/Perini Joint Venture, or RPJV, a joint venture in which Perini and Redondo Construction Corp., or Redondo, each have a 50% interest and the Siemens Transportation Partnership, S.E., Puerto Rico, or STP. STP is constructing a public metropolitan passenger rail transportation project for the Commonwealth of Puerto Rico and RPJV is responsible for the design and construction of a portion of the project.

On March 19, 2002, Redondo filed a petition for reorganization under 11 U.S.C. Chapter 11 in U.S. Bankruptcy Court for the District of Puerto Rico.

On December 23, 2002, RPJV filed an arbitration demand against STP seeking the recovery of approximately $38 million of additional costs related to design changes and the late completion of the design. On January 31, 2003, STP filed a counter-demand against RPJV seeking the recovery of damages allegedly related to defects in design and construction and the late completion of RPJV’s work in the amount of approximately $17.9 million along with the repayment of approximately $22.6 million for alleged advances previously paid to RPJV.

The parties have each revised their statement of damages. RPJV’s total claim is approximately $74 million. STP’s revised claim is now approximately $54.5 million, including its claim for alleged advances already paid.

Arbitration evidentiary hearings have commenced and are continuing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[2] Contingencies and Commitments (continued)

(d) Redondo/Perini Joint Venture vs. Siemens Transportation Matter (continued)

On October 7, 2004, STP filed suit against Perini in New York state court seeking enforcement against Perini of a Guaranty Agreement that allegedly guarantees the performance and payment obligations of the subject RPJV/Siemens Contract in an amount to be determined at trial, but not less than $27 million.

On December 3, 2004, the Arbitrators dismissed Perini’s claims for general delay damages, and general conditions, its claim for damages under cardinal change theory and the claim amount of a subcontractor. Perini’s remaining claims are for $46.7 million.

Management has made an estimate of the anticipated total cost recovery on this project and it is included in revenue recorded to date. To the extent new facts become known or the final cost recovery included in the claim settlement varies from this estimate, the impact of the change will be reflected in the financial statements at that time.

(e) Perini/Kiewit/Cashman Joint Venture-Central Artery/Tunnel Project Matter

Perini/Kiewit/Cashman Joint Venture, or PKC, a joint venture in which Perini holds a 56% interest and is the managing partner, is currently pursuing a series of claims for additional contract time and/or compensation against the Massachusetts Highway Department, or MHD, for work performed by PKC on a portion of the Central Artery/Tunnel project in Boston, Massachusetts. During construction, MHD ordered PKC to perform changes to the work and issued related direct cost changes with an estimated value, excluding time delay and inefficiency costs, in excess of $100 million. In addition, PKC encountered a number of unforeseen conditions during construction that greatly increased PKC’s cost of performance.

Certain of PKC’s claims have been presented to a Disputes Review Board, or the DRB, which consists of three construction experts chosen by the parties. To date, the DRB has ruled on a binding basis that PKC is entitled to additional compensation for its contract time delay claim in the amount of $17.4 million. On March 20, 2002, the Superior Court of the Commonwealth of Massachusetts approved PKC’s request to confirm the DRB’s $17.4 million award. The MHD has appealed the Superior Court decision to the Appeals Court of the Commonwealth of Massachusetts.

The DRB has also ruled on a binding basis that PKC is entitled to additional compensation awards totaling $17.1 million for impacts and inefficiencies caused by MHD to certain of PKC’s work. PKC has filed applications in these actions in the Massachusetts Superior Court seeking to confirm the awards, and MHD has filed applications to vacate these awards.

Under the Dispute Resolution Rules of the contract, either party may periodically terminate the services of some or all of the DRB members, provided that members who are removed under this provision will remain on the DRB through the completion of any then pending claims. The MHD removed the “Second DRB” members under this provision, although those members have continued to hear claims that were pending when it was terminated. Replacement (“Third”) DRB members have been agreed upon (although PKC has asserted a challenge to the Chairman due to a conflict of interest, and the Chairman will likely be replaced). Proceedings before the Second and Third DRBs were postponed pending completion of the negotiation and mediation discussed below.

The pending claims yet to be decided by the Second DRB on a binding basis have an anticipated value of $49.4 million. The remaining claims to be decided by the Third DRB on a binding basis have an anticipated value of $72.6 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[2] Contingencies and Commitments (continued)

(e) Perini/Kiewit/Cashman Joint Venture-Central Artery/Tunnel Project Matter (continued)

In December 2002, PKC and MHD entered into an agreement to attempt to resolve by negotiation and mediation all of the outstanding claims on the project. As part of the agreement, the MHD made certain provisional payments to PKC. The parties also agreed to stay the pending litigation and DRB proceedings during the negotiations. The parties began mediation on all claims in September 2003. The mediation continued until October 2004. No claims were settled.

The mediation agreement has been terminated, and the hearings before the Second DRB, Third DRB, and the courts have resumed. The MHD has since asserted that the mediation/negotiation agreement terminated all authority of the Second DRB to hear pending claims and transferred those claims to the Third DRB. The MHD refuses to pay the Second DRB for its services or participate in hearings before the Second DRB. This issue is expected to be the subject of further litigation.

Management has made an estimate of the total anticipated cost recovery on this project and it is included in revenue recorded to date. To the extent new facts become known or the final cost recovery included in the claim settlement varies from this estimate, the impact of the change will be reflected in the financial statements at that time.

On August 14, 2002, the Massachusetts Attorney General’s office, pursuant to its authority under the Massachusetts False Claims Act, served a Civil Investigative Demand (“CID”) on Perini and the other joint venture partners. The CID sought the production of certain construction claims documentation in connection with the Central Artery/Tunnel Contract No. C11A1. In September 2004, the Attorney General ‘s office presented a list of items that it believed constitute possible false claims. PKC made a responsive presentation to the Attorney General’s office in January 2005. PKC vigorously denies that it submitted any false claims and is cooperating with the Attorney General’s office in the ongoing investigation.

(f) $21.25 Preferred Shareholders Class Action Lawsuit

On October 15, 2002, Frederick Doppelt, Arthur I. Caplan and Leland D. Zulch filed a lawsuit individually, and as representatives of a class of holders of the $2.125 Depositary Convertible Exchangeable Preferred Shares, representing 1/10 Share of $21.25 Convertible Exchangeable Preferred Stock (“Depositary Shares”) against certain current and former directors of Perini. This lawsuit is captioned Doppelt, et al. v. Tutor, et al., and is pending before the United States District Court for the District of Massachusetts. Mr. Doppelt is a current director of Perini and Mr. Caplan is a former director of Perini. Specifically, the original complaint alleged that the defendants breached their fiduciary duties owed to the holders of the Depositary Shares and to Perini. The plaintiffs principally allege that the defendants improperly authorized the exchange of Series B Preferred Stock for common stock while simultaneously refusing to pay accrued dividends due on the Depositary Shares.

In July 2003, the plaintiffs filed an amended Complaint. The amended complaint added an allegation that the defendants have further breached their fiduciary duties by authorizing a tender offer for the purchase of up to 90% of the Depositary Shares and an allegation that the collective actions of the defendants constitute unfair and deceptive business practices under the provisions of the Massachusetts Consumer Protection Act. The amended complaint withdrew the allegation of a breach of fiduciary duty owed to Perini, but retained the allegation with respect to a breach of those duties owed to the holders of the Depositary Shares.

On April 12, 2004, pursuant to Defendants’ Motions to Dismiss, the Court dismissed the claim under the Massachusetts Consumer Protection Act. The Court did not dismiss the claim for breach of fiduciary duty, except

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[2] Contingencies and Commitments (continued)

(f) $21.25 Preferred Shareholders Class Action Lawsuit (continued)

as such claim relates to the tender offer for the purchase of the Company’s Depositary Shares. Pursuant to the Court’s April 12, 2004 Order, in May 2004 the plaintiffs filed a third amended complaint and a motion for class certification. Defendants filed an answer denying any and all claims of wrongdoing and asserting affirmative defenses.

On November 30, 2004, Perini announced that the parties had reached an agreement for settlement of the Action. Under the terms of the settlement, Perini would purchase all of the Depositary Shares submitted in the settlement for consideration of $19.00 per share in cash and one share of Perini common stock. The named plaintiffs have agreed to support the settlement. As of December 31, 2004, there were 559,273 Depositary Shares outstanding. In the event that fewer than 200,000 Depositary Shares are submitted in the settlement, Perini may terminate the settlement agreement and the parties will revert to their previous positions in the litigation. The proposed settlement is subject to approval of the Court. Frederick Doppelt will resign from his position as a director of Perini upon Court approval of the settlement.

In 2001, a similar lawsuit was filed by some of the same plaintiffs in the United States District Court for the Southern District of New York, which claimed that the Company breached its contract with the holders of Depositary Shares. In 2002, the case was dismissed and upon appeal by the plaintiffs to the Untitled States Court of Appeals for the Second Circuit, the Court of Appeals affirmed the dismissal.

[3] Acquisition of James A. Cummings, Inc.

On January 23, 2003, the Company completed the acquisition of 100% of the outstanding common stock of James A. Cummings, Inc. (“Cummings”), a privately held construction company based in Fort Lauderdale, Florida, for $20 million in cash, financed in part through the Company’s credit facility. Cummings is an established building construction and construction management company in the South Florida region specializing in the construction of schools, municipal buildings, and commercial facilities. Cummings strong regional reputation, successful management team and focus on growing niche markets should effectively extend the Company’s expansion into the Southeast region of the United States. At January 1, 2003, Cummings had a firm backlog of approximately $170 million. The acquisition was effective as of January 1, 2003 and, accordingly, Cummings’ financial results are included in the Company’s consolidated results of operations and financial position since that date.

The transaction was accounted for using the purchase method of accounting as required by FASB Statement No. 141, “Business Combinations”. Goodwill and identifiable intangible assets recorded in the acquisition were tested in 2003 and 2004 and will be tested periodically in the future for impairment as required by FASB Statement No. 142 “Goodwill and Other Intangible Assets”. The allocation of acquisition costs, which consists of the $20 million cash consideration referred to above and $565,000 of other direct acquisition costs, is as follows (in thousands):

Current assets	$34,419
Property and equipment, net	394
Other long-term assets	23
Goodwill	11,661
Other identifiable intangible assets	1,904

Total assets acquired	$48,401
Less—Liabilities assumed	(27,836)

Total Consideration and Acquisition Costs	$20,565

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[3] Acquisition of James A. Cummings, Inc. (continued)

Other identifiable intangible assets represent the estimated fair value of the backlog referred to above. In 2004, the amount of other identifiable intangible assets associated with the Cummings acquisition was reevaluated, resulting in an increase of approximately $1.3 million in intangible assets and a corresponding decrease in the amount of goodwill recorded. Other identifiable intangible assets have been amortized over the average two year operating cycle of the related contracts, resulting in amortization of approximately $1.6 million and $0.3 million during 2004 and 2003, respectively. The $11.7 million of “Goodwill” referred to above has been allocated to the building construction segment and will be fully deductible for tax purposes.

Since the acquisition was effective as of January 1, 2003, the Company’s 2004 and 2003 results include Cummings for the full years. Therefore, the following pro forma financial information is presented for the comparative year ended December 31, 2002 (in thousands, except per share data):

Year Ended December 31, 2002
Pro forma (unaudited)
Revenues	$1,182,413
Gross profit	$65,030
Net income	$25,030
Basic earnings per common share	$1.01
Diluted earnings per common share	$0.99

The pro forma results have been prepared for comparative purposes only and include certain adjustments such as increased interest expense on acquisition debt and additional amortization expenses related to intangible assets arising from the acquisition. The pro forma results are not necessarily indicative either of the results of operations that actually would have resulted had the acquisition been in effect on January 1, 2002 or of future results.

[4] Financial Commitments

Long-term Debt

Long-term debt of the Company at December 31, 2004 and 2003 consists of the following (in thousands):

	2004	2003
Borrowing under revolving credit facility at an average rate of 4.0% in 2004 and 3.8% in 2003	$—	$—
Mortgage on corporate headquarters building, at a rate of 8.96% payable in equal monthly installments over a ten year period, with a balloon payment of approximately $5.3 million in 2010	6,802	6,999
Mortgage on office building at a rate of 5.68% payable in equal monthly installments over a five year period, with a balloon payment of $1.4 million in 2008	1,621	1,665
Other indebtedness	944	348

Total	$9,367	$9,012
Less—current maturities	759	490

Net long-term debt	$8,608	$8,522

Payments required under these obligations amount to approximately $759,000 in 2005, $723,000 in 2006, $305,000 in 2007, $1,726,000 in 2008, $295,000 in 2009, and $5,559,000 in 2010 and beyond.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[4] Financial Commitments (continued)

On January 23, 2002, the Company entered into an agreement with two banks to refinance its former credit facility with a new credit agreement (the “Credit Agreement”). The Credit Agreement provided for a $45 million revolving credit facility through January 2004 which, if not extended or repaid, converted amounts then outstanding to a three year term loan with equal quarterly principal payments. The Credit Agreement provides that the Company can choose from interest rate alternatives including a prime-based rate, as well as options based on LIBOR (London inter-bank offered rate).

In February 2003, the terms of the Credit Agreement were amended to increase the revolving credit facility from $45 million to $50 million; to extend the term of the Credit Agreement from January 2004 to June 2005; to increase the amount of unborrowed revolving commitment available for letters of credit from $5.0 million to $7.5 million; and to adjust certain financial covenants. On August 25, 2004, the terms of the Credit Agreement were amended to extend the term of the Credit Agreement from June 2005 to June 2007 and to adjust certain financial covenants.

The Credit Agreement requires, among other things, maintaining minimum tangible net worth, fixed charge coverage and operating profit levels as well as a minimum working capital ratio. The Credit Agreement also includes operational covenants customary for facilities of this type, including restrictions on incurring additional indebtedness without the consent of the lenders, other than financing for the Company’s corporate headquarters, insurance premiums and construction equipment, as well as limitations on liens, investments and the purchase and sale of assets outside of the normal course of business. The Company’s obligations under the Credit Agreement are guaranteed by substantially all of the Company’s current and future subsidiaries, and secured by substantially all of the Company’s and its subsidiaries’ assets, including a pledge of all of the capital stock of the subsidiaries.

The fair value of the balance outstanding under the Credit Agreement equals the carrying value of zero. For fixed rate debt, fair value is determined based on discounted cash flows for the debt at the Company’s current incremental borrowing rate for similar types of debt. The estimated fair value of fixed rate debt at December 31, 2004 and 2003 is $10.1 million and $9.7 million, respectively, compared to the carrying amount of $9.4 million and $9.0 million, respectively.

Leases

The Company leases certain construction equipment, vehicles and office space under non-cancelable operating leases. Future minimum rent payments under non-cancelable operating leases as of December 31, 2004 are as follows (in thousands):

Amount
2005	$3,857
2006	2,629
2007	1,948
2008	1,332
2009	683
Thereafter	142

Subtotal	$10,591
Less—Sublease rental agreements	(724)

Total	$9,867

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[4] Financial Commitments (continued)

Rental expense under long-term operating leases of construction equipment, vehicles and office space was $4,398,000 in 2004, $4,625,000 in 2003 and $3,781,000 in 2002.

Although not material to the Company’s consolidated financial position or results of operations, the Company also leases certain construction equipment under capital lease arrangements from time to time. Amounts relating to capital leases are included in the accompanying Consolidated Balance Sheets under “Construction Equipment” and “Long-term Debt”.

[5] Income Taxes

The (provision) credit for income taxes is comprised of the following (in thousands):

	Federal	State	Total
2004
Current	$(360)	$(650)	$(1,010)
Deferred	(7,654)	(255)	(7,909)

	$(8,014)	$(905)	$(8,919)

2003
Current	$(529)	$(1,380)	$(1,909)
Deferred	16,023	(1,018)	15,005

	$15,494	$(2,398)	$13,096

2002
Current	$249	$(1,050)	$(801)
Deferred	—	—	—

	$249	$(1,050)	$(801)

The table below reconciles the difference between the statutory federal income tax rate and the effective rate provided for income before income taxes in the consolidated statements of income.

	2004	2003	2002
Statutory federal income tax rate	35%	35%	35%
State income taxes, net of federal tax benefit	2	3	3
Recognition of current year tax benefit	—	(35)	(35)
Reversal of valuation allowance	(18)	(45)	—
Other	1	—	—

Effective tax rate	20%	(42)%	3%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[5] Income Taxes (continued)

The following is a summary of the significant components of the Company’s deferred tax assets and liabilities as of December 31, 2004 and 2003 (in thousands):

	2004	2003
Deferred Tax Assets
Provision for estimated real estate losses	$71	$101
Contract losses	—	2,392
Timing of expense recognition	12,161	10,234
Net operating loss carryforwards	19,969	22,325
Alternative minimum tax credit carryforwards	3,777	3,619
Other, net	(21)	1,068

	$35,957	$39,739
Valuation allowance for deferred tax assets	(490)	(8,400)

Deferred tax assets	$35,467	$31,339

Deferred Tax Liabilities
Joint ventures—construction	$(18,576)	$(15,883)
Capitalized carrying charges	(129)	(451)

Deferred tax liabilities	$(18,705)	$(16,334)

Net deferred tax asset	$16,762	$15,005

The net deferred asset as of December 31, 2004 is classified in the Consolidated Balance Sheet based on when the future benefit is expected to be realized as follows (in thousands):

Short-term “Deferred tax asset”	$4,110
Long-term “Deferred tax asset”	12,652

$16,762

A valuation allowance is provided to reduce the deferred tax assets to a level which, more likely than not, will be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. The net deferred tax assets reflect management’s estimate of the amount which would, more likely than not, be realized from future taxable income.

As a result of not providing federal income tax benefit applicable to losses recorded in certain prior years for financial reporting purposes, benefit from these losses was realized in 2004, 2003 and 2002 by not having to provide federal income tax of approximately $7.9 million, $11.0 million and $8.5 million, respectively. In addition, during the year ended December 31, 2003, the Company recognized an additional $14.9 million tax benefit based on expected utilization of net operating loss carryforwards.

At December 31, 2004, the Company has unused net operating loss carryforwards for tax reporting purposes of approximately $57.0 million, of which $1.4 million expires during the 2005—2007 period and $55.6 million expires during the 2008—2021 period. At December 31, 2004, the Company also has unused alternative minimum tax credit carryforwards for income tax reporting purposes of approximately $3.8 million that have no expiration date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[6] Other Assets, Other Long-term Liabilities and Other (Income) Expense, Net

Other Assets, Other Long-term Liabilities and Other (Income) Expense, Net consist of the following (in thousands) for the periods presented:

Other Assets

	2004	2003
Land held for sale (Note 13)	$2,523	$2,762
Deferred expenses	1,162	1,510
Other investments	48	63
Intangible assets (Notes 3 and 7)	—	599

	$3,733	$4,934

Other Long-term Liabilities

	2004	2003
Accrued dividends on $21.25 Preferred Stock (Note 8)	$10,993	$9,805
Employee benefit related liabilities	1,923	1,885
Minimum pension liability adjustment (Note 7)	29,020	24,325

	$41,936	$36,015

Other (Income) Expense, Net

	2004	2003	2002
Amortization of intangible asset	$1,616	$287	$—
Stock registration expense	1,687	—	—
Loss (gain) from land sales, net (Note 13)	316	(2,207)	—
Interest income	(474)	(226)	(297)
Bank fees	559	483	302
Miscellaneous expense, net	999	228	515

	$4,703	$(1,435)	$520

[7] Employee Benefit Plans

The Company has a defined benefit pension plan that covers its executive, professional, administrative and clerical employees, subject to certain specified service requirements. The plan is noncontributory and benefits are based on an employee’s years of service and “final average earnings”, as defined. The plan provides reduced benefits for early retirement and takes into account offsets for social security benefits. All employees are vested after five years of service. The Company also has an unfunded supplemental retirement plan for certain employees whose benefits under the defined benefit pension plan were reduced because of compensation limitations under federal tax laws. In accordance with SFAS No. 132R, “Employers’ Disclosures About Pensions and Other Post-Retirement Benefits”, pension disclosure as presented below includes aggregated amounts for both of the Company’s plans, except where otherwise indicated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[7] Employee Benefit Plans (continued)

Effective June 1, 2004, all benefit accruals under the Company’s pension plan were frozen; however, the current vested benefits will be preserved. In accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, a one-time charge of $0.2 million was recorded in 2004.

Net pension cost for 2004, 2003 and 2002 follows (in thousands):

	2004	2003	2002
Service cost—benefits earned during the period	$1,660	$1,828	$1,459
Interest cost on projected benefit obligation	4,538	4,674	4,529
Expected return on plan assets	(3,956)	(4,545)	(4,899)
Amortization of prior service costs	15	35	25
Recognized actuarial loss	1,246	665	56

Net pension cost	$3,503	$2,657	$1,170

Actuarial assumptions used to determine net pension cost:
Discount rate	6.25%	6.75%	7.25%
Rate of increase in compensation	6.00%	6.00%	6.00%
Long-term rate of return on assets	7.50%	8.50%	9.00%

The expected long-term rate of return on assets assumption will remain at 7.5% for 2005. The expected long-term rate of return on assets assumption was developed considering historical and future expectations for returns for each asset class.

The target asset allocation for the Company’s pension plan by asset category for 2005 and the actual asset allocation at December 31, 2004 and 2003 by asset category are as follows:

	Percentage of Plan Assets at December 31,
Asset Category	Target Allocation 2005	2004	2003
Equity securities:
Domestic	70.00%	72.87%	72.20%
International	0.00%	0.00%	0.00%
Fixed income securities	30.00%	26.31%	27.78%
Real estate	0.00%	0.00%	0.00%
Other	0.00%	0.82%	0.02%

Total	100.00%	100.00%	100.00%

The target asset allocation was established to attempt to maximize returns with consideration of the long-term nature of the obligations and to reducing the level of overall market volatility through the allocation to fixed income investments. During the year, the asset allocation is reviewed for adherence to the target asset allocation and the portfolio of investments is rebalanced periodically.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[7] Employee Benefit Plans (continued)

Within the equity portfolio, the investments are primarily large capitalization domestic equities; however, the plan’s asset manager may invest in equities with small and medium capitalizations. The equity assets are invested in a broadly diversified portfolio with approximately 125 individual securities. Currently there is no allocation to international equities. Within the fixed income portfolio, the investments are entirely investment grade U.S. fixed income securities including both U.S. Government and U.S. Credit securities.

The Company expects to contribute $6.0 million to its pension plan in 2005.

The following tables provide a reconciliation of the changes of the fair value of assets in the plan and plan benefit obligations during the two year period ended December 31, 2004, and a statement of the funded status as of December 31, 2004 and 2003 (in thousands):

	2004	2003
Reconciliation of Fair Value of Plan Assets
Balance at beginning of year	$41,374	$38,527
Actual return on plan assets	2,929	3,403
Employer contribution	4,157	3,157
Benefit payments	(3,886)	(3,713)

Balance at end of year	$44,574	$41,374

	2004	2003
Reconciliation of Projected Benefit Obligation
Balance at beginning of year	$78,576	$70,803
Service cost	1,660	1,828
Interest cost	4,538	4,674
Plan amendments	—	—
Curtailment gain	(8,533)	—
Actuarial loss	4,213	4,984
Benefit payments	(3,886)	(3,713)

Balance at end of year	$76,568	$78,576

	2004	2003
Actuarial assumptions used to determine benefit obligations:
Discount rate	5.75%	6.25%
Rate of increase in compensation	n.a.	6.00%

	2004	2003
Funded Status
Funded status at December 31,	$(31,994)	$(37,202)
Unrecognized prior service cost	—	263
Unrecognized loss	29,021	33,559

Net liability recognized, before additional minimum liability	$(2,973)	$(3,380)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[7] Employee Benefit Plans (continued)

The following table presents amounts included in the Consolidated Balance Sheets as of December 31, 2004 and 2003 (in thousands):

	2004	2003
Accrued benefit liability	$(31,994)	$(27,705)
Intangible asset (Note 6)	—	312
Accumulated other comprehensive income	29,021	24,013

Net amount recognized at year end	$(2,973)	$(3,380)

Other comprehensive income attributable to a change in the additional minimum pension liability recognized pursuant to SFAS No. 87, “Employers’ Accounting for Pensions” amounted to $5.0 million in 2004, $4.4 million in 2003, $13.7 million in 2002 and $5.9 million in 2001. The cumulative amount of $29.0 million generally represents the excess of the accumulated benefit obligations of the Company’s pension plans over the fair value of the plans’ assets as of December 31, 2004 compared to the unfunded accrued pension liability previously recognized. This amount is reflected as a long-term liability as of December 31, 2004 (see Note 6) with the offset, net of tax, being a reduction in stockholders’ equity. Adjustments to the amount of this additional minimum pension liability will be recorded in future years, as required, based upon periodic re-evaluation of the funded status of the Company’s pension plans.

The Company’s plans have benefit obligations in excess of the fair value of the plans’ assets. The following table provides information relating to each of the plans’ benefit obligations compared to the fair value of its assets as of December 31, 2004 and 2003 (in thousands):

	2004			2003
	Pension Plan	Benefit Equalization Plan	Total	Pension Plan	Benefit Equalization Plan	Total
Projected benefit obligation	$73,469	$3,099	$76,568	$75,232	$3,344	$78,576
Accumulated benefit obligation	$73,469	$3,099	$76,568	$66,359	$2,720	$69,079
Fair value of plan assets	$44,574	$—	$44,574	$41,374	$—	$41,374
Projected benefit obligation greater than Fair value of plan assets	$28,895	$3,099	$31,994	$33,858	$3,344	$37,202

Accumulated benefit obligation greater than Fair value of plan assets	$28,895	$3,099	$31,994	$24,985	$2,720	$27,705

The Company has a contributory Section 401(k) plan which covers its executive, professional, administrative and clerical employees, subject to certain specified service requirements. The 401(k) expense provision approximated $0.9 million in 2004 and $0.7 million in 2003 and 2002. The Company’s contribution is based on a non-discretionary match of employees’ contributions, as defined.

The Company has an incentive compensation plan for key employees which is generally based on the Company’s achievement of a certain level of profit.

The Company also contributes to various multi-employer union retirement plans under collective bargaining agreements which provide retirement benefits for substantially all of its union employees. The aggregate amounts provided in accordance with the requirements of these plans were approximately $4.8 million in 2004, $4.3 million in 2003 and $7.3 million in 2002. The Multi-employer Pension Plan Amendments Act of 1980 defines certain employer obligations under multi-employer plans. Information regarding union retirement plans is not available from plan administrators to enable the Company to determine its share of unfunded vested liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[8] Capital Stock and Stock Purchase Warrants

(a) $21.25 Convertible Exchangeable Preferred Stock (“$21.25 Preferred Stock”)

In June 1987, net proceeds of approximately $23,631,000 were received from the sale of 1,000,000 Depositary Convertible Exchangeable Preferred Shares (each Depositary Share representing ownership of 1/10 of a share of $21.25 Convertible Exchangeable Preferred Stock, $1 par value) at a price of $25 per Depositary Share. Annual dividends are $2.125 per Depositary Share and are cumulative. Generally, the liquidation preference value is $25 per Depositary Share plus any accumulated and unpaid dividends. The $21.25 Preferred Stock of the Company, as evidenced by ownership of Depositary Shares, is convertible at the option of the holder, at any time, into Common Stock of the Company at a conversion price of $37.75 per share of Common Stock. The $2.125 Depositary Shares are redeemable at the option of the Company at any time at $25 per share plus any unpaid dividends. The $21.25 Preferred Stock is also exchangeable at the option of the Company, in whole but not in part, on any dividend payment date into 8 1/2% convertible subordinated debentures due in 2012 at a rate equivalent to $25 principal amount of debentures for each Depositary Share. In conjunction with the covenants of certain of the Company’s prior Credit Agreements, the Company was required to suspend the payment of quarterly dividends on its $21.25 Preferred Stock (equivalent to $2.125 per Depositary Share) until certain financial criteria were met. Dividends on the $21.25 Preferred Stock have not been declared since 1995 (although they have been fully accrued due to the “cumulative” feature of the $21.25 Preferred Stock). The aggregate amount of dividends in arrears is approximately $10,993,000 at December 31, 2004, which represents approximately $196.56 per share of $21.25 Preferred Stock or approximately $19.66 per Depositary Share and is included in “Other Long-term Liabilities” in the accompanying Consolidated Balance Sheets. Under the terms of the $21.25 Preferred Stock, the holders of the Depositary Shares were entitled to elect two additional Directors since dividends had been deferred for more than six quarters and have done so at each of the last seven Annual Meetings of Stockholders. (See Note 2(f) for information on a related class action lawsuit.)

In June 2003, the Company completed its tender offer to purchase up to 900,000 shares, or approximately 90% of its outstanding $2.125 Depositary Convertible Exchangeable Preferred Shares (the “Depositary Shares”), each of which represents 1/10th of a share of the Company’s $21.25 Preferred Stock, at a purchase price of $25.00 per share, net to the seller in cash without interest. The tender offer which commenced on March 31, 2003, expired on June 9, 2003, at which time the Company purchased 440,627 Depositary Shares. The completion of the self tender offer resulted in the Company purchasing and immediately retiring 440,627 Depositary Shares, a reduction of approximately $11.3 million, including related expenses, in Stockholders’ Equity, and a reversal of approximately $7.3 million of previously accrued and unpaid dividends relating to the purchased shares that were restored to additional paid-in capital. In addition, the $7.3 million of previously accrued and unpaid dividends was added to net income to determine net income available for common stockholders for the purpose of computing earnings per common share for the year ended December 31, 2003.

(b) Series A Junior Participating Preferred Stock

Under the terms of the Company’s Shareholder Rights Agreement, as amended, the Board of Directors of the Company declared a distribution on September 23, 1988 of one Preferred Stock purchase right (a “Right”) for each outstanding share of Common Stock. Under certain circumstances, each Right will entitle the holder thereof to purchase from the Company one one-hundredth of a share (a “Unit”) of Series A Junior Participating Cumulative Preferred Stock, $1 par value (the “Preferred Stock”), at an exercise price of $100 per Unit, subject to adjustment. The Rights will not be exercisable or transferable apart from the Common Stock until the earlier to occur of (i) 10 days following a public announcement that a person or group (an “Acquiring Person”) has acquired 20% or more of the Company’s outstanding Common Stock (the “Stock Acquisition Date”), (ii) 10 business days following the announcement by a person or group of an intention to make an offer that would

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[8] Capital Stock and Stock Purchase Warrants (continued)

(b) Series A Junior Participating Preferred Stock (continued)

result in such persons or group becoming an Acquiring Person or (iii) the declaration by the Board of Directors that any person is an “Adverse Person”, as defined under the Agreement. The Rights will not have any voting rights or be entitled to dividends.

Upon the occurrence of a triggering event as described above, each Right will be entitled to that number of Units of Preferred Stock of the Company having a market value of two times the exercise price of the Right. If the Company is acquired in a merger or 50% or more of its assets or earning power is sold, each Right will be entitled to receive Common Stock of the acquiring company having a market value of two times the exercise price of the Right. Rights held by such a person or group causing a triggering event may be null and void. The Rights are redeemable at $.02 per Right by the Board of Directors at any time prior to the occurrence of a triggering event.

In January 1997 and March 2000, the Board of Directors amended the Company’s Shareholder Rights Agreement to (i) permit the acquisition of the Company’s stock by certain investors and certain other events without triggering the distribution of the Rights; (ii) lower the threshold for the occurrence of a Stock Acquisition Date from 20% to 10%; and (iii) extend the expiration date of the Agreement from September 23, 1998 to January 21, 2007.

(c) Stock Purchase Warrants

In connection with an Amended Credit Agreement effective January 17, 1997 with the Company’s bank group at that time, the banks received Stock Purchase Warrants to purchase up to 420,000 shares of the Company’s Common Stock, $1.00 par value, at a purchase price of $8.30 per share, subject to certain anti-dilution adjustments in the event of certain distributions and other corporate events, at any time during the ten year period ending January 17, 2007. The grant date present value of the Stock Purchase Warrants ($2,233,000) was calculated using the Black-Scholes option pricing model and was accounted for by an increase in Stockholders’ Equity, with the offset being a valuation account netted against the related Revolving Credit Loans. The valuation account was amortized and charged against income over the three year term of the Credit Agreement ended in 2000. During 2004, 238,560 warrants were exercised resulting in a remaining balance of 181,440 warrants outstanding as of December 31, 2004.

In conjunction with the issuance of the Stock Purchase Warrants, the Company entered into a rights agreement with the warrantholders whereby the Company granted the warrantholders the right to require it, upon request by holders of a majority of warrants and common stock received upon exercise of warrants, subject to the terms and conditions set forth in the agreement, to register the resale of shares of the common stock held by them upon exercise of their warrants. Under the agreement, the Company generally agreed to pay the fees and expenses of the selling stockholders in connection with any such registration.

(d) Treasury Stock

Effective July 1, 2004, a new corporation statute enacted by the Commonwealth of Massachusetts made the concept of treasury shares obsolete. Under the new statute, shares previously issued by the Company that are subsequently acquired by the Company become authorized but unissued shares. Accordingly, the Company reclassified 60,529 shares previously shown as treasury shares against common stock issued. The $965,000 cost related to these treasury shares was reclassified against common stock and additional paid-in capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[9] Stock Options and Restricted Stock Awards

Effective May 13, 2004, the Company’s stockholders approved the adoption of the 2004 Stock Option and Incentive Plan which provides that up to 1,000,000 shares of the Company’s Common Stock will be available for the granting of stock-based compensation awards to key executives, employees and directors of the Company. The Plan allows these stock-based compensation awards to be granted in a variety of forms, including stock options, stock appreciation rights, restricted stock awards, unrestricted stock awards, deferred stock awards and dividend equivalent rights. During 2004, restricted stock awards were granted to two executive officers of the Company. Vesting of these restricted stock awards is dependent upon the achievement of specified performance goals and/or service requirements for 2004 to 2006. The grant date fair value of the restricted stock awards granted in 2004 is $4.7 million which is being recorded as expense over the vesting period. In 2004, $0.8 million was recorded as expense. Assuming achievement of the specified performance and service requirements, the approximate amount of expense to be recorded in 2005 and 2006 will be $3.3 million and $0.6 million, respectively.

A summary of stock-based compensation awards related to the Company’s 2004 Stock Option and Incentive Plan is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value	Shares Available to Grant
Approved May 13, 2004	—	—	1,000,000
Granted	300,000	$15.62	(300,000)

Outstanding at December 31, 2004	300,000		700,000

Effective May 25, 2000, the Company’s stockholders approved the adoption of the Special Equity Incentive Plan which provides that up to 3,000,000 shares of the Company’s Common Stock will be available for the granting of non-qualified stock options to key executives, employees and directors of the Company. Options are granted at not less than the fair market value on the date of grant, as defined. Options generally expire 10 years from the date of grant. Options outstanding under the Special Equity Incentive Plan are generally exercisable in three equal annual installments, on the date of grant and on the first and second anniversary of the date of grant. As of December 31, 2004 and 2003, all of the options outstanding were exercisable. A summary of stock option activity related to the Company’s Special Equity Incentive Plan is as follows:

	Number of Shares	Option Price Per Share		Shares Available to Grant
		Range	Weighted Average
Outstanding at December 31, 2002	2,733,034	$3.13-$6.85	$4.50	187,300
Exercised	(221,400)	$3.13-$4.50	$4.45	—
Terminated	(8,334)	$4.50	$4.50	8,334

Outstanding at December 31, 2003	2,503,300	$3.13-$6.85	$4.49	195,634
Exercised	(1,808,800)	$3.13-$6.85	$5.12	—

Outstanding at December 31, 2004	694,500	$3.13-$6.85	$4.45	195,634

Shares of the Company’s authorized but unissued Common Stock have been reserved for issuance to employees under its 1982 Stock Option Plan. Options under this plan were granted at fair market value on the date of grant, as defined, and generally become exercisable in two equal annual installments on the second and third anniversary of the date of grant and expire eight to ten years from the date of grant. Although the provisions

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[9] Stock Options and Restricted Stock Awards (continued)

of the 1982 Stock Option Plan expired during 2002, the Company still has 5,000 shares of authorized but unissued Common Stock reserved for issuance under the Plan applicable to the remaining outstanding options. As of December 31, 2004, all of the 5,000 options outstanding were exercisable. A summary of stock option activity related to the Company’s 1982 Stock Option Plan is as follows:

	Number of Shares	Option Price Per Share		Shares Available to Grant
		Range	Weighted Average
Outstanding at December 31, 2002 and 2003	67,500	$5.29	$5.29	—
Exercised	(62,500)	$5.29	$5.29	—

Outstanding at December 31, 2004	5,000	$5.29	$5.29	—

In addition, the Company has authorized but unissued Common Stock reserved for certain other options granted as follows:

Grantee	Grant Date	Options Outstanding and Exercisable	Exercise Price
Members of former Board Executive Committee, as Redefined	01/17/97	25,000	$8.38
Certain Executive Officers	01/19/98	10,000	$8.66

The terms of these options are generally similar to options granted under the 1982 Plan, including the exercise price being equal to fair market value, as defined, at date of grant, and timing of installment exercise dates. As of December 31, 2004, all of the 35,000 options outstanding were exercisable.

Options outstanding at December 31, 2004 and related weighted average price and life information follows:

Remaining Life (Years)	Grant Date	Options Outstanding	Options Exercisable	Weighted Average Exercise Price
1	01/17/97	25,000	25,000	$8.38
2	01/19/98	10,000	10,000	$8.66
2	12/10/98	5,000	5,000	$5.29
6	03/29/00	556,500	556,500	$4.50
6	05/25/00	48,000	48,000	$3.70
6	09/12/00	87,500	87,500	$4.50
7	08/13/01	2,500	2,500	$6.85

Totals		734,500	734,500	$4.65

When options are exercised, the proceeds are credited to stockholders’ equity. In addition, the income tax savings attributable to nonqualified options exercised are credited to additional paid-in capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[10] Unaudited Quarterly Financial Data

The following table sets forth unaudited quarterly financial data for the years ended December 31, 2004 and 2003 (in thousands, except per share amounts):

	2004 by Quarter
	1st		2nd		3rd		4th
Revenues	$480,304		$495,808		$467,743		$398,460

Gross profit	$23,528		$23,731		$23,633		$22,490

Net income	$11,221	(a)	$12,176	(a)	$6,430		$6,180

Basic earnings per common share	$0.47	(a)	$0.51	(a)	$0.26		$0.24

Diluted earnings per common share	$0.44	(a)	$0.48	(a)	$0.25		$0.23

	2003 by Quarter
	1st		2nd		3rd		4th
Revenues	$291,260		$286,336		$295,855		$500,652

Gross profit	$13,703		$14,370		$15,788		$26,391

Net income	$11,419	(a)	$3,618	(a)	$6,396		$22,585	(a)

Basic earnings per common share	$0.48	(a)	$0.43	(a)(b)	$0.29	(a)(b)	$0.97	(a)

Diluted earnings per common share	$0.48	(a)	$0.41	(a)(b)	$0.28	(a)(b)	$0.92	(a)

(a)	For each of the first two quarters of 2004 and each of the four quarters of 2003, the provision for income taxes reflects a lower-than-normal tax rate due to the realization of a portion of the federal tax benefit not recognized in prior years due to certain accounting limitations. In addition, the first quarter of 2003 includes the recognition of a $7.0 million tax benefit in accordance with SFAS No. 109 (or approximately $0.31 per share) related to a reduction in the tax valuation allowance and the fourth quarter of 2003 includes the recognition of $7.9 million similar tax benefit (or approximately $0.34 per share).
(b)	The second quarter of 2003 includes $6.7 million (or approximately $0.29 per share) and the third quarter of 2003 includes $0.6 million (or approximately $0.03 per share) added back to net income in the calculation of income available for common stockholders that represented the reversal of dividends previously accrued, but no longer required as a result of the Company’s tender offer. See Note 8(a).

[11] Business Segments

Business segment information presented below was determined in accordance with SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”.

The Company provides diversified general contracting, construction management and design-build services to private clients and public agencies throughout the world. The Company’s construction business is conducted through three basic segments: building, civil and management services. The building segment is comprised of Perini Building Company and James A. Cummings, Inc., and focuses on large, complex projects in the hospitality and gaming, sports and entertainment, educational, transportation and healthcare markets. The civil segment is involved in public works construction primarily in the northeastern United States, including the repair, replacement and reconstruction of the United States public infrastructure such as highways, bridges and mass transit systems. The management services segment provides diversified construction, design-build and maintenance services to the U.S. military and government agencies as well as power producers, surety companies and multi-national corporations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[11] Business Segments (continued)

During the years 2002 through 2004, the Company’s chief operating decision making group consisted of the Chairman and Chief Executive Officer, the President and Chief Operating Officer, the President of Perini Building Company and the President of Perini Civil Construction. This group decides how to allocate resources and assess performance of the business segments. Generally, the Company evaluates performance of its operating segments on the basis of income from operations and cash flow. The accounting policies applied by each of the segments are the same as those described in the Summary of Significant Accounting Policies (see Note 1). The following tables set forth certain business and geographic segment information relating to the Company’s operations for each of the three years in the period ended December 31, 2004 (in thousands):

	Reportable Segments				Corporate		Consolidated Total
	Building	Civil	Management Services	Totals
2004
Revenues	$1,298,771	$138,095	$405,449	$1,842,315	$—		$1,842,315
Income from Construction Operations	$25,194	$5,463	$29,913	$60,570	$(10,237	)(a)	$50,333
Assets	$296,017	$203,311	$52,474	$551,802	$102,463	(b)	$654,265
Capital Expenditures	$2,038	$2,193	$255	$4,486	$—		$4,486

	Reportable Segments				Corporate		Consolidated Total
	Building	Civil	Management Services	Totals
2003
Revenues	$898,254	$176,877	$298,972	$1,374,103	$—		$1,374,103
Income from Construction Operations	$12,462	$3,157	$23,711	$39,330	$(8,840	)(a)	$30,490
Assets	$225,139	$204,135	$80,649	$509,923	$55,520	(b)	$565,443
Capital Expenditures	$1,520	$3,722	$157	$5,399	$—		$5,399

	Reportable Segments				Corporate		Consolidated Total
	Building	Civil	Management Services	Totals
2002
Revenues	$631,860	$312,528	$140,653	$1,085,041	$—		$1,085,041
Income from Construction Operations	$14,487	$6,390	$11,738	$32,615	$(6,735	)(a)	$25,880
Assets	$130,270	$223,036	$27,971	$381,277	$21,112	(b)	$402,389
Capital Expenditures	$1,828	$2,335	$347	$4,510	$—		$4,510

(a)	In all years, consists of corporate general and administrative expenses.
(b)	In all years, corporate assets consist principally of cash and cash equivalents, net deferred tax asset, land held for sale and other investments available for general corporate purposes.

Revenues from various agencies of the United States federal government in the management services segment totaled approximately $333 million (or 18% of consolidated revenues) in 2004, and approximately $225 million (or 16% of consolidated revenues) in 2003. Revenues from the San Manuel casino expansion project in California for the San Manuel Band of Mission Indians totaled approximately $203 million (or 11% of consolidated revenues) in 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[11] Business Segments (continued)

Revenues from the Mohegan Sun Project in the building segment totaled approximately $153 million (or 14%) in 2002. Revenues from various agencies of the City of New York in the civil segment totaled approximately $185 million (or 17%) in 2002.

Information concerning principal geographic areas is as follows (in thousands):

	Revenues
	2004	2003	2002
United States	$1,506,846	$1,120,961	$1,029,097
Foreign and U.S. Territories	335,469	253,142	55,944

Total	$1,842,315	$1,374,103	$1,085,041

	Income (Loss) from Construction Operations
	2004	2003	2002
United States	$35,997	$23,009	$26,731
Foreign and U.S. Territories	24,573	16,321	5,884
Corporate	(10,237)	(8,840)	(6,735)

Total	$50,333	$30,490	$25,880

Income (loss) from construction operations has been allocated geographically based on the location of the job site. Long-lived assets outside the United States are immaterial and therefore not presented here.

[12] Related Party Transactions

As a condition to a new investor group’s acquisition of shares of the Company’s Series B Preferred Stock for an aggregate of $30 million, which was approved by the stockholders in January 1997, the Company entered into an agreement with Tutor-Saliba Corporation (“Tutor-Saliba”), a California corporation engaged in the construction industry, and Ronald N. Tutor, Chief Executive Officer and sole stockholder of Tutor-Saliba, to provide certain management services, as defined. At January 17, 1997, Tutor-Saliba held 351,318 shares of the Company’s $1.00 par value Common Stock. Tutor-Saliba participates in joint ventures with the Company, the Company’s share of which contributed $37.7 million (or 2.0%), $49.0 million (or 3.6%) and $48.8 million (or 4.5%) to the Company’s consolidated revenues in 2004, 2003 and 2002, respectively. The management agreement has been renewed annually by the Company’s Compensation Committee, which consists entirely of independent directors, under the same basic terms and conditions as the initial agreement except that the amount of the fee payable thereunder to Tutor-Saliba was increased effective January 1, 2004, from $250,000 to $375,000 per year and effective September 15, 2004, from $375,000 to $800,000. Effective December 1, 2001, Mr. Tutor was included as a participant in the Company’s incentive compensation plan. Since January 17, 1997, Mr. Tutor has been a member of the Company’s Board of Directors and an officer of Perini and effective July 1, 1999 was elected Chairman of the Board of Directors and effective March 29, 2000 was elected Chairman and Chief Executive Officer. Compensation for the management services consists of payment of $250,000 per year to Tutor-Saliba for each of the two years in the period ended December 31, 2003 and $499,000 for the year ended December 31, 2004, stock options and restricted stock awards granted to Mr. Tutor, and incentive compensation awarded to Mr. Tutor of $600,000 in 2004, $250,000 in 2003 and $231,000 in 2002. The stock options were granted to Mr. Tutor in January, 1997 (150,000 shares), December, 1998 (45,000 shares), January, 1999 (30,000 shares) and March, 2000 (1,000,000 shares). All of the stock options were granted at or above the fair market value price per share on the respective dates of grant. All of the stock options were exercised during 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[12] Related Party Transactions (continued)

On December 15, 2004, the Company entered into an agreement with Mr. Tutor pursuant to which the Company will grant Mr. Tutor 150,000 shares of unrestricted common stock, par value $1.00 per share, of the Company under the Perini Corporation 2004 Stock Option and Incentive Plan. The Company will grant Mr. Tutor (i) 75,000 shares of Common Stock on June 30, 2005, provided that Mr. Tutor continues to serve as the Company’s Chairman and Chief Executive Officer through and including such date and (ii) 75,000 shares of Common Stock on June 30, 2006, provided that Mr. Tutor continues to serve as the Company’s Chairman and Chief Executive Officer through and including such date. The grant date fair value of the restricted stock awards is $2.5 million which will be recorded as expense over the vesting period. In 2004, $0.1 million was recorded as expense. Assuming achievement of the specified service requirements, $2.0 million and $0.4 million will be recorded as expense in 2005 and 2006, respectively.

In late 2001, the Company entered into a joint venture arrangement with Tutor-Saliba, the sponsoring partner, whereby the Company was to primarily provide certain prequalification and proposal support services to the joint venture in return for a fixed fee of $200,000 payable subsequent to the award and start-up of the project. In addition, the agreement provided that the Company would not be liable for any costs, losses, liabilities or damages that may arise from the project. The Company recorded the $200,000 fixed fee as income in 2002 when the contract was awarded to the joint venture. Payment of the fee was received from Tutor-Saliba in February, 2002.

In late 2002, the Company entered into an arrangement with Tutor-Saliba whereby Tutor-Saliba provided a financial guarantee in order for the Company to secure a performance and payment bond on a building project with an estimated contract value of approximately $135 million. As compensation for the financial guarantee, the Company paid Tutor-Saliba a fee of $1.0 million in February 2003.

The new investors that provided $40 million of new equity in the Company on March 29, 2000 consist of Tutor-Saliba (see above), O&G Industries, Inc. (“O&G”), a participant in certain construction joint ventures with the Company, and National Union Fire Insurance Company of Pittsburgh, Pa., a wholly owned subsidiary of American International Group, Inc. (“AIG”), one of the Company’s sureties and a provider of insurance and insurance related services to the Company. The cumulative holdings of each of the new investors as of December 31, 2004 were as follows:

	Number of Common Shares	Percentage of Total Common Shares Outstanding
Tutor-Saliba	3,112,288	12.3%
O&G	2,502,941	9.9%
AIG	2,659,846	10.5%

Each of the new investors is entitled to appoint a member to the Company’s Board of Directors. O&G participates in joint ventures with the Company, the Company’s share of which contributed $34.7 million and $0.8 million to the Company’s consolidated revenues in 2004 and 2003, respectively. Payments to AIG for surety, insurance and insurance related services approximated $8.8 million in 2004, $7.8 million in 2003 and $9.5 million in 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

[13] Land Held for Sale

As of December 31, 2004, the only land held for sale consists of approximately 60 fully developed acres in Raynham, Massachusetts. Management’s plan is to continue to market the remaining land for sale in this development as a bulk sale or as individual parcels over an estimated 24 to 36 month “sell off” period.

During the year ended December 31, 2004, 4 acres were sold resulting in a net loss of approximately $0.3 million and during the year ended December 31, 2003, 61 acres were sold resulting in a net gain of approximately $2.2 million. (See Note 6.) Land costs are allocated to reduce the related sales proceeds based on both the specific cost identification method for certain parcels and average cost per acre sold method on the remaining parcels.

[14] Subsequent Event

On January 21, 2005, the Company completed the acquisition of Cherry Hill Construction, Inc. (“CHC”), a privately held construction company based in Jessup, Maryland, for $20 million in cash. CHC is an established civil construction company in the Mid-Atlantic and Southeast regions of the United States specializing in excavation, foundations, paving and construction of civil infrastructure. The acquisition will be effective as of January 1, 2005 and, accordingly, CHC will be included in the Company’s consolidated results of operations and financial position beginning in the first quarter of 2005.

Civil Operations

Perini Civil Construction
Cherry Hill Construction, Inc.

Jamaica Station, NY

Dulles Airport, VA

U.S. Capitol, Washington, D.C.

Bronx-Whitestone Bridge, NY

Management Services

Buzurgan Power Plant, Iraq

National Army Barracks, Afghanistan

Exelon Nuclear Maintenance, IL, PA, NJ

Legislative Building, WA